UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2021 (December 12, 2021)

SVF INVESTMENT CORP. 3

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40175	98-1572401
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Circle Star Way San Carlos California, United States	94070
(Address of principal executive offices)	(Zip Code)

(650)-562-8100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value	SVFC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On December 12, 2021, SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (“SVF”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse”), Symbotic Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Warehouse (“Symbotic”), and Saturn Acquisition (DE) Corp., a Delaware corporation and a wholly owned subsidiary of SVF (“Saturn”).

Pursuant to the terms of the Merger Agreement, a business combination between SVF and Warehouse will be effected through the merger (the “Merger”) of Saturn with and into Symbotic, with Symbotic as the surviving company (the “Surviving Company”).

Prior to the effective time of the Merger (the “Effective Time”):

•

Warehouse will merge with and into Symbotic, with Symbotic as the surviving company (the “Company Reorganization”) pursuant to a merger agreement executed contemporaneously with the Merger Agreement (the “Company Merger Agreement”). Upon the effectiveness of the Company Reorganization, all the outstanding common and preferred units of Warehouse (the “Warehouse Units”) will be converted into the right to receive common units of Symbotic (the “Symbotic Common Units”); and

•

Subject to the receipt of SVF Shareholder Approval (as defined below), SVF will transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation (sometimes hereinafter referred to as the “Surviving Pubco”) (such domestication, the “Domestication”). At the effective time of the Domestication, each Class A ordinary share, par value $0.0001 per share, of SVF (the “SVF Class A Ordinary Shares”) that is issued and outstanding immediately prior to the Domestication will be converted into one share of Class A common stock, par value $0.0001 per share, of the Surviving Pubco (the “Surviving Pubco Class A Common Stock”), and each Class B ordinary share, par value $0.0001 per share, of SVF (the “SVF Class B Ordinary Shares,” and together with the SVF Class A Ordinary Shares, the “SVF Ordinary Shares”) that is issued and outstanding immediately prior to the Domestication will be converted into one share of Class B common stock, par value $0.0001 per share, of the Surviving Pubco (the “Surviving Pubco Class B Common Stock”). The Surviving Pubco Class B Common Stock will automatically convert into Surviving Pubco Class A Common Stock at the Effective Time.

Pursuant to the terms of the Merger Agreement, at the Effective Time, holders of outstanding Symbotic Common Units will be entitled to receive a number of common units of the Surviving Company (the “Surviving Company Common Units”), equal to the Exchange Ratio (as defined in the Merger Agreement). The Founder (as defined in the Merger Agreement), certain family members of the Founder and certain affiliated entities and trusts of the Founder will also receive a number of shares of Surviving Pubco’s Class V-3 Common Stock, par value $0.0001 per share (the “Surviving Pubco Class V-3 Common Stock”), which has three votes per share, equal to the number of Surviving Company Common Units received by such holder, in exchange for payment by such holder to Surviving Pubco of adequate consideration (in each case, not to exceed $0.00015 per share of Surviving Pubco Class V-3 Common Stock). The other holders of Symbotic Common Units will receive a number of shares of Surviving Pubco’s Class V-1 Common Stock, par value $0.0001 per share (the “Surviving Pubco Class V-1 Common Stock”), which has one vote per share, equal to the number of Surviving Company Common Units received by such holder, in exchange for payment by such holder to Surviving Pubco of adequate consideration (in each case, not to exceed the par value per share of Surviving Pubco Class V-1 Common Stock). The Surviving Pubco Class V-3 Common Stock will convert to Surviving Pubco Class V-1 Common Stock upon the occurrence of certain sunset events, including an automatic conversion after seven years from the consummation of the Merger (the “Closing”).

The holders of outstanding Symbotic Common Units as of the Effective Time will also have contingent rights to receive up to an aggregate of 20,000,000 Earnout Interests (as defined in the Merger Agreement). Each holder will be entitled to receive Earnout Interests in accordance with their Earnout Pro Rata Share (as defined in the Merger Agreement) in three tranches upon the occurrence of the following milestones on or prior to the seventh anniversary of the Closing: (i) a one-time issuance of 6,666,667 Earnout Interests on the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 trading days within the preceding 30 consecutive trading day period (the “VWAP Price”) is greater than or equal to $12.00 (“Triggering Event I”); (ii) a one-time issuance of 6,666,667 Earnout Interests on the first date on which the VWAP Price is greater than or equal to $14.00 (“Triggering Event II”); and (iii) a one-time issuance of 6,666,666 Earnout Interests on the first date on which the VWAP Price is greater than or equal to $16.00 (“Triggering Event III”).

Each Surviving Company Common Unit may be redeemed by the holder for shares of Surviving Pubco Class A Common Stock (or an equivalent amount in cash, at the option of the Surviving Company, subject to the provisions of the limited liability company agreement of the Surviving Company) at a value equal to the arithmetic mean of the volume-weighted average price of a share of Surviving Pubco Class A Common Stock for the full five trading days ending prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of Surviving Pubco Class V-3 Common Stock or Surviving Pubco Class V-1 Common Stock, as applicable, equal to the number of redeemed Surviving Company Common Units, will be transferred to the Surviving Pubco and cancelled by the Surviving Pubco.

Pursuant to the terms of the Merger Agreement, SVF is required to cause the shares of Surviving Pubco Class A Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) to be listed on the NASDAQ prior to the date of the Closing and to be eligible for continued listing on NASDAQ immediately following the Closing (as if the listing were a new initial listing by an issuer that had never been listed prior to the Closing).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) organization, good standing and qualification, (b) capital structure, (c) corporate authority and approval, (d) licenses and permits, (e) taxes, (f) financial statements, (g) absence of certain changes, (h) no undisclosed liabilities, (i) intellectual property, IT assets and data privacy, (j) real property, (k) material contracts, (l) employee matters, (m) compliance with laws, (n) litigation, (o) transactions with related parties, (p) environmental matters, (q) insurance, (r) suppliers and customers and (o) regulatory matters.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the Transactions and efforts to satisfy conditions to consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for SVF and Warehouse to cooperate in the preparation of the Registration Statement (as defined in the Merger Agreement) required to be filed in connection with the Transactions.

Prior to the Effective Time, SVF will approve and adopt the SVF Incentive Plan (as defined in the Merger Agreement) and the SVF Employee Stock Purchase Plan (as defined in the Merger Agreement) subject to receipt of the requisite approval of the stockholders of SVF.

SVF Exclusivity Restrictions

During the period between the date of the Agreement and Closing (or the termination of the Merger Agreement by its terms), SVF may not, directly or indirectly, take any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Warehouse, its members or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination (a “Business Combination Proposal”) other than with Warehouse. As of the date of the Merger Agreement, SVF will immediately cease any and all existing discussions or negotiations with any person conducted prior to the execution and delivery of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Warehouse Exclusivity Restrictions

During the period between the date of the Merger Agreement and Closing (or the termination of the Merger Agreement by its terms), Warehouse may not (i) initiate any negotiations with respect to, or provide any non-public information or data concerning Warehouse or any of its Subsidiaries to any person relating to, an Acquisition Proposal (as defined in the Merger Agreement) or Alternative Transaction (as defined in the Merger Agreement), or afford to any person access to the business, properties, assets or personnel of Warehouse or any of its Subsidiaries in connection with an Acquisition Proposal or Alternative Transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an Acquisition Proposal or Alternative Transaction.

SVF Change in Recommendation

SVF is required to include in the Proxy Statement the recommendation of SVF’s board of directors (the “SVF Board”) to SVF’s stockholders that they approve the Proposals (as defined in the Merger Agreement) relating to the Transactions (the “SVF Board Recommendation”), except in the case of a Modification in Recommendation. The SVF Board shall be permitted to change, withdraw, withhold, qualify and/or modify, and/or publicly propose to change, withdraw, withhold, qualify and/or modify, the SVF Board recommendation (a “Modification in Recommendation”) if the SVF Board determines in good faith that a failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties under applicable Law. In such instance, SVF must provide to Warehouse three business days’ prior written notice and specify the reasons therefor in reasonable detail. During such three business days, if requested in writing by Warehouse, SVF must negotiate in good faith with Warehouse, including providing Warehouse with the opportunity to make a presentation to the SVF Board regarding the Merger Agreement and, to the extent applicable, any proposed revisions thereto. A Modification in Recommendation will not change the approval of the Merger Agreement or any other approval of the SVF Board or affect SVF’s obligations under the Merger Agreement.

Conditions to Closing

The obligation of SVF and Warehouse to consummate the Merger is subject to the satisfaction (or to the extent permitted by applicable law, the waiver) of the following conditions: (i) the receipt of the requisite approval of the stockholders of SVF; (ii) the receipt of the requisite approval of the equityholders of Warehouse; (iii) the effectiveness of the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”); (iv) the absence of any governmental order, law, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions; (v) the consummation of Private Placements (as defined in the Merger Agreement) of at least $50,000,000; (vi) SVF having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) after giving effect to the Redemption Offer (as defined in the Merger Agreement); and (vii) the effectiveness of the Company Reorganization.

The obligation of SVF to consummate the Merger is also subject to the following closing conditions: (i) customary bringdown conditions with respect to the representations, warranties and covenants of Warehouse and Symbotic; (ii) the absence of a Material Adverse Effect (as defined in the Merger Agreement) from the date of the Merger Agreement to the Closing that is continuing as of the Closing; and (iii) the delivery of the transaction documents and a customary closing certificate on behalf of Warehouse and Symbotic.

The obligation of Warehouse to consummate the Merger is also subject to the fulfillment of the following closing conditions: (i) customary bringdown conditions with respect to the representations, warranties and covenants of SVF; (ii) the listing on NASDAQ of the applicable shares of Surviving Pubco Class A Common Stock and such shares being eligible for continued listing on NASDAQ immediately following the Closing; (iii) the effective resignations of certain directors and officers of SVF; (iv) the amount of Closing SVF Cash (as defined in the Merger Agreement) being equal to or exceeding $350,000,000; (v) the consummation of the transactions contemplated by the Forward Purchase Agreement (as defined in the Merger Agreement); and (vi) the delivery of the transaction documents and a customary closing certificate on behalf of SVF and Merger Sub.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

(i)	by mutual written consent of SVF and Warehouse;

(ii)

by either SVF or Warehouse if the Merger is not consummated on or before the date that is 180 days from the date of the Merger Agreement (as such date may be extended as a result of an adjournment of the Special Meeting), which date may be extended for another 60 days if the Registration Statement has been filed but is not effective on the date that is 14 days prior to the end of the initial 180 day period;

(iii)

by either SVF or Warehouse if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Transactions;

(iv)	by either SVF or Warehouse if the requisite approval of the stockholders of SVF is not obtained at the SVF Shareholders Meeting (as defined in the Merger Agreement);

(v)	by SVF if Warehouse has breached its representations, warranties, covenants or agreements in the Merger Agreement such that the closing conditions would not be satisfied (subject to a cure period);

(vi)	by SVF if Warehouse fails to deliver the PCAOB Audited Financials (as defined in the Merger Agreement) by February 28, 2022;

(vii)

by SVF if the PCAOB Audited Financials contain material restatements, deviations, differences or modifications from the Audited Financial Statements (as defined in the Merger Agreement) of the corresponding fiscal year that would reasonably be expected to significantly and negatively impact the equity value of Warehouse based on the methodology used to determine the equity value of Warehouse included in the non-binding term sheet dated August 2, 2021 between Warehouse and SVF, so long as SVF notifies Warehouse of its decision to terminate within 15 days from receipt of the PCAOB Audited Financials;

(viii)	by SVF if Warehouse fails to obtain the requisite approval of the equityholders of Warehouse within 48 hours after the Registration Statement becomes effective; or

(ix)

by Warehouse if SVF or Saturn breach their respective representations, warranties, covenants or agreements in the Merger Agreement such that the closing conditions would not be satisfied (subject to a cure period).

In the event the Merger Agreement is terminated in accordance with the termination rights set forth in items (vi) and (vii) above, then SVF shall be entitled to receive a reimbursement fee in the amount of $2,000,000.

The foregoing description of the Merger Agreement and the Transactions is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about SVF, Warehouse or the other parties thereto. In particular, the assertions embodied in the representations, warranties and certain covenants in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about SVF, Warehouse or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that SVF makes publicly available in reports, statements and other documents filed with the SEC.

Equityholder Support Agreement

In connection with the execution of the Merger Agreement, SVF and Warehouse entered into a support agreement (the “Equityholder Support Agreement”) with certain equityholders of Warehouse (the “Requisite Equityholders”), which collectively hold Warehouse Units representing a majority of the voting power of each class of the issued and outstanding Warehouse Units. The Equityholder Support Agreement provides, among other things, that as promptly as reasonably practicable (and in any event, within 48 hours) after the Registration Statement becomes effective under the Securities Act, each Requisite Equityholder will validly execute and deliver to Warehouse a written consent in respect of all Warehouse Units held by such Requisite Equityholder adopting and approving the Company Merger Agreement, the Merger Agreement, and the transactions contemplated thereby, including the Company Reorganization and the Merger (the “Company Written Consent”). Each Requisite Equityholder agrees that if a meeting of the Warehouse equityholders is held with respect to the Merger, such Requisite Equityholder will appear at such meeting or otherwise cause such Requisite Equityholder’s Warehouse Units to be counted as present thereat for the purpose of establishing a quorum. Each Requisite Equityholder agrees to vote (or execute and return an action by written consent) all of the Warehouse Units held by such Requisite Equityholder against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger, other than with SVF, its shareholders and/or their respective affiliates and representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Warehouse or Symbotic, as applicable, contained in the Merger Agreement or the Equityholder Support Agreement or result in any of the conditions to closing in the Merger Agreement not being fulfilled. Each Requisite Equityholder further agrees not to transfer such Requisite Equityholder’s Warehouse Units except in certain permitted transfers under the Equityholder Support Agreement.

The foregoing description of the Equityholder Support Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2, and the terms of which are incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, SVF Sponsor III (DE) (the “Sponsor”), the directors and officers of SVF and Warehouse (the “SVF Insiders”) entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) whereby each of the Sponsor and the SVF Insiders agree to vote their SVF Ordinary Shares in favor of the Merger and each other proposal included in the agenda for the Special Meeting. The Sponsor and the SVF Insiders further agree that when the Special Meeting is held, they will appear at such meeting or otherwise cause their SVF Ordinary Shares to be counted as present thereat for the purpose of establishing a quorum. The Sponsor Agreement Parties agree that other than the Transactions, they will vote their SVF Ordinary Shares against any business combination and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the contemplated transaction or result in a breach of any agreement of SVF, Merger Sub, the Sponsor or the SVF Insiders or result in any of the closing conditions not being fulfilled, and vote their SVF Ordinary Shares against any change in business, management or the board of directors of SVF (other than in connection with the Merger and the other proposals related to the Merger).

The Sponsor Agreement Parties have also agreed not to redeem any SVF Ordinary Shares owned by them in connection with SVF Shareholder Approval or otherwise. Further, prior to the valid termination of the Merger Agreement pursuant to its terms, the Sponsor Agreement Parties shall take all actions and do all things reasonably necessary under applicable laws and advisable to consummate the Merger on the terms and subject to the conditions set forth in the Merger Agreement. The obligations of the Sponsor in the Sponsor Support Agreement shall apply whether or not the Merger is recommended by the SVF Board of Directors.

The foregoing description of the Sponsor Support Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.4, and the terms of which are incorporated herein by reference.

Sponsor Letter Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the SVF Insiders, SVF and Warehouse (the “Sponsor Letter Agreement Parties”) entered into a letter agreement (the “Sponsor Letter Agreement”) pursuant to which the Sponsor and the SVF Insiders agreed, subject to certain exceptions, not to transfer any Sponsor Shares (as defined in the Sponsor Letter Agreement) until the earlier of (i) one year after the completion of an initial business combination or (ii) the date following the completion of an initial business combination on which SVF completes a liquidation, merger, share exchange or other similar transaction that results in all of SVF’s shareholders having the right to exchange their SVF Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to the Closing, the last reported sale price of the Surviving Pubco Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing, the Sponsor Shares shall be released from the foregoing lock-up.

The Sponsor Letter Agreement Parties have also agreed that the Sponsor Shares shall be unvested and shall be subject to certain vesting provisions described below. The Sponsor Letter Agreement Parties have agreed, subject to certain exceptions, not to transfer any unvested Sponsor Shares prior to the date such securities become vested. Pursuant to the Sponsor Letter Agreement, (i) 60% of the Sponsor Shares will vest at the Closing, (ii) 20% of the Sponsor Shares (the “$12 Threshold Shares”) will vest at such time as Triggering Event I occurs on or before the seventh anniversary of the Closing, and (iii) 20% of the Sponsor Shares (the “$14 Threshold Shares”) will vest at such as Triggering Event II occurs on or before the seventh anniversary of the Closing. Any Sponsor Shares that remain unvested after the seventh anniversary of the Closing shall be forfeited.

In the event SVF enters into a binding agreement on or before (i) the seventh anniversary of the Closing and (ii) the occurrence of Triggering Event I and/or Triggering Event II, related to certain sale transactions involving the outstanding voting equity securities of SVF or all or substantially all of the assets of SVF, (a) the $12 Threshold Shares (to the extent Triggering Event I has not occurred) shall vest on the day prior to the closing of such sale transaction if the per share price implied in such transaction is equal to or greater than $12, and (b) the $14 Threshold Shares (to the extent Triggering Event II has not occurred) shall vest on the day prior to the closing of such sale transaction if the per share price implied in such transaction is equal to or greater than $14.

The Sponsor Letter Agreement also provides that following the Closing, SVF will cease all use of the name “SVF”, including as part of its corporate name, subject to specified permitted uses.

The Sponsor Letter Agreement shall terminate upon the earliest to occur of (a) the later of (i) the earlier of (x) a Triggering Event II and (y) the seventh anniversary of the Closing and, in either case, the performance by SVF and Sponsor of the last obligation required to be performed by it following Triggering Event II or the seventh anniversary of the Closing, as applicable and (ii) the expiration of the Founder Shares Lock-up Period (as defined in the in the Sponsor Letter Agreement), (b) the termination of the Merger Agreement in accordance with its terms prior to the Closing, or (c) the time the Sponsor Letter Agreement is terminated upon the mutual written agreement of the parties thereto.

The foregoing description of the Sponsor Letter Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.3, and the terms of which are incorporated herein by reference.

Unit Purchase Agreement

In connection with the execution of the Merger Agreement, SVF, Warehouse, Symbotic, and certain affiliated entities of the Founder (the “Sellers”) entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”). The Unit Purchase Agreement provides that on the Closing Date, SVF shall purchase from the Sellers an aggregate number of Symbotic Common Units equal to the Repurchase Amount (as defined in the Unit Purchase Agreement), divided by $10.00 (such Symbotic Common Units, the “Purchase Units”), in each case, at a price of $10.00 per Purchase Unit in cash – without any deductions or setoff. Concurrently with the purchase of the Purchase Units, an equal number of shares of Surviving Pubco Class V-3 Common Stock held by the Sellers will automatically and simultaneously be transferred to SVF and SVF shall cancel such shares of Surviving Pubco Class V-3 Common Stock.

The foregoing description of the Unit Purchase Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.5, and the terms of which are incorporated herein by reference.

Tax Receivable Agreement

In connection with the Closing, SVF will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with other members of the Surviving Company (the “TRA Holders”) and the Surviving Company. The Tax Receivable Agreement will generally provide for the payment by SVF to the TRA Holders of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that SVF actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of the Surviving Company that is allocable to the relevant Symbotic Common Units, (ii) any step-up in tax basis in the Surviving Company’s assets resulting from certain purchases of Symbotic Common Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), future exchanges of Symbotic Common Units for cash or shares of Surviving Pubco Class A Common Stock, certain distributions (if any) by the Surviving Company and payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by SVF as a result of payments under the Tax Receivable Agreement.

The Tax Receivable Agreement will generally provide for payments to be made as SVF realizes actual cash tax savings in periods after the Closing from the tax benefits covered by the Tax Receivable Agreement. Moreover, the Tax Receivable Agreement provides that, in the event that (i) SVF exercises its early termination rights under the Tax Receivable Agreement, (ii) SVF experiences certain changes of control or (iii) SVF breaches any of its material obligations under the Tax Receivable Agreement, SVF’s obligations under the Tax Receivable Agreement may accelerate and SVF could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to SVF’s future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that SVF realizes subsequent to such payment because such payment would be calculated assuming, among other things, that SVF would have certain tax benefits available to us and that SVF would be able to use the potential tax benefits in future years.

The foregoing description of the Tax Receivable Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, the form of which is filed with this Current Report on Form 8-K as Exhibit 2.1 (Exhibit E), and the terms of which are incorporated herein by reference.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, Warehouse, SVF and certain stockholders of Warehouse and SVF agreed that upon completion of the Merger they will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Surviving Company agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 45 days of the Closing. Up to three times in any 12-month period, certain legacy Warehouse equityholders and legacy SVF stockholders may request to sell all or any portion of their registrable securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The combined company will also provide customary “demand” and “piggyback” registration rights. The Amended and Restated Registration Rights Agreement will provide that the Surviving Company will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Further, each of the Warehouse equityholders agrees that they shall not transfer any Symbotic Lock-Up Shares (as defined in the Amended and Restated Registration Rights Agreement) until the end of the applicable Symbotic Lock-Up Period (as defined in the Amended and Restated Registration Rights Agreement). Notwithstanding this provision, the Warehouse equityholders and their respective permitted transferees may transfer the Symbotic Lock-Up Shares during the Symbotic Lock-Up Period: (i) to Warehouse’s or Symbotic’s officers or directors, any affiliate or family member of any of Warehouse’s or Symbotic’s officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the limited liability company agreement of the Surviving Company; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

The foregoing description of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, the form of which is filed with this Current Report on Form 8-K as Exhibit 2.1 (Exhibit F), and the terms of which are incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Merger Agreement, SVF entered into subscription agreements (collectively, the “Subscription Agreements”) with certain parties subscribing for shares of Surviving Pubco Class A Common Stock (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and SVF has agreed to sell the Subscribers, an aggregate of 20,500,000 shares of Surviving Pubco Class A Common Stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $205,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the Subscription Agreements is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a form of which is filed with this Current Report on Form 8-K as Exhibit 10.1, and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreements” is incorporated by reference herein. The shares of Surviving Pubco Class A Common Stock to be issued in connection with the Subscriptions and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On December 13, 2021, SVF and Symbotic issued a press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On December 13, 2021 SVF and Warehouse held a joint investor conference call to discuss the Business Combination. A copy of the transcript of the investor call is furnished as Exhibit 99.3 hereto and incorporated by reference into this Item 7.01. A copy of the presentation that SVF and Warehouse prepared for use in connection with various meetings and conferences with investors is furnished as Exhibit 99.2 hereto and incorporated by reference into this Item 7.01.

The foregoing (including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving SVF and Warehouse. SVF intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement and a prospectus of SVF, and each party will file other documents regarding the proposed transaction with the SEC. The definitive proxy statement/prospectus will also be sent to the stockholders of SVF and unitholders of Warehouse, seeking any required stockholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Warehouse are urged to carefully read the entire registration statement and proxy statement prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents, when available, can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP., 3, 1 Circle Star Way, San Carlos, California 9470, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Warehouse and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SVF, in favor of the approval of the Merger. Additional information regarding the interests of those participants, the directors and executive officers of Warehouse and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF’s and Warehouse’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s final prospectus filed with the SEC on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s prospectus filed with the SEC on March 10, 2021 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Merger, including approval by stockholders of SVF and Warehouse on the expected terms and schedule; delay in closing the Merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Warehouse; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any Subscription Agreement; possible variances between the historical financial information Warehouse presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by SVF’s stockholders; the effect of the announcement or pendency of the transaction on Warehouse’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Merger; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks related to SVF’s restatement of financials, as described on a Form 8-K filed with the SEC on November 30, 2021.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Warehouse’s control. While all projections are necessarily speculative, SVF and Warehouse believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Warehouse, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Warehouse, the proposed transaction or other matters and attributable to SVF and Warehouse or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Merger dated as of December 12, 2021, by and among SVF, Warehouse, Symbotic and Saturn Acquisition (DE) Corp.

10.1	Form of Subscription Agreement

10.2*	Equityholders Support Agreement, dated December 12, 2021

10.3	Sponsor Letter Agreement, dated December 12, 2021

10.4*	Sponsor Support Agreement, dated December 12, 2021

10.5*	Unit Purchase Agreement, dated December 12, 2021

99.1	Press Release, dated December 13, 2021

99.2	Investor Presentation, dated December 13, 2021

99.3	Transcript of Management Presentation, dated December 13, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). SVF agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2021

SVF Investment Corp. 3

By:	/s/ Ioannis Pipilis
Name:	Ioannis Pipilis
Title:	Chairman and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

WAREHOUSE TECHNOLOGIES LLC,

SVF INVESTMENT CORP. 3,

SYMBOTIC HOLDINGS LLC

and

SATURN ACQUISITION (DE) CORP.

Dated as of December 12, 2021

3.14	Real Property and Personal Property	24
3.15	Intellectual Property; IT Assets and Data Privacy	24
3.16	Insurance	27
3.17	Company Material Contracts	27
3.18	Brokers and Finders	29
3.19	Suppliers and Customers	30
3.20	Related-Party Transactions	30
3.21	No Outside Reliance	30
3.22	No Other Representations or Warranties	31

ARTICLE IV

Representations and Warranties of SVF and Merger Sub

4.1	Organization, Good Standing and Qualification	31
4.2	Capital Structure	32
4.3	Corporate Authority; Approval	33
4.4	Governmental Filings; No Violations; Certain Contracts	34
4.5	SVF Reports; Internal Controls	35
4.6	Absence of Certain Changes	36
4.7	Business Activities; Liabilities	36
4.8	Litigation and Proceedings	37
4.9	Compliance with Laws	37
4.10	Investment Company Act; JOBS Act	37
4.11	SVF Trust Account	38
4.12	Private Placements; Forward Purchase	38
4.13	Valid Issuance	39
4.14	Takeover Statutes and Charter Provisions	39
4.15	NASDAQ Stock Market Quotation	39
4.16	Brokers and Finders	40
4.17	Taxes	40
4.18	No Outside Reliance	41
4.19	No Other Representations or Warranties	41

ARTICLE V

Covenants of the Company

5.1	Interim Operations	42
5.2	Inspection	45
5.3	No Claim Against the SVF Trust Account	46
5.4	Acquisition Proposals; Alternative Transactions	47
5.5	Company Equityholder Consent; Information Statement and Notices	47
5.6	Prospectus/Proxy Filing; Information Supplied; Filings	48

ARTICLE VI

Covenants of SVF

6.1	Conduct of SVF	48
6.2	SVF Trust Account Matters	51
6.3	Indemnification; Directors’ and Officers’ Insurance	51
6.4	Approval of Shareholder of Merger Sub	53
6.5	Inspections	53
6.6	SVF NASDAQ Listing	54
6.7	SVF Public Filings	54
6.8	Private Placements; Forward Purchase	54
6.9	Director and Officer Appointments	55
6.10	Exclusivity	55
6.11	Stockholder Litigation	55

ARTICLE VII

Joint Covenants

7.1	Preparation of Registration Statement	55
7.2	SVF Special Meeting	57
7.3	Cooperation; Efforts to Consummate	58
7.4	Status; Notifications	59
7.5	SEC Matters	60
7.6	Publicity	60
7.7	Section 16 Matters	60
7.8	Tax Matters	60
7.9	SVF Incentive Plan and SVF Employee Stock Purchase Plan	62

ARTICLE VIII

Conditions

8.1	Conditions to Obligation of Each Party	63
8.2	Conditions to Obligation of SVF and Merger Sub	63
8.3	Conditions to Obligation of the Company and Symbotic	64

ARTICLE IX

Termination

9.1	Termination by Mutual Written Consent	66
9.2	Termination by Either SVF or the Company	66
9.3	Termination by SVF	66
9.4	Termination by the Company	67
9.5	Effect of Termination and Abandonment	67
9.6	Reimbursement Fee	68

ARTICLE X

Miscellaneous and General

10.1	Survival	69
10.2	Modification or Amendment; Waiver	69
10.3	Counterparts	69
10.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	70
10.5	Specific Performance	71
10.6	Notices	71
10.7	Entire Agreement	72
10.8	Expenses	73
10.9	Third-Party Beneficiaries	73
10.10	Non-Recourse	73
10.11	Severability	74
10.12	Successors and Assigns	74
10.13	Interpretation and Construction	74

EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions

Exhibit B	Form of Certificate of Incorporation of Surviving Pubco

Exhibit C	Form of Bylaws of Surviving Pubco

Exhibit D	Form of Second Amended and Restated LLC Agreement of the Surviving Company

Exhibit E	Form of Tax Receivable Agreement

Exhibit F	Form of Registration Rights Agreement

Exhibit G	Form of SVF Incentive Plan

Exhibit H	Form of SVF Employee Stock Purchase Plan

Exhibit I	Form of Company Written Consent

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 12, 2021, is entered into by and among Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (“SVF”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”) and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of SVF (“Merger Sub” and, together with the Company, SVF and Symbotic, the “Parties”). Except as otherwise indicated herein or if context otherwise requires, capitalized terms used but not defined herein shall have the meanings set forth in Exhibit A.

RECITALS

WHEREAS, SVF is a special purpose acquisition company formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a Wholly Owned Subsidiary of SVF and was formed for the sole purpose of the Transactions and matters incidental thereto;

WHEREAS, Symbotic is a newly formed Delaware limited liability company and a Wholly Owned Subsidiary of the Company;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company has entered into that certain Agreement and Plan of Merger (the “Company Merger Agreement”), dated as of the date hereof, by and between the Company and Symbotic, pursuant to which (a) the Company shall merge with and into Symbotic, with Symbotic continuing as the surviving company in such merger (the “Company Reorganization”), pursuant to Section 18-209 of the Delaware Limited Liability Company Act (the “DLLCA”) and Section 304-C:155 of the New Hampshire Revised Limited Liability Company Act (the “NHLLCA”), and (b) the limited liability company agreement of Symbotic shall be amended and restated to provide, among other things, that, as more particularly set forth in such amended and restated limited liability company agreement, the Merger and each of the remaining Transactions to which Symbotic is a party or which Symbotic or its managers or members otherwise are required to approve pursuant to applicable Law shall be automatically approved without further action of Symbotic, its managers, its members or any other Person;

WHEREAS, subject to the terms and conditions herein and the Company Merger Agreement, in the Company Reorganization, which shall be completed prior to the Effective Time, all the outstanding Company Class A Units, Company Class B Preferred Units, Company Class B-1 Preferred Units, Company Class B-2 Preferred Units and Company Class C Units shall be converted into the right to receive common units of Symbotic (“Symbotic Common Units”);

WHEREAS, subject to the terms and conditions herein, including, for the avoidance of doubt, obtaining the SVF Shareholder Approval, on the Closing Date, but prior to the Effective Time, SVF shall transfer by way of continuation from the Cayman Islands to Delaware in accordance with the Cayman Islands Companies Act (the “Cayman Companies Act”) and domesticate as a Delaware corporation (sometimes hereinafter referred to as the “Surviving Pubco”) in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) (such domestication, the “Domestication”);

WHEREAS, subject to the terms and conditions herein, including, for the avoidance of doubt, obtaining the SVF Shareholder Approval, concurrently with the Domestication, SVF shall file a certificate of incorporation (the “Surviving Pubco Certificate of Incorporation”) with the Secretary of State of the State of Delaware substantially in the form set forth in Exhibit B and adopt the Surviving Pubco Bylaws, which provide, among other things, that Surviving Pubco shall have four classes of common stock: (a) Surviving Pubco Class A Common Stock; (b) Surviving Pubco Class B Common Stock, which shall automatically convert into Surviving Pubco Class A Common Stock at the Effective Time; (c) Surviving Pubco Class V-3 Common Stock; and (d) Surviving Pubco Class V-1 Common Stock;

WHEREAS, subject to the terms and conditions herein, on the Closing Date and at the Effective Time, which for the avoidance of doubt shall take place following the Domestication and the Company Reorganization, Merger Sub shall merge with and into Symbotic (the “Merger”), with Symbotic surviving as the Surviving Company pursuant to the provisions of the DLLCA and the DGCL;

WHEREAS, at the Effective Time, the limited liability company agreement of the Surviving Company shall automatically be amended and restated substantially in the form set forth in Exhibit D to, among other things, make the Surviving Pubco the managing member thereof;

WHEREAS, the board of directors of SVF has (a) approved and declared advisable the Transactions subject to the terms and conditions of the Transaction Documents and in accordance with the Cayman Companies Act, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, SVF, and (c) resolved to recommend that the SVF Shareholders approve the Merger and adopt this Agreement (which constitutes the “Business Combination” as defined in the SVF Organizational Documents) and each of the other matters submitted to the SVF Shareholders for their approval (including the Domestication and the Surviving Pubco Certificate of Incorporation), in each case, in accordance with the SVF Organizational Documents;

WHEREAS, the board of managers of the Company has (a) approved and declared advisable the Transactions subject to the terms and conditions of the Transaction Documents to which the Company is a party, and in accordance with the NHLLCA, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and (c) resolved to recommend the Company Equityholders approve the Transactions and adopt this Agreement;

WHEREAS, subject to the terms and conditions herein, unitholders holding at least a majority of each of the outstanding Company Class A Units, Company Class B Preferred Units, Company Class B-1 Preferred Units, Company Class B-2 Preferred Units and Company Class C Units of the Company shall execute and deliver to the Company, promptly following the Registration Statement becoming effective, a written consent substantially in the form set forth in Exhibit I (the “Company Written Consent”), pursuant to Sections 304-C:60 and 304-C:156 of the NHLLCA, adopting and approving the Company Merger Agreement, this Agreement, and the transactions contemplated hereby and thereby, including the Company Reorganization and the Merger (a copy of which the Company shall promptly, but in any event, within 48 hours after the Registration Statement becomes effective, deliver to SVF);

2

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SVF and the Company have entered into an Equityholders Support Agreement with the Requisite Equityholders, dated as of the date hereof (the “Equityholders Support Agreement”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SVF and each of the parties subscribing for Surviving Pubco Class A Common Stock thereunder (collectively, the “Subscribers”) have executed and delivered certain subscription agreements, dated as of the date hereof (collectively, the “Subscription Agreements”), pursuant to which the Subscribers have agreed to purchase an aggregate of 20,500,000 shares of Surviving Pubco Class A Common Stock at a price per share equal to $10.00 on the terms and subject to the conditions set forth therein (the “Private Placements”), such Private Placements to be consummated immediately prior to the consummation of the Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor and the directors and certain officers of SVF have executed and delivered (a) that certain Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), with the Company, and (b) that certain letter agreement, dated as of the date hereof (the “Sponsor Letter”), with the Company and SVF;

WHEREAS, pursuant to the SVF Organizational Documents, SVF shall provide an opportunity to its shareholders to have their SVF Class A Ordinary Shares redeemed for the consideration, and on the terms and subject to the terms and conditions, set forth in this Agreement, the SVF Organizational Documents, the SVF Trust Agreement, and the Registration Statement in conjunction with, inter alia, obtaining approval from the SVF Shareholders for the Transactions (the “Redemption Offer”);

WHEREAS, prior to the consummation of the Transactions, SVF shall, subject to obtaining the SVF Shareholder Approval, adopt an omnibus equity incentive plan (the “SVF Incentive Plan”) and an employee stock purchase plan (the “SVF Employee Stock Purchase Plan”) as provided herein;

WHEREAS, prior to the consummation of the Transactions, (i) all or a portion of the Company Warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”); (ii) a portion of the Company Warrants may be automatically converted in accordance with their terms into restricted units of the Company, convertible into Company Class A Units on the terms and subject to the conditions set forth in the applicable Company Warrant (“Restricted Units”); and/or (iii) a portion of the Company Warrants may be assumed by the Surviving Company in accordance with their terms;

3

WHEREAS, in connection with the consummation of the Transactions, SVF and the holders of Symbotic Common Units shall execute and deliver a tax receivable agreement, substantially in the form set forth in Exhibit E (the “Tax Receivable Agreement”);

WHEREAS, in connection with the consummation of the Transactions, SVF, the Company, certain SVF Shareholders and certain Symbotic Equityholders who will receive Surviving Pubco Class V Common Stock pursuant to Article II shall execute and deliver that certain Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth in Exhibit F; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SVF, Symbotic and certain Symbotic Equityholders have entered into a Unit Purchase Agreement (the “Purchase Agreement”), pursuant to which the Surviving Pubco shall redeem or repurchase all or a portion of the Symbotic Common Units and corresponding shares of Surviving Pubco Class V-3 Common Stock held by such Symbotic Equityholders equal to the Repurchase Amount for cash in a transaction that is intended to be treated for U.S. federal income Tax purposes as a taxable sale by such Symbotic Equityholders of their Symbotic Common Units to the Surviving Pubco.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

PRE-CLOSING TRANSACTIONS; THE MERGER

1.1 SVF Domestication.

(a) Subject to receipt of the SVF Shareholder Approval, on the Closing Date and prior to the Effective Time, SVF shall cause the Domestication to occur pursuant to applicable Law, including, for the avoidance of doubt, Section 388 of the DGCL and the Cayman Companies Act, by (i) filing with the Secretary of State of the State of Delaware a certificate of corporate domestication with respect to the Domestication, together with the Surviving Pubco Certificate of Incorporation, (ii) making and procuring all filings required to be made with the Cayman Islands Registrar of Companies (the “Registrar”) in connection with the Domestication, (iii) obtaining a certification of de-registration from the Registrar and (iv) taking any other actions necessary in connection therewith. The Domestication shall become effective at the effectiveness of the filing of such certificate of corporate domestication and Surviving Pubco Certificate of Incorporation with the Secretary of State of the State of Delaware or at such later time as may be agreed by SVF and the Company in writing and specified in both such certificates (the “Domestication Effective Time”).

(b) At the Domestication Effective Time, by virtue of the Domestication and without any action on the part of SVF or any SVF Shareholder, each SVF Class A Ordinary Share that is issued and outstanding immediately prior to the Domestication shall be converted into one share of Class A common stock, par value $0.0001 per share, of the Surviving Pubco (collectively, the “Surviving Pubco Class A Common Stock”), and each SVF Class B Ordinary Share that is issued and outstanding immediately prior to the Domestication shall be converted into one share of Class B common stock, par value $0.0001 per share, of the Surviving Pubco (collectively, the “Surviving Pubco Class B Common Stock”).

4

(c) SVF shall take all actions necessary so that, promptly following the Domestication Effective Time and prior to the Effective Time, the bylaws of the Surviving Pubco shall be substantially in the form set forth in Exhibit C (the “Surviving Pubco Bylaws”).

1.2 Company Reorganization.

(a) Subject to the terms and conditions set forth in the Company Merger Agreement and herein, prior to the Effective Time, the Company and Symbotic shall cause the Company Reorganization to occur, pursuant to Section 18-209 of the DLLCA and Section 304-C:155 of the NHLLCA, including by filing with the Secretary of State of the State of Delaware and with the Secretary of State of the State of New Hampshire certificates of merger with respect to the Company Reorganization (the “Reorganization Certificates of Merger”). The Company Reorganization shall become effective at the time when the Reorganization Certificates of Merger have been duly filed with the Secretary of State of the State of Delaware and with the Secretary of State of the State of New Hampshire or at such later time as may be agreed by SVF, Symbotic and the Company in writing and specified in the Reorganization Certificates of Merger (the “Reorganization Effective Time”).

(b) At the Reorganization Effective Time, subject to the terms conditions set forth in the Company Merger Agreement and herein, each outstanding Company Class A Unit, Company Class B Preferred Unit, Company Class B-1 Preferred Unit, Company Class B-2 Preferred Unit and Company Class C Unit shall be converted into the right to receive Symbotic Common Units.

1.3 The Merger. Subject to the terms and conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into Symbotic in accordance with Section 18-209 of the DLLCA and Section 264(c) of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease, (b) Symbotic shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate existence of Symbotic with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DLLCA and the DGCL, and (c) the Merger shall have such other effects as provided in the DLLCA and the DGCL.

1.4 Closing.

(a) The closing of the Merger (the “Closing”) shall take place remotely, via electronic exchange of documents, at 8:00 a.m. (New York time), or, if or to the extent such an exchange is not practicable, at a Closing to be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, on the third Business Day following the day on which the last to be satisfied or, to the extent permitted by applicable Law, waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) shall be satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement, or at such other date, time or place as the Symbotic and SVF may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

5

1.5 Effective Time. As soon as practicable following, and on the date of, the Closing, Symbotic and the Surviving Pubco shall cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 18-209 of the DLLCA and Section 264(c) of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Symbotic and the Surviving Pubco in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

1.6 LLC Agreement of the Surviving Company. At the Effective Time, the limited liability company agreement of Symbotic, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit D, and, as so amended and restated, shall be the limited liability company agreement of the Surviving Company, until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law (the “Surviving Company LLC Agreement”), in each case consistent with the obligations set forth in Section 6.3.

1.7 Managers and Officers of the Surviving Company. The Surviving Company LLC Agreement shall provide that, and the Parties shall take all necessary actions such that, effective as of the Effective Time, the Surviving Pubco shall be the managing and sole member of the Surviving Company (and all members of the board of managers of, and any other “manager” (within the meaning of the DLLCA) of, Symbotic as of any time prior to the Effective Time shall cease to be such and shall cease to have any power or authority to act on behalf of the Surviving Company on account thereof, in each case from and after the Effective Time). The officers of Symbotic immediately prior to the Effective Time shall be the officers of the Surviving Company from and after the Effective Time, each to hold office in accordance with the Surviving Company LLC Agreement until the earlier of his or her death, resignation or removal or he or she otherwise ceases to be an officer or until his or her respective successor is duly appointed and qualified pursuant to the Surviving Company LLC Agreement and/or applicable Law.

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Conversion of Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Symbotic Common Unit that is issued and outstanding immediately prior to the Effective Time (including any Symbotic Common Units resulting from the Warrant Settlement, but excluding any Restricted Units) (the “Eligible Units”) shall represent the right to receive, and the holder of such Symbotic Common Unit shall be entitled to receive:

(a) a number of Surviving Company Common Units equal to the Exchange Ratio, subject to rounding pursuant to Section 2.4(c);

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(b) if such holder is the Founder, any family member of the Founder set forth on Section 2.1(b) of the Company Disclosure Letter or any Founder Related Entity, a number of shares of Surviving Pubco Class V-3 Common Stock equal to the number of Surviving Company Common Units received by such party pursuant to the foregoing clause (a) of this Section 2.1, in exchange for payment by such holder to Surviving Pubco of adequate consideration (in each case, not to exceed $0.00015 per share of Surviving Pubco Class V-3 Common Stock);

(c) if such holder is not the Founder, any family member of the Founder set forth on Section 2.1(b) of the Company Disclosure Letter or any Founder Related Entity, a number of shares of Surviving Pubco Class V-1 Common Stock equal to the number of Surviving Company Common Units received by such party pursuant to the foregoing clause (a) of this Section 2.1 in exchange for payment by such holder to Surviving Pubco of adequate consideration (in each case, not to exceed a per-share price equal to the par value of the Surviving Pubco Class V-1 Common Stock); and

(d) the contingent right to receive Earnout Interests pursuant to Section 2.7 (clauses (a) through (d) of this Section 2.1, the “Per Unit Merger Consideration”).

2.2 Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, all of the issued shares of common stock of Merger Sub shall be converted into a number of Surviving Company Common Units equal to the number of shares of Surviving Pubco Class A Common Stock outstanding (after giving effect to the Redemption Offer, the Private Placements and the Forward Purchase) at the Effective Time, and the Surviving Pubco shall be admitted as a member of the Surviving Company.

2.3 Other Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (a) each Restricted Unit shall remain outstanding as a Restricted Unit in the Surviving Company, unaffected by the Merger, and (b) each issued and outstanding Company Warrant (or portion thereof) that is not exercised by its terms pursuant to the Merger shall be assumed by the Surviving Company and shall remain outstanding as a Company Warrant (or portion thereof) in the Surviving Company, unaffected by the Merger.

2.4 Disbursement of Unit Consideration. Promptly following the Effective Time, SVF shall deliver, or cause to be delivered to each holder of Eligible Units (each such holder, an “Eligible Symbotic Equityholder”), the Per Unit Merger Consideration payable to such holder in respect of the Symbotic Common Units held by such holder in accordance with the terms of Section 2.1, as follows:

(a) At or prior to the Effective Time, SVF shall deposit or cause to be deposited with Continental Stock Transfer & Trust Company (the “Exchange Agent”), for the benefit of the Eligible Symbotic Equityholders, (i) evidence of Surviving Company Common Units representing the number of Surviving Company Common Units sufficient to deliver the Aggregate Merger Consideration, and (ii) evidence of shares of Surviving Pubco Class V Common Stock representing the number of shares of Surviving Pubco Class V Common Stock sufficient to deliver the Aggregate Merger Consideration.

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(b) Within three Business Days following the mailing of the definitive Proxy Statement to the SVF Shareholders, the Company or the Exchange Agent shall mail or otherwise deliver to each Eligible Symbotic Equityholder (i) a letter of transmittal, which shall be in a customary form reasonably acceptable to SVF and the Company (“Letter of Transmittal”) and specify, among other things, the consideration payable by such Eligible Symbotic Equityholder pursuant to Section 2.1(b) or 2.1(c), as applicable (the “Pubco Share Consideration”), and that delivery shall be effected, and risk of loss and title to the Symbotic Common Units shall pass, only upon delivery of the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and delivery of the Pubco Share Consideration owed by such Symbotic Equityholder as specified therein, (ii) an accredited investor questionnaire and (iii) a counterpart signature to the Surviving Company Limited Liability Company Agreement (“LLCA Counterpart”). No Eligible Symbotic Equityholder shall be entitled to receive any portion of the Aggregate Merger Consideration unless such Eligible Symbotic Equityholder has delivered the Pubco Share Consideration owed by such Symbotic Equityholder, together with a Letter of Transmittal, an accredited investor questionnaire and an LLCA Counterpart (collectively, the “Transmittal Materials”). Each Eligible Symbotic Equityholder that has not delivered the Pubco Share Consideration owed by such Symbotic Equityholder and the Transmittal Materials at or prior to the Effective Time, upon delivery of the Pubco Share Consideration owed by such Symbotic Equityholder and the Transmittal Materials after the Effective Time, shall be entitled to receive from the Exchange Agent such portion of the Aggregate Merger Consideration to which such Eligible Symbotic Equityholder is entitled pursuant to Section 2.1. With respect to any Eligible Symbotic Equityholder that delivers the Pubco Share Consideration owed by such Symbotic Equityholder and the Transmittal Materials at or prior to the Effective Time, SVF shall instruct the Exchange Agent to pay such Eligible Symbotic Equityholder the portion of the Aggregate Merger Consideration to which such Eligible Symbotic Equityholder is entitled pursuant to Section 2.1 promptly following the Effective Time. From and after the Effective Time, all previous holders of Symbotic Common Units or Company Units shall cease to have any rights as holders thereof other than the right to receive the portion of the Aggregate Merger Consideration to which such holder is entitled pursuant to Section 2.1 upon the delivery of the Transmittal Materials and the Pubco Share Consideration owed by such Symbotic Equityholder. From and after the Effective Time, there shall be no further registration of transfers of Symbotic Common Units on the transfer books of the Surviving Company.

(c) Notwithstanding anything to the contrary contained herein, no fraction of a Surviving Company Common Unit or share of Surviving Pubco Class V Common Stock will be issued by virtue of the Merger or the other Transactions, and each Person who would otherwise be entitled to a fraction of a Surviving Company Common Unit or share of Surviving Pubco Class V Common Stock (after aggregating all fractional Surviving Company Common Units or fractions of shares of Surviving Pubco Class V Common Stock that otherwise would be received by such holder) shall instead have the number of Surviving Company Common Units and shares of Surviving Pubco Class V Common Stock issued to such Person, rounded up or down in the aggregate to the nearest whole Surviving Company Common Unit and share of Surviving Pubco Class V Common Stock, as applicable (with 0.5 of a unit or share, or greater, rounded up). No cash settlements shall be made with respect to fractional shares or units eliminated by rounding.

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(d) No interest will be paid or accrued on any amount payable for Surviving Company Common Units or shares of Surviving Pubco Class V Common Stock pursuant to this Article II.

2.5 Payment of Expenses; Cash Contribution.

(a) No sooner than five Business Days and no later than two Business Days prior to the anticipated Closing Date, the Company shall provide to SVF a written report setting forth a list of all outstanding and unpaid fees, expenses and disbursements of the Company (or Symbotic, if the Reorganization Effective Time has already occurred by such time) and/or its Subsidiaries incurred in connection with the Transactions for any third-party financial advisors, agents, advisors, consultants, outside counsel and experts (collectively, the “Outstanding Company Expenses”). Following the Closing, but on the Closing Date, the Surviving Pubco shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses.

(b) No sooner than five Business Days and no later than two Business Days prior to the anticipated Closing Date, SVF shall provide to the Company (or Symbotic, if the Reorganization Effective Time has already occurred by such time) a written report setting forth a list of all outstanding and unpaid fees, expenses and disbursements of SVF and/or Merger Sub incurred in connection with the Transactions for any third-party financial advisors, agents, advisors, consultants, outside counsel and experts and any amounts due to the underwriters of SVF’s initial public offering for their deferred underwriting commissions (collectively, the “Outstanding SVF Expenses”). Following the Closing, but on the Closing Date, the Surviving Pubco shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SVF Expenses.

(c) Following the Closing, the payment of the Outstanding Company Expenses and the Outstanding SVF Expenses and the consummation of the transactions contemplated by the Purchase Agreement, but on the Closing Date, the Surviving Pubco shall contribute the Closing SVF Cash to the Surviving Company as a capital contribution in respect of the Symbotic Common Units (the “Cash Contribution”).

2.6 Ownership Allocation. No later than close of business on the second Business Day preceding the anticipated Closing Date, the Company (or Symbotic, if the Reorganization Effective Time has already occurred by such time) shall prepare and deliver to SVF a statement describing (a) the allocation of the Aggregate Merger Consideration between the Eligible Symbotic Equityholders and (b) each holder and the number of Surviving Company Common Units and shares of Surviving Pubco Class V Common Stock constituting the Per Unit Merger Consideration receivable by such Eligible Symbotic Equityholder pursuant to the terms of this Agreement (the “Ownership Allocation”). SVF and Merger Sub shall be entitled to rely fully on the information in the Ownership Allocation in issuing the Per Unit Merger Consideration.

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2.7 Earnout.

(a) Subject to the terms and conditions herein, following the Closing, as additional consideration for the Merger, within five Business Days after the occurrence of a Triggering Event, the Surviving Pubco shall notify in writing (an “Earnout Notice”) each Eligible Symbotic Equityholder that they are eligible to receive the following number of Earnout Interests in accordance with their Earnout Pro Rata Share (which number shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Surviving Company Common Units, Surviving Pubco Class A Common Stock or Surviving Pubco Class V Common Stock, as applicable, occurring on or after the Closing and prior to the date of such payment):

(i) upon the occurrence of Triggering Event I, a one-time issuance of 6,666,667 Earnout Interests;

(ii) upon the occurrence of Triggering Event II, a one-time issuance of 6,666,667 Earnout Interests; and

(iii) upon the occurrence of a Triggering Event III, a one-time issuance of 6,666,666 Earnout Interests.

(b) For the avoidance of doubt, the Eligible Symbotic Equityholders shall be entitled to receive Earnout Interests upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Symbotic Equityholders be entitled to receive more than an aggregate of 20,000,000 Earnout Interests (and only upon the occurrence of a Triggering Event I, a Triggering Event II and a Triggering Event III).

(c) Notwithstanding anything to the contrary in the foregoing provisions of this Section 2.7, in the event that the Surviving Pubco is unable to determine in good faith that any Eligible Symbotic Equityholder is an Accredited Investor (as defined in Rule 501 under the Securities Act), then the Surviving Pubco may elect to satisfy such stockholder’s right to receive its Earnout Pro Rata Share of the Earnout Interests by delivering to such holder an amount of cash equal to the number of Earnout Interests to which such Eligible Symbotic Equityholder would otherwise be entitled, multiplied by the average of the last reported sales prices of one share of Surviving Pubco Class A Common Stock quoted on the NASDAQ (or the exchange on which the shares of Surviving Pubco Class A Common Stock are then listed) for the 20 Trading Days ending on the date of occurrence of the relevant Triggering Event.

(d) All Earnout Interests to be issued and delivered in connection with this Section 2.7 to the Eligible Symbotic Equityholders: (i) are an integral part of the consideration to be received by the Eligible Symbotic Equityholders in connection with the Merger; (ii) shall not represent any ownership or equity interest and shall not carry voting or dividend rights or bear a stated rate of interest or any other rights as a stockholder of the Company; (iii) shall be non-transferable or assignable, except by operation of law or by will or intestacy; and (iv) shall not be evidenced by any form of certificate or instrument. Any Surviving Company Common Units and shares of Surviving Pubco Class V Common Stock ultimately received by the Eligible Symbotic Equityholders upon the occurrence of a Triggering Event will not depend on the operating results of Surviving Pubco or the Surviving Company.

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(e) No certificates or scrip or shares representing fractional shares of Surviving Pubco Class V-1 Common Stock or Surviving Company Common Units shall be issued in respect of Earnout Interests to an Eligible Symbotic Equityholder, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the Surviving Pubco or a holder of shares of Surviving Pubco Class V-1 Common Stock or Surviving Company Common Units. In lieu of any fractional share of Surviving Pubco Class V-1 Common Stock or any fractional Surviving Company Common Unit, as applicable, to which any Eligible Symbotic Equityholder would otherwise be entitled in respect of Earnout Interests, the Exchange Agent shall round up or down to the nearest whole share of Surviving Pubco Class V-1 Common Stock or whole Surviving Company Common Unit, as applicable (with 0.5 of a share or greater rounded up). No cash settlements shall be made with respect to fractional shares or units eliminated by rounding.

(f) All Earnout Interests to be issued and delivered in connection with this Section 2.7 to the Eligible Symbotic Equityholders shall be, upon issuance and delivery of such Earnout Interests, duly authorized and validly issued and, to the extent such concept is applicable, fully paid and non-assessable, free and clear of any Lien, other than Liens as created by the Organizational Documents of the Surviving Pubco or the Surviving Company, as applicable, or arising pursuant to applicable securities Laws.

(g) If an Eligible Symbotic Equityholder has provided written notification to the Surviving Pubco within 10 Business Days following the receipt of the Earnout Notice by the Eligible Symbotic Equityholder that such Eligible Symbotic Equityholder is required to file a notification pursuant to the HSR Act with respect to such Earnout Interests, the Surviving Pubco shall not, and the form of the Earnout Notice shall specifically state that in such event the Surviving Pubco will not, issue any Earnout Interests until any applicable waiting period pursuant to the HSR Act has expired or been terminated.

2.8 Adjustments to Prevent Dilution. Notwithstanding anything to the contrary contained herein, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding Company Units or securities convertible or exchangeable into or exercisable for Company Units or the issued and outstanding SVF Ordinary Shares or securities convertible or exchangeable into or exercisable for SVF Ordinary Shares shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, other than with respect to the Company Reorganization or the Domestication, or a stock dividend with a record date within such period shall have been declared, then the Per Unit Merger Consideration shall be equitably adjusted to provide the Eligible Symbotic Equityholders and SVF the same economic effect as contemplated by this Agreement prior to such event, and such items so adjusted shall, from and after the date of such event, be the Per Unit Merger Consideration. Nothing in this Section 2.8 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

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2.9 Withholding. SVF, the Company, Symbotic, the Merger Sub, the Surviving Company, the Surviving Pubco and their respective Subsidiaries (without duplication) shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement or the Purchase Agreement any Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Tax Law; provided that the Parties agree that, to the extent that an Eligible Symbotic Equityholder provides an IRS Form W-9 dated as of the Closing Date to the applicable withholding agent, no such deduction or withholding is required with respect to non-compensatory payments made to such Eligible Symbotic Equityholder under the Code. To the extent that SVF, the Merger Sub, the Surviving Pubco or any of their respective Subsidiaries, as applicable, determines that it is required under the Code or any other applicable Tax Law to deduct and withhold from any amount payable pursuant to this Agreement or the Purchase Agreement any Taxes (other than any such deduction and withholding attributable to compensatory payments or a failure to deliver an IRS Form W-9), such applicable withholding agent shall use commercially reasonable efforts to provide the Company with written notice of such determination (which notice shall include the authority, basis and method of calculation of the proposed deduction or withholding) at least five days before any such deduction or withholding is made and shall cooperate with the Company to reduce or eliminate any such deduction and withholding. With respect to any deduction or withholding requirement arising out of a change in Tax Law occurring after the date that is 10 Business Days prior to the Closing Date, SVF shall provide such prior notice described in the immediately preceding sentence promptly following its determination that such deduction or withholding is required. To the extent that any amounts are so deducted and withheld and remitted to the applicable Taxing authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Purchase Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the maximum extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SYMBOTIC

Except as set forth in the corresponding sections or subsections of the confidential disclosure letter delivered to SVF by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for purposes of the representations and warranties set forth in this Article III, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company and Symbotic each hereby represents and warrants to SVF and Merger Sub as follows:

3.1 Organization, Good Standing and Qualification.

(a) Each of the Company and its Subsidiaries is, and following the Company Reorganization will be, a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has, and following the Company Reorganization will have, all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(b) The Company has made available to SVF complete and correct copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents, each in full force and effect as of immediately prior to the execution and delivery of this Agreement.

(c) Section 3.1(c) of the Company Disclosure Letter contains a complete and correct list as of the date of this Agreement of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

(d) Symbotic is, and prior to the Reorganization Effective Time will be, a Wholly Owned Subsidiary of the Company, and holds, and prior to the Reorganization Effective Time will hold, no equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of any other Person. Symbotic has not conducted any business prior to the date of this Agreement and has no, and prior to the Reorganization Effective Time will have no, assets, liabilities or obligations of any nature, in each case other than such business, assets, liabilities or obligations incident to its formation or pursuant to this Agreement and the Transactions.

(e) Each Requisite Equityholder is an executive officer, director, affiliate, founder or family member or affiliate of a founder or holder of at least 5% of the voting equity securities of the Company within the meaning of the Compliance and Disclosure Interpretation 239.13 of the SEC.

3.2 Capital Structure of the Company.

(a) As of the execution and delivery of this Agreement, the following were outstanding: (i) 5,997,632 Company Class A Units; (ii) 1 Company Class B Preferred Unit; (iii) 1 Company Class B-1 Preferred Unit; and (iv) 428,571 Company Class C Units. All of the Company Units have been duly authorized and are validly issued, were issued in compliance in all material respects with applicable securities Laws, and were not issued in breach or violation of any preemptive rights or Contract.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all of the Company Units that are authorized, issued or outstanding and the holders of such Company Units. Other than the Company Warrants and such Company Units, there are no other authorized, issued or outstanding equity interests of the Company.

(c) Other than (i) the Purchase Agreement, (ii) the Cash Contribution, (iii) the Company Warrants and (iv) such rights as set forth in the Company LLC Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock (or comparable term for entities that are not corporations) appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations

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convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Other than as set forth in the Company LLC Agreement, there are, and following the Company Reorganization there will be, no outstanding contractual obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries has, and following the Company Reorganization will have, outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the members of the Company or the Subsidiary, as applicable, on any matter. Other than as contemplated by this Agreement and the Company’s Organizational Documents, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Units or any of the equity interests or other securities of the Company or any of its Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Class C Unit outstanding: (i) the holder of such Company Class C Units; (ii) the number of Company Class C Units held by such holder; (iii) the grant date of such Company Class C Units; (iv) the vesting schedule for such Company Class C Units; and (v) the participation threshold (or equivalent concept) with respect to each such Company Class C Unit.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, as of the date specified therein, which shall be within two Business Days prior to the date of this Agreement, the following information with respect to all awards outstanding under the Symbotic LLC / Warehouse Technologies, LLC 2012 Value Appreciation Plan and the Symbotic LLC/Symbotic Canada ULC/Warehouse Technologies LLC Amended and Restated 2018 Long Term Incentive Plan: (A) the holder of such award; (B) the type of such award; (C) the number and type of units underlying such award held by such holder, as applicable; and (D) the vesting schedule of such awards. The consummation of the Transactions shall not result in a payment under any of the awards described in the immediately preceding sentence.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Warrant outstanding: (i) the name of the holder of such Company Warrant; (ii) the number of Company Units subject to such Company Warrant; (iii) the exercise or purchase price of such Company Warrant; (iv) the date on which such Company Warrant was granted; and (v) the date on which such Company Warrant expires. The Company has made available to SVF complete and correct copies of each Company Warrant. All outstanding Company Warrants were issued in compliance in all material respects with applicable securities Laws and were not issued in material breach or violation of any Contract. All Company Units subject to issuance pursuant to any Company Warrant, upon issuance on the terms and conditions specified therein, will be duly authorized and validly issued.

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(g) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is, and following the Company Reorganization will be, duly authorized, validly issued and, to the extent such concept is applicable, fully paid and nonassessable, and owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Lien (other than such Liens as created by such Subsidiary’s Organizational Documents or applicable securities Laws). Section 3.2(g) of the Company Disclosure Letter sets forth, as of the date hereof, (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company.

3.3 Corporate Authority and Approval.

(a) The Company and Symbotic have, and following the Company Reorganization will have, all requisite limited liability company power and authority and each has taken all company action necessary in order to execute, deliver and perform its obligations under this Agreement and each Transaction Document to which it is a party and to consummate the Transactions, subject only to approval of this Agreement and the Company Merger Agreement by (a) holders of a majority of the issued and outstanding Company Class A Units, (b) holders of a majority of the issued and outstanding Company Class B Preferred Units, (c) holders of a majority of the issued and outstanding Company Class B-1 Preferred Units, (d) holders of a majority of the issued and outstanding Company Class B-2 Preferred Units and (e) holders of a majority of the issued and outstanding Company Class C Units (collectively, the “Company Requisite Approval”). This Agreement has been, and each Transaction Document to which it is a party will be, duly executed and delivered by each of the Company and Symbotic and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute at the Closing, as applicable, a valid and binding agreement of the Company and Symbotic, as applicable, enforceable against the Company and Symbotic, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and the Transaction Documents to which the Company is a party and to approve the Transactions. The Company Written Consent, when executed and delivered by the Requisite Equityholders, will satisfy the Company Requisite Approval.

(b) The Company Board has (i) unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Company Equityholders, approved and declared advisable this Agreement, the Merger and the other Transactions, and resolved to recommend adoption of this Agreement to the Company Equityholders and (ii) directed that the adoption of this Agreement be submitted to the Company Equityholders for approval.

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3.4 Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations (i) pursuant to the NHLLCA, the DLLCA and the DGCL, (ii) required to be made with or obtained from the SEC or NASDAQ and (iii) under state securities, takeover and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations are required to be made by the Company with, or obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance by the Company or Symbotic of this Agreement and the other Transaction Documents to which the Company and/or Symbotic is a party, and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

(b) The execution, delivery and performance by the Company and/or Symbotic of this Agreement and the Transaction Documents to which the Company and/or Symbotic is a party do not, and the consummation of the Transactions will not, constitute or result in (i) assuming the Company Requisite Approval and Company Written Consent is obtained and compliance with the matters referred to in Section 3.4(a), a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries or (iii) any change in the rights or obligations of any party under any Company Material Contract, except, in the case of the foregoing clauses (ii) and (iii) of this Section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

3.5 Financial Statements; Internal Controls.

(a) Section 3.5(a) of the Company Disclosure Letter sets forth (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of September 26, 2020 and September 28, 2019 and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of the Company and its Subsidiaries for the fiscal years then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 25, 2021 and the unaudited consolidated statement of operations and statement of cash flows of the Company and its Subsidiaries for the fiscal year then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including, for the avoidance of doubt, any related notes and schedules thereto) (A) present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in redeemable preferred and common units and members’ deficit and cash flows of the Company and its

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Subsidiaries as of the dates and for the periods indicated in such Financial Statements (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments that will not be material in amount and effect), and (B) in each case were prepared in accordance with GAAP, consistently applied during the periods involved, and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

(b) The Company maintains a system of internal accounting controls that are sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since September 25, 2021 (the “Applicable Date”), neither the Company nor any of its Subsidiaries (including any director, officer or employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, nor has any written complaint, allegation, assertion or claim regarding any of the foregoing or that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices been received by the Company or any of its Subsidiaries.

(d) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

3.6 Absence of Certain Changes.

(a) Since the Applicable Date through the execution and delivery of this Agreement, there has not been any Effect relating to the Company or its Subsidiaries that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) From the Applicable Date through execution and delivery of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices (taking into account any COVID-19 Measures), and have not taken any action that, if taken after the date of this Agreement without SVF’s consent, would constitute a breach of the covenants set forth in Section 5.1(b)(i), 5.1(b)(ii), 5.1(b)(iii), 5.1(b)(v), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(viii) or 5.1(b)(xiii).

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3.7 No Undisclosed Liabilities. Except for obligations and liabilities (a) reflected or reserved against in the Financial Statements (including, for the avoidance of doubt, the notes thereto), (b) incurred in connection with this Agreement or any of the Transaction Documents, (c) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from any breach of or default under such Contract or License) or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, there are no obligations or liabilities, whether or not accrued, contingent or otherwise, of the Company or any of its Subsidiaries. The Company is not a party to, and does not have any commitment to become a party to, any Contract that would constitute an “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities, the Company or its Subsidiaries on the Financial Statements.

3.8 Litigation and Proceedings.

(a) There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

(b) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts the manner in which the Company or any of its Subsidiaries conducts its business, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

3.9 Employee Benefits.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and correct list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to SVF, to the extent applicable, complete and correct copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material and non-routine correspondence to or from any Governmental Entity received in the last three years immediately preceding the date of this Agreement with respect to any Company Benefit Plan.

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(c) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance in all material respects with its terms and applicable Law, including ERISA and the Internal Revenue Code of 1986 (the “Code”), all material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole).

(d) With respect to each ERISA Plan, the Company has made available to SVF, to the extent applicable, complete and correct copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that would reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole).

(f) Neither the Company nor any Company ERISA Affiliate has contributed (or had any obligation of any sort) in the last six years immediately preceding the date of this Agreement to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(g) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years immediately preceding the date of this Agreement.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

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(i) Neither the execution and delivery of this Agreement, Company Requisite Approval or other approval of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides, any individual with the right to a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Any Company Benefit Plan that is maintained outside the jurisdiction of the United States complies in all material respects with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.10 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and, to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions or like organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened in writing that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Except as would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries is in compliance in all respects with all applicable Law respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law in the last three years immediately preceding the date of this Agreement that remains unsatisfied.

3.11 Compliance with Laws; Licenses.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries are not, and have not been since January 1, 2019, conducted in violation of any applicable Law. Neither the Company nor any of its Subsidiaries has received any written notice of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

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(b) Except with respect to regulatory matters covered by Section 7.3 or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(c) The Company and each of its Subsidiaries has obtained and is in compliance in all material respects with all material Licenses necessary to conduct their respective businesses as presently conducted. No Licenses shall cease to be effective as a result of the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since January 1, 2019: (i) neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers, or to the Knowledge of the Company any of their respective agents, Representatives, or any person acting on their behalf has violated any applicable anti-corruption Law, including the FCPA, the U.K. Bribery Act, or any Law enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions (collectively, “Anti-Corruption Laws”); (ii) neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers or, to the Knowledge of the Company, any of their respective agents, Representatives, or any person acting on their behalf has paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, or officer or employee of a public international organization for the purpose of influencing any official act or decision or to secure any improper advantage; (iii) each of the Company and its Subsidiaries has implemented and maintains effective internal controls reasonably designed to prevent and detect violations of all applicable Anti-Corruption Laws; and (iv) each of the Company and its Subsidiaries has recorded and maintained accurate books and records in compliance with applicable Anti-Corruption Laws.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since January 1, 2019, the Company and each of its Subsidiaries has been and currently is in compliance with relevant International Trade Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers, or to the Knowledge of the Company, any of their respective consultants, Representatives, agents or Affiliates, is (i) a person that is designated on, or is owned or controlled by a person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC (a “Sanctioned Person”); or (ii) located or organized in a country or territory that is or whose government is, or has been in the past five years, the target of comprehensive sanctions imposed by the United States, Canada, European Union or United Kingdom (including Cuba, Iran, North

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Korea, Sudan, Syria, Venezuela, and Crimea) (a “Sanctioned Jurisdiction”). Since January 1, 2019, neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers, or to the Knowledge of the Company, any of their consultants, Representatives, agents or Affiliates, have participated or otherwise engaged, directly or indirectly, in any transaction or dealing with any such Sanctioned Person or Sanctioned Jurisdiction.

(f) Since January 1, 2019, (i) neither the Company nor its Subsidiaries has conducted an internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under International Trade Laws or Anti-Corruption Laws, and (ii) no Governmental Entity has initiated, or, to the Knowledge of the Company, threatened to initiate, a Proceeding against the Company or any of its officers, managers, employees, consultants, Representatives, agents or Affiliates asserting that the Company or Affiliate is not in compliance with International Trade Laws or Anti-Corruption Laws.

(g) Since January 1, 2019, (i) no allegations of sexual harassment, discrimination or retaliation have been made against any employee of the Company or any of its Subsidiaries with the title of director, vice president or above through the anonymous employee hotline of the Company and its Subsidiaries or any other formal human resources communication channels at the Company and its Subsidiaries, and (ii) there are no Proceedings against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment, discrimination or retaliation by any employee of the Company or any of its Subsidiaries with the title of vice president or above. Since January 1, 2019, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, discrimination or retaliation by any employee of the Company or any of its Subsidiaries with the title of vice president or above.

3.12 Environmental Matters. Except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole: (a) the Company and its Subsidiaries have, since the Applicable Date, complied with all applicable Environmental Laws; (b) no property currently or to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance except as would not reasonably be expected to require the Company or any of its Subsidiaries to perform or fund investigation or remediation pursuant to Environmental Law; (c) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance use, storage, processing, transport, disposal, exposure of any Person or contamination at the real property subject to the Leases or on any third-party property; (d) neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (e) neither the Company nor any of its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with or liability under any Environmental Law by or of the Company or its Subsidiaries, or has assumed by Contract or, to the Knowledge of the Company, operation of law any liability of any other Person arising under Environmental Law. The Company has made available all material environmental reports, audits and assessments concerning the compliance of the Company and Subsidiaries with Environmental Law or the environmental condition of the property subject to the Leases, prepared since January 1, 2019 and prior to the date hereof, that are in the possession or reasonable control of the Company.

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3.13 Tax Matters.

(a) The Company and each of its Subsidiaries: (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing authority, and all such filed Tax Returns are complete and correct in all material respects; (ii) have paid all income and other material Taxes that are required to be paid by them (whether or not shown on any Tax Returns), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (v) as of the date of this Agreement, (A) have not engaged in any material audit, examination or other Proceeding with a Taxing authority which has not been settled or resolved and (B) there is no such audit, examination or other proceeding threatened in writing or, to the Knowledge of the Company, currently pending; (vi) as of the date of this Agreement, (A) have not received any written claimed deficiency with respect to a material amount of Taxes that has not been paid or settled in full and (B) no written claim has been made by any Taxing authority in any jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is, or may be, subject to Tax by that jurisdiction; (vii) have no Liens with respect to Taxes other than Permitted Liens; (viii) are not party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes); and (ix) have not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(b) No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Taxing authority with respect to Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Law); (iii) prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date (other than in the ordinary course of business); or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign applicable Law.

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(d) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined or unitary group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company).

(e) Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including, without limitation, the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(f) Each of the Company and its Subsidiaries is and at all times since its formation has been classified as a partnership or disregarded entity for U.S. federal income Tax purposes.

3.14 Real Property and Personal Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company and/or one or more of its Subsidiaries holds a valid and enforceable leasehold interest under each real property lease or sublease entered into by the Company or any of its Subsidiaries (the “Leases”), free and clear of all Liens, other than Permitted Liens. A complete and correct list of the Leases as of the date of this Agreement is listed in Section 3.14(b) of the Company Disclosure Letter and each Lease is a valid and binding obligation on the Company or its Subsidiaries and, to the Knowledge of the Company, the other parties thereto, and is enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the Company nor its Subsidiaries has delivered or received any written notice of any default or breach of any Lease which has not been cured or is in the process of being cured, and to the Knowledge of the Company no event has occurred which, with notice, lapse of time or both, would constitute a material default or breach of any Lease by the Company or its Subsidiaries. The Company has made available to SVF complete and correct copies of the Leases.

(c) Except for assets sold, consumed or disposed of in the ordinary course of business since September 25, 2021, the Company and its Subsidiaries own good title to, or hold a valid leasehold interest in or license to all of the tangible assets shown to be owned or leased by it on the Unaudited Financial Statements or acquired after the date thereof, free and clear of all Liens, other than Permitted Liens.

3.15 Intellectual Property; IT Assets and Data Privacy.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list of all Company Intellectual Property that is Registered as of the date specified therein, which date shall be within two Business Days prior to the date of this Agreement (collectively, the “Registered Intellectual Property”); provided that, no later than seven days following the date of this Agreement, the Company shall provide updated Exhibits 3.15(a)-1 and 3.15(a)-2 to the Company Disclosure Letter, and notwithstanding anything to the contrary herein and for all purposes herein, such updated exhibits shall supersede the versions of Exhibits 3.15(a)-1 and 3.15(a)-2, respectively, to the Company Disclosure Letter provided in connection with the execution of this Agreement. The Registered Intellectual Property is subsisting, and each of the issued and granted items included in the Registered Intellectual Property is, to the Knowledge of the Company, valid and enforceable. There are no inventorship

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challenges, opposition or nullity proceedings or interferences with respect to any patents or patent applications included in the Company Intellectual Property, or to the Knowledge of the Company, threatened in writing with respect to such patents or patent applications. Since January 1, 2019, there has been no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Registered Intellectual Property.

(b) With respect to patents listed on Section 3.15(a) of the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all inventors, including current or former employees of the Company and its Subsidiaries, are appropriately named as inventors on any issued patent or pending patent application and all such inventors have assigned, in writing, all of their rights in and to any Intellectual Property Rights claimed in such patents to the original applicant or assignee, as applicable, of such patents.

(c) The Company and its Subsidiaries own or have sufficient rights to use all material Intellectual Property Rights used in or necessary for the conduct of their respective businesses as currently conducted. The foregoing shall not be construed as a representation regarding non-infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of third parties. The Company Intellectual Property is not subject to any outstanding Governmental Order against the Company or any of its Subsidiaries adversely affecting the Company’s or its Subsidiaries’ rights to or use of such Intellectual Property Rights in any material aspect.

(d) The Company and its Subsidiaries solely and exclusively own all material Company Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the operation of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and, since January 1, 2019, has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, and (ii) since January 1, 2019, there has been no claim, action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries alleging the foregoing.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or, since January 1, 2019, has infringed, misappropriated or otherwise violated, any Company Intellectual Property in any material respect. Since January 1, 2019, neither the Company nor any of its Subsidiaries has asserted or, to the Knowledge of the Company, threatened a Proceeding against any third party alleging the foregoing.

(g) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company or its Subsidiaries and material to their respective businesses, and, to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person, except pursuant to written non-disclosure or license agreements, and, to the Knowledge of the Company, the applicable confidentiality or non-disclosure provisions of such agreements have not been breached.

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(h) The Company and each of its Subsidiaries have obtained from all Persons (including current or former employees, officers, directors, consultants and contractors) who have created or developed any material Intellectual Property Rights for or on behalf of the Company or its Subsidiaries a written, present assignment of all right, title and interest in and to such Intellectual Property Rights to the Company or its applicable Subsidiary.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Software included in the Company Intellectual Property (“Company Owned Software”) is subject to any “open source” or “copyleft” obligations that condition the distribution of any such Software on: (i) the disclosure, licensing or distribution of any source code for such Software; (ii) the grant to licensees of the right to make derivative works or other modifications to such Software; (iii) the licensing under terms that allow such Software to be reverse engineered; or (iv) the redistribution or public disclosure of such Software at no license fee.

(j) No Person other than the Company and its Subsidiaries (and its and their respective employees and contractors) has been provided with the source code, or has a right to be provided with the source code (including any such right that may arise after the occurrence of any specified event or circumstance), for any material Company Owned Software.

(k) Neither this Agreement, nor the transactions contemplated hereby, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any source code for any Company Owned Software, or (ii) the Company or any Subsidiary granting to any third party any right, title or interest to or with respect to any Company Owned Software, in each case of clause (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(l) The IT Assets owned, controlled or otherwise used by the Company or any of its Subsidiaries (i) are sufficient for the needs of the businesses of the Company and its Subsidiaries, as currently conducted and operate and perform in all material respects as required by each of the Company and its Subsidiaries in connection with their respective businesses, (ii) have not materially malfunctioned or failed since January 1, 2019, and (iii) to the Knowledge of the Company, are free from material bugs or other defects, and do not contain any material “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” or other malicious code. Since January 1, 2019, to the Knowledge of the Company, no Person has gained unauthorized access to such IT Assets. Each of the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes.

(m) The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative policies regarding privacy and cybersecurity that are commercially reasonable and consistent in all material respects with the applicable contractual obligations of the Company and its Subsidiaries and applicable Law. Since January 1, 2019, (i) the Company and each of its Subsidiaries have complied in all material

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respects with all of their public-facing policies and contractual obligations, and with all applicable Laws, in each case, regarding Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, and (ii) to the Knowledge of the Company, no Person has gained unauthorized access to or misused any Personal Information held by the Company or any of its Subsidiaries, except, in each case of (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are not currently, and, to the Knowledge of the Company, since January 1, 2019, there have not been, any material Proceedings pending or threatened in writing against the Company relating to a violation or alleged violation of any Law or Contract regarding Personal Information.

3.16 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.17 Company Material Contracts.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list of, without duplication, the following Contracts to which the Company or any of its Subsidiaries is, as of the date of this Agreement, a party, excluding this Agreement, any Transaction Document, any Company Benefit Plan, any Lease or any Contracts terminable by any party thereto on 90 days’ or less notice (without penalty; provided that any requirement to pay costs and expenses in connection with the termination of any such Contract consisting of reimbursement of expenses incurred and reasonable wind-down costs shall not constitute a penalty):

(i) any Contract that is reasonably likely to require, during the remaining term of such Contract, annual payments to the Company and its Subsidiaries of more than $1,000,000;

(ii) any Contract that is reasonably likely to require, during the remaining term of such Contract, annual payments from the Company and its Subsidiaries of more than $1,000,000;

(iii) any partnership, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or strategic alliance other than any that are individually and in the aggregate immaterial to the business, financing condition and results of operations of the Company and its Subsidiaries taken as a whole;

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(iv) any Contract entered into in connection with an acquisition or disposition by the Company or its Subsidiaries since September 28, 2019 involving consideration in excess of $1,000,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in all or substantially all of the assets of such Person or by any other manner);

(v) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $5,000,000, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(vi) any Contract (other than those solely between or among the Company and/or any of its Wholly Owned Subsidiaries) under which the Company or any of its Subsidiaries have (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money, (B) granted a Lien (other than a Permitted Lien) on its assets, whether tangible or intangible, to secure any indebtedness for borrowed money, or (C) extended credit to any Person (other than intercompany loans and advances in the ordinary course of business), in each case, in an amount in excess of $250,000;

(vii) any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, SVF or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) would reasonably be expected to require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, SVF or its Subsidiaries, (C) grants “most favored nation” status that, following the Merger, would apply to SVF and its Subsidiaries, including the Company and its Subsidiaries or (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries grants or receives any license, covenant not to sue, or other similar right to or from a third party under any or Intellectual Property Rights material to the businesses of the Company and its Subsidiaries (other than: (A) non-exclusive licenses to commercially available, off-the-shelf Software that have been granted on standardized, generally available terms; (B) non-exclusive licenses to customers under Company Intellectual Property granted in the ordinary course of business; and (C) non-exclusive licenses to application programming interfaces that have been granted to business partners in the ordinary course of business);

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning 5% or more of the outstanding Company Units, or any of their respective Affiliates, on the other hand;

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(x) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would reasonably be expected to be required to purchase or sell, as applicable, any equity interests or assets of any Person reasonably likely to result in payments with a value in excess of $100,000 in any 12-month period;

(xi) any letter of intent or other material Contract with a Company Top Supplier or Company Top Customer;

(xii) any other Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 3.17 and expected to result in revenue in excess of $1,000,000 or require expenditures in excess of $1,000,000 in the calendar year ending December 31, 2021 or any subsequent calendar year (each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (xii) of this Section 3.17(a), excluding this Agreement, any Transaction Document, any Company Benefit Plan, any Lease or any Contracts terminable by any party thereto on 90 days’ or less notice (without penalty; provided that any requirement to pay costs and expenses in connection with the termination of any such Contract consisting of reimbursement of expenses incurred and reasonable wind-down costs shall not constitute a penalty) and including, for the avoidance of doubt, all amendments, exhibits, schedules and other attachments to each such Contract, a “Company Material Contract”).

(b) A complete and correct copy of each Company Material Contract has been made available to SVF. Except for any Company Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any such Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation with respect to any Company Material Contract, and to the Knowledge of the Company, there does not exist any event, condition or omission that would cause any other party to a Company Material Contract to (i) terminate a Company Material Contract or (ii) materially reduce the amount of business it will do with the Company or any of its Subsidiaries under such Company Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.18 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has employed Goldman Sachs & Co. as its financial advisor.

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3.19 Suppliers and Customers.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a complete and correct list of (i) the top 10 suppliers (each, a “Company Top Supplier”) and (ii) the top five customers (each, a “Company Top Customer”), respectively, by the aggregate dollar amount of payments to or from, as applicable, such supplier or customer, during the 12 months ended September 25, 2021, together with such aggregate dollar amount of payments during the 12 months ended September 25, 2021.

(b) None of the Company Top Customers or Company Top Suppliers has, as of the date of this Agreement, notified the Company or any of the Company’s Subsidiaries in writing: (i) that it will terminate, cancel, not renew, materially limit or materially and adversely alter any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses.

3.20 Related-Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, manager, officer or other Affiliate of the Company or any Subsidiary, to the Knowledge of the Company, has or has had, directly or indirectly: (a) a material economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell; (b) a material economic interest in any Person that purchases from or sells or furnishes to, the Company or any Subsidiary of the Company, any goods or services; (c) a material beneficial interest in any Contract disclosed in Section 3.17 of the Company Disclosure Letter; or (d) any contractual or other arrangement with the Company or any Subsidiary of the Company, other than customary indemnity arrangements; provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 3.20.

3.21 No Outside Reliance. Notwithstanding anything to the contrary contained herein, the Company and any of its Representatives acknowledge and agree that the Company has made its own investigation of SVF and the Merger Sub and that none of SVF, the Merger Sub nor any other Person is making any express or implied representation or warranty with respect to SVF, the Merger Sub or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, beyond those expressly given by SVF and the Merger Sub in Article IV. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the SVF Reports or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Company or its Representatives) or reviewed by the Company pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Company or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or

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warranties of SVF or the Merger Sub, and no representation or warranty is made as to the completeness or correctness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of the SVF and the Merger Sub are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

3.22 No Other Representations or Warranties. Except for the representations and warranties made by the Company or Symbotic in this Article III (for the avoidance of doubt, as modified by the Company Disclosure Letter), none of the Company, Symbotic nor any other Person makes any express or implied representation or warranty with respect to the Company, Symbotic or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and the Company and Symbotic expressly disclaim any such other representations or warranties. In particular, without limiting the foregoing, none of the Company, Symbotic nor any other Person makes or has made any representation or warranty to SVF, Merger Sub or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, Symbotic any of their Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the Company and/or Symbotic in this Article III, written information made available to SVF, Merger Sub or any of their Affiliates or Representatives in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding anything to the contrary in the foregoing provisions in this Section 3.22, nothing in this Section 3.22 shall limit SVF’s or Merger Sub’s remedies with respect to claims of fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SVF AND MERGER SUB

Except as set forth in the SVF Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding (a) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature or do not otherwise constitute statements of fact and (b) any exhibits or other documents appended thereto) (it being agreed that nothing disclosed in such SVF Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.11 and Section 4.17), SVF and Merger Sub each hereby represents and warrants to the Company as follows:

4.1 Organization, Good Standing and Qualification. Each of SVF and Merger Sub (a) is, and following the Domestication Effective Time will be, a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (in the case of SVF, as such jurisdiction may change after the date hereof pursuant to the Domestication), (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a

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foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to be so qualified or in good standing or to have such power or authority would not reasonably be expected to have a material adverse effect on SVF or prevent, materially delay or materially impair the ability of SVF or Merger Sub to consummate the Transactions. SVF has made available to the Company complete and correct copies of the SVF Organizational Documents, each as amended prior to the execution of this Agreement, and complete and correct copies of Merger Sub’s Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect as of immediately prior to the execution and delivery of this Agreement. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby.

4.2 Capital Structure.

(a) Without taking into effect the Private Placements, prior to the Domestication Effective Time, the authorized share capital of SVF consists of 200,000,000 SVF Class A Ordinary Shares, of which 33,040,000 shares (including 1,040,000 SVF Class A Ordinary Shares purchased by the Sponsor pursuant to a Private Placement Shares Purchase Agreement, dated March 8, 2021, between SVF and the Sponsor) were issued and outstanding as of the close of business on the last Trading Day prior to the date of this Agreement; 20,000,000 SVF Class B Ordinary Shares, of which 8,000,000 shares were outstanding as of the close of business on the last Trading Day prior to the date of this Agreement and 1,000,000 preference shares, par value $0.0001 per share (“SVF Preference Shares”), of which no shares were outstanding as of the date of this Agreement.

(b) All the outstanding SVF Class A Ordinary Shares and SVF Class B Ordinary Shares (i) have been duly authorized and are validly issued, fully paid and nonassessable (meaning that no additional sums may be levied on the holders thereof by SVF), (ii) were offered, sold and issued in compliance in all material respects with applicable Laws, including Cayman Islands and U.S. federal and state securities Laws and (iii) were not issued in breach or violation of (A) the SVF Organizational Documents, (B) any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right or (C) any Contract to which SVF is a party or is otherwise bound. SVF has no SVF Class A Ordinary Shares or SVF Class B Ordinary Shares reserved for issuance. Except for this Agreement, the Domestication, the Subscription Agreements and the Forward Purchase Agreement, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate SVF to issue or to sell any shares of capital stock or other securities of SVF or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of SVF, and no securities or obligations evidencing such rights are authorized, issued or outstanding. SVF does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the SVF Shareholders on any matter. Except for this Agreement and the SVF Organizational Documents or in connection with the Transactions, SVF is not party to any voting trust agreements, proxies, or other Contracts with respect to the voting, purchase, repurchase, redemption, dividend rights, disposition or transfer of SVF Class A Ordinary Shares, SVF Class B Ordinary Shares or SVF Preference Shares.

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(c) Merger Sub is a Wholly Owned Subsidiary of SVF, and Merger Sub holds no equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of any other Person. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature, in each case other than such business, assets, liabilities or obligations incident to its formation or pursuant to this Agreement, the Transaction Documents, the Transactions and the other documents and transactions contemplated hereby and thereby.

(d) Other than Merger Sub, SVF has no Subsidiaries and does not directly or indirectly own or hold any (i) equity interests, including any partnership, limited liability company or joint venture interests, in any other Person, (ii) securities convertible into or exchangeable for the equity interests of any other Person or (iii) options or other rights to acquire the equity interests of any other Person. SVF is not party to any Contract that obligates SVF to invest money in, loan money to or make any capital contribution to any other Person.

4.3 Corporate Authority; Approval.

(a) Each of SVF and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Transaction Document to which it is a party and to consummate the Transactions, subject only to the SVF Shareholder Approval and execution and delivery of the Merger Sub Written Consent. This Agreement has been, and each Transaction Document to which SVF or Merger Sub is a party will be, duly and validly executed and delivered by such entity, as applicable, and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute at the Closing, a valid and binding agreement of each of SVF and/or Merger Sub, as applicable, enforceable against each of SVF and/or Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The affirmative vote of holders of a majority of the outstanding SVF Class A Ordinary Shares and SVF Class B Ordinary Shares, voting together as a single class, cast at the Special Meeting, shall be required to approve each of the Transaction Proposal, NASDAQ Proposal, SVF Incentive Plan Proposal and SVF Employee Stock Purchase Plan Proposal, and the approval by way of a special resolution, being the affirmative vote of holders of a two-thirds majority of the outstanding SVF Class A Ordinary Shares and SVF Class B Ordinary Shares, voting together as a single class, cast at the Special Meeting, shall be required to approve the Domestication Proposal and the Amendment Proposal, in each case, assuming a quorum is present (the approval by SVF Shareholders of all of the foregoing, collectively, the “SVF Shareholder Approval”). The SVF Shareholder Approval is the only vote of the holders of any class or series of shares of SVF (in their capacity as holders thereof) required to approve and adopt this Agreement and the Transaction Documents to which SVF is a party and to approve the Transactions, including the Merger.

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(c) At a meeting duly called and held, the SVF Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of SVF; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the SVF Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; (iv) approved the Domestication and the Surviving Pubco Certificate of Incorporation in accordance with applicable Law; and (v) resolved to recommend to the SVF Shareholders approval of each of the matters requiring SVF Shareholder Approval.

4.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations (i) pursuant to the DLLCA, the DGCL and the Cayman Companies Act required to effect the Merger and the Domestication, (ii) required to be made with or obtained from the SEC or NASDAQ, and (iii) state securities, takeover and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations are required to be made by SVF or Merger Sub with, or obtained by SVF or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by SVF and Merger Sub and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF.

(b) The execution, delivery and performance by SVF and Merger Sub of this Agreement and the Transaction Documents to which SVF and/or Merger Sub is a party do not, and the consummation of the Transactions will not, constitute or result in (i) assuming the receipt of the SVF Shareholder Approval, the execution and delivery of the Merger Sub Written Consent, the effectiveness of the filings of the certificate of corporate domestication in connection with the Domestication and the Surviving Pubco Certificate of Incorporation and compliance with the matters referred to in Section 4.4(a), a breach or violation of, or a default under, the Organizational Documents of SVF, Merger Sub or any of SVF’s other Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the assets of SVF or any of its Subsidiaries pursuant to any Contract binding upon SVF or any of its Subsidiaries, or under any Law to which SVF or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon SVF or any of its Subsidiaries, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF.

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4.5 SVF Reports; Internal Controls.

(a) SVF has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since March 12, 2021 (the forms, statements, reports and documents filed or furnished to the SEC since March 12, 2021, including, for the avoidance of doubt, the Current Report on Form 8-K filed on November 30, 2021, and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “SVF Reports”). Each of the SVF Reports, at the time of its filing or being furnished (or, if amended, as of the date of such amendment) complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. Except as disclosed in the SVF Reports, as of their respective dates (or, if amended, as of the date of such amendment), the SVF Reports did not, and any SVF Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) SVF has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are sufficient to ensure that material information relating to SVF, including its consolidated Subsidiaries, if any, and other material information required to be disclosed by SVF in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SVF’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as disclosed in the SVF Reports, such disclosure controls and procedures are effective in timely alerting SVF’s principal executive officer and principal financial officer to material information required to be included in SVF’s periodic reports required under the Exchange Act.

(c) Since March 12, 2021, SVF has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Except as disclosed in the SVF Reports, such internal controls are sufficient to provide reasonable assurance regarding the reliability of SVF’s financial reporting and the preparation of SVF’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by SVF to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SVF. SVF has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except as disclosed in the SVF Reports, neither SVF (including any director or officer thereof) nor SVF’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SVF, (ii) any fraud, whether or not material, that involves SVF’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SVF or (iii) any claim or allegation regarding any of the foregoing.

(f) To the Knowledge of SVF, as of the date hereof, there are no outstanding comments from the SEC with respect to the SVF Reports. To the Knowledge of SVF, none of the SVF Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

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(g) To the Knowledge of SVF, each director and executive officer of SVF has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. SVF has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since March 12, 2021, SVF has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. The SVF Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. There is no Proceeding pending or, to the Knowledge of SVF, threatened against SVF by NASDAQ or the SEC with respect to any intention by such entity to deregister the SVF Class A Ordinary Shares or prohibit or terminate the listing of SVF Class A Ordinary Shares on NASDAQ.

(i) The SVF Reports contain a complete and correct copy of the audited balance sheet as of March 12, 2021 (the “SVF Financial Statements”). Except as disclosed in the SVF Reports, the SVF Financial Statements (i) fairly present in all material respects the financial position of SVF, as at the respective date thereof, (ii) were prepared in conformity with GAAP, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of SVF have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.6 Absence of Certain Changes.

(a) Since SVF’s incorporation there has not been any change, occurrence or development in the financial condition, properties, assets, liabilities, business or results of operations or any other change, occurrence or development which has had, or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF.

(b) Since SVF’s incorporation, SVF has, in all material respects, (i) conducted its business and (ii) operated its properties in the ordinary course of business consistent with past practice.

4.7 Business Activities; Liabilities.

(a) Except as set forth in the SVF Organizational Documents or as otherwise contemplated by this Agreement or the Transaction Documents and the Transactions, there is no agreement, commitment, or Governmental Order binding upon SVF or Merger Sub or to which SVF or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SVF or Merger Sub or any acquisition of property by SVF or Merger Sub or the conduct of business by SVF or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to have a material adverse effect on SVF or Merger Sub.

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(b) Except for this Agreement and the Transaction Documents and the Transactions, SVF has no material interests, rights, obligations or liabilities with respect to, and is not party to or bound by and does not have its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement, the Transaction Documents, or the SVF Trust Agreement, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Since its date of incorporation, neither SVF nor Merger Sub has carried on any business or conducted any operations other than: (i) directed towards the accomplishment of a Business Combination; and (ii) the execution of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto. Other than under the Transaction Documents or pursuant to the performance of its obligations thereunder, neither SVF nor Merger Sub has any liabilities.

4.8 Litigation and Proceedings.

(a) There are no Proceedings pending or, to the Knowledge of SVF, threatened against SVF or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or Merger Sub.

(b) Neither SVF nor Merger Sub is a party to or subject to the provisions of any Governmental Order that restricts the manner in which SVF or Merger Sub conducts its business, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or Merger Sub.

4.9 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or prevent, materially delay or materially impair the ability of SVF or Merger Sub to consummate the Transactions, the businesses of each of SVF and Merger are not, and have not been since their respective incorporations, conducted in violation of any applicable Law. Neither SVF nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any Laws that has not been cured as of the date of this Agreement.

4.10 Investment Company Act; JOBS Act. SVF is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SVF constitutes an “emerging growth company” within the meaning of the JOBS Act.

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4.11 SVF Trust Account. As of the date of this Agreement, SVF has approximately $320,000,000 in the account established by SVF for the benefit of its shareholders at Continental Stock Transfer & Trust Company (the “SVF Trust Account”), such monies being invested in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, and held in trust pursuant to that certain Investment Management Trust Agreement, dated as of March 8, 2021, between SVF and Continental Stock Transfer & Trust Company, as trustee (the “SVF Trust Agreement”). The SVF Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (except, in any case, as may be limited by the Bankruptcy and Equity Exception), and has not been amended or modified as of the date of this Agreement. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause or would reasonably be expected to cause the description of the SVF Trust Agreement in the SVF Reports to be inaccurate or that, to the Knowledge of SVF, would entitle any Person (other than any SVF Shareholder who is a Redeeming Shareholder) to any portion of the proceeds in the SVF Trust Account. Prior to the Closing, none of the funds held in the SVF Trust Account may be released other than pursuant to the terms of the SVF Trust Agreement. There are no Proceedings pending or, to the Knowledge of SVF, threatened with respect to the SVF Trust Account. SVF has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the SVF Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default or breach thereunder. As of the Effective Time, the obligations of SVF to dissolve or liquidate pursuant to the SVF Organizational Documents shall terminate, and as of the Effective Time, SVF shall have no obligation whatsoever pursuant to the SVF Organizational Documents to dissolve and liquidate the assets of SVF by reason of the consummation of the transactions contemplated hereby. To the Knowledge of SVF, following the Effective Time, no SVF Shareholder shall be entitled to receive any amount from the SVF Trust Account except to the extent such SVF Shareholder validly elects to redeem their SVF Class A Ordinary Shares in connection with the Redemption Offer. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither SVF or Merger Sub have any reason to believe that any of the conditions to the use of funds in the SVF Trust Account will not be satisfied or funds available in the SVF Trust Account will not be available to SVF and Merger Sub on the Closing Date.

4.12 Private Placements; Forward Purchase. SVF has made available to the Company complete and correct copies of the Subscription Agreements and the Forward Purchase Agreement. As of the date of this Agreement, the Subscription Agreements and the Forward Purchase Agreement (a) are in full force and effect without amendment or modification, (b) are the valid, binding and enforceable obligations of SVF (or its applicable Affiliate) and, to the Knowledge of SVF, each other party thereto (except, in any case, as may be limited by the Bankruptcy and Equity Exception) and (c) have not been withdrawn, terminated or rescinded in any respect. The Private Placements and the Forward Purchase, together with the amount in the SVF Trust Account at the Closing, will be in the aggregate sufficient to enable SVF to pay all cash amounts required to be paid by SVF under or in connection with this Agreement, including the Outstanding Company Expenses and Outstanding SVF Expenses. There are no other Contracts between SVF and any Subscriber relating to any Subscription Agreement that would reasonably be expected to affect the obligations of the Subscribers to contribute to SVF the

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applicable portion of the Private Placements set forth in the Subscription Agreements, and, to the Knowledge of SVF, no facts or circumstances exist that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the Private Placements not being available to SVF, on the Closing Date. There are no other Contracts between SVF and the Forward Purchaser relating to the Forward Purchase that would reasonably be expected to affect the obligations of the Forward Purchaser to contribute to SVF the amount of the Forward Purchase set forth in the Forward Purchase Agreement, and, to the Knowledge of SVF, no facts or circumstances exist that may reasonably be expected to result in any of the conditions set forth in the Forward Purchase Agreement not being satisfied, or the Forward Purchase not being available to SVF, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a material default or breach on the part of SVF under any term or condition of any Subscription Agreement or the Forward Purchase Agreement and, as of the date hereof, SVF has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of Closing to be satisfied by it contained in any Subscription Agreement or the Forward Purchase Agreement. The Subscription Agreements and the Forward Purchase Agreement contain all of the conditions precedent (other than the conditions contained in this Agreement or the Transaction Documents) to the obligations of the Subscribers or the Forward Purchaser, as applicable, to contribute to SVF the applicable portion of the Private Placements or the amount of the Forward Purchase, as applicable, set forth in the Subscription Agreements or the Forward Purchase Agreement, as applicable, on the terms therein.

4.13 Valid Issuance. Subject to the receipt of the SVF Shareholder Approval and the effectiveness of the Domestication and the Surviving Pubco Certificate of Incorporation, the Surviving Pubco Class V-1 Common Stock and Surviving Pubco Class V-3 Common Stock issuable as Aggregate Merger Consideration, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens as created by the SVF Organizational Documents or applicable securities Laws).

4.14 Takeover Statutes and Charter Provisions. Each of the boards of directors of SVF and Merger Sub has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Merger. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover Law or similar domestic or foreign Law applies with respect to SVF or Merger Sub in connection with this Agreement or the Merger. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which SVF or Merger Sub is subject, party or otherwise bound.

4.15 NASDAQ Stock Market Quotation. The issued and outstanding SVF Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SVFC.” SVF is in compliance in all material respects with the rules of NASDAQ, and there is no Proceeding pending or, to the Knowledge of SVF, threatened against SVF by NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the SVF Class A Ordinary Shares or terminate the listing of SVF Class A Ordinary Shares on NASDAQ. None of SVF or its Affiliates has taken any action in an attempt to terminate the registration of the SVF Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

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4.16 Brokers and Finders. Neither SVF nor Merger Sub, nor any of their respective directors or employees (including any officers), as applicable, has employed any investment banker, broker or finder or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees or other similar payments in connection with the Transactions, except that SVF has employed Deutsche Bank AG as its financial advisor in connection with the Transactions.

4.17 Taxes.

(a) SVF and Merger Sub: (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing authority, and all such filed Tax Returns are complete and correct in all material respects; (ii) have paid all income and other material Taxes that are required to be paid by them (whether or not shown on any Tax Returns), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (v) as of the date of this Agreement, (A) have not engaged in any material audit, examination or other proceeding with a Taxing authority which has not been settled or resolved and (B) there is no such audit, examination or other proceeding threatened in writing or, to the Knowledge of SVF, currently pending; (vi) as of the date of this Agreement, (A) have not received any written claimed deficiency with respect to a material amount of Taxes that has not been paid or settled in full and (B) no written claim has been made by any Taxing authority in any jurisdiction where SVF or Merger Sub do not file Tax Returns that SVF or Merger Sub is, or may be, subject to Tax by that jurisdiction; (vii) have no liens with respect to Taxes other than permitted liens; (viii) are not party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes); and (ix) have not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(b) No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Taxing authority with respect to SVF or Merger Sub.

(c) Neither of SVF nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Law); (iii) prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date (other than in the ordinary course of business); or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign applicable Law.

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(d) Neither SVF nor Merger Sub has been a member of an affiliated, combined or unitary group filing a consolidated federal income Tax Return (other than a group the common parent of which is SVF).

(e) Neither SVF nor Merger Sub has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including, without limitation, the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(f) Merger Sub has at all times since its formation been treated as a disregarded entity or transitory entity for U.S. federal income Tax purposes.

4.18 No Outside Reliance. Notwithstanding anything to the contrary contained herein, each of SVF and Merger Sub, and any of their respective Representatives, acknowledge and agree that SVF has made its own investigation of the Company and that neither the Company nor any other Person is making any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, beyond those expressly given by the Company in Article III. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SVF or its Representatives) or reviewed by SVF pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to SVF or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the completeness or correctness of any of the foregoing except as may be expressly set forth in Article III of this Agreement. Except as otherwise expressly set forth in this Agreement, SVF understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

4.19 No Other Representations or Warranties. Except for the representations and warranties made by SVF and Merger Sub in this Article IV, none of SVF, Merger Sub or any other Person makes any express or implied representation or warranty with respect to SVF, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of SVF and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of SVF, Merger Sub or any other Person makes or has made any representation or warranty to the

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Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to SVF, any of its Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by SVF or Merger Sub in this Article IV, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of SVF, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding anything to the contrary in the foregoing provisions of this Section 4.19, nothing in this Section 4.19 shall limit the Company’s remedies with respect to claims of fraud.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Interim Operations.

(a) Except (i) as described in Section 5.1(a) of the Company Disclosure Letter, (ii) as otherwise expressly required or permitted by this Agreement or any other Transaction Document, including for the avoidance of doubt, the steps reasonably required to consummate the Company Reorganization, (iii) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity, or (iv) as SVF shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees as to itself and its Subsidiaries that, during the period from the date of this Agreement until the Closing or valid termination of this Agreement, the Company shall use its reasonable best efforts to operate the business of it and its Subsidiaries in the ordinary course consistent with past practice and to preserve their business organizations intact and maintain existing relations with all of the Company’s key customers, suppliers, creditors and employees; provided, however, that no action taken or failed to be taken by the Company or any of its Subsidiaries with respect to the matters specifically addressed by clauses (i) through (xx) of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such clauses (i) through (xx).

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Closing or valid termination of this Agreement, except (w) as described in the corresponding subsection of Section 5.1(b) of the Company Disclosure Letter, (x) as otherwise expressly required or permitted by this Agreement or any other Transaction Document, including, for the avoidance of doubt, the Company Reorganization, (y) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity or (z) as SVF shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not and shall not permit its Subsidiaries to:

(i) adopt or propose any change in its or its Subsidiaries’ Organizational Documents;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions solely between or among the Company and/or any of its Wholly Owned Subsidiaries, or restructure, reorganize, dissolve or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on substantially all of its assets, operations or businesses;

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(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $2,000,000 or acquire any business or Person, by merger or consolidation, purchase of substantially all assets or equity interests or by any other manner, in each case, in any transaction or a series of related transactions, or enter into any joint venture or similar long-term business combination with another Person, other than acquisitions or other transactions pursuant to Contracts to which the Company or any of its Subsidiaries are a party that are in effect as of the date of this Agreement or entered into thereafter consistent with the terms hereof;

(iv) other than pursuant to Contracts to which the Company or any of its Subsidiaries are a party that are in effect as of the date of this Agreement or entered into thereafter consistent with the terms hereof, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, product lines, businesses or interests therein, except for (A) transfers, sales, licenses or other dispositions in the ordinary course of business consistent with past practice and (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate;

(v) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(vii) declare, set aside, make or pay any dividend or distribution (other than any Tax Distribution, as defined by the Company LLC Agreement), payable in cash, stock, property or otherwise, with respect to any of its capital stock, or enter into any agreement with respect to the voting of its capital stock;

(viii) make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any Wholly Owned Subsidiary of the Company), other than in the ordinary course of business;

(ix) incur any indebtedness for borrowed money or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice, not to exceed $2,000,000 in the aggregate;

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(x) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth in Section 5.1(b)(x) of the Company Disclosure Letter, except for any such expenditures (A) to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of the Company or its Subsidiaries or (B) not in excess of $5,000,000 in the aggregate during any consecutive twelve-month period;

(xi) other than with respect to Contracts with a supplier or customer of the Company or otherwise in the ordinary course of business, enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; provided that the Company will reasonably consult with SVF before entering into any such Contract with any supplier or customer of the Company if the contemplated counterparty to such Contract is not a current supplier or customer, or an Affiliate of a current supplier or customer, of the Company;

(xii) amend, modify, fail to renew or terminate any Company Material Contract or waive or release any material rights, claims or benefits under any Company Material Contracts, other than expirations or non-renewals of any such Contract in the ordinary course of business;

(xiii) make any material changes with respect to its accounting policies or procedures, except as required by changes in Law or GAAP;

(xiv) other than with respect to any Proceeding in connection with, arising out of or otherwise related to a dispute among the Parties in connection with this Agreement or any of the Transaction Documents, settle any Proceeding, except where such settlement is covered by insurance or involves only the payment of monetary damages directly from the Company in an amount not more than $1,000,000 in the aggregate;

(xv) make any material Tax election in a manner inconsistent with past practice or revoke or change any material Tax election; file any material amended Tax Return; adopt or change any material Tax accounting method or period; enter into any agreement with a Taxing authority with respect to material Taxes; settle or compromise any examination, audit or other action with a Taxing authority of or relating to any material Taxes; extend, waive or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes; surrender any right to claim a refund in respect of material Taxes; or enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Taxing authority;

(xvi) except as required pursuant to the terms of any Company Benefit Plan as in effect on the date of this Agreement or as required by Law, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee (including executive officers) with an annual salary or wage rate or consulting fees and target annual cash bonus opportunity in excess of $300,000 as of the date of this Agreement, (B) except in

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the ordinary course of business, consistent with past practice, become a party to, establish, adopt, amend, commence participation in or terminate any material Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards or, except in the ordinary course of business, consistent with past practice, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Company Employee, (F) hire any employee or engage any independent contractor (who is a natural person) with annual salary or wage rate or consulting fees and target annual cash bonus opportunity in excess of $300,000 or (G) terminate the employment of any executive officer other than for cause;

(xvii) sell, assign, lease, license, pledge, encumber, divest, abandon or otherwise dispose of, allow to lapse or expire, or fail to protect, any material Company Intellectual Property, other than grants of non-exclusive licenses in the ordinary course of business;

(xviii) become a party to, establish, adopt, amend, commence participation in or enter into any collective bargaining or other labor union Contract;

(xix) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement; or

(xx) agree, authorize or commit to do any of the foregoing.

5.2 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to SVF and its Representatives reasonable access from and after the date of this Agreement until the Effective Time, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by SVF and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

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5.3 No Claim Against the SVF Trust Account. The Company acknowledges that SVF is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SVF’s final prospectus, dated March 10, 2021, and other SVF Reports, the SVF Organizational Documents, and the SVF Trust Agreement and understands that SVF has established the SVF Trust Account described therein for the benefit of SVF’s public stockholders and that disbursements from the SVF Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that SVF’s sole assets consist of the cash proceeds of SVF’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the SVF Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of the termination of this Agreement, another Business Combination, are or is not consummated by March 12, 2023 or such later date as approved by the stockholders of SVF to complete a Business Combination, SVF will be obligated to return to its stockholders the amounts being held in the SVF Trust Account. Accordingly, for and in consideration of SVF entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and notwithstanding anything to the contrary in this Agreement or the Transaction Documents, the Company (on behalf of itself and its Affiliates) hereby irrevocably waives any past, present or future claim of any kind against, and any right to access, the SVF Trust Account (including any distributions therefrom), any trustee of the SVF Trust Account or SVF to collect from the SVF Trust Account (including any distributions therefrom) any monies that may be owed to them by SVF or any of its Affiliates for any reason whatsoever, and will not seek recourse against the SVF Trust Account (including any distributions therefrom) at any time for any reason whatsoever, including for any Willful Breach of this Agreement, any claims under this Agreement or any proposed or actual business relationship between SVF or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contractual, tort, equity or any other theory of legal liability. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SVF and its Affiliates to induce SVF to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. To the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SVF or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SVF or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the SVF Trust Account and that such claim shall not permit the Company or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the SVF Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, this Section 5.3 shall survive indefinitely, including following the termination of this Agreement for any reason.

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5.4 Acquisition Proposals; Alternative Transactions. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement by its terms, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and other employees and direct all other Representatives not to, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or Alternative Transaction or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal or Alternative Transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction.

5.5 Company Equityholder Consent; Information Statement and Notices.

(a) In accordance with the Company’s Organizational Documents and the applicable requirements of the NHLLCA, and subject to the terms and conditions set forth in this Agreement, the Company shall seek and shall use its reasonable best efforts to promptly (and in any event within 48 hours) after the Registration Statement becomes effective obtain and deliver to SVF the Company Written Consent pursuant to Sections 304-C:60 and 304-C:156 of the NHLLCA adopting and approving the Company Merger Agreement, this Agreement, and the transactions contemplated hereby and thereby, including the Company Reorganization and the Merger.

(b) At the time that the Company seeks the Company Written Consent, it shall deliver an information statement regarding the Company Reorganization and the Merger (the “Information Statement”), including a notice of the availability to each Company Equityholder of dissenters’ rights and a copy of Sections 304-C:160 through 304-C:172 of the NHLLCA. The Information Statement shall constitute an information statement for the Company’s solicitation of consent of the Company Equityholders with respect to the adoption of this Agreement and the Company Merger Agreement and the approval of the Company Reorganization and the Merger, and a notice of the availability of dissenter rights with respect to the Company Reorganization under the NHLLCA. None of the information supplied or to be supplied by SVF or the Company for inclusion in the Information Statement or any amendment or supplement thereto will contain, as of the date of delivery of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Within ten days after the date of the receipt of the Company Written Consent as provided for in Section 5.5(a), Warehouse Technologies shall prepare and mail to each Company Equityholder that has provided notice of its intent to exercise dissenters’ rights, if any, a statement meeting the requirements of Section 304-C:164 of the NHLLCA.

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5.6 Prospectus/Proxy Filing; Information Supplied; Filings. Without limiting the generality of Section 7.1:

(a) In addition to the Audited Financial Statements and Unaudited Financial Statements, the Company shall provide to SVF any audited and interim financial statements of the Company required to be included in the Registration Statement or any other filings to be made by SVF with the SEC in connection with the Transactions; provided that, without limiting the foregoing, (i) the Company shall reasonably cooperate with SVF in connection with SVF’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement and (ii) the Company shall use its reasonable best efforts to provide SVF, as soon as reasonably practicable following the date of this Agreement, the PCAOB Audited Financials. The Company shall make their officers and employees and Representatives available to, in each case, during normal business hours and upon reasonable advanced notice, SVF and its legal counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC.

(b) From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give SVF prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, SVF and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, that no information received by SVF pursuant to this Section 5.6 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Disclosure Letter.

ARTICLE VI

COVENANTS OF SVF

6.1 Conduct of SVF.

(a) Except (i) as otherwise expressly required or permitted by this Agreement or any other Transaction Document (including the steps required or advisable to consummate the Domestication and the Private Placements), (ii) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity or (iii) as the Company shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SVF covenants and agrees as to itself and its Subsidiaries that, during the period from the date of this Agreement until the Closing or valid termination of this Agreement, SVF shall use its reasonable best efforts to operate the business of it and its Subsidiaries in the ordinary course consistent with past practice.

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(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Closing or valid termination of this Agreement, except (i) as otherwise expressly required or permitted by this Agreement or any Transaction Document (including as contemplated by the Domestication and the Private Placements), (ii) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity or (iii) as the Company shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SVF will not and will not permit its Subsidiaries to:

(i) change, modify or amend, or seek any approval from the SVF Shareholders to change, modify or amend, the SVF Trust Agreement, the SVF Organizational Documents or the organizational documents of Merger Sub;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding shares or other equity interests, (B) consolidate, combine, reclassify or otherwise change any of its capital shares or other equity interests or (C) other than the redemption of any SVF Class A Ordinary Shares required by the Redemption Offer or as otherwise required by the SVF Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of, or other equity interests in, SVF;

(iii) enter into, or permit any of the assets owned or used by it to become bound by, any Contract, other than as expressly required in connection with the Transactions;

(iv) other than as expressly required by the Sponsor Support Agreement, the Sponsor Letter or the Forward Purchase Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of SVF or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Wholly Owned Subsidiary or guarantee any debt securities of another Person, other than any indebtedness for borrowed money or guarantee incurred between SVF and Merger Sub;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any Wholly Owned Subsidiary of the Company or in connection with the Transactions);

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(vii) make any material changes with respect to its accounting policies or procedures, except as required by changes in Law or GAAP;

(viii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity interests in, SVF or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than the Transactions (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in the Forward Purchase Agreement;

(ix) except as contemplated by the SVF Incentive Plan or the SVF Employee Stock Purchase Plan, (A) adopt, amend or become obligated to contribute to, or incur liability (contingent or otherwise) or obligations under, any arrangement that would be an SVF Benefit Plan if in effect on the date hereof, (B) hire any employee or any other individual to provide services to SVF or its Subsidiaries or (C) become a party to, establish, adopt, amend, commence participation in or enter into any collective bargaining or other labor union Contract;

(x) make any material Tax election in a manner inconsistent with past practice or revoke or change any material Tax election; file any material amended Tax Return; adopt or change any material Tax accounting method or period; enter into any agreement with a Taxing authority with respect to material Taxes; settle or compromise any examination, audit or other action with a Taxing authority of or relating to any material Taxes; extend, waive or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes; surrender any right to claim a refund in respect of material Taxes; or enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Taxing authority;

(xi) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SVF or its Subsidiaries (other than the Domestication or the Transactions);

(xii) make any capital expenditures;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants and excluding the Company or any Wholly Owned Subsidiary of the Company), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiv) enter into any new line of business outside of the business currently conducted by SVF and its Subsidiaries as of the date of this Agreement; or

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(xv) agree, authorize or commit to do any of the foregoing.

6.2 SVF Trust Account Matters.

(a) Trust Account. Prior to the Closing, none of the funds held in the SVF Trust Account may be used or released except (i) for the withdrawal of interest to pay any tax obligation owed by SVF as a result of assets owned by SVF and (ii) to effectuate the Redemption Offer. As of the Effective Time, the obligations of SVF to dissolve or liquidate within a specified time period as contained in the SVF Organizational Documents will be terminated and SVF shall not have any obligation whatsoever to dissolve and liquidate the assets of SVF by reason of the consummation of the Merger or otherwise, and no SVF Shareholder shall be entitled to receive any amount from the SVF Trust Account. Following the Closing, and upon notice to the trustee of the SVF Trust Account (the “SVF Trustee”) and the satisfaction of the requirements for release set forth in the SVF Trust Agreement, the SVF Trustee shall be obligated to release as promptly as practicable any and all amounts still due to holders of SVF Class A Ordinary Shares who have exercised their redemption rights with respect to shares of SVF Class A Ordinary Shares, and, thereafter, transfer all funds held in the SVF Trust Account to SVF (to be held as available cash on the balance sheet of SVF, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the SVF Trust Account and the SVF Trust Agreement to terminate.

(b) Redemption Offer. In connection with the Closing, SVF shall use its reasonable best efforts to cause the SVF Trustee to pay as and when due all amounts payable to SVF Shareholders holding SVF Class A Ordinary Shares sold in SVF’s initial public offering who shall have validly elected to redeem their SVF Class A Ordinary Shares (and who have not rescinded such election) pursuant to the SVF Organizational Documents and shall use its reasonable best efforts to cause the SVF Trustee to pay, as and when due, the Deferred Discount (as defined in the SVF Trust Agreement) pursuant to the terms of the SVF Trust Agreement. For avoidance of doubt, in the event that the consummation of the Redemption Offer occurs after the effectiveness of the Domestication, all references herein to the redemption of SVF Class A Ordinary Shares in connection with the Redemption Offer shall be deemed equally to refer, as of any time from and after the Domestication Effective Time, to the Surviving Pubco Class A Common Stock into which such SVF Class A Ordinary Shares have been converted pursuant to the Domestication.

6.3 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Pubco and the Surviving Company agree that they will indemnify and hold harmless, to the fullest extent SVF, Merger Sub or the Company would be permitted to do so under applicable Law and their respective Organizational Documents in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of SVF, Merger Sub and the Company and each of their respective Subsidiaries, in each case, when acting in such capacity (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether

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asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and SVF or the Surviving Company shall also advance expenses as incurred to the fullest extent that the Company, SVF or Merger Sub, as applicable, would have been permitted to do so under applicable Law and its respective Organizational Documents in effect as of the date of this Agreement; provided that, to the extent required by applicable Law, any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) SVF shall cause the Surviving Company, as of the Effective Time, to obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall SVF be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by the Company for the Company’s current D&O Insurance for such purpose; provided, further, that if the cost of such insurance coverage exceeds such amount, SVF shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) The Surviving Pubco shall, as of the Effective Time, obtain and fully pay the premium for “tail” insurance policies for the extension of SVF’s existing D&O Insurance, in each case for the Tail Period, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as SVF’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Surviving Pubco be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by SVF for SVF’s current D&O Insurance for such purpose; provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Pubco shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) During the Tail Period, without limiting the foregoing, the Surviving Pubco shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain provisions in the Organizational Documents of SVF, Merger Sub, the Surviving Company or their respective subsidiaries concerning the indemnification and exculpation (including provisions relating to expense advancement) of any Indemnified Parties that are no less favorable to such Indemnified Parties than the provisions of such Organizational Documents as of the date of this Agreement and (ii) not amend, restate, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of such Indemnified Parties thereunder, in each case, except as required by Law.

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(e) If the Surviving Pubco or the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Pubco or the Surviving Company shall assume all of the obligations set forth in this Section 6.3.

(f) Prior to the Closing, SVF shall use its reasonable best efforts to obtain D&O Insurance reasonably satisfactory to the Company and that shall be effective as of Closing and will cover those Persons who will be the directors and officers of the Surviving Pubco and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NASDAQ, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Surviving Pubco and its Subsidiaries (including the Company and its Subsidiaries).

(g) The rights of the Indemnified Parties under this Section 6.3 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of SVF, Merger Sub, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SVF, Merger Sub, the Company or any of their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided by this Section 6.3 is not prior to or in substitution of any such claims under such policies).

(h) This Section 6.3 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 6.3.

6.4 Approval of Shareholder of Merger Sub. Immediately following execution of this Agreement, SVF shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole shareholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement (the “Merger Sub Written Consent”).

6.5 Inspections. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SVF or its Subsidiaries by third parties that may be in SVF’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of SVF would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which SVF or any of its Subsidiaries is bound, SVF shall afford to the Company, its Affiliates and their respective Representatives reasonable access from and after the date of this Agreement until the Effective Time, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts,

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Tax Returns, records, analyses and appropriate officers and employees of SVF, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SVF that are in the possession of SVF as such Representatives may reasonably request. The Parties shall use their respective reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.6 SVF NASDAQ Listing.

(a) From the date hereof through the Closing, SVF shall ensure SVF remains listed as a public company on, and for SVF Class A Ordinary Shares to be listed on, the NASDAQ.

(b) SVF shall cause the shares of Surviving Pubco Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the NASDAQ prior to the Closing Date.

6.7 SVF Public Filings. From the date hereof through the Closing, SVF shall keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws. Upon the Company’s reasonable determination that the Surviving Pubco may be required to file any quarterly or annual reports containing stand-alone financial statements of SVF pursuant to the Exchange Act after the Closing but prior to the Surviving Pubco being required pursuant to the Exchange Act to file any consolidated financial statements, SVF shall deliver to the Company prior to the Closing a draft of any such reports required to be filed during such period, which is sufficiently developed, in the Company’s reasonable determination, such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

6.8 Private Placements; Forward Purchase. SVF and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements and the Forward Purchase Agreement on the terms and conditions described or contemplated therein, including using their respective reasonable best efforts to enforce their respective rights under the Subscription Agreements and the Forward Purchase Agreement to cause the Subscribers and the Forward Purchaser, as applicable, to pay to (or as directed by) SVF the applicable purchase price under each Subscriber’s applicable Subscription Agreement or the Forward Purchase Agreement, as applicable, in accordance with its terms. Unless otherwise approved in writing by the Company, SVF shall not permit any amendment or modification to be made to or any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreement.

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6.9 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and SVF prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, SVF shall take all actions necessary or appropriate to cause the individuals set forth in, or selected in the manner set forth in, Section 6.9 of the Company Disclosure Letter to be appointed as the directors and/or officers of the Surviving Pubco, as indicated therein, in each case effective as of the Effective Time. On the Closing Date, the Surviving Pubco shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals who comprise the board of directors of Surviving Pubco from and following the Effective Time, which indemnification agreements shall continue to be effective following the Closing.

6.10 Exclusivity. From and after the date of this Agreement until the Effective Time, SVF shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its members or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its members and their respective Affiliates and Representatives. SVF shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

6.11 Stockholder Litigation. In the event that any litigation related to this Agreement, any Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of SVF, threatened in writing, against SVF or the board of directors of SVF by any SVF Shareholder prior to the Closing, SVF shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SVF shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company.

ARTICLE VII

JOINT COVENANTS

7.1 Preparation of Registration Statement.

(a) As promptly as practicable following the execution and delivery of this Agreement, SVF shall prepare, with the assistance of the Company, and, as promptly as practicable following the delivery of the PCAOB Audited Financials, cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection

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with the registration under the Securities Act of the shares of Surviving Pubco to be issued under this Agreement and pursuant to the Domestication. Each of SVF and the Company shall use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing date and to keep the Registration Statement effective as long as is necessary to consummate the Merger. SVF and the Company shall share equally in the payment of all filing fees in connection with the preparation, filing and mailing of the Registration Statement. Each of SVF and the Company shall ensure that none of the information supplied by it, or by any other Person acting on its behalf, for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act or on the date the Proxy Statement is first mailed to SVF Shareholders, or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of SVF and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement. As promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act, SVF will cause the Proxy Statement to be mailed to SVF Shareholders.

(b) Each of SVF and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to any comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If SVF or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) SVF, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. SVF and the Company shall use their respective reasonable best efforts to cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of SVF Class A Ordinary Shares and SVF Class B Ordinary Shares, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SVF Organizational Documents. Each of the Company and SVF shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that SVF receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) SVF agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Business Combination (as defined in the SVF Organizational Documents) and the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations (the “Transaction Proposal”), (ii) approval of the Surviving Pubco Certificate of Incorporation (the “Amendment Proposal”) and each change to the Surviving Pubco Certificate of Incorporation that is required to be separately approved, (iii) to the extent required by the NASDAQ listing rules, approval of the issuance of the Aggregate Merger Consideration together with the Surviving Pubco Class A

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Common Stock pursuant to the Subscription Agreements and/or the Forward Purchase Agreement (the “NASDAQ Proposal”), (iv) approval of the Domestication (the “Domestication Proposal”), (v) the approval and adoption of the SVF Incentive Plan (the “SVF Incentive Plan Proposal”), (vi) the approval and adoption of the SVF Employee Stock Purchase Plan (the “SVF Employee Stock Purchase Plan Proposal”), (vii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (viii) approval of any other proposals reasonably agreed by SVF and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (together with the Transaction Proposal, the Amendment Proposal, the NASDAQ Proposal, the Domestication Proposal and the SVF Incentive Plan Proposal and the SVF Employee Stock Purchase Plan Proposal the “Proposals”). Except with the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which SVF shall propose to be acted on by the SVF Shareholders at the Special Meeting.

7.2 SVF Special Meeting.

(a) SVF shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the Cayman Companies Act and the Exchange Act, (ii) after the Registration Statement is declared effective under the Securities Act, cause the Proxy Statement to be disseminated to the SVF Shareholders in compliance with applicable Law and (iii) solicit proxies from the holders of SVF Class A Ordinary Shares and SVF Class B Ordinary Shares to vote in accordance with the recommendation of the SVF Board with respect to each of the Proposals.

(b) SVF shall, through the SVF Board, recommend to the SVF Shareholders that they approve the Proposals (the “SVF Board Recommendation”) and shall include the SVF Board Recommendation in the Proxy Statement except in the case of a Modification in Recommendation. The SVF Board shall be permitted to change, withdraw, withhold, qualify and/or modify, and/or publicly propose to change, withdraw, withhold, qualify and/or modify, the SVF Board Recommendation (a “Modification in Recommendation”) if the SVF Board shall have determined in good faith that a failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the SVF Board shall not be entitled to exercise its right to make a Modification in Recommendation pursuant to this sentence unless (i) SVF has provided to the Company three Business Days’ prior written notice (the “Notice Period”) advising the Company that SVF intends to take such action and specifying the reasons therefor in reasonable detail and (ii) during the Notice Period, to the extent requested in writing by the Company, SVF has negotiated in good faith with the Company (to the extent the Company wishes to do so), including providing the Company the opportunity to make a presentation to the SVF Board regarding this Agreement and, to the extent applicable, any proposed revisions thereto. For the avoidance of doubt, a Modification in Recommendation will not (A) change the approval of this Agreement or any other approval of the SVF Board or (B) affect SVF’s obligations pursuant to this Section 7.2(b) (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement.

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(c) To the fullest extent permitted by applicable Law, SVF’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Modification in Recommendation. SVF may only postpone or adjourn the Special Meeting (i) upon receipt of a Company Adjournment Request, (ii) to solicit additional proxies for the purpose of obtaining the SVF Shareholder Approval, (iii) for the absence of a quorum, (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SVF has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by SVF Shareholders prior to the Special Meeting and (v) permit completion of any pending Notice Period; provided that, without the consent of the Company, the Special Meeting (x) may not be adjourned to a date that is more than 20 Business Days in the aggregate after the date for which the Special Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three Business Days prior to the Outside Date; provided, further that if, as of the Outside Date, the Special Meeting has been scheduled and subsequently postponed or adjourned as permitted by this Section 7.2(c), then the Outside Date shall automatically extend to the fourth Business Day after the earlier of (I) the 20th Business Day after the date for which the Special Meeting was originally scheduled and (II) the date the Special Meeting is held and concluded. By written notice, the Company may request that SVF adjourn the Special Meeting (“Company Adjournment Request”) until the earlier of (x) 15 days after the date for which the Special Meeting was then scheduled or (y) the date that is the third Business Day prior to the Outside Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the SVF Shareholder Approval or for the absence of a quorum of SVF Shareholders. Upon receipt of the Company Adjournment Request, SVF shall adjourn the Special Meeting for the period of time specified in the Company Adjournment Request; provided that the Company may not issue more than two Company Adjournment Requests.

7.3 Cooperation; Efforts to Consummate.

(a) On the terms and subject to the conditions set forth in this Agreement, the Company and SVF shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Notwithstanding anything to the contrary contained herein, in no event shall either the Company or SVF or any of their respective Affiliates be required to pay any consideration to any contractual third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Notwithstanding anything to the contrary contained herein, no action taken by the Company or SVF under this Section 7.3 will constitute a breach of Section 5.1 or Section 6.1, respectively.

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(b) On the terms and subject to the conditions set forth in this Agreement, the Company and SVF shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions necessary to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any third party; provided, however, that all such third-party consents, registrations, approvals, clearances, permits and authorizations may not be obtained, and the respective obligation of each Party to consummate the Merger is not subject to all such third-party consents, registrations, approvals, clearances, permits and authorizations being obtained.

(c) SVF and the Company shall each have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with all of the information relating to SVF or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. Neither the Company nor SVF shall permit any of its officers or other Representatives to participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. In exercising the foregoing rights, each of the Company and SVF shall act reasonably and as promptly as reasonably practicable. SVF and the Company shall share equally in the payment of all filing fees pursuant to the HSR Act and any other Antitrust Laws in connection with the Transactions.

(d) Notwithstanding anything to the contrary contained herein, and without limiting the generality of the foregoing, nothing shall be deemed to require any Affiliates of SVF, other than the Sponsor, to, (i) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of such Affiliate, (ii) take or commit to take actions that limit the freedom of action of such Affiliate with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of such Affiliates, (iii) grant any financial, legal or other accommodation to any Person or (iv) propose, negotiate, commit to or effect any other condition, commitment or remedy of any kind.

(e) SVF and Merger Sub shall not take any action, including agreeing to or consummating any merger, acquisition or other transaction, that would reasonably be expected to prevent, restrict or delay (i) the receipt of any consent, registration, approval, clearance, permit or authorization from any Governmental Entity or any other Person in connection with the Transactions or (ii) the consummation of the Transactions.

7.4 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and SVF each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by SVF or the Company, as applicable, or any of its Subsidiaries or Affiliates, from any third party or any Governmental Entity with respect to the Transactions. The Company and SVF each shall give prompt notice to the other of any Effect that has had or would reasonably be expected to have a Material Adverse Effect or a material adverse effect on SVF, as applicable, or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or SVF to consummate the Transactions, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 7.4 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or update the Company Disclosure Letter.

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7.5 SEC Matters. Notwithstanding anything to the contrary contained in Section 7.6, prior to the Closing, the Company shall have the right to require SVF to disclose material events of the Company or its Subsidiaries on a Form 8-K or as additional soliciting material pursuant to Section 14A, as appropriate; provided that the Company shall provide SVF and SVF’s counsel with a reasonable opportunity to review and comment upon any such disclosure and cooperate with SVF with respect to the final form and substance of any such disclosure.

7.6 Publicity. The initial press release with respect to the Transactions shall be a joint press release and, subject to Section 7.5, thereafter the Company and SVF shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including, for the avoidance of doubt, any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or NASDAQ or (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law. Each of the Company and SVF may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and SVF. The Company may make any statements or communications to its officers or employees pertaining to compensation or benefit matters that are affected by the Transaction; provided that, prior to making any broad-based statements or communications to its officers or employees, the Company shall provide SVF with a copy of the intended communication and consider any comments of SVF in good faith.

7.7 Section 16 Matters. Prior to the Closing, each of SVF, Merger Sub and the Company shall take all steps as may be required, to the extent permitted under applicable Law, to cause any acquisitions of Surviving Company Common Units or Surviving Pubco Class V Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under SEC Rule 16b-3(d) promulgated under the Exchange Act.

7.8 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, SVF shall pay all Transfer Taxes required to be paid by the Company, SVF or any of their Subsidiaries incurred in connection with the Transactions. The Party required by applicable Law to file any Tax Returns with respect to any such Transfer Taxes shall be responsible for the preparation and filing of such Tax Return, and the other Parties will join in the execution of any such Tax Returns if required by applicable Law.

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(b) Tax Treatment. For U.S. federal income Tax purposes (and to the extent applicable, state, local and non-U.S. income Tax purposes), the Parties intend that (i) the Domestication be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement be adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder; (ii) the Company Reorganization and the Merger result in (x) Symbotic and the Surviving Company, as applicable, being treated as a continuation of the Company and (y) subject to the following clause (iii), Eligible Symbotic Equityholders continuing as partners of such continued partnership, and (iii) the repurchase by the Surviving Company of the Surviving Company Common Units held by certain Eligible Symbotic Equityholders pursuant to the Purchase Agreement, be treated as a sale by such Eligible Symbotic Equityholders of their Surviving Company Common Units to the Surviving Pubco in a taxable transaction under Section 741 of the Code, giving rise to an adjustment to the Surviving Pubco’s tax basis in the direct and indirect assets of the Surviving Company pursuant to Section 743(b) of the Code. Each Party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code or a change in applicable Law after the date hereof, cause all Tax Returns to be filed on a basis consistent with the foregoing.

(c) Partnership Tax Matters.

(i) The Parties hereto agree to use the interim “closing of the books” method under Section 706 of the Code and the Treasury Regulations thereunder to allocate income, gain, loss, deduction or any other items of the Surviving Company between the Surviving Pubco and the Eligible Symbotic Equityholders for the taxable period that includes the Closing Date.

(ii) The Surviving Pubco shall ensure that a valid election under Section 754 of the Code (and any corresponding provisions of state and local Law) is in effect for the Surviving Company for the taxable year that includes the Closing Date and for subsequent taxable years.

(iii) With respect to any audit, examination, claim or similar Proceeding with respect to Taxes, Tax matters or Tax Returns of the Company (which reference shall include, for the avoidance of doubt, Symbotic and the Surviving Company, each as the continuation of the Company for applicable Tax purposes) for any taxable year (or a portion thereof) ending on or before the Closing Date (a “Tax Proceeding”), (i) the Surviving Pubco shall not, and shall not cause the Surviving Company to, concede, settle or compromise any such Tax Proceeding without the prior written consent of the Partnership Representative (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) to the extent permitted by applicable Law, the Surviving Company shall (and shall cause the Partnership Representative to) make a “push-out” election under Section 6226 of the Code (and any analogous election under state and local Tax Law).

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(iv) The Surviving Pubco shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns for the Surviving Company and its Subsidiaries required to be filed after the Closing. With respect to any Tax Returns relating to a taxable period (or portion thereof) ending on or before the Closing Date, (x) such Tax Returns shall be prepared consistent with past practice, except as otherwise required by applicable Law, (y) the Surviving Pubco shall submit such Tax Returns to the Partnership Representative no later than 30 days prior to filing any such Tax Return for review and make any changes to such Tax Returns reasonably requested by the Partnership Representative to the extent such comments relate to any Tax item that would have any impact that is not immaterial on the Eligible Symbotic Equityholders, and (z) no such Tax Returns shall be filed without the prior written consent of the Partnership Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Cooperation. The Surviving Pubco and Symbotic shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the filing of Tax Returns and any audit examination, claim or similar Proceeding with respect to Taxes. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Return or audit, examination, claim or similar Proceeding with respect to Taxes, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the filing of Tax Returns or the control of any audit, examination, claim or similar Proceeding with respect to Taxes.

(e) Prior to the Closing Date, the Company shall deliver to SVF Internal Revenue Service Forms W-9 completed and executed on behalf of each Eligible Symbotic Equityholder that is a party to the Purchase Agreement.

(f) Tax Allocation. Within 90 days after the Closing Date, Symbotic will deliver to the Surviving Pubco a schedule (the “Tax Allocation”) showing (x) an allocation of the aggregate purchase price paid for U.S. federal income tax purposes (inclusive of all amounts treated as paid pursuant to Section 752(d) of the Code and any other amounts properly taken into account for U.S. federal income tax purposes) to the Eligible Symbotic Equityholders among the assets of Symbotic and its Subsidiaries and (y) the fair market value of the assets of Symbotic and its Subsidiaries, for purposes of Sections 743(b) and 704(c) of the Code and in accordance with Sections 751, 755, and 1060 of the Code. Symbotic shall consider in good faith any reasonable comments provided thereto by the Surviving Pubco. The Parties agree to (and to cause their Affiliates to) file all of their Tax Returns consistent with the Tax Allocation.

7.9 SVF Incentive Plan and SVF Employee Stock Purchase Plan. Subject to the receipt of the SVF Shareholder Approval, SVF shall, prior to the Effective Time, approve and adopt the SVF Incentive Plan and the SVF Employee Stock Purchase Plan to be effective in connection with the Closing, which shall be in the forms set forth in Exhibit G and Exhibit H, respectively.

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ARTICLE VIII

CONDITIONS

8.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Approval. The Company Requisite Approval shall have been obtained.

(b) SVF Shareholder Approval. The SVF Shareholder Approval shall have been obtained.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no Proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(d) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and makes illegal or otherwise prohibits the consummation of the Transactions.

(e) Private Placements. Private Placements providing equity financing to SVF in an amount not less than $50,000,000 shall have been consummated or will be consummated concurrently with the Closing.

(f) Net Tangible Assets. SVF shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the completion of the Redemption Offer.

(g) Reorganization. The Company Reorganization shall have become effective.

8.2 Conditions to Obligation of SVF and Merger Sub. The respective obligation of SVF and Merger Sub to consummate the Merger is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by SVF at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company and Symbotic set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Sections 3.2(a), (c) and (g) (Capital Structure of the Company), Section 3.3 (Corporate Authority and Approval) and Section 3.18 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), in each case, in all material respects; provided, that, references to “the Company” for purposes of this Section 8.2(a)(i) shall mean Symbotic after giving effect to the Company Reorganization.

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(ii) Each of the representations and warranties of the Company and Symbotic set forth in Section 3.6(a) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); provided, that, references to “the Company” for purposes of this Section 8.2(a)(ii) shall mean Symbotic after giving effect to the Company Reorganization.

(iii) Each other representation and warranty of the Company and Symbotic set forth in Article III of this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, that, references to “the Company” for purposes of this Section 8.2(a)(iii) shall mean Symbotic after giving effect to the Company Reorganization.

(b) Performance of Obligations of the Company and Symbotic. Each of the Company and Symbotic shall have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted in a Material Adverse Effect and is continuing as of the Closing.

(d) Company Closing Certificate. SVF and Merger Sub shall have received a certificate signed on behalf of the Company and Symbotic by an officer of the Company certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Transaction Documents. The Company and Symbotic shall have delivered a counterpart of each of the Transaction Documents to which it or any of its Affiliates is a party to SVF.

8.3 Conditions to Obligation of the Company and Symbotic. The respective obligation of the Company and Symbotic to consummate the Merger is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Effective Time of the following conditions:

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(a) Representations and Warranties.

(i) Each of the representations and warranties of SVF and Merger Sub set forth in Section 4.1 (Organization, Good Standing and Qualification), Section 4.2 (Capital Structure), Section 4.3 (Corporate Authority; Approval), Section 4.11 (SVF Trust Account) and Section 4.16 (Brokers and Finders) shall be true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), in each case, in all material respects.

(ii) The other representations and warranties of SVF and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or prevent, materially delay or materially impair the ability of SVF or Merger Sub to consummate the Transactions.

(b) Performance of Obligations of SVF and Merger Sub. Each of SVF and Merger Sub shall have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) SVF and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of SVF and Merger Sub by an executive officer of SVF certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Listing. The shares of Surviving Pubco Class A Common Stock contemplated to be listed pursuant to this Agreement shall have been listed on NASDAQ and shall be eligible for continued listing on NASDAQ immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to the Closing).

(e) D&O Resignations. The directors and executive officers of SVF listed in Section 8.3(e) of the Company Disclosure Letter shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

(f) Required Funds. The Closing SVF Cash shall equal or exceed $350,000,000.

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(g) Forward Purchase Agreement. The transactions contemplated by the Forward Purchase Agreement shall have been consummated.

(h) Transaction Documents. SVF shall have delivered a counterpart of each of the Transaction Documents to which it or any of its Affiliates is a party to the Company.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of the Company and SVF.

9.2 Termination by Either SVF or the Company

. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of either the Company or SVF to the other if:

(a) the Merger shall not have been consummated by 5:00 p.m. (New York time) on the date that is 180 days after the date of this Agreement, as such date may be extended pursuant to Section 7.2(c) (the “Initial Outside Date”); provided, that if the Registration Statement has been filed with the SEC but the SEC has not declared the Registration Statement effective as of fourteen days prior to the Initial Outside Date, then SVF or the Company shall have the option to extend the Initial Outside Date for 60 days upon written notice to the other Party delivered no later than 5:00 p.m. (New York time) on the date that is three Business Days prior to the Initial Outside Date (the Initial Outside Date or such extended date, the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b) the SVF Shareholder Approval shall not have been obtained at the SVF Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have been enacted, issued, promulgated, enforced or entered and shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the enactment, issuance, promulgation, enforcement or entry of such Law or Governmental Order; provided, further, that the Governmental Entity issuing such Governmental Order has jurisdiction over the Parties with respect to the transactions contemplated hereby.

9.3 Termination by SVF. This Agreement may be terminated and the Merger may be abandoned by SVF by providing written notice to the Company if:

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(a) at any time prior to the Effective Time, there has been a breach by the Company or Symbotic of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by SVF to the Company or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.3 shall not be available to SVF if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b) the Company shall have failed to deliver the PCAOB Audited Financials by February 28, 2022;

(c) the PCAOB Audited Financials contains material restatements, deviations, differences or modifications from the Audited Financial Statements of the corresponding fiscal year that would reasonably be expected to significantly and negatively impact the Equity Value based on the valuation methodology used to determine the equity value of the Company included in that certain non-binding term sheet, dated August 2, 2021, between the Company and SVF; provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(c) shall not be available to SVF if it has failed to notify the Company in writing of its determination to terminate this Agreement pursuant to this Section 9.3(c) on or prior to 5:00 p.m. (New York time) on the date that is 15 days after the date of delivery by the Company of the PCAOB Audited Financials; or

(d) the Company shall have failed to obtain the Company Requisite Approval within 48 hours after the Registration Statement becomes effective.

9.4 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company by providing written notice to SVF if, at any time prior to the Effective Time, there has been a breach by SVF or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by the Company to SVF or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.4 shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

9.5 Effect of Termination and Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary contained herein, (a) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement prior to such termination, subject to Section 5.3 (No Claim Against the SVF Trust Account) and (b) the provisions set forth in this Section 9.5, Section 9.6 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

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9.6 Reimbursement Fee.

(a) In the event that this Agreement is terminated by SVF in accordance with Section 9.3(b) or Section 9.3(c), then promptly, but in any event within two Business Days after the date of such termination, the Company shall pay to SVF an amount in cash equal to $2,000,000 (the “Reimbursement Fee”), by wire transfer of immediately available funds to a bank account designated in writing by SVF.

(b) The Parties acknowledge that the agreements contained in this Section 9.6 are an integral part of the Transactions and that, without these agreements, the Parties would not otherwise enter into this Agreement. Accordingly, if the Company fails to pay the Reimbursement Fee on or prior to the date such amount is due hereunder and, in order to obtain payment of such amount, SVF commences a Proceeding that results in a final, non-appealable judgment against the Company for the payment of such amount, then the Company shall pay interest on such amount at an annual rate equal to the prime rate as published in the Wall Street Journal in effect on the date such amount was originally due hereunder, which shall accrue from such date through the date that payment is actually delivered.

(c) If the Company is required to pay the Reimbursement Fee pursuant to Section 9.6(a), and the Company pays the full amount of the Reimbursement Fee, then, subject to Section 9.5, (i) the payment of such fee (together with any amounts paid or payable pursuant to Section 9.6(b)) shall be the sole and exclusive remedy of SVF, Merger Sub and their Affiliates against the Company and its Affiliates for any losses suffered or incurred as a result of or under this Agreement or the Transactions, including the failure of the Closing to occur, and (ii) neither SVF nor Merger Sub shall bring, and they shall not permit any of their respective Affiliates to bring, any Proceeding against the Company or its Affiliates in connection with any such failure of the Closing to occur.

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Reimbursement Fee on more than one occasion and (ii) any payment of the Reimbursement Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate SVF and Merger Sub in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and agree that the right of SVF to receive the Reimbursement Fee shall not limit or otherwise affect the rights of SVF or Merger Sub to specific performance as provided in Section 10.5.

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ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. Article I, this Article X and the agreements of the Company, SVF and Merger Sub contained in Section 3.21 (No Outside Reliance), Section 3.22 (No Other Representations or Warranties), Section 4.18 (No Outside Reliance), Section 4.19 (No Other Representations or Warranties), Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), Section 7.8 (Tax Matters), Section 10.8 (Expenses) and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed, in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the agreements of the Company, SVF and Merger Sub contained in Section 3.21 (No Outside Reliance), Section 3.22 (No Other Representations or Warranties), Section 4.18 (No Outside Reliance), Section 4.19 (No Other Representations or Warranties), Section 5.3 (No Claim Against the SVF Trust Account), Section 10.8 (Expenses), Section 9.5 (Effect of Termination and Abandonment), Section 9.6 (Reimbursement Fee) and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.

10.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by SVF, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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10.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT AND ALL PROCEEDINGS AGAINST ANY PARTY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED, GOVERNED BY, AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, INCLUDING, SUBJECT TO SECTION 10.1, ITS STATUTES OF LIMITATIONS, WITHOUT REGARD TO ANY BORROWING STATUTE THAT WOULD RESULT IN THE APPLICATION OF THE STATUTE OF LIMITATIONS OF ANY OTHER JURISDICTION OR THE CONFLICTS OF LAWS PROVISIONS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PROVISIONS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT TO THE EXTENT THE AUTHORIZATION, EFFECTIVENESS AND EFFECT OF (1) THE DOMESTICATION ARE REQUIRED TO BE GOVERNED BY THE CAYMAN COMPANIES ACT AND (2) THE COMPANY REORGANIZATION ARE REQUIRED TO BE GOVERNED BY THE NHLLCA.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR

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INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.6:

If to the Company:

c/o Symbotic
200 Research Drive
Wilmington, MA 01887
Attention: Corey Dufresne
Email: cdufresne@symbotic.com

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with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004 and 1870 Embarcadero Road Palo Alto, CA 94303
Attention: Robert W. Downes George Sampas Matthew B. Goodman
Email: downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to SVF or Merger Sub:

Softbank Investment Advisors Legal
One Circle Star Way
San Carlos, CA 94070
Attention: General Counsel
Email: legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention: Jeffrey D. Marell Austin Pollet
Email: jmarell@paulweiss.com apollet@paulweiss.com

10.7 Entire Agreement.

(a) This Agreement (including the Exhibits), the Company Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters.

(b) Each Party acknowledges the provisions set forth in Section 3.21 (No Outside Reliance), Section 3.22 (No Other Representations or Warranties), Section 4.18 (No Outside Reliance), and Section 4.19 (No Other Representations or Warranties) and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, the Transaction Documents or any instrument or other document delivered pursuant to this Agreement or the Transaction Documents, (i) no Party has made or is making any other representations, warranties, statements,

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information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the completeness or correctness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement, the Transaction Documents or any instrument or other document delivered pursuant to this Agreement or the Transaction Documents.

10.8 Expenses. Whether or not the Merger is consummated, except as otherwise provided in this Agreement, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense.

10.9 Third-Party Beneficiaries. Except from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 10.10 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

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10.11 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.12 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 10.12 shall be null and void.

10.13 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein or context otherwise requires.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (viii) the words “security” and “securities,” when used in reference to the obligations of and/or interests in the issuer thereof, shall be interpreted broadly to mean any such obligation or interest and not be limited to a “security” or “securities” as determined pursuant to Article 8 of the Uniform Commercial Code, 6 Del. C. §§ 8-101 et seq.

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(d) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e) When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.

(f) Unless otherwise specified herein or context otherwise requires, all references to (i) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 10.7) as amended or otherwise modified from time to time in accordance with Section 10.2.

(g) All references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement as of the applicable date or during the applicable period of time, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision as of the applicable date or during the applicable period of time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith by a Governmental Entity.

(h) Unless otherwise specified herein or context otherwise requires, references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in each case in connection with the transactions contemplated by this Agreement prior to the execution and delivery of this Agreement, or (ii) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions at least one Business Day prior to the date of this Agreement.

(i) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to

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be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(j) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

WAREHOUSE TECHNOLOGIES LLC

By	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

SVF INVESTMENT CORP. 3

By	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

SATURN ACQUISITION (DE) CORP.

By	/s/ Kokoro Motegi
Name: Kokoro Motegi
Title: President

SYMBOTIC HOLDINGS LLC

By	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

[Signature Page to Business Combination Agreement]

Exhibit A

Certain Definitions

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the Transactions or the acquisition or disposition of inventory, equipment or other tangible personal property in the ordinary course of business.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Aggregate Merger Consideration” means (a) a number of Surviving Company Common Units issuable in the Merger equal to the Equity Value divided by $10.00, and (b) an equal number of shares of Surviving Pubco Class V-3 Common Stock or Surviving Pubco Class V-1 Common Stock, as applicable, in each case issuable to holders of Symbotic Common Units in connection with the Merger.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” means the schedule, to be delivered in accordance with the terms of the Company Merger Agreement, setting forth the final allocation of the Aggregate Merger Consideration entitled to be received by the holders of each Company Unit as of the Closing.

“Alternative Transaction” means a transaction (other than any Transaction) concerning the sale or transfer of any of the shares of Company Stock or other equity interests or profits of the Company or any of its Subsidiaries, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.

“Amendment Proposal” has the meaning set forth in Section 7.1(c).

“Anti-Corruption Laws” has the meaning set forth in Section 3.11(d).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition, merger control or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” has the meaning set forth in Section 3.5(c).

“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(a).

“Business Combination” has the meaning ascribed to such term in the SVF Organizational Documents.

“Business Combination Proposal” has the meaning set forth in Section 6.10.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in the City of New York or, solely with respect to the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economics Security Act as signed into law by the President of the United States on March 27, 2020.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Cash Contribution” has the meaning set forth in Section 2.5(c).

“Cayman Companies Act” has the meaning set forth in the Recitals.

“Certificate of Merger” has the meaning set forth in Section 1.5.

“Chosen Courts” has the meaning set forth in Section 10.4(b).

“Closing” has the meaning set forth in Section 1.4(a).

“Closing Date” has the meaning set forth in Section 1.4(a).

“Closing SVF Cash” means, without duplication, an amount equal to (a) the funds contained in the SVF Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of SVF; plus (c) the cash proceeds from the Private Placements and the Forward Purchase; minus (d) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any SVF Class A Ordinary Shares pursuant to the Redemption Offer (to the extent not already paid as of immediately prior to the Effective Time); minus (e) any Outstanding Company Expenses (including any fees and expenses associated with SVF’s initial public offering, including any deferred underwriting fees) and Outstanding SVF Expenses.

“Code” has the meaning set forth in Section 3.9(c).

“Company” has the meaning set forth in the Preamble.

“Company Adjournment Request” has the meaning set forth in Section 7.2(c).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, retirement, retention, severance, termination or change-in-control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of managers of the Company.

“Company Class A Units” means the Company’s Class A Units, as defined in the Company LLC Agreement.

“Company Class B Preferred Units” means the Company’s Class B Preferred Units, as defined in the Company LLC Agreement.

“Company Class B-1 Preferred Units” means the Company’s Class B-1 Preferred Units, as defined in the Company LLC Agreement.

“Company Class B-2 Preferred Units” means the Company’s Class B-2 Preferred Units, as defined in the Company LLC Agreement.

“Company Class C Units” means the Company’s Class C Units, as defined in the Company LLC Agreement.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employee” means any current or former employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company Equityholder” means the holder of a Company Unit.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Fully Diluted Capital Stock” means the aggregate number of Symbotic Common Units that are issued and outstanding as of immediately prior to the Effective Time after giving effect to the Company Reorganization.

“Company Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company LLC Agreement” means that certain Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated April 30, 2021.

“Company Material Contract” has the meaning set forth in Section 3.17(a)(xii).

“Company Owned Software” has the meaning set forth in Section 3.15(i).

“Company Reorganization” has the meaning set forth in the Recitals.

“Company Requisite Approval” has the meaning set forth in Section 3.3(a).

“Company Top Customer” has the meaning set forth in Section 3.19(a).

“Company Top Supplier” has the meaning set forth in Section 3.19(a).

“Company Units” means, collectively, the Company Class A Units, the Company Class B Preferred Units, the Company Class B-1 Preferred Units, the Company Class B-2 Preferred Units and the Company Class C Units.

“Company Warrants” means all warrants to purchase Company Units.

“Company Written Consent” has the meaning set forth in the Recitals.

“Confidentiality Agreement” means the confidentiality agreement, entered into between an affiliate of the Company and SVF, dated July 20, 2021.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“D&O Insurance” has the meaning set forth in Section 6.3(b).

“DGCL” has the meaning set forth in the Recitals.

“DLLCA” has the meaning set forth in the Recitals.

“Domestication” has the meaning set forth in the Recitals.

“Domestication Effective Time” has the meaning set forth in Section 1.1(a).

“Domestication Proposal” has the meaning set forth in Section 7.1(c).

“Earnout Interests” means an equal number of Surviving Company Common Units and shares of Surviving Pubco Class V-1 Common Stock, or such other shares or other securities into which such Surviving Company Common Units and/or Surviving Pubco Class V-1 Common Stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Earnout Notice” has the meaning set forth in Section 2.7(a).

“Earnout Period” means the period beginning on the Closing Date and ending on the date that is the seventh anniversary of the Closing Date.

“Earnout Pro Rata Share” means the pro rata portion of the Aggregate Merger Consideration allocated to each Eligible Symbotic Equityholder as set forth in the Allocation Schedule pursuant to Section 2.6.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Effective Time” has the meaning set forth in Section 1.5.

“Eligible Symbotic Equityholder” has the meaning set forth in Section 2.4.

“Eligible Units” has the meaning set forth in Section 2.1.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health and safety as it relates to any Hazardous Substance or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance, but excluding any Law concerning products liability.

“Equity Value” means (i) $4,500,000,000, plus (ii) the Repurchase Amount plus (iii) the Net Warrant Exercise Proceeds.

“Equityholders Support Agreement” has the meaning set forth in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Ratio” means the quotient of (a) (i) the Equity Value divided by (ii) 10.00, divided by (b) the number of shares of Company Fully Diluted Capital Stock.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Forward Purchase” means the transactions contemplated and consummated pursuant to the Forward Purchase Agreement.

“Forward Purchase Agreement” means the Forward Purchase Agreement, dated March 8, 2021, by and between SVF and SVF II SPAC Investment 2 (DE) LLC (the “Forward Purchaser”).

“Founder” means Richard B. Cohen.

“Founder Related Entities” means each of RBC 2021 4 Year GRAT, RBC Millennium Trust, RJJRP Holdings, Inc., The Jill Cohen Mill Trust, The Kanter Family Trust, PLC Family Trust, The 2014 QSST F/B/O Perry Cohen and The 2014 QSST F/B/O Rachel Cohen Kanter.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any United States federal, state or local, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including, for the avoidance of doubt, NASDAQ), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) any substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases (as determined in accordance with GAAP), (g) obligations under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Indemnified Parties” has the meaning set forth in Section 6.3(a).

“Information Statement” has the meaning set forth in Section 5.5(b).

“Initial Outside Date” has the meaning set forth in Section 9.2(a).

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property Rights” means all rights anywhere in the world in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (b) patents, patent applications, registrations, and invention disclosures, including divisional, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including proprietary or confidential processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names and URLs; (f) common law rights and moral rights associated with any of the foregoing; and (g) all similar or other intellectual property, industrial or proprietary rights.

“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise or items (including technology, services and software), including, but not limited to, those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce; (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including, but not limited to, those administered by the U.S. Department of Commerce or the U.S. Department of State; or (c) any economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means information technology devices, computers, Software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” when used in this Agreement (a) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed in Section 1.1(a) of the Company Disclosure Letter and (b) with respect to SVF means the actual knowledge of the executive officers of SVF, in each of clauses (a) and (b) of this definition, after the due inquiry of their respective direct reports.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leases” has the meaning set forth in Section 3.14(b).

“Letter of Transmittal” has the meaning set forth in Section 2.4(b).

“License” means any permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“LLCA Counterpart” has the meaning set forth in Section 2.4(b).

“Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the business, assets, results of operations or financial condition of the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries, taken as a whole, none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) Effects generally affecting the economy, credit, capital, supply chain, securities or financial markets or political, regulatory or business conditions in any jurisdiction; (b) Effects that are the result of factors generally affecting the industry, markets or geographical areas in which the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries operate or where any of their products or inputs thereof are sourced; (c) any Effect on the relationship of the Company (or Symbotic, after giving effect to the Company Reorganization) or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, landlords, partners or similar relationship as a result of the entry into, announcement or performance of the Transactions (provided that the exception in this clause (c) shall not apply to any representations or warranties set forth in Section 3.4 or the closing condition related thereto); (d) changes or modifications in GAAP or in any applicable Law or in the official interpretation or enforcement thereof, after the date of this Agreement; (e) any failure by the Company (or Symbotic, after giving effect to the Company Reorganization) to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (e) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; (f) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster; (g) any Effect resulting from a pandemic (including the COVID-19 pandemic, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), outbreak of illness or other public health event or any other force majeure event; (h) any Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law relating to this Agreement or the Transactions; provided that the exception in this clause (h) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; (i) any actions taken by the Company (or Symbotic, after giving effect to the Company Reorganization) after the date of this Agreement that are required to be taken by this Agreement or at SVF’s written request or consent; (j) any matter set forth on the Company Disclosure Letter; or (k) any Effects to the extent actually known by the executive officers of SVF on or prior to the date hereof; provided, further, that, with respect to clauses (a), (b), (d), (f) and (g), such Effect may be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries conduct their respective operations.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Written Consent” has the meaning set forth in Section 6.4.

“Modification in Recommendation” has the meaning set forth in Section 7.2(b).

“NASDAQ” means the NASDAQ Stock Market.

“NASDAQ Proposal” has the meaning set forth in Section 7.1(c).

“Net Warrant Exercise Proceeds” means the amount of any cash received (which shall be shown as a positive number) or paid by the Company (which shall be shown as a negative number) on or prior to the Closing in connection with the Warrant Settlement (but, for the avoidance of doubt, not including any cash received by the Company with respect to the Restricted Units).

“NHLLCA” has the meaning set forth in the Recitals.

“Notice Period” has the meaning set forth in Section 7.2(b).

“Organizational Documents” means (a) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Outstanding Company Expenses” has the meaning set forth in Section 2.5(a).

“Outstanding SVF Expenses” has the meaning set forth in Section 2.5(b).

“Ownership Allocation” has the meaning set forth in Section 2.6, as may be updated pursuant to Section 2.6.

“Partnership Representative” shall mean the Person designated as the “tax matters partner” or the “partnership representative” of Symbotic under the Company LLC Agreement.

“Party” has the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Audited Financials” means the audited consolidated balance sheets of the Company and its Subsidiaries for the fiscal years ended September 26, 2020 and September 25, 2021, and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of the Company and its Subsidiaries for the same period, together with the notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (which reports shall be unqualified), in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB.

“Per Unit Merger Consideration” has the meaning set forth in Section 2.1(d).

“Permitted Liens” means the following Liens: (a) Liens for current Taxes, assessments or other governmental charges not yet delinquent, or which may be hereafter paid without penalty or that the taxpayer is contesting in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s or other like common law, statutory or consensual Liens arising or incurred in the ordinary course of business and which do not materially impair the present use and operation of, or materially and adversely affect the value of, the assets to which they relate, or deposits to obtain the release of such Liens; (c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of any real property subject to a Lease; (d) zoning, building, subdivision, entitlement, conservation restriction and other land use and environmental regulations, easements, covenants, rights of way or other similar requirements or restrictions, none of which (i) materially and adversely interfere with the present uses of the real property or (ii) materially and adversely affect the value of the specific parcel of real property to which they relate; (e) zoning promulgated by Governmental Entities; (f) non-exclusive licenses or sublicenses under Intellectual Property Rights owned by or licensed to the Company granted to any licensee in the ordinary course of business; (g) Liens identified in the Financial Statements; and (h) other Liens that do not, individually or in the aggregate, materially impair the present use and operation of, or materially and adversely affect the value of, the assets to which they relate.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that (a) alone or in combination with other information held by the Company or any of its Subsidiaries can be used to identify an individual person, household, device or browser, or (b) is otherwise protected under applicable Laws relating to data privacy and security of personal information.

“Private Placement” has the meaning set forth in the Recitals.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proposals” has the meaning set forth in Section 7.1(c).

“Proxy Statement” means the proxy statement relating to SVF’s Special Meeting.

“Pubco Share Consideration” has the meaning set forth in Section 2.4(b).

“Purchase Agreement” has the meaning set forth in the Recitals.

“Redeeming Shareholder” means a SVF Shareholder who demands that SVF redeem its SVF Class A Ordinary Shares for cash in connection with the Transactions and in accordance with the SVF Organizational Documents.

“Redemption Offer” has the meaning set forth in the Recitals.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or applicable issuing authority.

“Registered Intellectual Property” has the meaning set forth in Section 3.15(a).

“Registrar” has the meaning set forth in Section 1.1(a).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” has the meaning set forth in Section 7.1(a).

“Reimbursement Fee” has the meaning set forth in Section 9.6(a).

“Reorganization Certificates of Merger” has the meaning set forth in Section 1.2(a).

“Reorganization Effective Time” has the meaning set forth in Section 1.2(a).

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Repurchase Amount” means an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds; provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0.

“Requisite Equityholders” means the Founder, the Founder Related Entities, Perry Cohen, Iman Abbasi, William M. Boyd III, George Dramalis, Robert Doucette, Corey C. Dufresne and Thomas Ernst.

“Restricted Unit” has the meaning set forth in the Recitals.

“Sanctioned Jurisdiction” has the meaning set forth in Section 3.11(e).

“Sanctioned Person” has the meaning set forth in Section 3.11(e).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all: (a) computer programs and other software, including software implementations of algorithms, models, application programing interfaces, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, together with input and output formats; (b) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise); (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Special Meeting” means an extraordinary general meeting of the holders of SVF Ordinary Shares to be held for the purpose of approving the Proposals.

“Sponsor” means SVF Sponsor III (DE) LLC, a Delaware limited liability company.

“Sponsor Letter” has the meaning set forth in the Recitals.

“Sponsor Support Agreement” has the meaning set forth in the Recitals.

“Subscribers” has the meaning set forth in the Recitals.

“Subscription Agreements” has the meaning set forth in the Recitals.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Surviving Company” has the meaning set forth in Section 1.3.

“Surviving Company Common Units” means the common units of the Surviving Company.

“Surviving Company LLC Agreement” has the meaning set forth in Section 1.6.

“Surviving Pubco” has the meaning set forth in the Recitals.

“Surviving Pubco Bylaws” has the meaning set forth in Section 1.1(c).

“Surviving Pubco Certificate of Incorporation” has the meaning set forth in the Recitals.

“Surviving Pubco Class A Common Stock” has the meaning set forth in Section 1.1(b).

“Surviving Pubco Class B Common Stock” has the meaning set forth in Section 1.1(b).

“Surviving Pubco Class V Common Stock” means, collectively, the Surviving Pubco Class V-1 Common Stock and the Surviving Pubco Class V-3 Common Stock.

“Surviving Pubco Class V-1 Common Stock” means Surviving Pubco’s Class V-1 Common Stock, par value $0.0001.

“Surviving Pubco Class V-3 Common Stock” means Surviving Pubco’s Class V-3 Common Stock, par value $0.0001.

“SVF” has the meaning set forth in the Preamble.

“SVF Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by SVF or any of its Subsidiaries including, but not limited to, ERISA Plans, employment, retirement, retention, severance, termination or change-in-control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“SVF Board” means the board of directors of SVF.

“SVF Board Recommendation” has the meaning set forth in Section 7.2(b).

“SVF Class A Ordinary Shares” means SVF’s Class A ordinary shares, par value $0.0001 per share.

“SVF Class B Ordinary Shares” means SVF’s Class B ordinary shares, par value $0.0001 per share.

“SVF Employee Stock Purchase Plan” has the meaning specified in the Recitals.

“SVF Employee Stock Purchase Plan Proposal” has the meaning set forth in Section 7.1(c).

“SVF Incentive Plan” has the meaning specified in the Recitals.

“SVF Incentive Plan Proposal” has the meaning set forth in Section 7.1(c).

“SVF Ordinary Shares” means, collectively, the SVF Class A Ordinary Shares and SVF Class B Ordinary Shares.

“SVF Organizational Documents” means (a) prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of SVF, adopted by Special Resolution dated March 8, 2021, and (b) after the Domestication, the Surviving Pubco Certificate of Incorporation and the Surviving Pubco Bylaws.

“SVF Preference Shares” has the meaning set forth in Section 4.2(a).

“SVF Reports” has the meaning set forth in Section 4.5(a).

“SVF Shareholder” means a holder of SVF Ordinary Shares.

“SVF Shareholder Approval” has the meaning set forth in Section 4.3(b).

“SVF Shareholders Meeting” means the meeting of shareholders of SVF to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“SVF Trust Account” has the meaning set forth in Section 4.11.

“SVF Trust Agreement” has the meaning set forth in Section 4.11.

“SVF Trustee” has the meaning set forth in Section 6.2(a).

“Symbotic” has the meaning set forth in the Recitals.

“Symbotic Common Units” has the meaning set forth in the Recitals.

“Symbotic Equityholder” means the holder of a Symbotic Common Unit.

“Tail Period” has the meaning set forth in Section 6.3(b).

“Tax Allocation” has the meaning set forth in Section 7.8(f).

“Tax Receivable Agreement” has the meaning set forth in the Recitals.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed or supplied to Governmental Entity.

“Taxes” means all federal, state, local and foreign taxes, levies, fees, imposts, government charges, duties or assessments, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, including, without limitation, income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, branch, premium, windfall profits, capital gains, ad valorem, inventory, franchise, profits, social security (or similar), compensation, utility, goods and services, transfer, registration, alternative or add-on minimum, estimated and other taxes of any nature whatsoever.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Trading Day” means any day on which the shares of Surviving Pubco Class A Common Stock are actually traded on NASDAQ or such other stock market on which the shares of Surviving Pubco Class A Common Stock are trading at the time of the determination.

“Transaction Documents” means, collectively, (a) the Sponsor Support Agreement, (b) the Registration Rights Agreement, (c) the Subscription Agreements, (d) the Forward Purchase Agreement, (e) the Equityholders Support Agreement, (f) the Tax Receivable Agreement, (g) the Purchase Agreement, (h) the Company Merger Agreement and (i) the Sponsor Letter.

“Transaction Proposal” has the meaning set forth in Section 7.1(c).

“Transactions” means the transactions contemplated by this Agreement, including the Merger and the Domestication.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Transmittal Materials” has the meaning set forth in Section 2.4(b).

“Triggering Event” means each of Triggering Event I, Triggering Event II and Triggering Event III.

“Triggering Event I” means the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 Trading Days within the preceding 30 consecutive Trading Day period during the Earnout Period is greater than or equal to $12.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the shares of Surviving Pubco Class A Common Stock occurring on or after the Closing).

“Triggering Event II” means the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 Trading Days within the preceding 30 consecutive Trading Day period during the Earnout Period is greater than or equal to $14.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the shares of Surviving Pubco Class A Common Stock occurring on or after the Closing).

“Triggering Event III” means the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 Trading Days within the preceding 30 consecutive Trading Day period during the Earnout Period is greater than or equal to $16.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the shares of Surviving Pubco Class A Common Stock occurring on or after the Closing).

“Unaudited Financial Statements” has the meaning set forth in Section 3.5(a).

“Warrant Settlement” has the meaning set forth in the Recitals.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Exhibit B

Form of Certificate of Incorporation of Surviving Pubco

(see attached)

FINAL FORM

CERTIFICATE OF INCORPORATION

OF

SYMBOTIC INC.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (as amended, the “DGCL”), certifies as follows:

ARTICLE I.

NAME

Section 1.01 The name of the corporation is Symbotic Inc. (the “Corporation”).

ARTICLE II.

REGISTERED OFFICE AND AGENT

Section 2.01 The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III.

PURPOSE

Section 3.01 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV.

CAPITAL STOCK

Section 4.01 The total number of shares of capital stock which the Corporation shall have authority to issue is 4,508,000,000 shares, each with a par value of $0.0001 per share, consisting of: (a) a class of 4,458,000,000 shares designated as common stock, of which (i) 3,000,000,000 shares shall be a series designated as Class A Common Stock (the “Class A Common Stock”), (ii) 1,000,000,000 shares shall be a series designated as Class V-1 Common Stock (the “Class V-1 Common Stock”), (iii) 450,000,000 shares shall be a series designated as Class V-3 Common Stock (the “Class V-3 Common Stock”) and (iv) 8,000,000 shares shall be a series designated as Class B Common Stock (the “Class B Common Stock” and, together with the Class A Common Stock, Class V-1 Common Stock and Class V-3 Common Stock, the “Common Stock”); and (b) a class of 50,000,000 shares designated as preferred stock (the “Preferred Stock”).

Section 4.02 Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or series of the Common Stock or the Preferred Stock may be increased or decreased, in each case, by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of the first sentence of Section 242(b)(2) of the DGCL entitling holders of the outstanding shares of a class to vote as a class, and no vote of the holders of any class or series of the Common Stock or the Preferred Stock voting separately as a class will be required therefor; provided that the number of authorized shares of any particular class or series may not be decreased below the number of shares of such class then outstanding, plus:

(a) in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock, together with the corresponding Common Unit of Symbotic Holdings LLC (as defined in, and with such rights, powers and preferences as designated in, the Second Amended and Restated Limited Liability Company Agreement of Symbotic Holdings LLC (such agreement, as may be amended or otherwise modified from time to time in accordance with the terms thereof, the “LLC Agreement,” and such common units, “Opco Common Units”)), pursuant to the LLC Agreement and (y) the exercise of options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock outstanding or reserved for issuance under any equity-based compensation plan of the Corporation or its subsidiaries;

(b) in the case of Class V-1 Common Stock, the number of shares of Class V-1 Common Stock issuable in connection with (x) the conversion of all outstanding shares of Class V-3 Common Stock into shares of Class V-1 Common Stock pursuant to Article V and (y) the exercise of options, warrants, exchange rights, conversion rights or similar rights for Class V-1 Common Stock outstanding or reserved for issuance under any equity-based compensation plan of the Corporation or its subsidiaries; and

(c) in the case of Class V-3 Common Stock, the number of shares of Class V-3 Common Stock issuable in connection with the exercise of options, warrants, exchange rights, conversion rights or similar rights for Class V-3 Common Stock outstanding or reserved for issuance under any equity-based compensation plan of the Corporation or its subsidiaries.

Section 4.03 The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

(a) Common Stock.

(i) General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

(ii) Voting.

(A) Except as otherwise provided herein or in any Certificate of Designation or expressly required by law, the holders of the shares of Common Stock, as such, shall exclusively possess all voting power with respect to the Corporation and, at any annual or special meeting of the stockholders of the Corporation, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

(B) Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and (1) each holder of Class A Common Stock or Class B Common Stock shall be entitled to one vote for each share of Class A Common Stock or Class B Common Stock, respectively, held of record by such holder, (2) each holder of Class V-1 Common Stock shall be entitled to one vote for each share of Class V-1 Common Stock held of record by such holder and (3) each holder of Class V-3 Common Stock shall be entitled to three votes for each share of Class V-3 Common Stock held of record by such holder, in each case, as of the record date for determining stockholders entitled to vote on such matter.

(C) Except as otherwise provided herein or expressly required by law, the holders of Common Stock, as such, will vote together as a single class on all matters (or, if any holders of any series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such series of Preferred Stock). Notwithstanding anything to the contrary set forth in this certificate of incorporation (as may be amended, restated, amended and restated or otherwise modified from time to time in accordance with its terms, this “Certificate of Incorporation”), the holders of the outstanding shares of any series of Common Stock shall be entitled to vote as a separate class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would adversely alter or change the powers, preferences or special rights of such series of Common Stock.

(D) Except as expressly required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

(iii) Dividends; Stock Splits or Combinations.

(A) Subject to the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock and Class B Common Stock, as such, shall be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A Common Stock and Class B Common Stock, respectively, when, as and if declared by the Board of Directors in accordance with law.

(B) Except as provided in Section 4.03(a)(iii)(C) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class V-1 Common Stock or Class V-3 Common Stock.

(C) In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of Common Stock (each, a “Stock Adjustment”) unless (1) a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (2) the applicable Stock Adjustment has been reflected in the same economically equivalent manner on all Opco Common Units. Stock dividends with respect to each series of Common Stock may only be paid with shares of stock of the same series of Common Stock.

(iv) Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then-outstanding Class A Common Stock and Class B Common Stock pro rata in accordance with the number of shares of Class A Common Stock and Class B Common Stock held by each such holder. Without limiting the rights of the holders of Class V-1 Common Stock and Class V-3 Common Stock to exchange their shares of Class V-1 Common Stock and Class V-3 Common Stock, respectively, together with the corresponding Opco Common Units, for shares of Class A Common Stock pursuant to the LLC Agreement, the holders of shares of Class V-1 Common Stock and Class V-3 Common Stock shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(v) Automatic Conversion of Class B Common Stock at Effective Time. At the Effective Time (as defined in the Business Combination Agreement (as defined below)), each share of Class B Common Stock outstanding immediately prior to the Effective Time shall automatically, without any further action, convert into one share of Class A Common Stock. Following such conversion, the reissuance of shares of Class B Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Office of the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class B Common Stock in this Certificate of Incorporation shall be eliminated. Any stock certificate that, immediately prior to the Effective Time, represented shares of Class B Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class A Common Stock into which such former shares of Class B Common Stock have been converted pursuant to the first sentence of this Section 4.03(a)(v). As used herein, the “Business Combination Agreement” means that certain Agreement and Plan of Merger, dated as of December 12, 2021, by and among Warehouse Technologies LLC, the Corporation (f/k/a SVF Investment Corp. 3), Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., as the same may be amended, supplemented or otherwise modified from time to time.

(b) Preferred Stock.

(i) Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as provided herein.

(ii) Authority is hereby expressly granted to the Board of Directors from time to time to create and issue the Preferred Stock in one or more series, and in connection with the creation and issuance of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing provisions of this Section 4.03, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

Section 4.04 Paired Common Stock.

(a) Definitions. For purposes of this Section 4.04:

(i) “Independent Directors” means members of the Board of Directors who are not officers or otherwise employees of the Corporation or its subsidiaries (provided that a director shall not be considered an officer or employee of the Corporation solely due to such director’s position as a member of the Board of Directors or the board of directors or similar governing body of one or more subsidiaries of the Corporation, nor shall the position of “Chairperson” or similar title of the Board of Directors be construed as an officer position for purposes of this Section 4.04, regardless if designated as such in the Bylaws (as defined below)).

(ii) “Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Change of Control (as defined in the LLC Agreement).

(iii) “Paired Common Stock” means Class V-1 Common Stock and Class V-3 Common Stock, shares of each of which, as further described in the LLC Agreement, correspond to Opco Common Units.

(iv) “Transfer” means, with respect to Paired Common Stock, any direct or indirect transfer (including, for the avoidance of doubt, pursuant to the division of a limited liability company, limited partnership or other entity), sale, assignment, pledge, lease, redemption, hypothecation, mortgage, gift, creation of security interest, lien or trust (voting or otherwise) or other encumbrance, or other disposition of any Paired Common Stock; provided, however, that notwithstanding anything to the contrary herein, the following shall not be considered a “Transfer”: (A) the grant of a proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (B) entering into a voting agreement that provides for the grant of a voting proxy to the Chief Executive Officer of the Corporation; (C) entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended (the “Exchange Act”), with a broker or other nominee where the holder entering into the plan retains Voting Control over the shares (provided, however, that a Transfer of such shares of Paired Common Stock by such broker or other nominee pursuant to such plan shall constitute a “Transfer” at the time of such Transfer); or (D) entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or other merger or consolidation, or taking any actions contemplated thereby (provided that such Liquidation Event or other merger or consolidation and such agreement or understanding was approved by a majority of the Independent Directors then in office in advance of the entry into such agreement or understanding). With respect to Opco Common Units, “Transfer” shall have the meaning set forth in the LLC Agreement. The term “Transferred” when used as a verb shall have its correlative meaning.

(v) “Voting Control” means with respect to a share of Paired Common Stock the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of Paired Common Stock by proxy, voting agreement or otherwise.

(b) Transfer of Paired Common Stock. No holder of Paired Common Stock may Transfer shares of Paired Common Stock to any person unless such holder also simultaneously Transfers an equal number of such holder’s Opco Common Units to the same person in accordance with the terms of the LLC Agreement. Upon a Transfer of Opco Common Units in accordance with the LLC Agreement, an equal number of shares of Paired Common Stock held by the holder of such Opco Common Units will automatically and simultaneously be Transferred to the same transferee of such Opco Common Units. Any attempted or purported Transfer of shares of Paired Common Stock in violation of the foregoing restrictions shall be null and void.

(c) Redemption of Paired Common Stock. A holder of Opco Common Units may cause to be redeemed all or any portion of its Opco Common Units, together with the cancellation of an equal number of shares of Paired Common Stock, on the terms and subject to the conditions set forth in the LLC Agreement. To the extent that any holder of Paired Common Stock exercises its right pursuant to the LLC Agreement to have some or all of such holder’s Opco Common Units redeemed in accordance with the LLC Agreement, then simultaneously with the payment of the consideration due under the LLC Agreement to such holder of Paired Common Stock for such holder’s Opco Common Units, such holder shall be deemed to have Transferred and surrendered to the Corporation for no consideration such number of shares of Paired Common Stock registered in the name of the redeeming or exchanging holder of Paired Common Stock equal to the number of Opco Common Units held by such holder of Paired Common Stock that are redeemed or exchanged in such redemption or exchange transaction, and such Paired Common Stock so Transferred and surrendered to the Corporation shall thereupon be automatically canceled and shall not be reissued, and the Corporation shall take all necessary action to retire such shares promptly thereafter.

(d) Cancellation of Paired Common Stock. A holder of Paired Common Stock may surrender shares of Paired Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Paired Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation. In the event that any outstanding share of Paired Common Stock shall cease to be held directly or indirectly by a holder of an Opco Common Unit, as set forth in the books and records of Symbotic Holdings LLC, such shares shall automatically and without further action on the part of the Corporation or any holder of Paired Common Stock be transferred to the Corporation and cancelled for no consideration. In the event that the number of shares of Paired Common Stock held by a holder ceases to equal the number of Opco Common Units held by such holder, as set forth in the books and records of Symbotic Holdings LLC, any shares of Paired Common Stock held in excess of the number of Opco Common Units held by such holder shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation and cancelled for no consideration.

(e) At any time when there are no longer any shares of Class V-1 Common Stock or Class V-3 Common Stock outstanding, the Corporation shall, without the need of stockholder approval, take all necessary action to retire all such shares and make appropriate filings under Section 243 of the DGCL so as to eliminate from this Certificate of Incorporation all references to the Class V-1 Common Stock and Class V-3 Common Stock, including to delete this Section 4.04 in its entirety.

ARTICLE V.

CONVERSION

Section 5.01 Voluntary Conversion. Each share of Class V-3 Common Stock shall be convertible into one share of Class V-1 Common Stock at the option of the holder thereof at any time and from time to time, and without payment of additional consideration to the holder thereof, upon written notice to the transfer agent of the Corporation.

Section 5.02 Automatic Conversion. Each share of Class V-3 Common Stock shall automatically, without any further action by the Corporation or the holder thereof, convert into one share of Class V-1 Common Stock upon the earliest to occur of:

(a) 5:00 p.m. New York time on the third business day following the approval of such conversion by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class V-3 Common Stock entitled to vote thereon, voting separately as a class;

(b) 5:00 p.m. New York time on the first business day following such time as the outstanding shares of Class V-3 Common Stock constitutes less than five percent of the aggregate number of shares of Common Stock then outstanding; and

(c) 5:00 p.m. New York time on the first business day following seven years after the date on which this Certificate of Incorporation became effective.

Section 5.03 Transfer Automatic Conversion. Upon the occurrence of a Transfer, other than to a Permitted Transfer (as such term is defined in the LLC Agreement), of a share of Class V-3 Common Stock, such transferred share of Class V-3 Common Stock shall be automatically, without further action by the holder thereof, converted into one fully paid and nonassessable share of Class V-1 Common Stock.

Section 5.04 Policies and Procedures. The Board of Directors may, from time to time, establish such policies and procedures, not in violation of law or this Certificate of Incorporation or the Bylaws of the Corporation (as may be amended, restated, amended and restated or otherwise modified from time to time in accordance with their terms, the “Bylaws”), relating to the conversion of shares of Class V-3 Common Stock into shares of Class V-1 Common Stock as it may deem necessary or advisable. The Corporation may, from time to time, require that a holder of shares of Class V-3 Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of shares of Class V-3 Common Stock and to confirm that a conversion to shares of Class V-3 Common Stock has not occurred.

Section 5.05 Effect of Conversion. Any shares of Class V-3 Common Stock converted pursuant to this Certificate of Incorporation shall be retired and cancelled and may not be reissued as shares of such class, and the Corporation may thereafter take such action (without the need for stockholder action) as may be necessary or advisable to reduce the authorized number of shares of Class V-3 Common Stock accordingly.

Section 5.06 The name and mailing address of the incorporator are [•]1 and c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California.

Section 5.07 No Further Issuances. Except for a Stock Adjustment payable in accordance with Section 4.03(a)(iii), the Corporation shall not issue any additional shares of Class V-3 Common Stock at any time after this Certificate of Incorporation becomes effective pursuant to the DGCL.

ARTICLE VI.

INCORPORATOR AND INITIAL DIRECTORS

Section 6.01 The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware. The name and mailing address of each person who is to serve as an initial director of the Corporation until the first annual meeting of stockholders or until his or her successor is duly elected and qualified, are set forth below:

[1]	Incorporator will be a representative of SVF.

Name	Mailing Address
Ioannis Pipilis	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Navneet Govil, MBA	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Cristiana Falcone	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Michael Tobin	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Michael Carpenter	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California

ARTICLE VII.

BOARD OF DIRECTORS

Section 7.01 For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

(a) Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

(b) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

(c) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class, if any, to which such director shall have been appointed, and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 7.01(a), and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in any Certificate of Designation in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation, the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

(e) In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to adopt, amend, restate, amend and restate, otherwise modify or repeal the Bylaws. In addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

(f) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VIII.

STOCKHOLDERS

Section 8.01 Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding anything to the contrary in the foregoing sentence of this Section 8.01, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 8.02 Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, and shall not be called by any other person or persons.

Section 8.03 Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE IX.

LIABILITY

Section 9.01 No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, restatement, amendment and restatement, other modification or repeal of this Article IX, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE X.

INDEMNIFICATION

Section 10.01 To the fullest extent permitted by the DGCL or any other law, as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such person or a person for whom such person is the legal representative is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or nonprofit entity (an “indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such Proceeding. The Corporation shall to the fullest extent not prohibited by law pay the expenses (including attorneys’ fees)

incurred by an indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Article X or otherwise. The rights to indemnification and advancement of expenses conferred by this Article X shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article X, except for Proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a Proceeding (or part thereof) initiated by such indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 10.02 The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article X shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors or otherwise.

Section 10.03 Any repeal or amendment of this Article X by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article X, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 10.04 This Article X shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE XI.

BUSINESS COMBINATIONS

Section 11.01 The Corporation will not be governed by or subject to Section 203 of the DGCL. From and after the first such time after the Effective Time (as defined in the Business Combination Agreement) that the Majority Ownership Requirement is no longer met (the “Restriction Effective Time”), the Corporation shall not engage in any “business combination” with an “interested stockholder” (each as defined in Section 203 of the DGCL) if and to the same extent that the Corporation would be prohibited from engaging in such a business combination were the Corporation governed by and subject to Section 203 of the DGCL; provided that the restrictions on business combinations provided by this sentence shall not apply to any interested stockholder that became such prior to the Restriction Effective Time. For purposes of this Article XI: (a) “Majority Ownership Requirement” means the beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) by the Original Opco Members, collectively, of such shares of Common Stock representing at least a majority of the issued and outstanding shares of Common Stock; and (b) “Original Opco Members” means each of the members of Symbotic Holdings LLC, except the Corporation, as of the date on which this Certificate of Incorporation became effective, and each of their respective Permitted Transferees (as such term is defined in the LLC Agreement).

ARTICLE XII.

FORUM SELECTION

Section 12.01 Subject to Section 12.02, unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, shall be a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Section 12.02 Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case as amended (the “Securities Act”) shall be the federal district court for the District of Delaware (or if such court does not have jurisdiction over such action, any other federal district court) of the United States; provided, however, that if the foregoing provisions of this Section 12.02 are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act shall be the Court of Chancery of the State of Delaware.

Section 12.03 Notwithstanding anything to the contrary in this Certificate of Incorporation, the foregoing provisions of this Article XII shall not apply to any action seeking to enforce any liability, obligation or duty created by the Exchange Act.

ARTICLE XIII.

CORPORATE OPPORTUNITY

Section 13.01 Subject to Section 13.02, the Corporation renounces and waives, on behalf of itself and its subsidiaries, to the fullest extent permitted by law, any interest or expectancy in, or being offered an opportunity to participate in, any Excluded Opportunity by any Original Opco Members, directors or any of their respective affiliates (each, a “Specified Party”) and no Specified Party will have any duty to (a) refrain from engaging in an Excluded Opportunity, (b) present such Excluded Opportunity to the Corporation before otherwise engaging in it or offering it to another entity, unless such Excluded Opportunity was offered to a Specified Party that is a director in their capacity as a director or (c) refrain from otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries. For purposes of this Section 13.01, “Original Opco Members” means each of the members of Symbotic Holdings LLC, except the Corporation, as of the date on which this Certificate of Incorporation became effective, and each of their respective Permitted Transferees (as such term is defined in the LLC Agreement), and “Excluded Opportunity” means a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage and which is presented to, or acquired, created or developed by, or which otherwise comes into the possession of such Specified Party.

Section 13.02 Overlap Persons.

(a) It is recognized that (i) certain directors and officers of the Corporation and its subsidiaries (the “Overlap Persons”) have served and may serve as directors, officers, employees and agents of C&S Wholesale Grocers, Inc. and its respective subsidiaries and successors (each of the foregoing is an “Other Entity”), (ii) the Corporation and its subsidiaries, directly or indirectly, may engage in the same, similar or related lines of business as those engaged in by any Other Entity and other business activities that overlap with or compete with those in which such Other Entity may engage, (iii) the Corporation or its subsidiaries may have an interest in the same areas of business opportunity as an Other Entity, (iv) the Corporation will derive substantial benefits from the service as directors or officers of the Corporation and its subsidiaries of Overlap Persons and (v) it is in the best interests of the Corporation that the rights of the Corporation, and the duties of any Overlap Persons, be determined and delineated as provided in this Section 13.02 in respect of any Potential Business Opportunities and in respect of the agreements and transactions referred to herein. The provisions of this Section 13.02 will, to the fullest extent permitted by law, regulate and define conduct with respect to any Other Entity of the business and affairs of the Corporation and its officers and directors who are Overlap Persons in connection with any Potential Business Opportunities and any agreements and transactions referred to herein (it being understood that Section 13.01 shall regulate and define any conduct with respect to any entity that is not an Other Entity). Any person purchasing or otherwise acquiring any shares of capital stock of the Corporation, or any interest therein, will be deemed to have notice of and to have consented to the provisions of this Section 13.02. References in this Section 13.02 to “directors,” “officers,” “employees” and “agents” of any person will be deemed to include those persons who hold similar positions or exercise similar powers and authority with respect to any other entity that is a limited liability company, partnership, joint venture or other non-corporate entity.

(b) The Corporation hereby renounces and waives, on behalf of itself and its subsidiaries, to the fullest extent permitted by law, any interest or expectancy in, or being offered an opportunity to participate in, any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. If a director or officer of the Corporation who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Corporation or any of its subsidiaries, in which the Corporation or any of its subsidiaries could, but for the provisions of this Section 13.02, have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such Overlap Person will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such Overlap Person refers such Potential Business Opportunity to an Other Entity, such Overlap Person shall have no duty or obligation to refer such Potential Business Opportunity to the Corporation or to any of its subsidiaries or to give any notice to the Corporation or to any of its subsidiaries regarding such Potential Business Opportunity (or any matter related thereto); (ii) if such Overlap Person refers a Potential Business Opportunity to an Other Entity, such Overlap Person, to the fullest extent permitted by law, will not be liable to the Corporation as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Corporation, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Corporation regarding such Potential Business Opportunity or any matter relating thereto; (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person; and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between the Corporation and/or its subsidiaries, on the one hand, and such Other Entity, on the other hand, the Corporation and its subsidiaries shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such Overlap Person having been presented or offered, or otherwise acquiring knowledge of, such Potential Business Opportunity, unless in each case referred to in clause (i), (ii), (iii) or (iv), such Potential Business Opportunity satisfies all of the following conditions (any Potential Business Opportunity that satisfies all of such conditions, a “Restricted Potential Business Opportunity”): (A) such Potential Business Opportunity was expressly presented or offered to the Overlap Person solely in his or her capacity as a director or officer of the Corporation; (B) the Overlap Person believed that the Corporation possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such Potential Business Opportunity; and (C) the Corporation or any of its subsidiaries is directly engaged in such business at the time the Potential Business Opportunity is presented or offered to the Overlap Person. In the event the Corporation’s Board of Directors declines to pursue a Restricted Potential Business Opportunity, Overlap Persons shall be free to refer such Restricted Potential Business Opportunity to an Other Entity.

(c) The Corporation may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Corporation, any subsidiary of the Corporation or an Other Entity, shall be considered contrary to any fiduciary duty owed to the Corporation (or to any subsidiary of the Corporation, or to any stockholder of the Corporation or any of its subsidiaries) by any director or officer of the Corporation (or by any director or officer of any subsidiary of the Corporation) who is an Overlap Person. To the fullest extent permitted by law, no director or officer of the Corporation or any subsidiary of the Corporation who is an Overlap Person thereof shall have or be under any fiduciary duty to the Corporation (or to any subsidiary of the Corporation, or to any stockholder of the Corporation or any of its subsidiaries) to refrain from acting on behalf of the Corporation, any subsidiary of the Corporation or an Other Entity in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director or officer of the Corporation or any subsidiary of the Corporation who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and its subsidiaries, and shall be deemed not to have breached his, her or their duties of loyalty to the Corporation or any of its subsidiaries or any of their respective stockholders, and not to have derived an improper personal benefit therefrom.

(d) In the event of any conflict between Section 13.01 and this Section 13.02, this Section 13.02 shall govern any conduct with respect to any Other Entity of the business and affairs of the Corporation and its officers and directors who are Overlap Persons in connection with any Potential Business Opportunities and any agreements and transaction referred to herein.

(e) No alteration, amendment or repeal of, or adoption of any provision inconsistent with, any provision of this Section 13.02 will have any effect upon (a) any agreement between the Corporation or a subsidiary thereof and any Other Entity, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Corporation or a subsidiary thereof and any Other Entity, before the Amendment Time, (c) the allocation of any business opportunity between the Corporation or any subsidiary thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any director or officer of the Corporation or any subsidiary of the Corporation (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any Proceeding relating to any of the above is commenced before or after the Amendment Time).

ARTICLE XIV.

AMENDMENTS

Section 14.01 Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: (a) Section 4.03(b) through Section 4.04; and (b) Article V through Article XIV.

Section 14.02 If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (b) to the fullest extent permitted by law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XV.

NOTICE

Section 15.01 To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Certificate of Incorporation, including Article XIII hereof.

[Signature on Following Page]

THIS CERTIFICATE OF INCORPORATION is executed as of this [•] day of [•], 2022.

Incorporator
Name:

[Signature Page to Charter]

Exhibit C

Form of Bylaws of Surviving Pubco

(see attached)

FINAL FORM

Bylaws of

Symbotic Inc.

(a Delaware corporation)

Table of Contents

Article I - Corporate Offices		1

1.1	Registered Office	1
1.2	Other Offices	1

Article II - Meetings of Stockholders		1

2.1	Place of Meetings	1
2.2	Annual Meeting	1
2.3	Special Meetings	1
2.4	Notice of Stockholders’ Meetings	1
2.5	Quorum	2
2.6	Adjournments and Postponements	2
2.7	Conduct of Business	2
2.8	Voting	3
2.9	Record Date for Stockholder Meetings and Other Purposes	3
2.10	Proxies	4
2.11	List of Stockholders Entitled to Vote	4
2.12	Inspectors of Election	4
2.13	Notice of Stockholder Proposals and Nominations of Directors	5
2.14	Stockholder Nominations Included in the Corporation’s Proxy Materials (Proxy Access).	7
2.15	Delivery to the Corporation	14

Article III - Directors		15

3.1	Powers	15
3.2	Number of Directors	15
3.3	Election, Qualification and Term of Office of Directors	15
3.4	Resignation and Vacancies	15
3.5	Place of Meetings; Meetings by Telephone or Remote Communication	15
3.6	Regular Meetings	15
3.7	Special Meetings; Notice	16
3.8	Quorum; Vote Required for Action	16
3.9	Board Action Without a Meeting	16
3.10	Fees and Compensation of Directors	16

Article IV - Committees		17

4.1	Committees of Directors	17
4.2	Committee Minutes	17
4.3	Meetings and Actions of Committees	17
4.4	Subcommittees	18

Article V - Officers		18

5.1	Officers	18
5.2	Appointment of Officers	18
5.3	Subordinate Officers	18
5.4	Removal and Resignation of Officers	18
5.5	Vacancies in Offices	18
5.6	Representation of Shares of Other Corporations	18
5.7	Authority and Duties of Officers	18

- i -

5.8	Compensation	19

Article VI - Stock		19

6.1	Stock Certificates and Uncertificated Shares	19
6.2	Special Designation of Certificates	20
6.3	Transfer of Stock	20
6.4	Stock Transfer Agreements	20
6.5	Registered Stockholders	20
6.6	Dividends	20
6.7	Lost, Stolen or Destroyed Stock Certificates	21

Article VII - Miscellaneous		21

7.1	Execution of Corporate Contracts and Instruments	21
7.2	Records	21
7.3	Fiscal Year	21
7.4	Seal	21

Article VIII - Notice		21

8.1	Delivery of Notice; Notice by Electronic Transmission	21
8.2	Waiver of Notice	22

Article IX - Indemnification		22

9.1	Indemnification of Directors and Officers	22
9.2	Indemnification of Others	23
9.3	Prepayment of Expenses	23
9.4	Determination; Claim	23
9.5	Non-Exclusivity of Rights	23
9.6	Insurance	24
9.7	Other Indemnification	24
9.8	Continuation of Indemnification	24
9.9	Amendment or Repeal; Interpretation	24

Article X - Amendments		25

Article XI - Construction and Definitions		25

11.1	Construction and Definitions in General	25
11.2	Defined Terms	25

- ii -

Bylaws of

Symbotic Inc.

Article I - Corporate Offices

1.1 Registered Office. The address of the registered office of Symbotic Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation (as may be amended, restated, amended and restated or otherwise modified from time to time in accordance with its terms and the General Corporation Law of the State of Delaware (the “DGCL”) or any other applicable law, the “Certificate of Incorporation”).

1.2 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business and affairs of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL. In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office, whether within or outside of the State of Delaware.

2.2 Annual Meeting. The Board shall designate the date and time of the annual meeting. At the annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with Section 2.13.

2.3 Special Meetings.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Notice of Stockholders’ Meetings. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Article VIII not less than 10 or more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting of stockholders. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 Quorum. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. Two or more classes or series of capital stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.6 Adjournments and Postponements.

(a) Any meeting of stockholders may be adjourned or recessed from time to time for any reason, whether or not a quorum is present, by the Board, the Chairperson of the Board, or the presiding person of a meeting of stockholders, to reconvene at the same or some other place, if any. When a meeting is adjourned or recessed to another time and/or place, if any, unless these bylaws otherwise require, notice need not be given of the adjourned or recessed meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or recessed meeting are announced at the meeting at which the adjournment or recess is taken. At any adjourned or recessed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or recess is for more than 30 days, a notice of the adjourned or recessed meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment or recess a new record date for determination of stockholders entitled to vote is fixed for the adjourned or recessed meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned or recessed meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned or recessed meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

(b) In addition, subject to applicable law, any meeting of stockholders may be postponed by the Board at any time before such meeting has been convened. Notice of the postponed meeting of stockholders shall be given to each stockholder of record entitled to vote at the meeting.

2.7 Conduct of Business. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and, if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.8 Voting.

(a) Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, every reference in these bylaws to a majority or other proportion of capital stock shall refer to such majority or other proportion of the votes of such stock.

(b) Directors shall be elected by a majority of the votes cast by holders of the shares present in person or represented by proxy at the meeting and, subject to the last sentence of this Section 2.8(b), entitled to vote on the election of directors; provided that if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. In all other matters, unless a different or minimum vote is required by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation or any law or regulation applicable to the Corporation or its capital stock, in which case such different or minimum vote shall be the applicable vote on the matter, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares cast of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by law or by the Certificate of Incorporation or these bylaws. For purposes of these bylaws, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” (or other shares of capital stock of the Corporation similarly not entitled to vote) not counted as a vote cast either “for” or “against” that director’s election).

2.9 Record Date for Stockholder Meetings and Other Purposes.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment, recess or postponement thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment, recess or postponement of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned, recessed or postponed meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned, recessed or postponed meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.10 Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.11 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.11 or to vote in person or by proxy at any meeting of stockholders.

2.12 Inspectors of Election.

(a) Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy. Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

(b) Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls.

2.13 Notice of Stockholder Proposals and Nominations of Directors.

(a) The matters to be considered and brought before any meeting of stockholders shall be limited to only such matters as shall be brought properly in a timely manner before such meeting in compliance with the procedures set forth in Section 2.3 and this Section 2.13, as applicable. This Section 2.13 sets forth the exclusive means for a stockholder to nominate persons for election to the Board at an annual meeting of stockholders (other than nominations properly brought pursuant to Section 2.14) or to propose business to be considered at a meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended (the “Exchange Act”)).

(b) For any business or nomination of persons for election to the Board to be properly brought before any meeting of stockholders, subject to the following sentence, the matter or nomination, as applicable, must be (A) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board, or (B) otherwise properly brought before the meeting by or at the direction of the Board. For (1) any business to be properly brought before any meeting of stockholders or (2) any nomination of persons for election to the Board to be properly brought before any annual meeting of stockholders (other than pursuant to Section 2.14), in each case, by or at the direction of a Proposing Stockholder, (x) any such proposal and nomination, as applicable, must constitute a proper matter for stockholder action, (y) such Proposing Stockholder must deliver notice thereof in proper written form to the Secretary, and (z) such Proposing Stockholder must be (I) a stockholder of record on the date of the giving of the notice provided for in this Section 2.13, on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders and at the time of such annual meeting of stockholders, and (II) entitled to vote at the annual meeting of stockholders. Notwithstanding anything to the contrary contained herein, stockholders may not nominate persons for election to the Board at any special meeting of stockholders.

(c) For business and nominations of persons for election to the Board to be brought before an annual meeting by a stockholder in a timely manner, a stockholder’s notice must be received in accordance with an Acceptable Delivery Method not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, such stockholders’ notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary shall set forth in writing, all Stockholder Information and Proposal Information (in the event of a stockholder proposal proposed to be brought before a meeting of stockholders) and/or Nominee Information (in the event of a nomination of a person for election to the Board at an annual meeting of stockholders) and such other information regarding each matter of business to be proposed, each proposed nominee, each Proposing Stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for such business or nomination, or is otherwise required pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder.

(e) Except as otherwise required by law, the Certificate of Incorporation or these bylaws, the Board, the Chairperson of the Board, or other person presiding at a stockholder meeting shall have the power and duty (A) to determine in good faith whether any business or nomination proposed to be brought before the meeting was properly brought before the meeting in a timely manner in accordance with the procedures set forth in this Section 2.13, and (B) if any proposed business or nomination was not brought in compliance with this Section 2.13, to declare that such proposal or nomination, as applicable, is defective and shall be disregarded. In no event shall any adjournment, recess or postponement of a stockholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to this Section 2.13.

(f) In the event that any information or communications provided by any Proposing Stockholder or any proposed nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, such Proposing Stockholder and such proposed nominee, as the case may be, shall promptly notify the Secretary (and in any event within 48 hours of discovering such misstatement, omission or failure) of any such failure or inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(g) Each Proposing Stockholder providing notice under this Section 2.13 shall update such notice, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (A) as of the record date for the meeting and (B) as of the date of the meeting (or any adjournment, recess or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than the date for such meeting (in the case of an update required to be made as of the date of such meeting or any adjournment, recess or postponement thereof).

(h) The obligation of a Proposing Stockholder to provide notice pursuant to Section 2.13(f) or an update pursuant to Section 2.13(g) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by such Proposing Stockholder, extend any applicable deadlines under this Section 2.13 or enable or be deemed to permit such Proposing Stockholder who has previously submitted notice under this Section 2.13 to amend or update any nomination or proposal (other than solely to cure such deficiency), as applicable, or to submit any new nomination or proposal, including by changing or adding nominees or proposals, as applicable.

(i) Upon written request by the Secretary, the Board or any committee thereof, any Proposing Stockholder or proposed nominee shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Secretary, the Board or any committee thereof, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 2.13, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such Proposing Stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by such Proposing Stockholder pursuant to this Section 2.13 as of an earlier date. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 2.13.

(j) In addition to the provisions of this Section 2.13, a stockholder shall also comply with all applicable requirements of state law and all applicable requirements of the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth in this Section 2.13; provided, however, that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to stockholder proposals or nominations to be considered pursuant to this Section 2.13.

(k) Nothing in this Section 2.13 shall be deemed to affect any rights of stockholders to request the inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act; it being understood that a stockholder bringing a matter pursuant to Rule 14a-8 must comply with Rule 14a-8 and this Section 2.13 to the extent consistent with Rule 14a-8. This Section 2.13 shall not apply to the election of directors pursuant to the Certificate of Incorporation relating to the rights of the holders of any class or series of stock of the Corporation having a preference over the common stock of the Corporation as to dividends or upon liquidation to elect directors under specified circumstances.

(l) Notwithstanding anything in these bylaws to the contrary, except as otherwise determined by the presiding person of the meeting, if the stockholder (or a qualified representative of the stockholder) giving notice as provided for in this Section 2.13 does not appear in person at such meeting to present the proposed business or the proposed nominee, such matter or proposed nominee, as applicable, shall not be considered at the meeting.

2.14 Stockholder Nominations Included in the Corporation’s Proxy Materials (Proxy Access).

(a) Subject to the provisions of this Section 2.14, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board submitted pursuant to this Section 2.14 (each, a “Stockholder Nominee”) provided (i) a timely written notice of such Stockholder Nominee satisfying this Section 2.14 (the “Notice”) is received by the Corporation by or on behalf of a Proposing Stockholder that, at the time the Notice is delivered, satisfies the ownership and other requirements of this Section 2.14, (ii) the Proposing Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation’s proxy statement pursuant to this Section 2.14 and (iii) the Proposing Stockholder and the Stockholder Nominee otherwise satisfy the requirements of this Section 2.14 and the director qualifications requirements set forth in the Corporation’s corporate governance guidelines and any other document(s) setting forth qualifications for directors. This Section 2.14 provides the exclusive means for a stockholder’s nominee for election to the Board to be included in the Corporation’s proxy materials.

(b) To be timely, a Proposing Stockholder’s Notice must be received by the Secretary in accordance with an Acceptable Delivery Method not earlier than the 150th day and not later than the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the Notice must be so received not earlier than the 150th day prior to the date of such annual meeting and not later than the later of (i) the 120th day prior to the date of such annual meeting and (ii) the 10th day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation.

(c) In addition to including the name of the Stockholder Nominee in the Corporation’s proxy statement for the annual meeting, the Corporation also shall include (i) the information concerning the Stockholder Nominee and the Proposing Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (ii) if the Proposing Stockholder so elects, a Statement (defined below). Nothing in this Section 2.14 shall limit the Corporation’s ability to solicit against and include in its proxy statement its own statements relating to any Stockholder Nominee.

(d) The number of Stockholder Nominees shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which notice of a nomination may be received pursuant to this Section 2.14 (the “Final Proxy Access Nomination Date”) or, if such number is not a whole number, the closest whole number below 20% (such greater number, the “Permitted Number”); provided, however, that the Permitted Number shall be reduced by (A) the number of director candidates who will be included in the Corporation’s proxy materials with respect to the annual meeting as an unopposed (by the Corporation) nominee pursuant to any agreement, arrangement or other understanding with any stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of shares of capital stock of the Corporation, by such stockholder or group of stockholders, from the Corporation), (B) the number of directors in office as of the nomination deadline who were included in the Corporation’s proxy statement as a Stockholder Nominee for any of the two preceding annual meetings and whose reelection at the upcoming annual meeting is being recommended by the Board, (C) the number of Stockholder Nominees whom the Board itself decides to nominate for election at such annual meeting (each, a “Board Nominee”), (D) the number of Stockholder Nominees who cease to satisfy the eligibility requirements of this Section 2.14, (E) the number of Stockholder Nominees whose nomination is withdrawn by the Proposing Stockholder or who become unwilling to serve on the Board and (F) the number of director candidates for which the Corporation shall have received one or more notices that a stockholder intends to nominate director candidates at the annual meeting of stockholders pursuant to Section 2.13. In the event that one or more vacancies for any reason occurs on the Board at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board resolves to reduce the size of the Board in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

(e) If any Proposing Stockholder intends to nominate more than one Stockholder Nominee pursuant to this Section 2.14, such Proposing Stockholder shall rank such Stockholder Nominees based on the order in which such Proposing Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation’s proxy materials in the event that the total number of Stockholder Nominees submitted by the Proposing Stockholders pursuant to this Section 2.14 exceeds the Permitted Number. If the number of Stockholder Nominees pursuant to this Section 2.14 for any annual meeting of stockholders exceeds the Permitted Number, then the highest ranking Stockholder Nominee for each Proposing Stockholder that satisfies the requirements of this Section 2.14 will be selected for inclusion in the proxy statement until the Permitted Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each such Proposing Stockholder’s Notice. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 2.14 from each Proposing Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 2.14 from each Proposing Stockholder will be selected for inclusion in the Corporation’s proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(f) A Proposing Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the Corporation’s outstanding shares of capital stock entitled to vote in the election of directors (the “Required Shares”) as of (i) the date the Notice is received by the Corporation in accordance with this Section 2.14, (ii) the record date for determining stockholders entitled to vote at the annual meeting and (iii) the date of the annual meeting (each such three-year period, a “Holding Period”). For purposes of satisfying the ownership requirement under this Section 2.14, the shares of capital stock of the Corporation owned by one or more stockholders, or by the person or persons who own shares of the Corporation’s capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that (i) the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, (ii) each stockholder or other person whose shares are aggregated shall have held such shares continuously for the Holding Periods and (iii) a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control) or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose; provided, further, that if a Proposing Stockholder consists of or is proposed to consist of a permitted group of stockholders, then (1) only the least number of shares owned by a given stockholder at any time during the Holding Periods may be counted toward the Required Shares, and (2) the condition in this Section 2.14(f) regarding continued ownership shall be considered satisfied only if each stockholder that is a member of such group of stockholders continues to own through the date of the annual meeting no less than the least number of shares owned by such stockholder at any time during the Holding Periods. Whenever a Proposing Stockholder consists of a group of stockholders and/or other persons, any and all requirements and obligations for a Proposing Stockholder set forth in this Section 2.14 must be satisfied by and as to each such stockholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this Section 2.14. With respect to any one particular annual meeting, no stockholder or other person may be a member of more than one group of persons constituting a Proposing Stockholder under this Section 2.14, and if any Proposing Stockholder appears as a member of more than one group, it shall be deemed to be a member of the group that has the largest ownership position as reflected in the Notice. Should any stockholder cease to satisfy the eligibility requirements in this Section 2.14, as determined by the Board in good faith, or withdraw from a group of Proposing Stockholders at any time prior to the annual meeting of stockholders, the group of Proposing Stockholders shall only be deemed to own the shares held by the remaining members of the group.

(g) For purposes of these bylaws, a stockholder shall be deemed to “own” only those outstanding shares of capital stock of the Corporation as to which the person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) purchased or sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (B) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, (C) sold short by such stockholder or any of its affiliates or (D) subject to any Derivative Instrument entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation’s capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person’s or affiliates’ full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A person shall “own” shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of capital stock of the Corporation are “owned” for these purposes shall be determined by the Board in good faith.

(h) A person’s ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days’ notice and provides a representation that it will promptly recall, and promptly recalls, such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation’s proxy statement, or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person.

(i) A Proposing Stockholder must provide with its Notice the following in writing to the Secretary:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite Holding Period) verifying that, as of the date the Notice is received by the Corporation, the Proposing Stockholder owns, and has owned continuously for the three-year period prior to the date of such Notice, the Required Shares, and the Proposing Stockholder’s agreement to provide within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Proposing Stockholder’s continuous ownership of the Required Shares during the Holding Periods;

(ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person for purposes of this Section 2.14, if applicable;

(iii) a representation and/or undertaking, as applicable, that the Proposing Stockholder (including each member of any group of stockholders and/or persons that together is a Proposing Stockholder hereunder):

A. shall continue to satisfy the eligibility requirements described in this Section 2.14 through the date of the annual meeting and own the Required Shares for at least one year following the annual meeting;

B. acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent;

C. has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 2.14;

D. has not and will not engage in a “solicitation” and will not be a “participant” in another person’s “solicitation” within the meaning of Rule 14a-1(l) with respect to the annual meeting, other than with respect to a Stockholder Nominee or any Board Nominee;

E. has not and will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation;

F. has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects, as applicable and do not and will not omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and

G. has complied and will comply with all laws, rules and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting;

(iv) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act;

(v) in the case of a nomination by a group of stockholders that together is a Proposing Stockholder, the designation by all group members of one group member that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the Proposing Stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination;

(vi) all Stockholder Information and Nominee Information, as applicable;

(vii) an undertaking that the Proposing Stockholder agrees to:

A. assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Proposing Stockholder or any of her, his or its Stockholder Nominees with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the notice given pursuant to this Section 2.14;

B. indemnify and hold harmless (jointly with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys’ fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or in connection with (1) the Proposing Stockholder’s nomination and/or efforts to elect its Stockholder Nominee(s) pursuant to this Section 2.14 or (2) a failure or alleged failure of the Proposing Stockholder or any of its Stockholder Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 2.14; and

C. file with the Securities and Exchange Commission any solicitation or other communication with the Corporation’s stockholders relating to the annual meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(j) The Proposing Stockholder may include with its Notice a written statement for inclusion in the Corporation’s proxy statement for the annual meeting, not to exceed 500 words per Stockholder Nominee, in support of each Stockholder Nominee’s candidacy (the “Statement”).

(k) At the reasonable request of the Nominating and Corporate Governance Committee, such Stockholder Nominee shall meet with the Nominating and Corporate Governance Committee to discuss matters relating to the nomination of such Stockholder Nominee to the Board, including the information provided by such Stockholder Nominee to the Corporation in connection with his or her or their nomination and such Stockholder Nominee’s eligibility to serve as a member of the Board.

(l) Notwithstanding anything to the contrary contained in this Section 2.14, the Corporation may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Proposing Stockholder’s Statement) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Proposing Stockholder may not, after the last day on which a Notice would be timely, cure in any way any defect preventing the nomination of such Stockholder Nominee, if:

(i) the Corporation receives a notice pursuant to Section 2.13 that a stockholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Corporation;

(ii) the Proposing Stockholder or such Stockholder Nominee ceases to satisfy the eligibility requirements in this Section 2.14, the Proposing Stockholder withdraws its nomination, such Stockholder Nominee becomes unwilling or unavailable to serve on the Board;

(iii) the Board determines that such Stockholder Nominee’s nomination or election to the Board would result in the Corporation violating or failing to be in compliance with these bylaws or the Certificate of Incorporation or applicable state or federal law or the rules of any stock exchange on which any Corporation Securities are traded;

(iv) Such Stockholder Nominee would not be independent under the Independence Standards;

(v) such Stockholder Nominee was nominated for election to the Board pursuant to Section 2.13 or this Section 2.14 at one of the Corporation’s two preceding annual meetings of stockholders and either withdrew or became ineligible or received a vote of less than 25% of the shares of capital stock of the Corporation entitled to vote for such Stockholder Nominee;

(vi) such Stockholder Nominee has been, within the past three years, an officer or director of a Competitor;

(vii) such Stockholder Nominee is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act;

(viii) such Stockholder Nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; or

(ix) the Board determines that any of the information provided by the Proposing Stockholder or Stockholder Nominee in the Notice or otherwise ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made therein not misleading) or any violation or breach occurs of the obligations, agreements, representations or warranties of the Proposing Stockholder or such Stockholder Nominee under this Section 2.14.

(m) If any nomination is disregarded pursuant to this Section 2.14, the Corporation may communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that a Stockholder Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the meeting.

(n) Notwithstanding anything to the contrary contained in this Section 2.14, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Statement or any other statement in support of a Stockholder Nominee included in the Notice, if the Board determines that:

(i) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or

(ii) the inclusion of such information in the proxy statement would otherwise violate the proxy rules of the Securities and Exchange Commission or any other applicable law, rule or regulation.

(o) For the avoidance of doubt, the information and documents required by this Section 2.14 to be provided by the Proposing Stockholder shall be: (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Proposing Stockholder or group member that is an entity. The Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.14 (other than such information and documents contemplated to be provided after the date the Notice is provided) have been received by the Secretary.

(p) Except as otherwise required by law, the Certificate of Incorporation or these bylaws, the Board, the Chairperson of the Board or other person presiding at a stockholder meeting shall have the power and duty (A) to determine in good faith whether any nomination proposed to be included in the Corporation’s proxy materials was properly brought before the meeting in a timely manner in accordance with the procedures set forth in this Section 2.14, and (B) if any proposed nomination was not brought in compliance with this Section 2.14, to declare that such nomination is defective and shall be disregarded. In no event shall any adjournment, recess or postponement of a stockholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to this Section 2.14.

(q) In the event that any information or communications provided by the Proposing Stockholder or Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, such Proposing Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary (and in any event within 48 hours of discovering such misstatement, omission or failure) of any such failure or inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(r) A Proposing Stockholder providing notice under this Section 2.14 shall update such notice, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (A) as of the record date for the meeting and (B) as of the date of the meeting (or any adjournment, recess or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than the date for such meeting (in the case of an update required to be made as of the date of such meeting or any adjournment, recess or postponement thereof).

(s) The obligation of a Proposing Stockholder to provide notice pursuant to Section 2.14(q) or an update pursuant to Section 2.14(r) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a Proposing Stockholder, extend any applicable deadlines under this Section 2.14 or enable or be deemed to permit a Proposing Stockholder who has previously submitted notice under this Section 2.14 to amend or update any nomination (other than solely to cure such deficiency) or to submit any new nomination, including by changing or adding nominees.

(t) Upon written request by the Secretary, the Board or any committee thereof, any Proposing Stockholder or Stockholder Nominee shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Secretary, the Board, or any committee thereof, to demonstrate the accuracy of any information submitted by the Proposing Stockholder pursuant to this Section 2.14, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the Proposing Stockholder pursuant to this Section 2.14 as of an earlier date. If a Proposing Stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 2.14.

(u) In addition to the provisions of this Section 2.14, a stockholder shall also comply with all applicable requirements of state law and all applicable requirements of the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth in this Section 2.14; provided, however, that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to stockholder proposals or nominations to be considered pursuant to this Section 2.14.

(v) Notwithstanding anything in these bylaws to the contrary, except as otherwise determined by the presiding person of the meeting, if the stockholder (or a qualified representative of the stockholder) giving notice as provided for in this Section 2.14 does not appear in person at such meeting to present the Stockholder Nominee, such Stockholder Nominee shall not be considered at the meeting.

2.15 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be delivered in accordance with an Acceptable Delivery Method For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors. Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors. Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders or residents of the State of Delaware. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

(a) Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

(b) Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone or Remote Communication.

(a) The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

(b) Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings. Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

(a) Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

(b) Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

(c) If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by electronic mail or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum; Vote Required for Action. At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; provided, however, no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, (ii) adopt, amend or repeal any bylaw of the Corporation or (iii) remove or indemnify directors.

4.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

(a) Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (Place of Meetings; Meetings by Telephone or Remote Communications);

(ii) Section 3.6 (Regular Meetings);

(iii) Section 3.7 (Special Meetings; Notice);

(iv) Section 3.9 (Board Action Without a Meeting); and

(v) Section 8.2 (Waiver of Notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members.

(b) Notwithstanding the foregoing Section 4.3(a):

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Strategy Officer, a General Counsel, a Treasurer, a Secretary, Assistant Treasurers and a Vice President, Finance. The Corporation may also have other vice presidents, one or more assistant secretaries or such other officers of the Corporation as the Board may deem desirable and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person unless the Certificate of Incorporation or these bylaws provide otherwise. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers. The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.

5.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

(a) Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

(b) Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations. The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she or they is also a director of the Corporation.

Article VI - Stock

6.1 Stock Certificates and Uncertificated Shares.

(a) Unless otherwise required by applicable law, the share of the Corporation shall not be represented by certificates, and the Corporation shall adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates; provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be certificated shares. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, vice president, the Treasurer, any assistant treasurer, the Secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. The signatures of the officers upon a certificate may be by electronic signature as permitted under the DGCL. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she or they were such officer, transfer agent or registrar at the date of issue. The Corporation may not issue stock certificates in bearer form. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

(b) The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of any stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.3 Transfer of Stock. Shares of the stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (if any) or by delivery of duly executed instructions with respect to uncertificated shares, with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

6.4 Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.5 Registered Stockholders.

(a) The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

6.6 Dividends.

(a) The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

(b) The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation and meeting contingencies.

6.7 Lost, Stolen or Destroyed Stock Certificates. Except as provided in this Section 6.7, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Article VII - Miscellaneous

7.1 Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Records. A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

7.3 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.4 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

(b) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding this Section 8.1(b), the Corporation may give a notice by electronic mail in accordance with Section 8.1(a) without obtaining the consent required by this Section 8.1(b).

(c) Any notice given pursuant to Section 8.1(b) shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

(d) Notwithstanding anything to the contrary in this Article VIII, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

(e) An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

8.2 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article IX - Indemnification

9.1 Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, each person who was or is made or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative

(a “Proceeding”) by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity (hereinafter, an “indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with any such Proceeding; provided that, except as otherwise provided in Section 9.4, the Corporation shall indemnify in connection with a Proceeding initiated by such indemnitee only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party to or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses. In addition to the obligation to indemnify conferred in Section 9.1, the Corporation shall to the fullest extent not prohibited by the DGCL or any other applicable law pay the expenses (including attorneys’ fees) incurred by any indemnitee, and may pay the expenses incurred by any employee or agent of the Corporation, in defending or otherwise participating in any Proceeding in advance of its final disposition; provided that except as otherwise provided in Section 9.4, the Corporation shall advance expenses in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board; provided, further, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the person, to repay all amounts so advanced if it shall ultimately be determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 20 days, after a written claim therefor has been received by the Corporation the indemnitee may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance. The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity against any liability asserted against him or her or them and expenses incurred by him or her or them in any such capacity, or arising out of his or her or their status as such, whether or not the Corporation would have the power to indemnify him or her or them against such liability or expenses under the provisions of the DGCL or other applicable law.

9.7 Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation or such partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity.

9.8 Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

(a) The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

(b) Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity for purposes of this Article IX.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Construction and Definitions

11.1 Construction and Definitions in General. Unless otherwise specified or the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

11.2 Defined Terms. As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

“Acceptable Delivery Method” shall mean delivery in writing to the Secretary (i) by electronic mail (but only if confirmation of receipt of such electronic mail is received; provided that any communication or confirmation automatically generated by electronic means (such as out-of-office replies) shall not constitute such confirmation of receipt) or (ii) by registered mail addressed to the Secretary at the principal executive offices of the Corporation, return receipt requested.

The term “close of business” means 5:00 p.m. on any day except Saturdays, Sundays or legal holidays in Delaware.

“Competitor” means any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or any affiliate thereof.

“Corporation Securities” means any capital stock or other securities of the Corporation or any affiliate thereof.

“Derivative Instrument” means any derivative instruments, profit interests, options, warrants, convertible securities, stock appreciation or other rights with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any Corporation Securities or the voting rights thereof or with a value derived in whole or in part from the value of any Corporation Securities or any other contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any Corporation Securities, in each case, whether or not such instrument, contract or right shall be subject to settlement in the underlying Corporation Security.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

“Nominee Information” means as to each person whom the Proposing Stockholder proposes to nominate for election or reelection as director pursuant to Section 2.13 or Section 2.14 at the annual meeting, as applicable:

(a) the name, age, business address and residence address of such proposed nominee;

(b) the principal occupation or employment of such proposed nominee;

(c) the class and series and number of Corporation Securities which are, directly or indirectly, beneficially owned or of record by such proposed nominee, and the dates such Corporation Securities were acquired and the investment intent of such acquisition and evidence of such beneficial or record ownership, and any Derivative Instruments or Short Interests owned, held or entered into by such proposed nominee;

(d) a written questionnaire with respect to the background and qualification of such proposed nominee, and such other matters as reasonably determined by the Board or any committee thereof, completed by the proposed nominee in the form required by the Corporation (which form the Proposing Stockholder shall request in writing from the Secretary and which the Secretary shall provide to the Proposing Stockholder within ten days of receiving such request);

(e) such proposed nominee’s executed written consent to being named in the proxy statement as a nominee;

(f) such proposed nominee’s written representation and agreement in the form required by the Corporation (which form the Proposing Stockholder shall request in writing from the Secretary and which the Secretary shall provide to such Proposing Stockholder within ten days of receiving such request) that:

(i) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Board or any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director, with such person’s fiduciary duties under applicable law;

(ii) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Board;

(iii) such proposed nominee would, if elected as a director, comply with applicable state or federal law or the rules of any stock exchange on which any Corporation Securities are traded, all of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and applicable fiduciary duties under state law and, if elected as a director, such person would be in compliance with any such policies and guidelines that have been publicly disclosed;

(iv) such proposed nominee intends to serve a full term if elected as a director of the Corporation;

(v) such proposed nominee will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct and that do not and will not omit to state a fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(vi) such proposed nominee does not have any direct or indirect relationship with the Corporation that would cause such person to be considered not independent pursuant to the Corporation’s corporate governance guidelines as most recently published on its website and otherwise qualifies as independent under the rules and listing standards of the primary stock exchange upon which the shares of common stock of the Corporation is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on the audit committee, compensation committee and any other committees of the Board (the “Independence Standards”);

(vii) such proposed nominee is a “non-employee director” for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(viii) such proposed nominee is an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); and

(ix) such proposed nominee is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933, as amended (the “Securities Act”) or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such person;

(g) any information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation under the Independence Standards or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee;

(h) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such proposed nominee, on the one hand, and the Proposing Stockholder and any Stockholder Associated Person, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder making the nomination and any Stockholder Associated Person were the “registrant” for purposes of such rule and the person being nominated were a director or executive officer of such registrant; and

(i) details of any position where such proposed nominee has served as an officer or director of any Competitor within the three years preceding the submission of the stockholder notice.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

“Proposal Information” means as to any business (other than nomination of persons for election to the Board) the Proposing Stockholder proposes to bring before a meeting of stockholders pursuant to Section 2.13:

(a) a brief description of the business desired to be brought before the meeting of stockholders;

(b) the text of the proposal or business (including the complete text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend any incorporation document, including, but not limited to, the Certificate of Incorporation or these By-laws, the language of the proposed amendment);

(c) the reasons for conducting such business at the meeting of stockholders (including the text of any reasons for the proposed business that will be disclosed in any proxy statement or supplement thereto to be filed with the Securities and Exchange Commission); and

(d) a complete and accurate description of any material interest in such business of the Proposing Stockholder and any Stockholder Associated Persons, individually or in the aggregate, including any anticipated benefit to the Proposing Stockholder and any Stockholder Associated Persons therefrom.

“Proposing Stockholder” means any stockholder proposing matters to be brought before a meeting of stockholders or to nominate a person to the Board pursuant to Section 2.13 and Section 2.14.

The term “public disclosure” means disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, Section 14 or Section 15(d) of the Exchange Act.

“Short Interest” shall mean any agreement, arrangement, understanding or relationship (including any repurchase or so called “stock borrowing” agreement or arrangement) the effect or intent of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any Corporation Securities or manage risk with respect to any Corporation Securities, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any Corporation Securities.

“Stockholder Associated Person” shall mean (a) any person who is a member of a “group” (as such term is used in Rule 13d-5 of the Exchange Act) with or otherwise acting in concert with the Proposing Stockholder, (b) any beneficial owner of shares of capital stock of the Corporation beneficially owned or of record by the Proposing Stockholder (other than a stockholder that is a depositary), (c) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Proposing Stockholder or such Stockholder Associated Person and beneficially owns, directly or indirectly, shares of capital stock of the Corporation and (d) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with the Proposing Stockholder or such Stockholder Associated Person in respect of any proposals or nominations, as applicable.

“Stockholder Information” means as to any Proposing Stockholder and any Stockholder Associated Person:

(a) whether such Proposing Stockholder is providing the notice at the request of a beneficial holder of any Corporation Securities;

(b) the name and record address of such Proposing Stockholder and Stockholder Associated Person (including, if applicable, as they appear on the Corporation’s books and records);

(c) the class and series and number of shares of each class and series of Corporation Securities which are, directly or indirectly, beneficially owned or of record by such Proposing Stockholder or any Stockholder Associated Person, and the dates such shares were acquired and the investment intent of such acquisition and evidence of such beneficial or record ownership;

(d) the nominee holder for, and number of, any Corporation Securities beneficially owned but not of record by such Proposing Stockholder or Stockholder Associated Person;

(e) a complete and accurate description of any agreement, arrangement or understanding pursuant to which such Proposing Stockholder or Stockholder Associated Person has received any financial assistance, funding or other consideration from any other person with respect to the investment by such Proposing Stockholder or Stockholder Associated Person;

(f) a complete and accurate description of all Derivative Instruments or Short Interests owned, held or entered into by such Proposing Stockholder or Stockholder Associated Person;

(g) any rights to dividends on any Corporation Securities beneficially owned or of record by such Proposing Stockholder or Stockholder Associated Person, if any;

(h) any significant equity interests or any Derivative Instruments or Short Interests in any Competitor held or entered into by such Proposing Stockholder or Stockholder Associated Person;

(i) any interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such Proposing Stockholder or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Corporation Securities where such Proposing Stockholder or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

(j) any proportionate interest in any Corporation Securities, Derivative Instruments or Short Interests held, directly or indirectly, by a general or limited partnership or similar entity in which such Proposing Stockholder or Stockholder Associated Person (i) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, or (ii) is the manager, managing member or, directly or indirectly beneficially, owns an interest in the manager or managing member of a limited liability company or similar entity;

(k) a complete and accurate description of all agreements, arrangements and understandings between or among (i) the Proposing Stockholder and any of the Stockholder Associated Persons or (ii) the Proposing Stockholder or any of the Stockholder Associated Persons and any other person or entity (naming each such person or entity) in connection with or related to the proposal of business or nomination of a director for election, including without limitation: (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such Proposing Stockholder or Stockholder Associated Persons has the right to vote any Corporation Securities; (B) any understanding that the Proposing Stockholder or any of the Stockholder Associated Persons may have reached with any other stockholder (including their names) with respect to how each such stockholder will vote any Corporation Securities at any stockholder meeting or by written consent or take other action in support of or related to any business proposed or nomination or election of directors, or other action to be taken, by the Proposing Stockholder or any of the Stockholder Associated Persons; and (C) any other agreements that would be required to be disclosed by the Proposing Stockholder or any Stockholder Associated Person or any other person or entity pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act and the rules and regulations promulgated thereunder (regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder giving the notice or any Stockholder Associated Person or other person or entity);

(l) a complete and accurate description of any performance-related fees (other than an asset-based fee) to which such Proposing Stockholder or any Stockholder Associated Person may be entitled as a result of any increase or decrease in the value of any Corporation Securities, Derivative Instruments or Short Interest;

(m) the investment strategy or objective, if any, of such Proposing Stockholder and each Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such Proposing Stockholder and each such Stockholder Associated Person;

(n) a summary of any material discussion regarding the business or director nomination to be brought before the meeting between such Proposing Stockholder and any Stockholder Associated Persons, on the one hand, and any other beneficial or record owners of Corporation Securities (including their names), on the other hand, and to the extent known by the Proposing Stockholder, the name and address of any other stockholder supporting the proposal of other business;

(o) a complete and accurate description of any pending or to such Proposing Stockholder’s knowledge, threatened legal proceeding in which such Proposing Stockholder or any Stockholder Associated Person is a party or participant involving the Corporation or any officer, affiliate or associate of the Corporation;

(p) a representation from the Proposing Stockholder as to whether the Proposing Stockholder or any Stockholder Associated Person intends or is part of a group which intends (i) to deliver a proxy statement to and/or form of proxy with holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or nominate or elect a director and/or (ii) otherwise to solicit proxies in support of such proposal or nomination or election of a director;

(q) a complete and accurate description of any agreement, arrangement or understanding that has been made, the effect or intent of which is to increase or decrease the voting power of such stockholder or such Stockholder Associated Person with respect to any Corporation Securities, without regard to whether such transaction is required to be reported on a Schedule 13D in accordance with the Exchange Act; and

(r) a representation that such Proposing Stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, that such Proposing Stockholder intends to vote such capital stock at such meeting, and that such Proposing Stockholder intends to appear in person or by proxy at such meeting to bring such business or nominate a person for election as a director, as applicable, before such meeting, and an acknowledgment that if such Proposing Stockholder does not appear to present such proposal or nominate such person at such meeting, the Corporation need not present such proposal or such person for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

Exhibit D

Form of Second Amended and Restated LLC Agreement of the Surviving Company

(see attached)

Exhibit E

Form of Tax Receivable Agreement

(see attached)

FINAL FORM

TAX RECEIVABLE AGREEMENT

BY AND AMONG

Symbotic Inc.,

Symbotic Holdings LLC

AND

[TRA Parties]

DATED AS OF [•], 202[•]

Table of Contents

		Page
ARTICLE I

DEFINITIONS
Section 1.01.	Definitions	2
ARTICLE II

DETERMINATION OF REALIZED TAX BENEFIT
Section 2.01.	Tax Assets Schedule	9
Section 2.02.	Tax Benefit Schedule	9
Section 2.03.	Procedures, Amendments	9
Section 2.04.	Closing Date Basis Schedule	10

ARTICLE III

TAX BENEFIT PAYMENTS
Section 3.01.	Payments	11
Section 3.02.	No Duplicative Payments	12
Section 3.03.	Pro Rata Payments	12
Section 3.04.	Maximum Selling Price	13
Section 3.05.	Excess Payments	13

ARTICLE IV

TERMINATION
Section 4.01.	Early Termination and Breach of Agreement	13
Section 4.02.	Early Termination Notice	15
Section 4.03.	Payment upon Early Termination	15

ARTICLE V

SUBORDINATION AND LATE PAYMENTS
Section 5.01.	Subordination	15
Section 5.02.	Late Payments by PubCo	15

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION
Section 6.01.	Participation in PubCo’s and OpCo’s Tax Matters	16
Section 6.02.	Consistency	16
Section 6.03.	Cooperation	16

ii

iii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [•], 202[•], is entered into by and among Symbotic Inc., a Delaware corporation (“PubCo”), Symbotic Holding LLC, a Delaware limited liability company (“OpCo”), and each of the other undersigned parties (such other parties, along with each other party that from time to time executes a joinder agreement with respect to this Agreement, collectively, the “TRA Parties”).

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Company Merger Agreement”), by and between Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse Technologies”), and OpCo, Warehouse Technologies merged with and into OpCo, with OpCo surviving such merger (the “Company Reorganization”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Business Combination Agreement”), by and among PubCo (formerly known as SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability), Warehouse Technologies, OpCo and Saturn Acquisition (DE) Corp., a Delaware corporation (“Merger Sub”), Merger Sub merged with and into OpCo, with OpCo surviving such merger (the “Business Combination”);

WHEREAS, in connection with the consummation of the Business Combination, on the date hereof, OpCo entered into the Second Amended and Restated Limited Liability Company Agreement, dated as of the date hereof (the “OpCo LLCA”), pursuant to which, among other things, PubCo became the managing member of OpCo;

WHEREAS, the TRA Parties were previously owners of the equity interests of Warehouse Technologies, and as a result of the Company Reorganization and the Business Combination, the TRA Parties hold or will hold limited liability company interests designated as Common Units in OpCo (“Units”), which is treated as a continuation of Warehouse Technologies for U.S. federal income tax purposes;

WHEREAS, pursuant to the transactions undertaken pursuant to, or in connection with, the Business Combination Agreement, one or more of the TRA Parties will be treated for U.S. federal income tax purposes as selling all or a portion of their Units to PubCo (the “Initial Sale”);

WHEREAS, pursuant to, and subject to the provisions of the OpCo LLCA, the certificate of incorporation of PubCo, and any other applicable documentation, each TRA Party has the right from time to time to require OpCo to redeem all or a portion of such TRA Party’s Units, which redemption would be effected, at PubCo’s election in its sole discretion, (i) for cash (to be paid by OpCo) (a “Redemption”), or (ii) by PubCo effecting a direct exchange (a “Direct Exchange”) of Class A common stock, par value $0.0001 per share, of PubCo (the “Class A Common Stock”) for such Units;

WHEREAS, OpCo (including as a continuation of Warehouse Technologies for tax purposes) and each future member of the OpCo Group that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Internal Revenue Code of 1986 (the “Code”), for the Taxable Year of the Closing Date and for future Taxable Years;

WHEREAS, as a result of the Initial Sale, Redemptions or Direct Exchanges, the income, gain, loss, deduction, expense or other Tax items of PubCo may be affected by the Tax Assets; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Assets on the liability for Taxes of PubCo.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the TRA Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. Except as otherwise indicated or if context otherwise requires, as used in this Agreement, the terms set forth in this Article I shall have the following meanings:

“Actual Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the actual liability for U.S. federal income Taxes of (x) PubCo for such Taxable Year and (y) without duplication, any member of the OpCo Group but only with respect to U.S. federal income Taxes imposed on such member of the OpCo Group and allocable to PubCo for such Taxable Year, and (ii) the product of (x) the U.S. federal taxable income of PubCo used in determining the amount described in clause (i) (which, for the avoidance of doubt, shall take into account the application of the proviso below) and (y) the Assumed State and Local Tax Rate; provided, that the liability for U.S. federal income Taxes of PubCo shall be calculated assuming that state and local income and franchise Taxes are not deductible by PubCo for U.S. federal income Tax purposes.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided, that the TRA Parties shall not be treated as Affiliates of PubCo or OpCo for purposes of Section 7.09.

“Agreed Rate” means SOFR plus 100 basis points.

“Agreement” is defined in the Preamble.

“Amended Schedule” is defined in Section 2.03(b).

“Assumed State and Local Tax Rate” means, with respect to any Taxable Year, the Tax rate equal to (i) the sum of the product of (x) PubCo’s proportionate share of OpCo’s income and franchise Tax apportionment factor(s) for each state and local jurisdiction (as applied for corporate entities) in which PubCo or OpCo files income or franchise Tax Returns for the relevant Taxable Year and (y) the highest corporate income and franchise Tax rate(s) in effect for such Taxable Year for each such state and local jurisdiction, reduced by (ii) the product of (x) PubCo’s marginal U.S. federal income Tax rate for such Taxable Year and (y) the aggregate rate calculated under clause (i). Notwithstanding the foregoing, on or prior to the first day of any relevant Taxable Year, PubCo and the Representative may agree on an Assumed State and Local Tax Rate that will be used for the relevant Taxable Year, which rate shall be based on good faith estimates of expected apportionment rates for such Taxable Year and on the Tax rates in effect in relevant jurisdictions as of the first day of the relevant Taxable Year.

“Attributable” is defined in Section 3.01(b)(ii).

“Basis Adjustment” means any adjustment to the Tax basis of the Reference Assets as a result of the application of Section 732, 734(b), 743(b), 754, 755 or 1012 of the Code (and, in each case, any successor provision or comparable sections of federal, state, local and foreign Tax laws) as a result of (i) any Exchange, (ii) any payments made pursuant to this Agreement, and (iii) any actual distribution or deemed distribution by OpCo to any TRA Party. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange shall be determined without regard to any Pre-Exchange Transfer and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule Accountant” is defined in Section 2.04.

“Board” means the board of directors of PubCo.

“Business Combination” is defined in the Recitals.

“Business Combination Agreement” is defined in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in New York City, New York are authorized or required by law to close.

“Change of Control” has the meaning ascribed to such term in the OpCo LLCA (except for clause (d) thereof).

“Chosen Courts” is defined in Section 7.06(b).

“Class A Common Stock” is defined in the Recitals.

“Closing Date” has the meaning ascribed to such term in the Business Combination Agreement.

“Code” is defined in the Recitals.

“Company Merger Agreement” is defined in the Recitals.

“Company Reorganization” is defined in the Recitals.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise; provided, however, that a natural person cannot be “controlled by” another Person

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of PubCo, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided, that, for the avoidance of doubt, the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means SOFR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, local and foreign Tax law, as applicable, or any other event (including the execution of a Form 870-AD), including a settlement with the applicable Taxing Authority, that finally and conclusively establishes the amount of any liability for Tax.

“Direct Exchange” is defined in the Recitals.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” is defined in Section 4.02.

“Early Termination Payment” is defined in Section 4.03(b).

“Early Termination Rate” means the lesser of (i) 4.50% per annum, compounded annually, and (ii) SOFR plus 100 basis points.

“Early Termination Schedule” is defined in Section 4.02.

“Exchange” means (a) the Initial Sale, (b) any Direct Exchange, (c) any Redemption or (d) any other transaction or any distribution by OpCo that, in each case, results in an adjustment under Section 732, 734(b), 743(b), 754, 755 or 1012 of the Code (or, in each case, any successor provisions or comparable sections of federal, state, local and foreign Tax laws) with respect to the Tax basis of the Reference Assets.

“Expert” is defined in Section 7.05.

“Final Closing Date Basis Schedule” is defined in Section 2.04.

“Hypothetical Federal Tax Liability” means, with respect to any Taxable Year, the hypothetical liability for U.S. federal income Taxes of (i) PubCo for such Taxable Year and (ii) without duplication, any member of the OpCo Group but only with respect to U.S. federal income Taxes imposed on such member of the OpCo Group and allocable to PubCo for such Taxable year, in each case of clause (i) and (ii), calculated using the same methods, elections, conventions and similar practices used on the relevant PubCo Return, but (x) calculated without taking into account the Tax Assets (including, for the avoidance of doubt, any carryforward or carryback of any Tax item attributable to the Tax Assets), and (y) assuming that state and local income and franchise Taxes are not deductible by PubCo for U.S. federal income Tax purposes.

“Hypothetical State and Local Tax Liability” means, with respect to any Taxable Year, the product of (i) the U.S. federal taxable income used in determining the Hypothetical Federal Tax Liability for such Taxable Year and (ii) the Assumed State and Local Tax Rate for such Taxable Year.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of the Hypothetical Federal Tax Liability for such Taxable Year and the Hypothetical State and Local Tax Liability for such Taxable Year.

“Imputed Interest” shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state, local and foreign Tax law with respect to PubCo’s payment obligations under this Agreement.

“Initial Sale” is defined in the Recitals.

“Interest Amount” is defined in Section 3.01(b)(iii).

“Market Value” shall mean the Common Unit Redemption Price, as defined in the OpCo LLCA, determined as of the Early Termination Date (treating such Early Termination Date as a Redemption Date, as defined in the OpCo LLCA).

“Merger Sub” is defined in the Recitals.

“Net Tax Benefit” is defined in Section 3.01(b).

“Objection Notice” is defined in Section 2.03(a).

“OpCo” is defined in the Preamble.

“OpCo LLCA” is defined in the Recitals.

“OpCo Group” means OpCo and any direct or indirect subsidiary in which OpCo owns a direct or indirect equity interest that is treated as a partnership or disregarded entity for U.S. federal income Tax purposes (but only to the extent such subsidiary is held directly or only through one or more entities that are treated as partnerships or disregarded entities) for purposes of the applicable Tax.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Pre-Exchange Transfer” means any direct or indirect transfer of one or more Units or a distribution with respect to one or more Units (or of or with respect to interests in another partnership, which interests were exchanged for Units, or interests in any partnership that directly or indirectly owns Units or an interest in any such other partnership) that occurs prior to an Exchange of such Units, as applicable, and to which Section 743(b) of the Code applies. For the avoidance of doubt, a transaction that otherwise qualifies as a Pre-Exchange Transfer shall be treated as such with respect to an applicable TRA Party even if such TRA Party did not participate in such transaction.

“Proposed Closing Date Basis Schedule” is defined in Section 2.04.

“PubCo” is defined in the Preamble.

“PubCo Return” means the federal, state and/or local Tax Return, as applicable, of PubCo filed with respect to Taxes of any Taxable Year.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability, in each case using the “with or without” methodology. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year, in each case using the “with or without” methodology. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” is defined in Section 7.05.

“Reconciliation Procedures” shall mean those procedures set forth in Section 2.03(a).

“Redemption” is defined in the Recitals.

“Reference Asset” means any tangible or intangible asset of OpCo (or any of its successors or assigns) and any asset held by any entities in which OpCo owns a direct or indirect equity interest that are treated as a partnership or disregarded entity for U.S. federal income Tax purposes (but only to the extent such entities are held directly or only through other entities treated as partnerships or disregarded entities) for purposes of the applicable Tax, as of the relevant date. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Representative” means Richard B. Cohen.

“Schedule” means any of the following: (i) a Tax Assets Schedule; (ii) a Tax Benefit Schedule; or (iii) the Early Termination Schedule. For the avoidance of doubt, a “Schedule” shall not include the Proposed Closing Date Basis Schedule or the Final Closing Date Basis Schedule.

“Senior Obligations” is defined in Section 5.01.

“SOFR” means with respect to any day, the Secured Overnight Financing Rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website. In no event will SOFR be less than 0%.

“Tax Asset” means, with respect to a TRA Party, (i) any existing Tax basis in the Reference Assets that is subject to the allowance for depreciation or amortization provided in Section 167 or 197 of the Code, determined as of immediately prior to an Exchange, that is allocable to the Units being Exchanged by such TRA Party and acquired by PubCo in connection with such Exchange, (ii) Basis Adjustments, and (iii) Imputed Interest. The determination of the portion of the aggregate existing Tax basis in the Reference Assets and accompanying Basis Adjustments that is allocable to the Units being Exchanged by the TRA Party (and payments made hereunder with respect to such Tax basis) shall be determined in good faith by PubCo in consultation with its tax advisors. For the avoidance of doubt, Tax Assets shall include any carryforwards or similar attributes that are attributable to the Tax items described in clauses (i) through (iii).

“Tax Assets Schedule” is defined in Section 2.01.

“Tax Benefit Payment” is defined in Section 3.01(b).

“Tax Benefit Schedule” is defined in Section 2.02.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year as defined in Section 441(b) of the Code or comparable section of state, local or foreign Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made).

“Taxes” means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges measured with respect to net income or profits and any interest related to such Tax.

“Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Payment” is defined in Section 5.01.

“TRA Party” is defined in the Preamble.

“Units” is defined in the Recitals. For the avoidance of doubt, except as the context otherwise requires, and without duplication, the term “Unit” shall include any Units sold or deemed sold in the Initial Sale and any Units received in respect of Earnout Interests (as defined in the Business Combination Agreement).

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that:

(i)

in each Taxable Year ending on or after such Early Termination Date, PubCo will have taxable income sufficient to fully utilize (x) the deductions arising from the Tax Assets (including, for the avoidance of doubt, Tax Assets that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) during such Taxable Year or in the earliest future Taxable Year in which such deductions or other attributes would become available and (y) any loss or credit carryovers or carrybacks generated by deductions arising from Tax Assets that are available as of the date of such Early Termination Date that have not been previously utilized in determining a Tax Benefit Payment as of the date of such Early Termination Date;

(ii)

the U.S. federal income Tax rates and the state and local Tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date (and the Assumed State and Local Tax Rate will be calculated based on such rates and the apportionment factor applicable in such Taxable Year), except to the extent any change to such Tax rates for such Taxable Year have already been enacted into law (in which case such rates as enacted shall apply for purposes of this clause (ii));

(iii)

any loss or credit carryovers or carryback generated by the Tax Assets and available as of the date of the Early Termination Schedule will be utilized by PubCo on a pro rata basis from the date of the Early Termination Schedule through the earlier of (x) the scheduled expiration date of such loss carryovers or carrybacks and (y) the tenth anniversary of the Early Termination Date;

(iv)

any non-amortizable, non-depreciable assets are deemed to be disposed of on the fifteenth anniversary of the Early Termination Date; provided that in the event of a Change of Control, such non-amortizable, non-depreciable assets shall be deemed disposed of at the time of sale (if applicable) of the relevant asset (if earlier than such fifteenth anniversary);

(v)

if, on the Early Termination Date, there are Units that have not been Exchanged, then each such Unit shall be deemed Exchanged for the Market Value and the amount of cash that would be transferred if the Exchange occurred on the Early Termination Date; and

(vi)	any payment obligation pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed, excluding any extensions.

“Warehouse Technologies” is defined in the Recitals.

ARTICLE II

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.01. Tax Assets Schedule. Within 90 calendar days after the filing of the U.S. federal income Tax Return of PubCo for each Taxable Year while this Agreement is in effect, PubCo shall deliver to the Representative a schedule (the “Tax Assets Schedule”) that shows, in reasonable detail, the Tax Assets that are available for use by PubCo with respect to such Taxable Year with respect to each TRA Party that has effected an Exchange (including the Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Basis Adjustments are amortizable or depreciable), and the portion of the Tax Assets that are available for use by PubCo in future Taxable Years with respect to each TRA Party that has effected an Exchange. All costs and expenses incurred in connection with the provision and preparation of the Tax Assets Schedules and Tax Benefit Schedules under this Agreement shall be borne by OpCo. Each Tax Assets Schedule will become final as provided in Section 2.03(a) and may be amended pursuant to Section 2.03(b).

Section 2.02. Tax Benefit Schedule. Within 90 calendar days after the filing of the U.S. federal income Tax Return of PubCo for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment while this Agreement is still in effect, PubCo shall provide to the Representative a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment for such Taxable Year in respect of each TRA Party that has effected an Exchange and the calculation of the Realized Tax Benefit or Realized Tax Detriment, and components thereof, for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule shall include a statement from PubCo to the effect that the computations reflected in the Tax Benefit Schedule have been made without regard to any transaction, election, or change in accounting method, in each case a significant purpose of which is to reduce or defer any Tax Benefit Payment (including any rates of interest hereunder). If PubCo determines that it is necessary to adjust any computations reflected in a Tax Benefit Schedule in order to provide the certification required by the preceding sentence, then PubCo will be permitted to make such adjustments in a manner reasonably acceptable to the Representative (and, for the avoidance of doubt, the amount of any Tax Benefit Payment reflected on this adjusted Tax Benefit Schedule shall be used for purposes of determining the corresponding Tax Benefit Payment and shall ignore any such transactions, elections, or changes in accounting method, in each case a significant purpose of which was to reduce or defer any Tax Benefit Payment). Each Tax Benefit Schedule will become final as provided in Section 2.03(a) and may be amended as provided in Section 2.03(b) (subject to the procedures set forth in Section 2.03(b)).

Section 2.03. Procedures, Amendments.

(a) Procedure. Each time PubCo delivers to the Representative a Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.03(b) and any Early Termination Schedule delivered pursuant to Section 4.02, PubCo shall also (x) except for any information that in the judgment of legal counsel of PubCo would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable law or confidentiality obligations to which PubCo or any of its subsidiaries is bound, deliver to the Representative schedules and work papers, and any other information reasonably requested by the Representative, providing reasonable detail regarding the preparation of the Schedule and (y) allow the Representative reasonable access to the appropriate representatives at PubCo (at no cost to such representatives) in connection with a review of such Schedule. Without limiting the application of the preceding sentence, each time PubCo delivers to the Representative a Tax Benefit Schedule, in addition to the Tax Benefit Schedule duly completed, PubCo shall deliver to the Representative a reasonably detailed calculation of the applicable Hypothetical Tax Liability and a reasonably detailed calculation of the Actual Tax Liability, as well as any other work papers as determined by PubCo or reasonably requested by the Representative. Any applicable Schedule shall become final, non-appealable and binding on each TRA Party, PubCo and OpCo unless such TRA Party (i) within 30 calendar days after receiving such Schedule or amendment thereto, provides PubCo with notice of a material objection to such Schedule (an “Objection Notice”) or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver is received by PubCo. If PubCo and the applicable TRA Party, for any reason, do not agree upon in writing the issues raised in such notice within 30 calendar days of receipt by PubCo of an Objection Notice, PubCo and such TRA Party shall employ the reconciliation procedures as described in Section 7.05 (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by PubCo (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in the Schedule identified as a result of (x) the receipt of additional factual information relating to a Taxable Year or (y) a change in law having effect for a Taxable Year, in each case after the date the Schedule was provided to the Representative, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year, (v) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, or (vi) to adjust the Tax Assets Schedule to take into account payments made pursuant to this Agreement (such Schedule, an “Amended Schedule”). PubCo shall provide an Amended Schedule to the Representative within 90 calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence.

Section 2.04. Closing Date Basis Schedule. Within 90 days after the Closing (as defined in the Business Combination Agreement), OpCo shall deliver to PubCo and the Representative a written statement showing the Tax basis of the Reference Assets as of the date of the Business Combination (the “Proposed Closing Date Basis Schedule”). The Proposed Closing Date Basis Schedule shall be prepared in a manner and detail sufficient to permit the parties to make the computations and adjustments relating to the Tax Assets Schedule. Such Proposed Closing Date Basis Schedule shall become final and binding (the “Final Closing Date Basis Schedule”) 60 days after receipt by PubCo and the Representative, unless either recipient delivers written notice of its objection to the Proposed Closing Date Basis Schedule, specifying those items as to which such objecting party disagrees with the calculation, to the other recipient and OpCo. The parties shall use their reasonable best efforts for a period of 30 days to resolve any objections or disagreements with respect to the Proposed Closing Date Basis Schedule. If the parties are unable to resolve such objections or disagreements, determination of the Final Closing Date Basis Schedule shall be made by Andersen Tax LLC; provided, that if either PubCo or the Representative objects in writing to such determination being made by Andersen Tax LLC, then such determination shall be made by an independent accounting firm of nationally recognized standing reasonably satisfactory to PubCo and the Representative (which such firm shall not have any material relationship with PubCo, OpCo, the Representative, or any of their respective Affiliates) (the “Basis Schedule Accountant”) within 45 days of receipt of written submissions from each of PubCo and the Representative regarding its position with respect to the disputed items. The Basis Schedule Accountant will make a final, conclusive and binding determination based on the written submissions supplied by the parties and pursuant to applicable Law. Each of PubCo and the Representative shall be responsible for and pay 50% of any and all fees and expenses of the Basis Schedule Accountant incurred pursuant to this Section 2.04. The parties (i) agree that the value allocated to the Surviving Pubco Class V-1 Common Stock and the Surviving Pubco Class V-3 Common Stock (each as defined in the Business Combination Agreement) shall be the par value of such Surviving Pubco Class V-1 Common Stock and Surviving Pubco Class V-3 Common Stock and (ii) shall report consistently with such determination for U.S. federal (and applicable state and local) income Tax purposes.

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.01. Payments.

(a) Payments. Within five Business Days following a Tax Benefit Schedule delivered to the Representative becoming final in accordance with Section 2.03(a), PubCo shall pay, or cause to be paid, to each TRA Party for such Taxable Year the Tax Benefit Payment in respect of such TRA Party determined pursuant to Section 3.01(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account of the applicable TRA Party previously designated by such TRA Party to PubCo or as otherwise agreed in writing by PubCo and the applicable TRA Party.

(b) A “Tax Benefit Payment” in respect of a TRA Party means an amount, not less than zero, equal to the sum of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto.

(i) The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the sum of the total amount of payments previously made under Section 3.01(a) (excluding payments attributable to Interest Amounts); provided, for the avoidance of doubt, no TRA Party shall be required to return any portion of any previously made Tax Benefit Payment and no TRA Party shall be required to make a payment to PubCo on account of a Realized Tax Detriment.

(ii) A Net Tax Benefit is “Attributable” to a TRA Party to the extent it is derived from a Tax Asset with respect to Units that were Exchanged by such TRA Party.

(iii) The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the PubCo Return with respect to Taxes for such Taxable Year until the Payment Date. In the case of a Tax Benefit Payment made in respect of an Amended Schedule, the Interest Amount shall equal the interest on the Net Tax Benefit for such Taxable year calculated at the Agreed Rate from the date of such Amended Schedule becoming final in accordance with Section 2.03(a) until the Payment Date. The Net Tax Benefit and the Interest Amount shall be determined separately with respect to each separate Exchange.

(iv) Notwithstanding the foregoing, if a Change of Control has occurred and the obligations of PubCo hereunder have not been accelerated under Section 4.01(c) in connection with such Change of Control, then for each Taxable Year ending on or after the date of a Change of Control, all Tax Benefit Payments, whether paid with respect to Units that were Exchanged (x) prior to the date of such Change of Control or (y) on or after the date of such Change of Control, shall be calculated by utilizing the Valuation Assumptions in clauses (i), (iii) and (iv) of the definition thereof, substituting the phrase “the closing date of the Change of Control” in each place where the phrases “an Early Termination Date”, “such Early Termination Date”, and “the Early Termination Date” appear.

(c) The parties agree that (i) the payments made pursuant to this Agreement in respect of Basis Adjustments (to the extent permitted by applicable law and other than amounts accounted for as Interest Amounts) are intended to be treated and shall be reported for all purposes, including Tax purposes, as additional contingent consideration to the applicable TRA Parties in connection with the applicable Exchange that has the effect of creating additional Basis Adjustments in the Taxable Year of payment, (ii) any additional Basis Adjustments shall be incorporated into the calculation for the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, and (iii) the Actual Tax Liability for any Taxable Year shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as an Interest Amount under applicable law; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability, subject to the adjustments and assumptions set forth in this Agreement and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.03(b).

Section 3.02. No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner as such intentions are realized.

Section 3.03. Pro Rata Payments. For the avoidance of doubt, to the extent (i) the aggregate tax benefit of PubCo’s deductions with respect to the Tax Assets is limited in a particular Taxable Year because PubCo does not have sufficient taxable income or (ii) PubCo lacks sufficient funds to satisfy its obligations to make all Tax Benefit Payments due in a particular Taxable Year, the limitation on the tax benefit for PubCo, or the Tax Benefit Payments that may be made, as the case may be, shall be taken into account or made for each applicable TRA Party in the same proportion as Tax Benefit Payments would have been made absent the limitations set forth in clauses (i) and (ii) of this Section 3.03, as applicable.

Section 3.04. Maximum Selling Price. The parties hereto acknowledge and agree that the timing, amounts, and aggregate value of Tax Benefit Payments pursuant to this Agreement are not reasonably ascertainable. Notwithstanding the previous sentence, unless (i) the parties agree otherwise in writing upon the request of the applicable TRA Party or (ii) the applicable TRA Party provides timely written notice to PubCo that any recipient of any Tax Benefit Payment will elect out of the installment method under Section 453 for any Exchange, then in no event shall the sum of the initial consideration (for U.S. federal income tax purposes) received in connection with such Exchange and the aggregate Tax Benefit Payments to such TRA Party that are treated (for U.S. federal income tax purposes) as contingent consideration in respect of such Exchange, other than amounts accounted for as interest under the Code, exceed 140% of the initial consideration received for U.S. federal income tax purposes in connection with such Exchange.

Section 3.05. Excess Payments. To the extent PubCo makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.01(a) (taking into account Section 3.03) in an amount in excess of the amount of such payment that should have been made to the TRA Party in respect of such Taxable Year, then (i) the TRA Party shall not receive further payments under Section 3.01(a) until the TRA Party has foregone an amount of payments equal to such excess, and (ii) PubCo shall pay the amount of the TRA Party’s foregone payments to other TRA Parties (to the extent applicable) in a manner such that each of the other TRA Parties, to the extent possible, shall have received aggregate payments under Section 3.01(a) in the amount it would have received if there had been no excess payment to the TRA Party.

ARTICLE IV

TERMINATION

Section 4.01. Early Termination and Breach of Agreement.

(a) PubCo may terminate this Agreement with respect to all of the Units held (or previously held and Exchanged) by all TRA Parties at any time by paying to all of the applicable TRA Parties the Early Termination Payment; provided, however, that, in such case, this Agreement shall terminate only upon the receipt of the Early Termination Payment by all TRA Parties, and provided, further, that PubCo may withdraw any notice to execute its termination rights under this Section 4.01(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payments by PubCo, neither the applicable TRA Parties nor PubCo shall have any further payment obligations under this Agreement in respect of such TRA Parties, other than for any (i) Tax Benefit Payment agreed to by PubCo and the applicable TRA Party as due and payable but unpaid as of the date of the Early Termination Notice, (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the Early Termination Payment) or (iii) amount owed in connection with any breach of this Agreement by PubCo.

(b) In the event that PubCo materially breaches this Agreement, whether as a result of failure to make any payment within 60 days after becoming due (except for all or a portion of such payment that is being validly disputed in good faith under this Agreement, and then only with respect to the amount in dispute), failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then, at the election of the Representative, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of a breach, (ii) any Tax Benefit Payment agreed to by PubCo and any TRA Parties as due and payable but unpaid as of the date of a breach, and (iii) any Tax Benefit Payment due for the Taxable Year ending with or including the date of a breach. Notwithstanding the foregoing, in the event that PubCo breaches this Agreement, the Representative shall be entitled to elect on behalf of each of the TRA Parties to receive the amounts set forth in the foregoing clauses (i), (ii) and (iii) of this Section 4.01(b) or to seek specific performance of the terms hereof. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of this Agreement if PubCo fails to make any Tax Benefit Payment within 60 days after becoming due (A) to the extent that PubCo has insufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing OpCo or any other subsidiaries of OpCo to distribute or lend funds to facilitate such payment, and by accessing any revolving credit facilities or other sources of available credit to fund any such amounts) or (B) because PubCo is prohibited from making such payment as a result of limitations imposed by existing credit agreements to which OpCo is a party; provided, that (x) the interest provisions of Section 5.02 shall apply to such late payment, and (y) solely with respect to a Tax Benefit Payment, if PubCo does not have sufficient cash to make such payment as a result of limitations imposed by existing credit agreements to which OpCo is a party, Section 5.02 shall apply, but the Default Rate shall be replaced by the Agreed Rate.

(c) PubCo hereby agrees to provide 20 calendar days’ prior written notice to the Representative of a Change of Control and, unless otherwise agreed in writing by the Representative, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and utilizing the Valuation Assumptions by substituting the phrase “the closing date of the Change of Control” in each place where the phrases “an Early Termination Date”, “such Early Termination Date”, and “the Early Termination Date” appear. Such obligations shall include, but not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such Change of Control, (ii) any Tax Benefit Payment previously due and payable but unpaid as of the date of such Change of Control, and (iii) except to the extent included in the Early Termination Payment or if included as a payment under clause (ii) of this Section 4.01(c), any Tax Benefit Payment due for the Taxable Year ending prior to, with or including the date of such Change of Control. If PubCo will not be the surviving company upon such Change of Control, PubCo agrees to cause the definitive documentation for such Change of Control to require the surviving or successor company to PubCo to satisfy PubCo’s obligations under this Agreement, including with respect to this Section 4.01(c), Section 4.02 and Section 4.03, and the Representative shall be entitled to seek specific performance of the terms hereof. For the avoidance of doubt, Section 4.02 and Section 4.03 shall apply to a Change of Control, mutatis mutandis.

(d) In the case of a termination pursuant to any of the foregoing paragraphs (a), (b) or (c), upon PubCo’s payment in full of the Early Termination Payment to each TRA Party, PubCo shall have no further payment obligations under this Agreement other than with respect to any Tax Benefit Payments in respect of any Taxable Year ending prior to the Early Termination Date, and such payment obligations shall survive the termination of, and be calculated and paid in accordance with, this Agreement. If an Exchange subsequently occurs with respect to Units for which PubCo has paid the Early Termination Payment in full, PubCo shall have no obligations under this Agreement with respect to such Exchange.

Section 4.02. Early Termination Notice. If PubCo chooses to exercise its right of early termination under Section 4.01 above, PubCo shall deliver to each TRA Party notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying PubCo’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment with respect to each TRA Party.

Section 4.03. Payment upon Early Termination.

(a) Within five Business Days after agreement between the applicable TRA Party and PubCo of the Early Termination Schedule, PubCo shall pay to the applicable TRA Party an amount equal to the Early Termination Payment plus any other payment obligation of PubCo arising under Section 4.01(b) or Section 4.01(c). Such payment shall be made by wire transfer of immediately available funds to a bank account designated by the applicable TRA Party or as otherwise agreed in writing by PubCo and the applicable TRA Party.

(b) The “Early Termination Payment” for any TRA Party, as of the date of the delivery of an Early Termination Schedule, shall equal with respect to the applicable TRA Party the present value, discounted at the Early Termination Rate as of such date, of all Tax Benefit Payments that would be required to be paid by PubCo to the applicable TRA Party beginning from the Early Termination Date assuming the Valuation Assumptions are applied.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

Section 5.01. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by PubCo to the applicable TRA Party under this Agreement (a “TRA Payment”) shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of PubCo (“Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of PubCo that are not Senior Obligations. To the extent PubCo incurs, creates or assumes any Senior Obligations after the date hereof, PubCo shall make reasonable efforts to ensure that such indebtedness permits the amounts payable hereunder to be paid. PubCo shall not enter into any agreement if a principal purpose of such agreement is to restrict in any material respect the amounts payable hereunder.

Section 5.02. Late Payments by PubCo. The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or other payment under this Agreement not made to the applicable TRA Party when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or other payment under this Agreement was due and payable.

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.01. Participation in PubCo’s and OpCo’s Tax Matters. Except as otherwise provided herein or in the Business Combination Agreement or the OpCo LLCA, PubCo shall have full responsibility for, and sole discretion over, all Tax matters concerning PubCo and OpCo, including, without limitation, the preparation, filing or amending of any Tax Return of PubCo or OpCo and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, PubCo shall notify the Representative of, and keep the Representative reasonably informed with respect to the portion of any audit, examination or proceeding relating to Tax matters of PubCo or OpCo by a Taxing Authority the outcome of which is reasonably expected to affect any TRA Payment, and shall provide to the Representative reasonable opportunity to participate in (but not control) such audit, examination or proceeding and to provide information and other input (in each case, at the Representative’s expense) to PubCo, OpCo and their respective advisors concerning the conduct of any such portion of such audit, examination or proceeding; provided that PubCo shall not, and shall cause OpCo not to, settle, compromise or otherwise resolve any such audit, examination or proceeding without the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed) if such settlement, compromise or resolution is reasonably expected to materially affect any TRA Payments.

Section 6.02. Consistency. Unless otherwise required by law, PubCo and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state, local and foreign Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustment, the Tax Assets, and each Tax Benefit Payment) in a manner consistent with that specified in any Schedule required to be provided by or on behalf of PubCo under this Agreement.

Section 6.03. Cooperation. The TRA Parties shall (a) furnish to PubCo in a timely manner such information, documents and other materials as PubCo may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or proceeding with any Taxing Authority, (b) make itself available to PubCo and its representatives to provide explanations of documents and materials and such other information as PubCo or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter. OpCo shall reimburse an applicable TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.03. PubCo shall not, without the prior written consent of the Representative, take any action that has the primary purpose of circumventing the achievement or attainment of any Tax Benefit Payment or Early Termination Payment under this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.01. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 7.01:

If to PubCo, to:

Symbotic Inc.
200 Research Drive
Wilmington, MA 01887
Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice to PubCo) to:

Sullivan & Cromwell LLP

125 Broad Street
New York, NY 10004

1870 Embarcadero Road
Palo Alto, California 94303

Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to the Representative, to:

Richard B. Cohen

c/o C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

with a copy to:

General Counsel

C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

with a copy to (which shall not constitute notice to the Representative) to:

Sullivan & Cromwell LLP

125 Broad Street
New York, NY 10004

1870 Embarcadero Road
Palo Alto, California 94303

Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to any TRA Party, to the street address and email address set forth for such TRA Party in the records of OpCo.

Section 7.02. Entire Agreement; No Third Party Beneficiaries. This Agreement, the Business Combination Agreement, and including the Exhibits, the Company Disclosure Letter, the Transaction Documents and the Confidentiality Agreement (each of which as defined in the Business Combination Agreement), and the OpCo LLCA constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters. The parties hereby agree that this Agreement is solely for the benefit of the parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder.

Section 7.03. Successors; Assignment; Amendments.

(a) With the prior written consent of PubCo (such consent not to be unreasonably withheld, conditioned or delayed), each TRA Party may assign any of its rights under this Agreement in whole or in part to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form reasonably satisfactory to PubCo, agreeing to become a TRA Party for all purposes of this Agreement, except as otherwise provided in such joinder; provided, however, that (i) to the extent that a TRA Party effectively transfers Units after the date hereof in accordance with the terms of the OpCo LLC Agreement, and any other agreements the TRA Parties may have entered into with each other, or a TRA Party may have entered into with PubCo and/or OpCo, the transferring TRA Party shall assign to the transferee of such Units the transferring TRA Party’s rights under this Agreement with respect to such transferred Units, and (ii) once any Exchange has occurred, any and all payments that may become payable to a TRA Party pursuant to this Agreement with respect to such Exchange may be assigned to any Person or Persons.

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by (i) the Board and (ii) the TRA Parties who would be entitled to receive at least a majority of the Early Termination Payments payable to all TRA Parties hereunder if PubCo had exercised its right of early termination on the date of the most recent Exchange (including, for the avoidance of doubt, the Initial Sale) prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange); provided that no such amendment shall be effective, if such amendment will have a disproportionate adverse effect on the payments applicable TRA Parties will or may receive under this Agreement, without such TRA Parties’ consent in writing to such amendment.

(c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. PubCo shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of PubCo, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that PubCo would be required to perform if no such succession had taken place. Notwithstanding anything to the contrary herein, in the event a TRA Party transfers his Units to a Permitted Transferee (as defined in the OpCo LLCA), excluding any other TRA Party, such TRA Party shall have the right, on behalf of such transferee, to enforce the provisions of Section 2.03, Section 4.02 or Section 6.01 with respect to such transferred Units.

(d) No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 7.04. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.05. Reconciliation. In the event that PubCo and the applicable TRA Party are unable to resolve a disagreement with respect to the matters governed by Section 2.03, Section 3.01, Section 4.02 or Section 6.01 within the relevant period designated in and in accordance with the term of any other section of this Agreement (such dispute, a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. If the parties are unable to agree on an Expert within 15 days of the commencement of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall be a partner or principal in a nationally recognized accounting firm or a law firm, and, unless the applicable TRA Party and PubCo agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with OpCo, PubCo, the Representative or the applicable TRA Parties or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Tax Assets Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within 30 calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within 15 calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement is due or any Tax Return reflecting the subject of a disagreement is due, such payment shall be made on the date prescribed by this Agreement and such Tax Return may be filed as prepared by PubCo, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by PubCo, except as provided in the next sentence. PubCo and each applicable TRA Party shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party’s position, in which case PubCo shall reimburse the TRA Party for any reasonable out-of-pocket costs and expenses with respect to such proceeding, or (ii) the Expert adopts PubCo’s position, in which case the TRA Party shall reimburse PubCo for any reasonable out-of-pocket costs and expenses with respect to such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.05 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.05 shall be binding on PubCo, the Representative and the applicable TRA Party and may be entered and enforced in any court having jurisdiction.

Section 7.06. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) SUBJECT TO SECTION 7.05, THIS AGREEMENT AND ALL PROCEEDINGS AGAINST ANY PARTY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED, GOVERNED BY, AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS, WITHOUT REGARD TO ANY BORROWING STATUTE THAT WOULD RESULT IN THE APPLICATION OF THE STATUTE OF LIMITATIONS OF ANY OTHER JURISDICTION OR THE CONFLICTS OF LAWS PROVISIONS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PROVISIONS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties agrees that: (i) it shall bring any proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the proceeding is vested exclusively in the United States federal courts, such proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such proceeding in the manner provided in Section 7.01 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 7.06(b) or that any governmental order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 7.06(c).

Section 7.07. Withholding. PubCo shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as PubCo is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law; provided, however, that PubCo shall notify the Representative in advance before applying any such withholding to allow the applicable TRA Party a reasonable opportunity to provide any applicable forms, certificates or other materials that would eliminate or reduce such withholding, and PubCo will otherwise reasonably cooperate with the applicable payee to eliminate or reduce such withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by PubCo, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable TRA Party. Each TRA Party shall promptly provide PubCo, OpCo or other applicable withholding agent with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested and shall promptly provide an update of any such Tax form or certificate previously delivered if the same has become incorrect or has expired.

Section 7.08. Admission of PubCo into a Consolidated Group; Transfers of Corporate Assets.

(a) If PubCo becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state, local or foreign law, then: (i) the provisions of this Agreement shall be applied with respect to such group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of such group as a whole.

(b) If any entity that is obligated to make a TRA Payment hereunder transfers one or more assets to a corporation with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any TRA Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset, plus (i) the amount of debt to which such asset is subject, in the case of a contribution of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a contribution of a partnership interest.

Section 7.09. Confidentiality. Each TRA Party and assignee acknowledges and agrees that the information of PubCo and its Affiliates is confidential and, except in the course of performing any duties as necessary for PubCo and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, shall keep and retain in the strictest confidence and not to disclose to any Person all confidential matters, acquired pursuant to this Agreement, of PubCo or any Person included within PubCo’s respective Affiliates and successors and the other TRA Parties. This Section 7.09 shall not apply to (i) any information that has been made publicly available by PubCo or any of its Affiliates, becomes public knowledge (except as a result of an act of such TRA Party in violation of this Agreement) or is generally known to the business community, (ii) any information that any TRA Party is permitted to access pursuant to any other applicable agreement or arrangement and that such TRA Party is permitted to disclose pursuant to the terms of any other such applicable agreement or arrangement and (iii) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party (and each employee, representative or other agent of such TRA Party) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of (x) PubCo and (y) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Parties relating to such tax treatment and tax structure.

Section 7.10. Change in Law. Notwithstanding anything herein to the contrary, if, as a result of or, in connection with an actual or proposed change in Tax law, a TRA Party reasonably believes that the existence of this Agreement could have material adverse Tax consequences to such TRA Party or any direct or indirect owner of such TRA Party, then at the written election of such TRA Party in its sole discretion (in an instrument signed by such TRA Party and delivered to PubCo) and to the extent specified therein by such TRA Party, this Agreement (i) shall cease to have further effect and shall not apply to an Exchange with respect to such TRA Party occurring after a date specified by such TRA Party, or (ii) may be amended in a manner reasonably determined by such TRA Party; provided, that such amendment shall not result in an increase in any payments owed by PubCo under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment; provided, further, that such amendment shall not have any adverse effect on any other TRA Party.

Section 7.11. Independent Nature of Rights and Obligations. The rights and obligations of each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than PubCo). Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and PubCo acknowledges that the TRA Parties are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

Section 7.12. Representative. By executing this Agreement, each of the TRA Parties shall be deemed to have irrevocably appointed the Representative as its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Parties which may be necessary, convenient or appropriate to facilitate any matters under this Agreement, including: (i) execution of the documents and certificates required pursuant to this Agreement; (ii) except to the extent provided in this Agreement, receipt and forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) any and all consents, waivers, amendments or modifications deemed by the Representative to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) taking actions the Representative is authorized to take pursuant to the other provisions of this Agreement; (vi) negotiating and compromising, on behalf of such TRA Parties, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement and executing, on behalf of such TRA Parties, any settlement agreement, release or other document with respect to such dispute or remedy; and (vii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Parties in connection with this Agreement and paying any fees related thereto on behalf of such TRA Parties, subject to reimbursement by such TRA Parties. The Representative may resign upon 30 days’ written notice to PubCo, provided that the Representative has found a replacement to become the Representative, which is acceptable to PubCo in its reasonable discretion. If PubCo determines in its reasonable discretion that such replacement is not acceptable, PubCo shall identify a replacement to become the Representative, which is acceptable to the resigning Representative in its reasonable discretion. If the resigning Representative determines in its reasonable discretion that the replacement identified by PubCo is not acceptable, the resigning Representative and PubCo shall cooperate in good faith to identify a replacement acceptable to each such party.

Section 7.13. Non-Recourse. Unless expressly agreed to otherwise by the parties in writing, this Agreement may only be enforced against, and any proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement may only be brought against the Persons expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other representative of any party or of any Affiliate of any party, or any of their respective successors, representatives and permitted assigns, shall have any liability or other obligation for any obligation of any party under this Agreement or for any proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement; provided, however, that nothing in this Section 7.13 shall limit any liability or other obligation of the parties for breaches of the terms and conditions of this Agreement.

Section 7.14. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.15. Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, and Subsection references used in this Agreement are to the preamble recitals, articles, sections and subsections to this Agreement unless otherwise specified herein or context otherwise requires.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); and (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e) When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.

(f) Unless otherwise specified herein or context otherwise requires, all references to (i) any contract, other agreement, document or instrument (excluding this Agreement) mean such contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 7.02) as amended or otherwise modified from time to time in accordance with Section 7.03.

(g) All references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement as of the applicable date or during the applicable period of time, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision as of the applicable date or during the applicable period of time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith by a governmental entity.

(h) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, OpCo, PubCo and each TRA Party have duly executed this Agreement as of the date first written above.

Symbotic Inc.
By: [•]

By:
Name:
Title:

Symbotic Holdings LLC
By: [•]

By:
Name:
Title:

TRA PARTIES [•]

By: [•]

By:
Name:
Title:

[Signature page to Tax Receivable Agreement]

Exhibit F

Form of Registration Rights Agreement

(see attached)

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among (a) [SVF Investment Corp. 3][Symbotic, Inc.], a Delaware corporation (the “Company”), (b) SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), (c) Michael Tobin, Michael Carpenter and Cristiana Falcone (collectively, the “SPAC Independent Directors”), (d) the equityholders of the Company designated on Schedule A-1 (collectively, the “Symbotic Director Equityholders”) and (e) the equityholders of the Company designated on Schedule A-2 (collectively, the “Symbotic Officer Equityholders” and, together with the Symbotic Director Equityholders, the “Symbotic Equityholders”) and, together with the Sponsor, the SPAC Independent Directors and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, each, a “Holder” and, collectively, the “Holders”).

RECITALS

WHEREAS, on March 11, 2021, the Company consummated its initial public offering (the “IPO”) of 32,000,000 Ordinary Shares;

WHEREAS, prior to the consummation of the IPO, the Sponsor purchased 8,000,000 class B ordinary shares, 50,000 of which were transferred by the Sponsor to each of the SPAC Independent Directors appointed in connection with the IPO;

WHEREAS, the Sponsor purchased 1,040,000 Ordinary Shares in a private placement that occurred simultaneously with the closing of the IPO;

WHEREAS, the Company and the Sponsor are parties to that certain Registration Rights Agreement, dated as of March 8, 2021 (the “Existing Registration Rights Agreement”);

WHEREAS, on December 12, 2021, the Company, Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse”), Symbotic Holdings LLC, a Delaware limited liability Company (“Symbotic”) and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of the Company (“Merger Sub”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein), (i) in connection with the consummation of the Merger, SVF transferred by way of continuation from the Cayman Islands to Delaware in accordance with the Cayman Islands Companies Act and domesticate as a Delaware corporation (the “Domestication”) and (ii) Merger Sub merged with and into Symbotic (the “Merger”), with Symbotic surviving as the Surviving Company;

WHEREAS, contemporaneously with the execution and delivery of the Merger Agreement, Warehouse entered into that certain Agreement and Plan of Merger by and between Warehouse and Symbotic, pursuant to which, prior to the Merger, Warehouse merged with and into Symbotic, with Symbotic continuing as the surviving company in such merger;

WHEREAS, at the effective time of the Domestication, each Ordinary Share that was issued and outstanding immediately prior to the Domestication was converted into one share of Class A common stock of the Company, par value $0.0001 per share (the “Common Stock”) and each Class B Ordinary Share was converted into one share of Class B Common Stock of the Company, par value $0.0001 per share (the “Class B Common Stock”);

WHEREAS, upon consummation of the Merger, (i) each share of Class B Common Stock was automatically converted into a share of Common Stock, and (ii) the Company issued [•] shares of Class V-1 Common Stock and [•] Class V-3 Common Stock to the Symbotic Equityholders; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Domestication and the Merger, the Sponsor desires to amend and restate the Existing Registration Rights Agreement pursuant to Section 6.8 thereof, in order to provide the Holders with registration rights with respect to the Registrable Securities on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall mean any merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, involving the Company, including, for the avoidance of doubt, the Merger.

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York or, solely with respect to the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Class B Common Stock” shall have the meaning given in the Recitals.

“Class V-1 Common Stock” means the Company’s Class V-1 Common Stock, par value $0.0001.

“Class V-3 Common Stock” means the Company’s Class V-3 Common Stock, par value $0.0001.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals.

“Company” shall have the meaning given in the Preamble.

“Company Certificate of Incorporation” shall mean the Certificate of Incorporation filed by the Company in accordance with the Merger Agreement.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Domestication” shall have the meaning given in the Recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals.

“Form S-1 Shelf ” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.2.1.

“Form S-4” shall have the meaning given in subsection 2.2.1.

“Founder Shares” shall mean the shares of Common Stock into which the Class B Common Stock has converted in connection with the consummation of the Merger.

“Holders” shall have the meaning given in the Preamble.

“Insider Letter” shall mean that certain letter agreement, dated March 8, 2021, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.

“IPO” shall have the meaning given in the Recitals.

“Major Holders” shall mean each of the Sponsor, its Permitted Transferees and the Symbotic Major Holders.

“Merger” shall have the meaning given in the Recitals.

“Merger Agreement” shall have the meaning given in the Recitals.

“Merger Sub” shall have the meaning given in the Recitals.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus not misleading (in the case of a Prospectus, in the light of the circumstances under which they were made).

“Minimum Takedown Threshold” shall have the meaning given in subsection 2.3.3.

“Ordinary Shares” means the Company’s Class A ordinary shares, par value $0.0001 per share.

“Other Coordinated Offering” shall have the meaning given in subsection 2.5.1.

“Permitted Encumbrance” means any pledge, hypothecation or granting of a security interest in, lien on or otherwise encumbering any Registrable Securities held by such Holder as security in respect of any bona fide financing arrangements.

“Permitted Transferees” shall mean (a) with respect to the Founder Shares or Private Placement Shares, a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of any applicable lock-up to which the Registrable Securities are subject under the Insider Letter, the Sponsor Side Letter and any other applicable agreement between such Holder and the Company, and to any transferee thereafter, and (b) with respect to the Symbotic Lock-Up Shares, a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Symbotic Lock-Up Period pursuant to Section 5.1 and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Shares” means the 1,040,000 shares of Common Stock issued to the Sponsor in connection with the Merger with respect to the 1,040,000 Ordinary Shares purchased by the Sponsor in connection with the IPO.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock (including any Class B Common Stock converted into shares of Common Stock pursuant to the consummation of the Merger) or any other equity security (including the Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (b) any shares of Common Stock otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) any shares of Common Stock issued by the Company in connection with (x) the redemption by Symbotic of Symbotic Common Units owned by any Holder or (y) at the election of the Company, in a direct exchange for Symbotic Common Units owned by any Holder, in each case, in accordance with the terms of the Surviving Company LLC Agreement and the Company Certificate of Incorporation, and (d) any other equity security of the Company issued or issuable with respect to any Common Stock, as applicable, by way of a share capitalization or share subdivisions or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. Notwithstanding anything to the contrary hereunder, if a Holder and/or its Affiliates then hold shares of Class V-1 Common Stock or Class V-3 Common Stock, then each share of Class V-1 Common Stock or Class V-3 Common Stock shall be deemed to have a value equal to the value of one share of Common Stock for all purposes under this Agreement, including for purposes of determining satisfaction with the various value thresholds set forth in Section 2 of this Agreement; provided, it is understood and agreed, that under no circumstances will the Company be obligated to register shares of Class V-1 Common Stock or Class V-3 Common Stock.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any securities exchange on which the Common Stock are then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel to represent all Holders participating in any registration selected by the majority-in-interest of the Major Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration or the Major Holders initiating an Underwritten Shelf Takedown.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, a Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Side Letter” shall mean that certain letter agreement, dated December 12, 2021, by and among the Company and the Sponsor and each of the Company’s officers, directors and director nominees.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.3.2.

“Surviving Company LLC Agreement” shall have the meaning given in the Merger Agreement.

“Symbotic” shall have the meaning given in the Recitals.

“Symbotic Director Equityholders” shall have the meaning given in the Recitals.

“Symbotic Equityholders” shall have the meaning given in the Recitals.

“Symbotic Officer Equityholders” shall have the meaning given in the Recitals.

“Symbotic Common Units” means the common units of Symbotic.

“Symbotic Lock-Up Shares” means, with respect to any Symbotic Director Equityholder Symbotic Officer Equityholder, (a) any Symbotic Common Units and (b) any shares of Common Stock received by the Symbotic Equityholders after the closing of the Business Combination pursuant to a direct exchange or redemption of Symbotic Common Units held by such Symbotic Equityholders as of the closing of the Business Combination under the Surviving Company LLC Agreement.

“Symbotic Lock-Up Period” means, (a) with respect to any Symbotic Director Equityholder, the earliest of (i) one year after the Closing Date and (ii) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Common Stock and/or Class B Common Stock for cash, securities or other property, and (b) with respect to any Symbotic Officer Equityholder, the earliest of (i) 180 days after the Closing Date and (ii) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Common Stock and/or Class B Common Stock for cash, securities or other property.

“Symbotic Major Holders” means RJJRP Holdings, Inc., RBC 2021 4 Year GRAT 4 (U/A June 19, 2000), RBC Millennium Trust (U/A June 19, 2020) and Walmart Inc. and any of their Permitted Transferees.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.3.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.3.

“Underwritten Shelf Takedown Notice” shall have the meaning given in subsection 2.3.3.

“Warehouse” shall have the meaning given in the Recitals.

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of Section 2.1.4 and Section 2.2 hereof, at any time and from time to time after the date hereof, any Major Holder (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities (which for the avoidance of doubt shall be subject to any lock-up applicable to such Registrable Securities) which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within three (3) Business Days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration from each of the Sponsor, on the one hand, and the Symbotic Major Holders, on the other hand, under this subsection 2.1.1; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement; provided, further, that an Underwritten Shelf Takedown shall not count as a Demand Registration. The Company shall not be obligated to effect more than three (3) Demand Registrations during any twelve-month period. The Company shall not be obligated to effect any such Demand Registration pursuant to this subsection 2.1.3 if the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $50,000,000. Notwithstanding anything to the contrary set forth herein, the Company is not obligated to take any action to effect a Demand Registration if an Underwritten Shelf Takedown (which, for the purposes of this sentence, shall not include a Block Trade or Other Coordinated Offering) was consummated within the preceding thirty (30) days.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.2 hereof, if a majority-in-interest of the Major Holders participating in a Demand Registration so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of any Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriters selected for such Underwritten Offering by the majority-in-interest of the Major Holders participating in a Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the

Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested to be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested to be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Major Holders participating in a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1, shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date the Company consummates the Merger, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) filed in connection with a merger, share exchange or similar transaction on a Form S-4 or any similar long-form registration statement that may be available at such time (“Form S-4”), then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) Business Days after receipt of such written notice (such Registration a

“Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriters selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.2.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.3.3.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration (other than Underwritten Shelf Takedown), in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant Section 2.2 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell for its own account, if any, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata based on the respective number of Registrable Securities that each Holder has so requested exercising its rights to register its Registrable Securities pursuant to subsection 2.2.1 hereof, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause

(A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration (a) in the case of a Piggyback Registration that is not an Underwritten Offering, prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration and (b) in the case of a Piggyback Registration that is an Underwritten Offering, prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.

2.3 Shelf Registrations.

2.3.1 Form S-1 Registration. Within 45 days of the date of this Agreement, the Company shall use its commercially reasonable efforts to file a Registration on Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1 Shelf”) for a Registration of the Registrable Securities held by the Symbotic Equityholders, the Sponsor and the SPAC Independent Directors and the Company shall use its commercially reasonable efforts to cause such registration statement to become effective as promptly as reasonably practicable thereafter. Such Form S-1 Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Form S-1 Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep the Form S-1 Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Following the filing of the Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as practicable after the Company is eligible to use Form S-3.

2.3.2 If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still held by Holders, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities including on such Shelf, and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon still held by Holders. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such Registrable Securities to be so covered once annually after inquiry of the Holders.

2.3.3 At any time and from time to time after a Shelf has been declared effective by the Commission, any Major Holder may request to sell all or any portion of its Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $25,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Company shall immediately be required to provide written notice of such Underwritten Shelf Takedown (the “Underwritten Shelf Takedown Notice”) to all Holders of Registrable Securities. The Company

shall include in any Underwritten Shelf Takedown the securities requested to be included by any holder (each a “Takedown Requesting Holder”) at least 24 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such holder (including to those set forth herein). The Major Holder holding a majority-in-interest of the Registrable Securities to be included in such Underwritten Shelf Takedown shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed. For purposes of clarity, any Registration effected pursuant to this subsection 2.3.3 shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof. The Symbotic Major Holders, on the one hand, and the Sponsor, on the other hand, may each demand not more than three (3) Underwritten Shelf Takedowns pursuant to this Section 2.3.3 in any 12-month period.

2.3.4 If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Sponsor and the Takedown Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Sponsor and the Takedown Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Holders that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities of the Takedown Requesting Holders, if any, that can be sold without exceeding the Maximum Number of Securities, determined Pro Rata based on the respective number of Registrable Securities that each Takedown Requesting Holder has so requested to be included in such Underwritten Shelf Takedown.

2.3.5 Each Major Holder shall have the right to withdraw from an Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown; provided that any Symbotic Major Holder or the Sponsor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Symbotic Major Holders or the Sponsor.

2.4 Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, except in the event the

Underwriters managing the offering otherwise agree by written consent, provided, that (i) each such Holder shall sign a lock-up agreement that contains restrictions that are no more restrictive than the restrictions contained in the lock-up agreements executed by any other Holder of Registrable Securities participating in such Underwritten Offering, (ii) such lock-up agreement shall not restrict the Transfer of Registrable Securities for more than forty-five (45) days after the date of the underwriting agreement executed with the managing underwriter of such offering and (iii) such lock-up agreement shall not restrict (a) Transfers to Permitted Transferees or (b) any Permitted Encumbrance. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.5 Block Trades; Other Coordinated Offerings.

2.5.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Major Holder requesting an Underwritten Shelf Takedown wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $10,000,000 or (y) all remaining Registrable Securities held by the Major Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Major Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence. The Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Major Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.5.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Major Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a withdrawal notice to the Company and the Underwriter or Underwriters or placement agents or sales agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.5.2.

2.5.3 Any Registration effected pursuant to Section 2.5 shall be deemed an Underwritten Shelf Takedown and within the cap on Underwritten Shelf Takedowns provided in the last sentence of Section 2.3.3. Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Major Holder pursuant to this Agreement. The Holder of a majority-in-interest of the Registrable Securities participates in a Block Trade shall have the right to select the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.5.4 In connection with any Block Trade or Other Coordinated Offering, each Holder participating in such Block Trade or Other Coordinated Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such Block Trade or Other Coordinated Offering), without the prior written consent of the Company provided, that (i) each such Holder shall sign a lock-up agreement that contains restrictions that are no more restrictive than the restrictions contained in the lock-up agreements executed by any other Holder of Registrable Securities participating in such Block Trade or Other Coordinated Offering, (ii) such lock-up agreement shall not restrict the Transfer of Registrable Securities for more than forty-five (45) days after the date of the underwriting agreement executed with the managing underwriter of such offering and (iii) such lock-up agreement shall not restrict (a) Transfers to Permitted Transferees or (b) any Permitted Encumbrance.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date the Company consummates the Merger the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (other than by way of a document incorporated by reference) furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time, when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders; provided, however, that unless counsel for the Company is otherwise providing opinions with respect to a Holder participating in such offering, such counsel shall not be required to provide any opinions with respect to any Holder;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission); and

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “test the water” or “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering.

3.2 Registration Expenses. Except as otherwise expressly provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue the disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend the use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) consecutive days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to the Company), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Cooperation. Except as my be prohibited by the Insider Letter, the Company shall provide reasonable and customary cooperation with any Holder with respect to any Permitted Encumbrance, including directing any transfer agent to remove any legends from such securities which would hinder the ability of any lender (or its affiliates) from foreclosing upon and selling, disposing of or otherwise transferring any securities subject to a Permitted Encumbrance; provided that the applicable Holder shall provide reasonable and customary cooperation and information to the Company in connection with any such Permitted Encumbrance.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of a material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall, except in the case of fraud or willful misconduct by such indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

SYMBOTIC COMMON UNIT LOCK-UP

5.1 Subject to Section 5.2 hereof, each of the Symbotic Equityholders agrees that they shall not Transfer any Symbotic Lock-Up Shares until the end of the applicable Symbotic Lock-Up Period.

5.2 Notwithstanding the provisions set forth in Section 5.1, the Symbotic Equityholders and their respective Permitted Transferees may Transfer the Symbotic Lock-Up Shares during the Symbotic Lock-Up Period: (i) to the Company’s or Symbotic’s officers or directors, any affiliate or family member of any of the Company’s or Symbotic’s officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the Surviving Company LLC Agreement; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

5.3 If any Symbotic Lock-Up Shares bear a legend (including a notation in the Company’s stock ledger or other books and records in the case of uncertificated securities) that they are subject to the restrictions on transfer set forth herein, then, upon the termination of the Symbotic Lock-up Period, the Company shall use commercially reasonable efforts to promptly cause such legend to be removed.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: c/o Symbotic, 200 Research Drive, Wilmington,. MA 01887, Attention: Corey Dufresne, with copy to; Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004 and 1870 Embarcadero Road, Palo Alto, CA 94303, Attention: Robert W. Downes, George Sampas and Matthew B. Goodman, Email: downesr@sullcrom.com, sampasg@sullcrom.com, and goodmanm@sullcrom.com, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of any applicable lock-up to which the Registrable Securities are subject, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.5 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.7 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE SPONSOR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

6.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.10 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.12 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person, other than pursuant (i) to that certain Forward Purchase Agreement, entered into in connection with the IPO, by and between the Company and the forward purchasers and (ii) those certain subscription agreements entered into by and between the Company and certain investors on December 12, 2021 in connection with the execution of the Merger Agreement. Further, the Company represents and warrants that, other than the registration rights identified in the prior sentence, this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.13 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement, (ii) the date as of which no Registrable Securities remain outstanding and (iii) with respect to any individual Holder, the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

SVF INVESTMENT CORP. 3

By:
Name:
Title:

SPONSOR:

SVF SPONSOR III (DE) LLC

By:
Name:
Title:

SPAC INDEPENDENT DIRECTORS:

SYMBOTIC EQUITYHOLDERS [•]

By:
Name:
Title:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

Exhibit G

For of SVF Incentive Plan

(see attached)

Exhibit H

For of SVF Employee Stock Purchase Plan

(see attached)

Exhibit I

Form of Company Written Consent

(see attached)

Exhibit 10.1

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 12th day of December, 2021, by and among SVF Investment Corp. 3, a Cayman Islands exempted company (which shall be domesticated as a Delaware corporation prior to the Effective Time) (the “Issuer”) and the undersigned (“Subscriber” or “you”). Unless context otherwise requires, defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Issuer, Saturn Acquisition (DE) Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), Symbotic Holdings LLC, a Delaware limited liability company (the “Company”), and Warehouse Technologies LLC (“Warehouse”), a New Hampshire limited liability company, will, immediately following the execution of this Subscription Agreement and on the date hereof, enter into that certain Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, inter alia, the Merger Sub will be merged with and into the Company, with the Company surviving as a subsidiary of the Issuer (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, prior to the Effective Time, the Issuer will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and Article 206 of the Cayman Islands Companies Law (2018 Revision) (the “Domestication”), and in connection with the Domestication and the other transactions contemplated by the Merger Agreement, change its name to Symbotic Inc.. As part of the Domestication, each Class A ordinary share, par value $0.001 per share, of the Issuer (“Class A ordinary share”) shall convert into one share of common stock, par value $0.001 per share, of the Issuer (“Common Stock”); and

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, following the Domestication and immediately prior to the consummation of the Merger, that number of (i) shares of Common Stock set forth on the signature page hereto (the “Shares”) for a purchase price of $10.00 per share (the “Per Share Price”) for the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein.

WHEREAS, on or about the date of this Subscription Agreement, Issuer is entering into subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Subscribers”), severally and not jointly, pursuant to which such Other Subscribers have agreed to purchase, inclusive of the Shares, an aggregate amount of up to 20,500,000 shares of Common Stock on the closing date of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined herein), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants (for itself and for each account for which Subscriber is acquiring the Shares) to the Issuer and the Placement Agents (as defined below) and acknowledges, understands and agrees with the Issuer and the Placement Agents as follows:

2.1.1 Subscriber has been duly formed or incorporated and is validly existing in good standing (if such concept is applicable) under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2 This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. Assuming the due authorization, execution and delivery of the same by the Issuer, this Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to prevent or delay Subscriber’s timely performance of its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 Subscriber (i) is (a) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933 (as amended, the “Securities Act”)), in each case, satisfying the applicable requirements set forth on Schedule I hereto and (b) an “institutional account” (as defined in FINRA Rule 4512(c)), (ii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or the laws of any jurisdiction, and (iv) has provided the requested information on Schedule I hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

2.1.5 The Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and the Shares have not been registered under the Securities Act or the laws of any jurisdiction. Subscriber understands that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of the cases of the foregoing clauses (i) through (iii) of this Section 2.1.5, in accordance with any applicable securities laws of the states and other jurisdictions of the United States and any other applicable jurisdictions, and that any certificates or book entries representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time, provided however, that the Subscriber shall be permitted to transfer, assign or sell all or a portion of the Shares to an affiliate (as such term is defined in Rule 144 promulgated under the Securities Act) of the Subscriber. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, transfer or other disposition of any of the Shares. Subscriber acknowledges and agrees that the certificate or book-entry position representing the Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“This security was originally issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and this security may not be offered, sold or otherwise transferred in the absence of such registration or an applicable exemption therefrom. The holder of this security agrees for the benefit of the issuer that (a) this security may be offered, resold, pledged or otherwise transferred, only (i) pursuant to any exemption from the registration requirements of the Securities Act, (ii) pursuant to an effective registration statement under the Securities Act, or (iii) to the issuer, in each of cases (i) through (iii) in accordance with any applicable securities laws of any state of the United States.”

2.1.6 Subscriber is purchasing the Shares directly from the Issuer. Subscriber acknowledges that no disclosure or offering document has been prepared by Goldman Sachs & Co., Deutsche Bank Securities Inc. or any of their respective Affiliates or any of the foregoing’s respective control persons, directors, officers or other employees, partners, agents or other representatives (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares. There have been no representations, warranties, covenants or agreements made to Subscriber by or on behalf of the Issuer, the Company, the Placement Agents or any of their respective Affiliates or any control persons, directors, officers or other employees, partners, agents or other representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those of the Issuer expressly set forth in this Subscription Agreement in making its investment or decision to invest in the Issuer.

2.1.7 Certain information provided or made available to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

2.1.8 None of the Placement Agents shall be liable to Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with this Subscription Agreement and the transactions contemplated thereby.

2.1.9 The Placement Agents have made no independent investigation with respect to the Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer or the Company.

2.1.10 Subscriber (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the purchase of the Shares and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, Subscriber understands that the offering meets (a) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (b) the institutional customer exemption under FINRA Rule 2111(b).

2.1.11 Subscriber is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act.

2.1.12 Subscriber is able to fend for itself in the transactions contemplated herein; has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

2.1.13 Subscriber’s acquisition and holding of the Shares will not constitute a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

2.1.14 In making its decision to purchase the Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided or made available by anyone other than the Issuer concerning the Issuer or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review the Merger Agreement, the documents provided to Subscriber in the electronic dataroom and such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, the Company and the Transactions. Subscriber has independently made its own assessment and decision to purchase the Shares and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Subscriber acknowledges that it has carefully reviewed the documents provided and/or made available to Subscriber by the Issuer and the Company. Subscriber acknowledges that no statement or printed material which is contrary to the investor presentation provided to Subscriber has been made or given to Subscriber by or on behalf of the Issuer. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers from the Issuer, and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Subscriber further acknowledges that the information provided and/or made available to Subscriber is preliminary and subject to change, and that any changes to such information, including any changes based on updated information or changes in terms of the Transaction, shall in no way affect Subscriber’s obligation to purchase the Shares hereunder.

2.1.15 Subscriber became aware of this offering of the Shares solely by means of direct contact between Subscriber and the Issuer, the Company or a representative of the Issuer or the Company, or by means of contact from any of the Placement Agents in their capacity as such, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer, the Company or a representative of the Issuer or the Company, or by contact between Subscriber and one or more Placement Agents in their capacity as such. Subscriber has a pre-existing substantive relationship (as interpreted in guidance from the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act) with the Issuer, the Company, any of their respective representatives or the Placement Agents. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to its knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.16 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Issuer’s filings with the Commission. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision and Subscriber has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares, the Transactions, the Merger Agreement, and the transactions contemplated hereby or thereby. Subscriber will not look to the Placement Agents for all or part of any such loss or losses Subscriber may suffer, is able to sustain a complete loss on its investment in the Shares.

2.1.17 Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that its purchase of such Shares (i) is fully consistent with its financial needs, objectives and condition and (ii) is a fit, proper and suitable investment for Subscriber notwithstanding the substantial risks inherent in investing in or holding the Shares, and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.18 Subscriber has not relied on any statements, representations, warranties or other information provided or made available by or on behalf of the Placement Agents concerning the Issuer, the Company, the Transactions, the Merger Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

2.1.19 Subscriber acknowledges that the Placement Agents in their capacity as such: (i) are each acting solely as the Issuer’s Placement Agent in connection with the Transactions and are not acting as underwriters or in any other capacity, except as otherwise set forth herein, and are not and shall not be construed as a fiduciary for Subscriber, the Company or any other person or entity in connection with the Transactions, (ii) have not made nor make any representation or warranty, express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, (iii) will have no responsibility with respect to (a) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person or entity) of any thereof, or (b) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning, the Issuer, the Company or the Transactions, (iv) have not acted as Subscriber’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (v) may have existing or future business relationships with the Issuer and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares, and (vi) shall have no liability or obligation (including for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person or entity claiming through Subscriber, in respect of the purchase of Shares or the Transactions.

2.1.20 Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and Subscriber has not relied on any investigation that the Placement Agents or any person or entity acting on their behalf have conducted with respect to the Shares, the Issuer or the Company. Subscriber further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents.

2.1.21 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.22 Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.23 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that it has not relied on the Issuer or any of its Affiliates (the “Transaction Parties”) as the Plan’s fiduciary, or for investment advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

2.1.24 Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.25 At the Closing, Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.26 From and following the date of this Subscription Agreement through the Closing or earlier termination pursuant to the terms of Section 5, none of Subscriber, its controlled Affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled Affiliates or pursuant to any understanding with Subscriber or any of its controlled Affiliates will engage in any hedging or other transactions or arrangements (including any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by Subscriber or any other person or entity) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any securities of the Issuer prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the Issuer, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided that, for the avoidance of doubt, this Section 2.1.26 shall not apply to (i) any sale (including the exercise of any redemption right) of securities of the Issuer (a) held by Subscriber, its controlled Affiliates or any person or entity acting on behalf of Subscriber or any of its controlled Affiliates prior to the execution of this Subscription Agreement or (b) purchased by Subscriber, its controlled Affiliates or any person or entity acting on behalf of Subscriber or any of its controlled Affiliates in open market transactions after the execution of this Subscription Agreement or (ii) ordinary course, non-speculative hedging transactions. Nothing in this Section 2.1.26 prohibits any other investment portfolios of Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in this transaction (including Subscriber’s controlled Affiliates and/or Affiliates) from entering into any short sales or engaging in other hedging transactions; provided that, neither Subscriber nor any of its Affiliates with such knowledge have directed or otherwise caused such investment portfolios or other Affiliates to become involved with, enter into, or engage in, short sales or other hedging transactions involving the Issuer.

2.1.27 Subscriber acknowledges and is aware that (i) Deutsche Bank Securities Inc. will receive deferred underwriting commissions as disclosed in the Issuer’s prospectus, dated March 8, 2021, upon the closing of the Transactions, (ii) Deutsche Bank Securities Inc. may have additional roles in connection with the Transactions, including Deutsche Bank Securities Inc.’s roles as a capital markets advisor and financial advisor to the Issuer, and (iii) Goldman Sachs & Co. LLC is acting as financial advisor to the Company in connection with the Transactions. Subscriber agrees and acknowledges that none of the Placement Agents shall have any liability to Subscriber, or any person or entity claiming through Subscriber, with respect to or resulting from, any Placement Agent acting in such additional roles as described in this Section 2.1.27.

2.1.28 Subscriber has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Issuer could become liable.

2.2 Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, the Issuer hereby represents, warrants and covenants to Subscriber and the Placement Agents and agrees with Subscriber and the Placement Agents as follows:

2.2.1 The Issuer has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands, with power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing, after giving effect to the Domestication, the Issuer will be duly organized and validly existing in good standing under the laws of Delaware, with power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2 The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation, bylaws or under Delaware law.

2.2.3 This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming the due authorization, execution and delivery of the same by Subscriber, is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4 The execution, delivery and performance by the Issuer of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the business, financial condition stockholders’ equity or results of operations of Issuer and its subsidiaries, taken as a whole, or affect the validity of the Shares or prevent or materially impair the legal authority of the Issuer or its ability to enter into and perform its obligations under this Subscription Agreement (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5 As of the date hereof, the authorized share capital of the Issuer consists of: (i) 200,000,000 Class A ordinary shares, par value $0.001 per share (“Existing Class A Shares”); (ii) 20,000,000 Class B ordinary shares, par value $0.001 per share (“Existing Class B Shares”); and (iii) 1,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Shares”). As of the date hereof: (a) no Preferred Shares are issued and outstanding; (b) 28,960,000 Existing Class A Shares are issued and outstanding; and (c) 7,000,000 Existing Class B Shares are issued and outstanding. All issued and outstanding Existing Class A Shares and Existing Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights. Except for the foregoing and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Documents, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Issuer any Existing Class A Shares, Existing Class B Shares or other equity interests in Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, Issuer has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are, as of the date hereof, no stockholder agreements, voting trusts or other agreements or understandings to which Issuer is a party or by which it is bound relating to the voting of any securities of Issuer, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Transaction Agreement. There are no securities or instruments issued by or to which Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares, except that have not been or will not be validly waived on or prior to the Closing Date.

2.2.6 No registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber. The Shares (i) were not offered by a form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.7 The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission (the “SEC Documents”). Except as disclosed in the SEC Documents (including the Current Report on Form 8-K filed on November 30, 2021), none of the SEC Documents filed under the Securities Act or the Exchange Act, contained, when filed or, if amended , as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the Issuer makes no such representation or warranty with respect to any information relating to the Company or any of its Affiliates included in any SEC Document or filed as an exhibit thereto. The Issuer has timely filed each form, report, statement, schedule, prospectus, proxy, registration statement, and other document that the Issuer was required to file with the Commission since its inception . There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.8 Other than the Other Subscription Agreements, the Merger Agreement and any other agreement contemplated by the Merger Agreement and except with respect to SoftBank Group Corp. or its Affiliates, Issuer has not entered into any side letter or similar agreement with any Other Subscriber or other investor in connection with such Other Subscriber’s or other investor’s direct or indirect investment in Issuer. The Other Subscription Agreements reflect the same Per Share Price as set forth in this Subscription Agreement and do not contain terms or conditions that are more advantageous to such Other Subscriber than the Subscriber hereunder (other than (i) any such agreement with SoftBank Group Corp. or its Affiliates, (ii) terms particular to the legal or regulatory requirements of such Other Subscriber or its Affiliates, related persons or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares or (iii) such terms which are administrative in nature).

2.2.9 The issued and outstanding Existing Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Existing Class A Shares are, and the Shares will be, listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of Issuer, threatened against Issuer by Nasdaq or the Commission, respectively, to deregister the Existing Class A Shares or to prohibit or terminate the listing of the Existing Class A Shares, other than as contemplated by the Domestication. Issuer has taken no action that is designed to terminate the listing of the Existing Class A Shares on Nasdaq or the registration of the Existing Class A Shares under the Exchange Act, other than as contemplated by the Domestication. At or prior to Closing, the Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

2.2.10 Except for such matters as have not had or would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Issuer, threatened against Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Issuer.

2.2.11 Other than Placement Agents (as defined herein), Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable.

2.2.12 Issuer is not, and immediately after receipt of payment for the Shares, will not be (i), an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or a company “controlled” by an “investment company” within the meaning of the Investment Company Act, and as such subject to registration as an “investment company” under the Investment Company Act or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act.

2.2.13 Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Issuer of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 7 of this Subscription Agreement; (iv) those required by Nasdaq, including with respect to obtaining approval of Issuer’s stockholders; and (vi) any filing, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.14 Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. Issuer has not received any written communication from a governmental entity that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

2.2.15 The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and the Subscriber effecting a pledge of Shares shall not be required to provide the Issuer with any notice thereof or otherwise make any delivery to the Issuer pursuant to this Subscription Agreement; provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge.

3. Settlement Date and Delivery.

3.1 Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the closing of the Merger (the “Closing Date”), and following the Domestication and immediately prior to the consummation of the Merger. Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five (5) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied, Subscriber shall deliver to the Issuer within two (2) Business Days after receiving the Closing Notice, the Purchase Price, by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, the Issuer shall deliver to Subscriber the Shares in book entry form, in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. Subscriber understands that, pursuant to the Domestication, the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation.

3.2 Conditions to Closing of the Issuer. The Issuer’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of the following conditions:

3.2.1 Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.2.2 Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing.

3.2.3 Closing of the Transactions. The conditions set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or, to the extent permitted by applicable law, waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Merger Agreement, provided that such conditions are capable of being satisfied at the closing of the Transactions), and the closing of the Transactions shall have been scheduled to occur substantially concurrently with the Closing.

3.2.4 Legality. No Governmental Entity or regulatory body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) or rule that is in effect and makes illegal or otherwise prohibits the consummation of the Subscription.

3.3 Conditions to Closing of Subscriber. Subscriber’s obligation to purchase the Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

3.3.1 Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date), with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.3.2 Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing.

3.3.3 Closing of the Transactions. The conditions set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or, to the extent permitted by applicable Law, waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Merger Agreement, provided that such conditions are capable of being satisfied at the closing of the Transactions), and the closing of the Transactions shall have been scheduled to occur substantially concurrently with the Closing.

3.3.4 Legality. No Governmental Entity or regulatory body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and makes illegal or otherwise prohibits the consummation of the Subscription and no regulatory or Governmental Entity shall have instituted or threatened in writing a proceeding, action, suit, inquiry, arbitration, investigation or litigation seeking to impose any such injunction or prohibition, and no regulatory or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prohibition.

3.3.5 Changes to Agreements. (i) No amendment or modification of, or waiver under, the Merger Agreement shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent (it being understood that a waiver of the condition set forth in Section 8.3(f) of the Merger Agreement shall be deemed to materially and adversely affect the benefits Subscriber expects to receive, provided however such waiver will not require consent if the condition set forth in Section 8.3(f) of the Merger Agreement would be satisfied assuming the Subscriber funds its obligations pursuant to this Subscription Agreement); and (ii) no amendment, modification or waiver of one or more of the Other Subscription Agreements (including via side letter or other agreement) that materially economically benefits one or more Other Subscribers shall have occurred unless the Subscriber has been offered substantially the same benefits.

3.3.6 Nasdaq. No suspension by the Nasdaq of the qualification of the Shares for offering or sale or trading in the United States, or initiation or threatening of any proceedings by the Nasdaq for any of such purposes, shall have occurred and the Shares shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

4. Registration Statement.

4.1 The Issuer agrees that, within fifteen (15) Business Days after the consummation of the Transactions (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that if the

Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations; provided, further, that the Issuer’s obligations to include the Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Shares as required by Commission rules for a Registration Statement or as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to the Issuer (or its successor) upon request to assist the Issuer in making the determination described above. The Issuer may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after the Issuer becomes eligible to use such Form S-3. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Issuer shall amend such Registration Statement or file a new Registration Statement to register such additional Shares and cause such amendment or Registration Statement to become effective as promptly as practicable. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4. For purposes of this Section 4, “Shares” shall mean, as of any date of determination, the Shares and any other equity security issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and shall include any person to whom the rights under this Section 4 shall have been duly assigned under Section 6.5.

4.2 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following:

(i) Subscriber ceases to hold any Shares; (ii) the date all Shares held by Subscriber may be sold without restriction under Rule 144, including any volume and manner of sale restrictions which may be applicable to Affiliates under Rule 144, and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable); and (iii) two years from the Effectiveness Date of the Registration Statement;

4.2.2 advise Subscriber within five (5) Business Days:

(a) when a Registration Statement or any post-effective amendment thereto has been filed or has become effective;

(b) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

provided, however, notwithstanding anything to the contrary set forth in this Subscription Agreement, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

4.2.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4 upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

4.2.5 use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock is then listed;

4.2.6 if the Shares are either eligible to be sold (A) pursuant to an effective Registration Statement or (B) without restriction under, and without the Issuer being in compliance with the current public information requirements of, Rule 144, then at the Subscriber’s request, the Issuer shall use its commercially reasonable efforts to cause its transfer agent to remove any remaining restrictive legend set forth on such Shares within five (5) Business Days of a request by Subscriber. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly use its commercially reasonable efforts to cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such shares without any such legend; provided, that Subscriber shall promptly provide such representation letters as may be reasonably requested by the Issuer’s counsel or the Transfer Agent in support of such opinion;

4.2.7 for so long as Subscriber holds the Shares, Issuer will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Subscriber to resell the Shares pursuant to Rule 144; and

4.2.8 use its commercially reasonable efforts to take all other steps necessary to effect the registration and sale of the Shares contemplated hereby.

4.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer’s board of directors reasonably believes would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than forty five (45) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (a) to the extent Subscriber is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (b) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4 Subscriber may deliver written notice (including via email in accordance with this Subscription Agreement) (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 4; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least three (3) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.4) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) Business Day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

4.5 The Issuer shall, notwithstanding the termination of this Subscription Agreement, indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), its control persons, directors, officers or other employees, partners, advisers and agents or other representatives, to the fullest extent permitted by applicable Law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder in connection with any sale pursuant to the Registration Statement.

4.6 Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, its control persons, directors, officers or other employees, partners, and agents or other representatives, to the fullest extent permitted by applicable Law, from and against all Losses as incurred that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein. In no event shall the liability of Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

4.7 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or any entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of the indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.8 If the indemnification provided under this Section 4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 4 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.8 from any person or entity who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 4.8 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, and (iii) July 10, 2022 if the Closing shall not have occurred on or before such date; provided, that such date shall be extended to September 8, 2022 if the Initial Outside Date (as defined in the Merger Agreement as of the date hereof) is extended pursuant to Section 9.2(a) of the Merger Agreement (as set forth in the Merger Agreement as of the date hereof); provided, further, that nothing herein will relieve any party from liability for any Willful Breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall as promptly as practicable notify Subscriber of the termination of the Merger Agreement after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 5, any monies paid by the Subscriber to the Issuer in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transactions shall have been consummated.

6. Miscellaneous.

6.1 Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1 Subscriber acknowledges that the Issuer and, solely with respect to Section 2, Section 6 and Section 9 hereof, the Placement Agents, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified as to materiality or Subscriber Material Adverse Effect, in which case Subscriber shall notify the Issuer and the Placement Agents if they are no longer accurate in any respect). Subscriber further acknowledges and agrees that each of the Placement Agents is a third-party beneficiary of Section 2, Section 6 and Section 9 hereof. Subscriber acknowledges and agrees that the purchase by Subscriber of Shares from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

6.1.2 Each of the Issuer, the Company, Subscriber and the Placement Agents are each entitled to rely upon this Subscription Agreement and are irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, with written notice provided to the other parties; provided, however, that the foregoing clause of this Section 6.1.2 shall not give the Issuer, the Company or the Placement Agents any rights other than those expressly set forth herein.

6.1.3 The Issuer may request from Subscriber such additional information as the Issuer may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Issuer agrees to keep such information provided by Subscriber confidential (except to the extent required to be disclosed by applicable law, including in connection with any filings required to be made with the Commission or Nasdaq, in which case, to the extent permitted by applicable law and commercially practicable, the Issuer shall provide prior written notice to Subscriber of such disclosure).

6.1.4 Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other automated message, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person or entity may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto; and

(ii) if to the Issuer, to:

Softbank Investment Advisors

Legal

1 Circle Star Way

San Carlos, CA 94070

Attn:       General Counsel

Email:     legal@softbank.com

with a required copy (which copy shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10023

Attn:         Jeffrey D. Marell;

                 David S. Huntington

Email:       jmarell@paulweiss.com;

        dhuntington@paulweiss.com

6.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4 Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided, that Section 2, Section 6.1.1, Section 6.1.2, this Section 6.4, Section 6.6.1, Section 6.6.2 and Section 9 of this Subscription Agreement may not be amended, modified, supplemented or waived in a manner that is material and adverse to the Placement Agents without the prior written consent of the Placement Agents.

6.5 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement); provided, that, (i) for the avoidance of doubt, the completion of the Domestication shall not be deemed a transfer or assignment by the Issuer and (ii) upon written notice to the Issuer, Subscriber’s rights and obligations hereunder may be assigned to any Affiliate of Subscriber or, if Subscriber is an investment fund or account, any other investment fund or account managed by the same investment manager as Subscriber, without the prior written consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment. Any purported transfer or assignment in breach of this Section 6.5 shall be null and void ab initio. In the event of an assignment by Subscriber to an assignee pursuant to this Section 6.5, such Subscriber remains secondarily liable under this Subscription Agreement for the obligations of the assignee pursuant to this Subscription Agreement.

6.6 Benefit.

6.6.1 Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 2, Section 4.4 through Section 4.7, Section 6.1.1, Section 6.1.2, Section 6.6.1, Section 6.6.2, Section 6.4 and Section 9, this Subscription Agreement shall not confer rights or remedies upon any person or entity other than the parties hereto and their respective successors and assigns, and the parties hereto acknowledge that such persons or entities so referenced are third-party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

6.6.2 For the avoidance of doubt, the Placement Agents are express third-party beneficiaries of this Subscription Agreement, including Subscriber’s and Issuer’s representations and warranties in Section 2 and the provisions of this Section 6 and Section 9.

6.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person or entity is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s or such entity’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.10 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.11 Remedies.

6.11.1 The parties hereto agree that the parties hereto would suffer irreparable damage if this Subscription Agreement is not performed or the Closing is not consummated in accordance with its specific terms or the Subscription Agreement is otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that each of the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Issuer to cause Subscriber and the right of the Subscriber to cause the Issuer to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

6.11.2 The parties hereto acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.11.3 In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby.

6.12 Survival of Representations and Warranties. All representations and warranties made by Subscriber shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Merger, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Merger and remain in full force and effect.

6.13 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.14 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.15 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof. Whenever the word “transfer” is used, it shall be deemed to be followed by the words “including, if applicable, pursuant to the division of a limited liability company, limited partnership or other entity.”

6.16 Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7. Cleansing Statement; Disclosure.

7.1 The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K disclosing, to the extent not previously publicly disclosed, (i) any material non-public information provided by the Issuer or the Placement Agents, or their respective Affiliates, to the Subscriber and (ii) all material terms of the issuance and sale of the Shares and other transactions contemplated hereby and the Other Subscription Agreements executed and delivered at such time and the Transactions, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, the Placement Agents, or any of their respective Affiliates in connection with the transactions contemplated hereby.

7.2 Subscriber agrees to the publication and disclosure in (x) the Form 8-K filed by the Issuer with the Commission in connection with the execution and delivery of the Business Combination Agreement, the Proxy Statement or any other filing with the Commission pursuant to applicable securities laws, in each case, only to the extent required by the federal securities laws or the Commission or upon its prior written consent, and (y) any other documents or communications provided by the Issuer to any Governmental Authority or to securityholders of the Issuer, in each case, only to the extent required by applicable law or the Commission or any other Governmental Authority, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer or the Subscriber, a copy of this Subscription Agreement; provided that, to the extent permitted by applicable law and feasible under the circumstances, the Issuer shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure under the foregoing clauses (x) and (y), and shall reasonably consult with Subscriber regarding such disclosure. Other than as set forth in the immediately preceding sentence, without Subscriber’s prior written consent, the Issuer will not publicly disclose the name of Subscriber or any of its Affiliates or investment advisers, other than to the Issuer’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber will promptly provide any information reasonably requested by the Issuer that is necessary for any regulatory application or filing to be made or approval required in connection with the Transactions (including filings with the Commission), to the extent readily available and, if such information is not already public, the Issuer agrees to keep such information confidential and disclose only such information as is required with respect to such filing.

8. Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has read the SVF Trust Agreement and understands that the Issuer has established the trust account described therein (the “Trust Account”) for the benefit of the Issuer’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Subscriber further acknowledges and agrees that the Issuer’s sole assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, for and in consideration of the Issuer entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and notwithstanding anything to the contrary in this Subscription Agreement, the Merger Agreement or the Transaction Documents, Subscriber (on behalf of itself and its Affiliates) hereby irrevocably waives any past, present or future claim of any kind against, and any right to access, the Trust Account (including any distributions therefrom), any trustee of the Trust Account or the Issuer to collect from the Trust Account (including any distributions therefrom) any monies that may be owed to it by the Issuer or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account (including any distributions therefrom) at any time, in connection with this Subscription Agreement (the “Released Claims”), including for any knowing and intentional material breach by any of the parties to this Subscription Agreement of any of its representations or warranties as set forth in this Subscription Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Subscription Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer. Nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest in or claim (i) to assets held outside the Trust Account, for specific performance or other equitable relief, or (ii) to assets for funds that are released from the Trust Account and any assets that have been purchased or acquired with any such funds, or (iii) to funds held in the Trust Account by virtue of Subscriber’s record or beneficial ownership of shares of Common Stock of the Issuer acquired by any means other than pursuant to this Subscription Agreement. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Issuer and its Affiliates to induce the Issuer to enter in this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its Affiliates under applicable Law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of the Released Claims, which proceeding seeks, in whole or in part, monetary relief against the Issuer or its Representatives, Subscriber hereby acknowledges and agrees that Subscriber’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything to the contrary in this Subscription Agreement, the Merger Agreement, or any Transaction Document, this Section 8 shall survive indefinitely, including the termination of this Subscription Agreement for any reason.

9. Non-Reliance and Exculpation. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including the Issuer, the Company, any of their respective Affiliates or, any control persons, directors, officers or other employees, partners, agents or other representatives of any of the foregoing, or the Placement Agents), other than the statements, representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber acknowledges and agrees that none of (i) any Other Subscriber (including its Affiliates or any control persons, directors, officers or other employees, partners, agents or other representatives), (ii) the Placement Agents, or (iii) any party to the Merger Agreement other than Issuer or any Non-Party Affiliate, shall have any liability or obligation to Subscriber, or any person or entity claiming through Subscriber, pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder or with respect to any claim (whether in tort, contract or otherwise) for breach of this

Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, the Placement Agents or any Non-Party Affiliate concerning the Issuer, the Company, the Placement Agents, any of their controlled Affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future director, officer or other employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Issuer, the Company, the Placement Agents or any of the Issuer’s, or the Company’s or the Placement Agents’ controlled Affiliates or any family member of the foregoing.

10. Several Obligations. The obligations of the Subscriber and each Other Subscriber are several and not joint, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute the Subscriber and any Other Subscriber as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.

11. Tax Matters. Subscriber agrees to complete and return with this Subscription Agreement, and to update as necessary, an executed Internal Revenue Service (“IRS”) Form W-9 or W-8, as applicable. Subscriber further agrees that, in the event that (i) the information contained on such IRS Form W-9 or W-8 is no longer true and correct or (ii) upon reasonable request of the Issuer, Subscriber will provide a new IRS Form W-9 or W-8 to the Issuer.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ISSUER:

SVF INVESTMENT CORP. 3

By:
Name:
Title:

Accepted and agreed this 12th day of December, 2021. SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: December 12, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Shares subscribed for:

Aggregate Purchase Price: $______________

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

Exhibit 10.2

December 12, 2021

Softbank Investment Advisors

Legal

One Circle Star Way

San Carlos, CA 94070

Re:	Equityholders Support Agreement

Ladies and Gentlemen:

This letter (this “Equityholders Support Agreement”) is being delivered to you in accordance with that Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation from the Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”), and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of SVF (“Merger Sub”) and the transactions contemplated thereby (the “Business Combination”), from the undersigned individuals (each, an “Insider” and collectively, the “Insiders”). Certain capitalized terms used herein are defined in paragraph 4 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Insiders are currently, and as of the Closing will be, the record owners of outstanding Company Common Units, with the Insiders’ ownership as of the date hereof detailed on Schedule A hereto.

In order to induce the Acquiror to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Insider hereby agrees, at all times prior to any valid termination of the Merger Agreement pursuant to its terms, with the Acquiror as follows:

1)	Each Insider irrevocably agrees that it, he or she or they shall:

a)

as promptly as reasonably practicable (and in any event, within 48 hours) after the Registration Statement becomes effective under the Securities Act, validly execute and deliver to the Company in respect of all Company Common Units owned by it, him or her or them (collectively, all such shares, the “Covered Shares”), the Company Written Consent pursuant to Sections 304-C:60 and 304-C:156 of the NHLLCA, adopting and approving the Company Merger Agreement, the Merger Agreement and the transactions contemplated thereby, including the Company Reorganization and the Business Combination;

b)

if a meeting of the Company’s unitholders is held with respect to the Business Combination (a “Unitholders Meeting”), appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

c)

vote (or execute and return an action by written consent), or cause to be voted at any Unitholders Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger, other than with Acquiror, its shareholders and/or their respective Affiliates and Representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or Symbotic, as applicable, contained in the Merger Agreement or this Equityholders Support Agreement or result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled; and

d)

each Insider agrees not to, directly or indirectly, Transfer any of such Insider’s Covered Shares, or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of any of such Insider’s Covered Shares, provided that, notwithstanding the foregoing, any Insider may Transfer such Insider’s Covered Shares (i) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such person or to a charitable organization, or by virtue of laws of descent and distribution upon death of the individual, or pursuant to a qualified domestic relations order and (ii) in the case of an entity, to an Affiliate thereof (each of clause (i) or (ii), a “Permitted Transferee”), in each case, so long as such Permitted Transferee agrees in writing, at or prior to the time of such Transfer, to be bound by this Equityholders Support Agreement. Until the valid termination of this Equityholders Support Agreement in accordance with paragraph 13, each Insider shall not enter into any voting agreement, voting trust or similar arrangement or understanding with respect to any of such Insider’s Covered Shares, grant any proxy, consent or power of attorney with respect to any of such Insider’s Covered Shares or take any action that would make the representations and warranties of such Insider contained in this Equityholders Support Agreement untrue or incorrect, violate or conflict with such Insider’s covenants and obligations under this Equityholders Support Agreement or otherwise have the effect of restricting, preventing or disabling such Insider from performing any of its obligations under this Agreement.

Prior to the valid termination of the Merger Agreement pursuant to its terms, each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws and advisable to consummate the Business Combination on the terms and subject to the conditions set forth in the Merger Agreement.

The obligations of the Insiders specified in this paragraph 1 shall apply whether or not the Business Combination or any action described above is recommended by the board of managers of the Company.

2)

Each Insider hereby agrees and acknowledges that: (i) prior to any valid termination of the Merger Agreement pursuant to its terms, Acquiror would be irreparably injured in the event of a breach by any Insider of its, his or her or their obligations under paragraph 1 of this Equityholders Support Agreement; (ii) monetary damages would not be an adequate remedy for such breach; and (iii) Acquiror shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. Notwithstanding the foregoing, or anything herein to the contrary, under no circumstances shall any party to this Equityholders Support Agreement be liable for any special, incidental, consequential, exemplary or punitive damages to any other party in respect of this Equityholders Support Agreement, including any breach hereof, except to the extent such damages result from such party’s fraud or such party’s Willful Breach of this Equityholders Support Agreement.

3)

Each Insider hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any dissenters’ rights (including under Sections 304-C:160 through 304-C:172 of the NHLLCA, a copy of which is attached hereto as Schedule B) with respect to the Company Reorganization and the Business Combination.

4)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Company Common Units” shall mean the outstanding Class A Units, Class B Preferred Units, Class B-1 Preferred Units, Class B-2 Preferred Units, Class C Units and Class C-1 Units, and any securities into which such shares are converted, including, for the avoidance of doubt, any conversion from Class C-1 Units to Class C Units prior to the Company Reorganization and the Business Combination; and (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

5)

Notwithstanding anything in this Equityholders Support Agreement to the contrary, nothing in this Equityholders Support Agreement shall limit any rights any Insider has in his, her or their capacity as manager of the Company. Each Insider is executing this Equityholders Support Agreement solely in his, her, their or its capacity as a record or beneficial owner of Company Common Units, and Acquiror specifically acknowledges and agrees that each and every agreement herein by each Insider is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

6)

This Equityholders Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to each Insider. This Equityholders Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Acquiror.

7)

No Insider may, except as set forth herein or in connection with any Transfer of Covered Shares to a Permitted Transferee, assign this Equityholders Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, without the prior written consent of Acquiror (except that, following any valid termination of the Merger Agreement, no consent from Acquiror shall be required). Acquiror may not, except as set forth herein, assign this Equityholders Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, without the prior written consent of the other parties hereto. Any purported assignment or delegation in violation of this paragraph 7 shall be void and ineffectual and shall not operate to transfer, assign or delegate any interest or title to the purported assignee. This Equityholders Support Agreement shall be binding on each Insider and Acquiror and their respective successors, heirs, personal representatives and assigns and permitted transferees.

8)

Nothing in this Equityholders Support Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto any right, remedy or claim under or by reason of this Equityholders Support Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Equityholders Support Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

9)

This Equityholders Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

10)

This Equityholders Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Equityholders Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Equityholders Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

11)

This Equityholders Support Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Equityholders Support Agreement, or any instrument or other document delivered pursuant to this Equityholders Support Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 of the Merger Agreement or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this paragraph 11 or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS EQUITYHOLDERS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12)

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 12:

If to the Company or an Insider:

c/o Symbotic
200 Research Drive
Wilmington, MA 01887
Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004 and 1870 Embarcadero Road Palo Alto, CA 94303
Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to Acquiror:

Softbank Investment Advisors Legal
One Circle Star Way
San Carlos, CA 94070
Attention:	General Counsel
Email:	legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention:	Jeffrey D. Marell Austin Pollet
Email:	jmarell@paulweiss.com apollet@paulweiss.com

13)

Upon the valid termination of the Merger Agreement pursuant to its terms, this Equityholders Support Agreement shall automatically terminate and be of no force and effect; provided, however, no such termination shall relieve each Insider or Acquiror from any liability resulting from a breach of this Equityholders Support Agreement occurring prior to such termination.

14)

Each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself or themselves only) to Acquiror as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Equityholders Support Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate or company powers and have been duly authorized by all necessary corporate or company actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Equityholders Support Agreement and to perform his or her or their obligations hereunder; (iii) this Equityholders Support Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Equityholders Support Agreement, this Equityholders Support Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Equityholders Support Agreement by such Person does not, and the performance by such Person of his, her, their or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Company Common Units), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her, their or its obligations under this Equityholders Support Agreement or (C) otherwise violate any Contract to which such Person is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer); (v) there are no Proceedings pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her or their obligations under this Equityholders Support Agreement; (vi) except for fees described in Sections 3.18 and 4.16 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person or any of their respective Affiliates in connection with the Merger

Agreement or this Equityholders Support Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Equityholders Support Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Company Common Units, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Company Common Units (other than transfer restrictions under the Securities Act)) affecting any such Company Common Units, other than pursuant to (A) this Equityholders Support Agreement, (B) the Company LLC Agreement, (C) the Company Merger Agreement and the Merger Agreement or (D) any applicable securities laws; and (x) the Company Common Units identified on Schedule A are the Company Common Units owned of record or Beneficially Owned by the Insiders as of the date hereof, and none of such Company Common Units is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Company Common Units, except as provided in this Equityholders Support Agreement.

15)

If, and as often as, there are any changes in the Company or the Company Common Units by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Equityholders Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company, the Company’s successor or the surviving entity of such transaction and the Company Common Units, each as so changed.

16)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[signature pages follow]

Sincerely,

The RBC 2021 4 Year GRAT

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The RBC Millennium Trust

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: As Trustee (and not individually)

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

RJJRP Holdings, Inc.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

[Signature Page to Equityholders Support Agreement]

/s/ Perry Cohen
Perry Cohen

[Signature Page to Equityholders Support Agreement]

The Jill Cohen Mill Trust

By:	/s/ David A. Ladensohn
Name:	David A. Ladensohn
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The Kanter Family Trust

By:	/s/ Joseph P. Toce, Jr.
Name:	Joseph P. Toce, Jr.
Title:	As Trustee (and not individually)

By:	/s/ Daniel Kanter
Name:	Daniel Kanter
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The PLC Family Trust

By:	/s/ Joseph P. Toce, Jr.
Name:	Joseph P. Toce, Jr.
Title:	As Trustee (and not individually)

By:	/s/ Adam S. Levy
Name:	Adam S. Levy
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The 2014 QSST F/B/O Perry Cohen

By:	/s/ David A. Ladensohn
Name:	David A. Ladensohn
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The 2014 QSST F/B/O Rachel Cohen Kanter

By:	/s/ David A. Ladensohn
Name:	David A. Ladensohn
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

/s/ Iman Abbasi
Iman Abbasi

[Signature Page to Equityholders Support Agreement]

/s/ William M. Boyd III
William M. Boyd III

[Signature Page to Equityholders Support Agreement]

/s/ George Dramalis
George Dramalis

[Signature Page to Equityholders Support Agreement]

/s/ Robert Doucette
Robert Doucette

[Signature Page to Equityholders Support Agreement]

/s/ Corey C. Dufresne
Corey C. Dufresne

[Signature Page to Equityholders Support Agreement]

/s/ Thomas Ernst
Thomas Ernst

[Signature Page to Equityholders Support Agreement]

Acknowledged and Agreed:

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

Acknowledged and Agreed:

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

[Signature Page to Equityholders Support Agreement]

Exhibit 10.3

December 12, 2021

SVF Investment Corp. 3

One Circle Star Way

San Carlos, California 94070

and

Warehouse Technologies LLC

c/o Symbotic

200 Research Drive

Wilmington, Massachusetts 01887

Re: Certain Transaction Matters

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation from the Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), Symbotic Holdings LLC, a Delaware limited liability company, and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of the Acquiror. This letter agreement (this “Letter Agreement”) is being entered into by SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”), Acquiror and the Company in connection with the Transactions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto hereby agrees as follows:

1.	Definitions. For purposes of this Letter Agreement:

a.	“Acquiror Board” means the Board of Directors of Acquiror.

b.

“Acquiror Sale” means the occurrence of any of the following events (which, for the avoidance of doubt, shall not include the Transactions): (i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any (A) employee benefit plan of such person or member of such group and their respective subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan or (B) “person” or

“group” who, on the Closing Date, is the beneficial owner of securities of Acquiror representing more than 50% of the combined voting power of Acquiror’s then outstanding voting securities, or their Permitted Transferees), becomes the beneficial owner, directly or indirectly, of shares of common stock, preferred stock and/or any other class or classes of capital stock of Acquiror (if any) representing in the aggregate more than 50% of the voting power of all of the outstanding shares of capital stock of Acquiror entitled to vote; (ii) the stockholders of Acquiror approve a plan of complete liquidation or dissolution of Acquiror or there is consummated a transaction or series of related transactions for the sale, lease, exchange or other disposition, directly or indirectly, by Acquiror of all or substantially all of Acquiror’s assets; or (iii) there is consummated a merger, consolidation of Acquiror or similar transaction with any other Person, and immediately after the consummation of such merger, consolidation or similar transaction, the voting securities of Acquiror immediately prior to such merger, consolidation or similar transaction do not continue to represent, or are not converted into, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger, consolidation or similar transaction or, if the surviving company is a Subsidiary, the ultimate parent thereof; provided, however, that an “Acquiror Sale” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the beneficial owners of the common stock, preferred stock and/or any other class or classes of capital stock of Acquiror immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of Acquiror immediately following such transaction or series of transactions.

c.	“Founder Shares Lock-up Period” has the meaning set forth in the Insider Letter.

d.	“Insider Letter” means that certain letter agreement, dated as of March 8, 2021, by and among Acquiror, Sponsor and the Insiders.

e.	“Permitted Transfer” means the transfers contemplated by paragraph 5(d) of the Insider Letter.

f.

“Permitted Transferees” means the Persons to whom any Permitted Transfers have been made; provided, however, that such Permitted Transferees have entered into a written agreement agreeing to be bound by the transfer restrictions contained herein.

g.

“Private Placement Shares” means the shares of SVF Class A Ordinary Shares that the Sponsor purchased for an aggregate purchase price of $10,400,000, or $10.00 per SVF Class A Ordinary Share, in a private placement that occurred simultaneously with the consummation of Acquiror’s initial public offering and any securities into which such shares are converted.

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h.

“Sponsor Shares” means (i) the shares of SVF Class B Ordinary Shares and any securities into which such shares are converted in connection with the Closing and (ii) the Private Placement Shares, but for the avoidance of doubt, does not include any Surviving Pubco Class A Common Stock issued to Sponsor or any of its Affiliates on the Closing Date pursuant to a Subscription Agreement or the Forward Purchase Agreement.

i.	“Transfer” has the meaning set forth in the Insider Letter.

j.	“Vesting Period” means the time period beginning on and including the Closing Date and ending on and including the seven-year anniversary of the Closing Date.

2.	Post-Closing Lock-Up.

a.

From and after the Closing, Sponsor and each Insider agrees to comply with the restrictions on transfer set forth in paragraph 5(a) of the Insider Letter, as in effect on the date hereof as if fully set forth herein, except that (i) such provisions shall apply to the Sponsor Shares, in lieu of “Founder Shares,” mutatis mutandis, and (ii) such restrictions on transfer shall not apply to Permitted Transfers. Notwithstanding anything in this paragraph 2 to the contrary, none of the foregoing restrictions shall restrict (i) the Sponsor, each Insider or any of their Permitted Transferees from pledging, hypothecating or granting a security interest in, lien on, or otherwise encumbering Sponsor Shares (other than Founder Shares) as security in respect of any bona fide financing arrangements (each, a “Permitted Loan” and, the Sponsor Shares pledged thereunder, the “Permitted Pledged Shares”) at any time, (ii) the Sponsor, any Insider or any of their Permitted Transferees transferring such Permitted Pledged Shares to satisfy or avoid a bona fide margin call pursuant to a Permitted Loan and (iii) the ability of any lender (or its affiliate) to foreclose upon and sell, dispose of or otherwise transfer any Permitted Pledged Shares.

b.

If any Sponsor Share subject to paragraph 2 hereto bears a legend (including a notation in Acquiror’s stock ledger or other books and records in the case of uncertificated securities) that they are subject to the restrictions on transfer set forth herein or in the Insider Letter, then, upon the termination of the Founder Shares Lock-up Period or the period described in paragraph 5(c) of the Insider Letter, as applicable, Acquiror shall use commercially reasonable efforts (and Sponsor shall cooperate in good faith) to promptly cause such legend to be removed.

3.	Vesting and Forfeiture of Sponsor Shares.

a.

Designation. Of the Sponsor Shares, sixty percent (60%) are referred to herein as “Immediately Vested Sponsor Shares” and, subject to the last sentence of this paragraph 3.a, the remaining forty percent (40%) are referred to herein as “Vesting Sponsor Shares.” Of the Vesting Sponsor Shares, (i) fifty percent (50%) are referred to herein as “$12.00 Threshold Shares,” and (ii) the remaining fifty (50%) are referred to herein as “$14.00 Threshold Shares.”

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b.	Immediately Vested Sponsor Shares. From and after the Closing, the Immediately Vested Sponsor Shares shall be deemed to have vested and shall not be subject to forfeiture under this Letter Agreement.

c.

$12.00 Threshold Shares. Effective as of and conditioned upon the Closing, the $12.00 Threshold Shares shall be deemed unvested and become subject to forfeiture as set forth herein. At any time during the Vesting Period, upon the occurrence of Triggering Event I, (i) the $12.00 Threshold Shares shall be deemed to have vested and shall cease to be subject to forfeiture under this Letter Agreement and (ii) Acquiror shall (x) promptly (and in any event within two (2) Business Days) pay to the holder(s) of the $12.00 Threshold Shares all dividends and other distributions set aside pursuant to paragraph 3.h and (y) use commercially reasonable efforts (and Sponsor shall cooperate in good faith) to promptly cause any and all legends set forth on certificates representing the $12.00 Threshold Shares (or notations in Acquiror’s stock ledger or other books and records, if such shares are uncertificated) pursuant to paragraph 3.i to be removed.

d.

$14.00 Threshold Shares. Effective as of and conditioned upon the Closing, the $14.00 Threshold Shares shall be deemed unvested and become subject to forfeiture as set forth herein. At any time during the Vesting Period, upon the occurrence of Triggering Event II, (i) the $14.00 Threshold Shares shall be deemed to have vested and shall cease to be subject to forfeiture under this Letter Agreement and (ii) Acquiror shall (x) promptly (and in any event within two (2) Business Days) pay to the holder(s) of the $14.00 Threshold Shares all dividends and other distributions set aside pursuant to paragraph 3.h and (y) use commercially reasonable efforts (and Sponsor shall cooperate in good faith) to promptly cause any and all legends set forth on certificates representing the $14.00 Threshold Shares (or notations in Acquiror’s stock ledger or other books and records, if such shares are uncertificated) pursuant to paragraph 3.i to be removed.

e.	Acquiror Sale. Notwithstanding anything to the contrary set forth herein, in the event that there is an Acquiror Sale after the Closing and prior to the end of the Vesting Period:

i.

to the extent it has not already occurred, a Triggering Event I shall be deemed to occur (and the actions contemplated by paragraph 3.c shall be required to occur) on the day immediately prior to the occurrence of such Acquiror Sale if the value of the per share consideration to be received by the holders of Surviving Pubco Class A Common Stock in such Acquiror Sale (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) is greater than or equal to $12.00; provided, that if such Acquiror Sale is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Surviving Pubco Class A Common Stock receive consideration for their shares and such consideration consists only of cash at a price (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) less than $12.00 per share (a “Non-Qualifying $12.00 Acquiror Sale”), then the obligations in paragraphs 3.c, 3.d, 3.e.i and 3.e.ii shall terminate and no longer apply effective upon such Non-Qualifying $12.00 Acquiror Sale; and

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ii.

to the extent it has not already occurred, a Triggering Event II shall be deemed to occur (and the actions contemplated by paragraph 3.d shall be required to occur) on the day immediately prior to the occurrence of such Acquiror Sale if the value of the per share consideration to be received by the holders of Surviving Pubco Class A Common Stock in such Acquiror Sale (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) is greater than or equal to $14.00; provided, that if such Acquiror Sale is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Surviving Pubco Class A Common Stock receive consideration for their shares and such consideration consists only of cash at a price (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) less than $14.00 per share (a “Non-Qualifying $14.00 Change of Control”), then the obligations in paragraph 3.d and this paragraph 3.e.ii shall terminate and no longer apply effective upon such Non-Qualifying $14.00 Change of Control;

provided, further, that (A) in each of the foregoing clauses i. and ii. of this paragraph 3.e, to the extent the per share consideration to be received by holders of Surviving Pubco Class A Common Stock in such Acquiror Sale includes contingent consideration or property other than cash, the Acquiror Board shall determine the value of such consideration in good faith (valuing any such consideration payable in publicly traded securities, on a per-security basis, at the volume-weighted average price (VWAP) of such security over the 20 consecutive Trading Day period ending on (and including) the second Business Day prior to the date of the entry into the binding definitive agreement providing for the consummation of such Acquiror Sale, if there be such an agreement, or the date of such Acquiror Sale, if there is no such agreement); (B) any determination by the Acquiror Board with respect to any matters contemplated by, or related to, this paragraph 3.e, including the value of the per share consideration to be received by holders of Surviving Pubco Class A Common Stock in any Acquiror Sale, shall be made in good faith and shall be final and binding on the parties hereto; and (C) if the consideration in an Acquiror Sale is equity securities of the surviving company or one of its Affiliates that are (or will be at the closing of such Acquiror Sale) publicly traded, any remaining unvested Vesting Sponsor Shares (not otherwise vested pursuant to this paragraph 3) shall not be forfeited and instead shall be converted into similar equity securities offered in such Acquiror Sale and shall remain subject to the remaining applicable vesting triggering events set forth herein (as may be equitably adjusted to take into account the structure and consideration provided for such Acquiror Sale). For avoidance of doubt, the provisions in clauses i. and ii. of this paragraph 3.e may apply to a single Acquiror Sale, such that both the Triggering Event I and the Triggering Event II may be deemed to occur in connection with such single Acquiror Sale if the conditions set forth in both clauses i. and ii. are satisfied.

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f.

Equitable Adjustments. The number of shares set forth in paragraph 3.a and the Surviving Pubco Class A Common Stock price targets set forth in paragraphs 3.c, 3.d and 3.e, as applicable, shall be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the Surviving Pubco Class A Common Stock occurring after the Closing (other than the Transactions).

g.	Forfeiture.

i.

If the Triggering Event I has not occurred or been deemed to have occurred prior to the end of the Vesting Period, the obligations in paragraphs 3.c, 3.d and 3.e shall terminate and no longer apply and all holder(s) of the $12.00 Threshold Shares and $14.00 Threshold Shares shall, on the first (1st) Business Day thereafter, irrevocably forfeit and surrender such shares to Acquiror for no consideration as a contribution to the capital of Acquiror (including for purposes of Section 118 of the Code).

ii.

If the Triggering Event II has not occurred or been deemed to have occurred prior to the end of the Vesting Period, the obligations in paragraphs 3.d and 3.e.ii shall terminate and no longer apply and all holder(s) of the $14.00 Threshold Shares shall, on the first (1st) Business Day thereafter, irrevocably forfeit and surrender such shares to Acquiror for no consideration as a contribution to the capital of Acquiror (including for purposes of Section 118 of the Code).

h.

Rights of Holder(s) of Vesting Sponsor Shares. The registered holder(s) of any Vesting Sponsor Shares that remain unvested as of the expiration of the Vesting Period shall not be entitled to any of the rights of ownership thereof, including the right to vote and receive dividends and other distributions in respect of such Vesting Sponsor Shares. Notwithstanding the foregoing, to the extent that any dividends or other distributions are paid in cash in respect of Vesting Sponsor Shares with a payment date prior to the earlier of (x) the vesting of such Vesting Sponsor Shares upon the Triggering Event I or Triggering Event II, as applicable, or (y) the expiration of the Vesting Period, shall be set aside by Acquiror and shall be paid to the holder(s) thereof upon the vesting of such Vesting Sponsor Shares at, as applicable, the Triggering Event I or Triggering Event II (if at all).

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i.

Restrictions on Transfer; Legends. Sponsor agrees that it shall not Transfer any unvested Vesting Sponsor Shares held by Sponsor prior to the date such Vesting Sponsor Shares become vested pursuant to this paragraph 3, except in the case of a Permitted Transfer. Certificates or book entries representing unvested Vesting Sponsor Shares shall bear a legend referencing that they are subject to forfeiture and restrictions on transfer pursuant to the provisions of this Letter Agreement, and any transfer agent for Surviving Pubco Class A Common Stock will be given appropriate stop transfer orders with respect to such unvested Vesting Sponsor Shares.

4.

Waiver of Anti-Dilution Provision. Sponsor and each Insider hereby (but subject to, conditioned upon and effective as of immediately prior to the Closing) waives (for itself, and for its successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of Acquiror, adopted by special resolutions dated March 8, 2021 (as may be amended from time to time, the “Articles”), the provisions of Section 14 of the Articles to have the SVF Class B Ordinary Shares convert to Surviving Pubco Class A Ordinary Shares at a ratio of greater than one-for-one or any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of Acquiror, and in the event Sponsor or any Insider are issued any Surviving Pubco Class A Ordinary Shares at a ratio of greater than one-for-one pursuant to the Articles, then Sponsor and each Insider hereby agree to the surrender of any such excess Surviving Pubco Class A Ordinary Shares only immediately upon their issuance. The waiver and surrender specified in this paragraph 4 shall be applicable only in connection with the Transactions and this Letter Agreement (and any shares of Surviving Pubco Class A Ordinary Shares or equity-linked securities issued in connection with the Transactions and this Letter Agreement) and shall be void and of no force and effect if the Merger Agreement shall be terminated for any reason. Each party hereto acknowledges and agrees that all references to the “forfeiture” in this Letter Agreement means the surrender of shares in accordance with the Articles.

5.

Use of “SVF” Name. From and after the Closing, Acquiror shall cease all use of the name “SVF” (the “SVF Name”), including as part of its corporate name, provided that the foregoing shall not prohibit Acquiror and its Affiliates from using the SVF Name (i) in a neutral, non-trademarked manner to describe the history of Acquiror’s business, (ii) in internal legal and business records, (iii) in ordinary course disclosures, communications and external documents provided to their respective directors, officers, employees, investors, advisors, agents and representatives or (iv) as required by applicable Law. To the extent that Acquiror owns any rights, title or interest in or to the SVF Name, whether by operation of law or otherwise, at Closing, Acquiror hereby irrevocably transfers and assigns any and all such rights to Sponsor. Following the Closing Date, if any further action on the part of Acquiror is necessary to carry out the provisions of this paragraph 5, Acquiror shall use commercially reasonable efforts to take such action upon Sponsor’s reasonable request.

6.

Termination. This Letter Agreement shall terminate upon the earliest to occur of (a) the later of (i) the earlier of (x) a Triggering Event II and (y) the expiration of the Vesting Period and, in either case, the performance by Acquiror and Sponsor of the last obligation required to be performed by it following a Triggering Event II or the expiration of the Vesting Period, as applicable and (ii) the expiration of the Founder Shares Lock-up Period, (b) the termination of the Merger Agreement in accordance with its terms prior to the Closing, or (c) the time this Letter Agreement is terminated upon the mutual written

7

agreement of the parties hereto; provided, that, if the Closing occurs, paragraph 7 hereto shall survive the termination of this Letter Agreement in accordance with its terms. Upon such termination, this Letter Agreement shall forthwith become void and have no further force or effect, without any liability or other obligation on the part of any party hereto to any Person in respect of the transactions contemplated hereby, and no party shall have any claim against any other party hereto (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, that no such termination shall relieve any party hereto of any liability arising in respect of any willful and material breach of this Letter Agreement occurring prior to such termination. This paragraph 6 shall survive the termination of this Letter Agreement.

7.	Miscellaneous.

a.

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 7:

If to the Company:

c/o Symbotic

200 Research Drive

Wilmington, MA 01887

Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004 and

1870 Embarcadero Road

Palo Alto, CA 94303

Attention:	Robert W. Downes

George Sampas

Matthew B. Goodman

Email:	downesr@sullcrom.com

sampasg@sullcrom.com

goodmanm@sullcrom.com

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If to Acquiror, Sponsor or an Insider:

Softbank Investment Advisors

Legal

One Circle Star Way

San Carlos, CA 94070

Attention:	General Counsel
Email:	legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:	Jeffrey D. Marell

Austin Pollet

Email:	jmarell@paulweiss.com

apollet@paulweiss.com

b.

The provisions set forth in Sections 10.3 (Counterparts), 10.4 (Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury), 10.11 (Severability) and 10.13 (Interpretation and Construction) of the Merger Agreement are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement, mutatis mutandis.

c.

This Letter Agreement and the other agreements referenced herein (including the Insider Letter) constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor and each Insider. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Acquiror and the other parties charged with such change, amendment, modification or waiver.

d.

No party hereto may, except as set forth herein, assign either this Letter Agreement or any of its rights, interests, or obligations hereunder, other than in conjunction with Permitted Transfers, without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Sponsor, each Insider, Acquiror and the Company and their respective successors, heirs, personal representatives and assigns and Permitted Transferees.

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e.

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[The remainder of this page left intentionally blank.]

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Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

SVF SPONSOR III (DE) LLC

By:	/s/ Kokoro Motegi
Name: Kokoro Motegi
Title: Manager

/s/ Ioannis Pipilis
Ioannis Pipilis

/s/ Navneet Govil
Navneet Govil

/s/ Michael Carpenter
Michael Carpenter

/s/ Michael Tobin
Michael Tobin

/s/ Cristiana Falcone
Cristiana Falcone

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

Acknowledged and Agreed:

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

[Signature Page to Sponsor Letter Agreement]

Exhibit 10.4

December 12, 2021

Warehouse Technologies LLC

c/o Symbotic

200 Research Drive

Wilmington, Massachusetts 01887

Re:    Sponsor Support Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Support Agreement”) is being delivered to you in accordance with that Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation from the Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”), and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of SVF (“Merger Sub”) and the transactions contemplated thereby (the “Business Combination”), from SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”). Certain capitalized terms used herein are defined in paragraph 5 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Sponsor and certain Insiders are currently, and as of the Closing will be, the record owners of all of the outstanding Founder Shares and outstanding Private Placement Shares, with the Sponsor’s and Insiders’ ownership as of the date hereof detailed on Schedule A hereto.

In order to induce the Company to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each Insider hereby agrees, at all times prior to any valid termination of the Merger Agreement pursuant to its terms, with the Company as follows:

1)	The Sponsor and each Insider irrevocably agrees that it, he or she or they shall:

a)

vote any Ordinary Shares and Founder Shares owned by it, him or her or them (collectively, all such shares, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the Special Meeting;

b)	when the Special Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

c)

vote (or execute and return an action by written consent), or cause to be voted at the Special Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any Business Combination Proposal, other than with the Company, its members and/or their respective Affiliates and Representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of Acquiror, Merger Sub, the Sponsor or the Insiders, as applicable, contained in the Merger Agreement, the Subscription Agreements or this Sponsor Support Agreement or result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled;

d)

vote (or execute and return an action by written consent), or cause to be voted at the Special Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any change in business, management or the board of directors of Acquiror (other than in connection with the Business Combination and the other proposals related to the Business Combination); and

e)	not redeem any Covered Shares owned by it, him or her or them in connection with such shareholder approval or otherwise.

Prior to the valid termination of the Merger Agreement pursuant to its terms, the Sponsor and each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws and advisable to consummate the Business Combination on the terms and subject to the conditions set forth in the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions or from any third party; provided, however, that: (a) notwithstanding anything to the contrary contained herein, in no event shall the Sponsor or any Insider be required to pay any consideration to any contractual third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees; (b) all such third-party consents, registrations, approvals, clearances, permits and authorizations may not be obtained, and the respective obligation of a party to the Merger Agreement to consummate the Merger is not subject to all such third-party consents, registrations, approvals, clearances, permits and authorizations being obtained; and (c) notwithstanding anything to the contrary contained herein, and without limiting the generality of the foregoing, nothing shall be deemed to require any Affiliates of Acquiror, other than the Sponsor, to, (i) propose, negotiate, commit to or effect by

2

consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of such Affiliate, (ii) take or commit to take actions that limit the freedom of action of such Affiliate with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of such Affiliates, (iii) grant any financial, legal or other accommodation to any Person or (iv) propose, negotiate, commit to or effect any other condition, commitment or remedy of any kind.

The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not the Business Combination or any action described above is recommended by the board of directors of Acquiror.

2)

The Sponsor and each Insider hereby agrees and acknowledges that: (i) prior to any valid termination of the Merger Agreement pursuant to its terms, the Company would be irreparably injured in the event of a breach by the Sponsor or any Insider of its, his or her or their obligations under paragraph 1 of this Sponsor Support Agreement; (ii) monetary damages would not be an adequate remedy for such breach; and (iii) the Company shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. Notwithstanding the foregoing, or anything herein to the contrary, under no circumstances shall any party to this Sponsor Support Agreement be liable for any special, incidental, consequential, exemplary or punitive damages to any other party in respect of this Sponsor Support Agreement, including any breach hereof, except to the extent such damages result from such party’s fraud or such party’s Willful Breach of this Sponsor Support Agreement.

3)

The Sponsor and each Insider hereby agrees that, during the period commencing on the date hereof and ending at the earlier of the Effective Time or valid termination of the Merger Agreement pursuant to its terms, the Sponsor and each Insider shall not enter into, modify or amend any Contract (or waive any provision thereof) between or among the Sponsor or such Insider, anyone related by blood, marriage or adoption to the Sponsor or such Insider or any Affiliate of the Sponsor or such Insider (other than Acquiror and its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, that certain Forward Purchase Agreement, dated as of March 8, 2021, by and among Acquiror and SVF II SPAC Investment 3 (DE) LLC and that certain letter agreement, dated as of the date hereof, from Sponsor and the Insiders to Acquiror and the Company (the “Sponsor Agreement”), that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Sponsor Support Agreement or (y) the Company’s or Acquiror’s ability to perform or satisfy any obligation under the Merger Agreement or Subscription Agreements.

4)

During the period commencing on the date hereof and ending at the earlier of the Effective Time or valid termination of the Merger Agreement pursuant to its terms, the Sponsor and each Insider hereby waives and agrees to not perfect (in each case, for such Person and for such Person’s successors, heirs and assigns), to the fullest extent permitted by Law, any anti-dilution or similar protections with respect to the Covered Shares.

3

5)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Founder Shares” shall mean the shares of Class B ordinary shares, par value $0.0001 per share, and any securities into which such shares are converted; (iii) “Ordinary Shares” shall mean the Class A ordinary shares, par value $0.0001 per share, of Acquiror, and any securities into which such shares are converted; and (iv) “Private Placement Shares” shall mean the Ordinary Shares that the Sponsor purchased for an aggregate purchase price of $10,400,000, or $10.00 per Ordinary Share, in a private placement that occurred simultaneously with the consummation of Acquiror’s initial public offering and any securities into which such shares are converted.

6)

Notwithstanding anything in this Sponsor Support Agreement to the contrary, nothing in this Sponsor Support Agreement shall limit any rights any Insider has in his, her or their capacity as director of Acquiror pursuant to Section 7.2(b) of the Merger Agreement. Sponsor and each Insider is executing this Sponsor Support Agreement solely in his, her, their or its capacity as a record or beneficial owner of Founder Shares or Ordinary Shares, and the Company specifically acknowledges and agrees that each and every agreement herein by Sponsor and each Insider is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

7)

This Sponsor Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor and each Insider. This Sponsor Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the Company.

8)

No party hereto may, except as set forth herein, assign this Sponsor Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, other than in conjunction with transfers permitted by the Sponsor Agreement, without the prior written consent of the other parties hereto (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required). Any purported assignment or delegation in violation of this paragraph shall be void and ineffectual and shall not operate to transfer, assign or delegate any interest or title to the purported assignee. This Sponsor Support Agreement shall be binding on the Sponsor, each Insider and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

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9)

Nothing in this Sponsor Support Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Support Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Support Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10)

This Sponsor Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11)

This Sponsor Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12)

This Sponsor Support Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Sponsor Support Agreement, or any instrument or other document delivered pursuant to this Sponsor Support Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided paragraph 13 hereof or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this paragraph 12 or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5

13)

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 13:

If to the Company:

c/o Symbotic
200 Research Drive
Wilmington, MA 01887
Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004 and 1870 Embarcadero Road Palo Alto, CA 94303
Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to Acquiror, Sponsor or an Insider:

Softbank Investment Advisors Legal
One Circle Star Way
San Carlos, CA 94070
Attention:	General Counsel
Email:	legal@softbank.com

6

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention:	Jeffrey D. Marell Austin Pollet
Email:	jmarell@paulweiss.com apollet@paulweiss.com

14)

Upon the valid termination of the Merger Agreement pursuant to its terms, this Sponsor Support Agreement shall automatically terminate and be of no force and effect; provided, however, no such termination shall relieve the Sponsor, each Insider or the Company from any liability resulting from a breach of this Sponsor Support Agreement occurring prior to such termination.

15)

The Sponsor and each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself or themselves only) to the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Sponsor Support Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate or company powers and have been duly authorized by all necessary corporate or company actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Support Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Support Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Support Agreement, this Sponsor Support Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Support Agreement by such Person does not, and the performance by such Person of his, her, their or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Shares, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her, their or its obligations under this Sponsor Support Agreement or (C) otherwise violate any Contract to which such Person is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer);

7

(v) there are no Proceedings pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her or their obligations under this Sponsor Support Agreement; (vi) except for fees described in Section 4.16 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, Acquiror, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Support Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Sponsor Support Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Founder Shares and Private Placement Shares, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Shares (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Private Placement Shares, other than pursuant to (A) this Sponsor Support Agreement, (B) the certificate of incorporation of Acquiror, (C) the Merger Agreement, (D) that certain Registration and Shareholder Rights Agreement, dated as of March 8, 2021, by and among Acquiror and certain security holders, (E) the Sponsor Agreement or (F) any applicable securities laws; and (x) the Founder Shares and Private Placement Shares identified on Schedule A are the only Founder Shares or Private Placement Shares owned of record or Beneficially Owned by the Sponsor and the Insiders as of the date hereof, and none of such Founder Shares or Private Placement Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Shares, except as provided in this Sponsor Support Agreement.

16)

If, and as often as, there are any changes in Acquiror, the Founder Shares or the Private Placement Shares by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Acquiror, Acquiror’s successor or the surviving entity of such transaction, the Founder Shares and Private Placement Shares, each as so changed; provided, however, that no such adjustment shall be made in connection with the Domestication.

8

17)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[signature page follows]

9

Sincerely,

SVF SPONSOR III (DE) LLC

By:	/s/ Kokoro Motegi
Name: Kokoro Motegi
Title: Manager

/s/ Ioannis Pipilis
Ioannis Pipilis

/s/ Navneet Govil
Navneet Govil

/s/ Michael Carpenter
Michael Carpenter

/s/ Michael Tobin
Michael Tobin

/s/ Cristiana Falcone
Cristiana Falcone

[Signature Page to Sponsor Support Agreement]

Acknowledged and Agreed:

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

[Signature Page to Sponsor Support Agreement]

Exhibit 10.5

UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of December 12, 2021 (the “Effective Date”), is entered into by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (“SVF”), Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse Technologies”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”), and RJJRP Holdings, Inc., RBC 2021 4 Year GRAT 4 (U/A March 31, 2021) and RBC Millennium Trust (U/A June 19, 2000) (each, a “Seller” and collectively, “Sellers”). SVF, Warehouse Technologies, Symbotic and Sellers are referred to in this Agreement collectively as the “Parties” and each individually as a “Party”. Unless context requires otherwise, capitalized terms used herein and not otherwise defined will have the meaning set forth in the Business Combination Agreement (as defined below).

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among SVF, Warehouse Technologies, Symbotic and Saturn Acquisition (DE) Corp., a Delaware corporation (“Merger Sub”), following the Domestication and the Reorganization (defined below), Merger Sub will be merged with and into Symbotic, with Symbotic surviving as a subsidiary of SVF (as Surviving Pubco following the Domestication) (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, Sellers are party to that certain Fifth Amended and Restated Limited Liability Company Agreement of Warehouse Technologies, dated as of April 30, 2021 (the “Warehouse Technologies LLCA”);

WHEREAS, (a) RJJRP Holdings, Inc. owns 1 Class B Preferred Unit and 1 Class B-1 Preferred Unit of Warehouse Technologies, (b) RBC 2021 4 Year GRAT 4 (U/A March 31, 2021) owns 2,746,734 Class A Units of Warehouse Technologies and (c) RBC Millennium Trust (U/A June 19, 2000) owns 2,572,490 Class A Units and 73,435.5 Class C Units of Warehouse Technologies (collectively, the “Warehouse Units”);

WHEREAS, in connection with entry into the Business Combination Agreement and the consummation of the Transactions, Warehouse Technologies and Symbotic have entered into the Agreement and Plan of Merger, dated as of the date of this Agreement (the “Symbotic Merger Agreement”), pursuant to which, prior to the Merger, Warehouse Technologies will merge with and into Symbotic, with Symbotic as the surviving company in such merger (the “Reorganization”);

WHEREAS, prior to the consummation of the Transactions, (i) all or a portion of the Company Warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”); (ii) a portion of the Company Warrants may be automatically converted in accordance with their terms into restricted units of Warehouse Technologies, convertible into Company Class A Units on the terms and subject to the conditions set forth in the applicable Company Warrant (“Restricted Units”); and/or (iii) a portion of the Company Warrants may be assumed by the Surviving Company in accordance with their terms;

WHEREAS, at the Reorganization Effective Time, subject to the terms and conditions set forth in the Symbotic Merger Agreement, each outstanding Class A Unit, Class B Preferred Unit, Class B-1 Preferred Unit, Class B-2 Unit, Class C Unit and Class C-1 Unit of Warehouse Technologies, including each of the Warehouse Units, shall be converted into the right of the holders thereof to receive common units of Symbotic (“Symbotic Common Units”); and

WHEREAS, immediately following the consummation of the Transactions, following the Domestication and the Merger, SVF (as Surviving Pubco following the Domestication) has agreed to use cash in an amount equal to the Repurchase Amount to purchase a number of Symbotic Common Units from the Sellers, at a price of $10.00 per Symbotic Common Unit, from Sellers, on the terms and subject to the conditions set forth in this Agreement (the “Purchase”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Purchase of Symbotic Common Units.

1.1 Sale of Symbotic Common Units.

(a) On the terms and subject to the conditions set forth in this Agreement, following the BCA Closing, but on the Closing Date, SVF shall purchase from the Sellers an aggregate number of Symbotic Common Units equal to the Repurchase Amount (without any deductions or setoff), divided by $10.00 (such Symbotic Common Units, the “Purchase Units”), in each case, at a price of $10.00 per Purchase Unit in cash.

(b) Concurrently with the purchase of the Purchase Units, an equal number of shares of Surviving Pubco Class V-3 Common Stock (such shares, the “Purchase Shares”) held by the Sellers will automatically and simultaneously be transferred to SVF pursuant to the Surviving Pubco Certificate of Incorporation and SVF shall cancel the Purchase Shares.

(c) At least three Business Days prior to the anticipated Closing, Sellers shall notify Symbotic in writing of the allocation of the Purchase Units to be purchased from each Seller; provided that if Sellers fail to timely deliver such notice to Symbotic, Symbotic shall purchase all of the Purchase Units from RJJRP Holdings, Inc.

1.2 Closing; Deliveries.

(a) Subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Section 1.3, the closing of the purchase and sale of the Purchase Units (the “Closing”) shall take place immediately following and shall be subject to the consummation of the Transactions (the “BCA Closing”).

(b) At the Closing:

(i) SVF shall deliver or cause to be delivered to the Sellers the Repurchase Amount, by wire transfer of immediately available funds to the account or accounts designated by the Sellers to SVF at least three Business Days prior to the Closing; and

(ii) Sellers shall deliver to SVF (x) a properly completed and duly executed Internal Revenue Service Form W-9 for each Seller and (y) a duly executed assignment with respect to all of the Purchase Units in the form attached as Exhibit A hereto.

(c) At the Closing, the Parties shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement, on the terms and conditions set forth herein.

1.3 Conditions to Closing. The obligation of each Party to consummate the Closing is subject to the satisfaction (or to the extent permitted by applicable Law, the waiver by such Party) of the following conditions at or prior to the Closing (or at such other time as otherwise set forth below):

(a) the BCA Closing and the Effective Time shall have occurred; and

(b) no Governmental Entity shall have enacted, issued or promulgated any Law that has the effect of making the consummation of the transactions contemplated hereby illegal or of prohibiting or otherwise preventing the consummation of the transactions contemplated hereby.

1.4 Definitions. For purposes of this Agreement, the following terms have the meanings set forth in this Section 1.4:

(a) “Net Warrant Exercise Proceeds” means the amount of any cash received (which shall be shown as a positive number) or paid by Warehouse Technologies (which shall be shown as a negative number) on or prior to the Closing in connection with the Warrant Settlement (but, for the avoidance of doubt, not including any cash received by Warehouse Technologies with respect to the Restricted Units).

(b) “Repurchase Amount” means an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds; provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0.

2. Representations and Warranties of Sellers. Each Seller hereby represents and warrants severally, and not jointly, to SVF that:

2.1 Organization; Authority; Enforceability. Such Seller is duly organized and validly existing under the Laws of its jurisdiction of formation. Such Seller has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by other parties hereto) constitutes the valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Such Seller is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

2.2 Ownership of Units. Such Seller is the sole legal and beneficial owner of, and has good and valid title to, such Seller’s Warehouse Units as of the Effective Date and, upon consummation of the Business Consummation Agreement and the transactions set forth therein (and assuming the accuracy of the representations and warranties contained in Article IV thereof), such Seller will have good and valid title to such Seller’s Symbotic Common Units and Surviving Pubco Class V-3 Common Stock free and clear of all Liens, and such title to such Symbotic Common Units and such Surviving Pubco Class V-3 Common Stock shall duly transfer to and vest in SVF at the Closing. No Person has any present or future right to acquire all or any portion of such Seller’s Warehouse Units, Symbotic Common Units or Surviving Pubco Class V-3 Common Stock.

2.3 Noncontravention. The execution and delivery by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated by this Agreement do not (a) conflict with such Seller’s Organizational Documents, as in effect at the time of such execution and delivery and the Purchase, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or order binding on or applicable to such Seller, or (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which such Seller is a party or by which such Seller may be bound, or terminate or result in the termination of any such Contract, except, in the case of clauses (b) and (c), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the transactions contemplated by this Agreement.

2.4 No Consents. No consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Entity or other Person is required on the part of such Seller with respect to such Seller’s execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

2.5 No Other Representations and Warranties; Non-Reliance. In making its determination to enter into this Agreement, such Seller has relied on the results of its own independent investigation and solely on the representations and warranties set forth in Article 3, and has not relied on any other oral or written information provided by SVF or any of its Representatives. Except for the representations and warranties set forth in this Article 2, none of such Seller nor any Person acting on behalf of such Seller has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to such Seller and such Seller disclaims any such representation or warranty. Except for the specific representations and warranties made by SVF in Article 3, such Seller specifically disclaims that it is relying upon any other representations or warranties that may have been made by SVF.

3. Representations and Warranties of SVF. SVF hereby represents and warrants to Sellers that:

3.1 Organization; Authority; Enforceability. Until the occurrence of the Domestication, SVF is an exempted company with limited liability duly formed, validly existing and in good standing under the Laws of the Cayman Islands and upon the occurrence of the Domestication, SVF will be a Delaware corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. SVF is or will be qualified to do business and is or will be in good standing as a foreign entity in each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing (or equivalent) would not have a Material Adverse Effect. SVF has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of SVF’s obligations hereunder and the transactions contemplated hereby, have been duly approved and authorized by all requisite action on the part of the SVF Board. No other proceedings on the part of SVF (including, without limitation, any action by the SVF Board or shareholders of SVF), except for the receipt of the SVF Shareholder Approval, are necessary to approve and authorize the execution and delivery of this Agreement, the performance of SVF’s obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by SVF and (assuming the due authorization, execution and delivery by the other parties thereto) constitutes the valid and binding agreement of SVF, enforceable against SVF in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. SVF is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

3.2 Noncontravention. The execution and delivery by SVF of this Agreement and the consummation by SVF of the transactions contemplated by this Agreement do not (a) conflict with SVF’s Organizational Documents, as in effect at the time of such execution and delivery and the Purchase, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or order binding on or applicable to SVF, or (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which SVF is a party or by which SVF may be bound, or terminate or result in the termination of any such Contract, except, in the case of clauses (b) and (c), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to prevent, materially delay or materially impair the ability of SVF to consummate the transactions contemplated by this Agreement.

3.3 No Consents. No consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Entity or other Person is required on the part of SVF with respect to SVF’s execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

3.4 No Other Representations and Warranties; Non-Reliance. In making its determination to enter into this Agreement, SVF has relied on the results of its own independent investigation and solely on the representations and warranties set forth in Article 2, and has not relied on any other oral or written information provided by Seller or its representatives. Except for the representations and warranties set forth in this Article 3, none of SVF nor any Person acting on behalf of SVF has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to SVF and SVF disclaims any such representation or warranty. Except for the specific representations and warranties made by Sellers in Article 2, SVF specifically disclaims that it is relying upon any other representations or warranties that may have been made by Sellers.

4. Termination.

4.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) automatically and without any action or notice by any of the Parties, if the Business Combination Agreement shall have been terminated in accordance with Article IX thereof; and

(b) by mutual written consent of SVF and Sellers.

4.2 Notice of Termination. Each Party may exercise the right to terminate this Agreement pursuant to and to the extent required under Section 4.1 by providing written notice of termination from time to time to the other Parties, which notice shall specify the basis for termination.

4.3 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of this Article 4, this Agreement shall have no further force or effect, and there shall be no further liability on the part of any Party to any other Person in respect hereof; provided, that the covenants, obligations and agreements set forth in Article 5 (Miscellaneous) and this Section 4.3 shall survive the termination of this Agreement; provided further, that, except as otherwise provided herein, no such termination shall relieve any Party of any liability resulting from any breach of this Agreement prior to the time of such termination.

5. Miscellaneous.

5.1 Survival of Representations, Warranties and Covenants. None of the representations and warranties, or any of the covenants, obligations or agreements that are required to be performed prior to the Closing, set forth in this Agreement or in any other agreements, certificates, instruments and documents to be entered into pursuant hereto, including, without limitation, any rights arising out of any breach of such representations, warranties, covenants, obligations or agreements, shall survive the Closing. The covenants, obligations and agreements of the Parties that are required to be performed at or after the Closing pursuant to this Agreement or any other agreements, certificates, instruments and documents to be entered into pursuant hereto shall survive the Closing until fully performed.

5.2 Notices. All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. Eastern Time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 5.2, notices, demands and other communications to SVF and Sellers shall be sent to the addresses indicated below:

if to SVF, to:

Softbank Investment Advisors

Legal

One Circle Star Way

San Carlos, CA 94070

Attention: General Counsel

Email: legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Jeffrey D. Marell

Austin Pollet

Email: jmarell@paulweiss.com

apollet@paulweiss.com

if to Sellers, to:

Richard B. Cohen

c/o C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

with a copy to:

General Counsel

C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

With an additional copy to:

General Counsel

Symbotic USA

200 Research Drive Wilmington, MA 01887

Email: legal@symbotic.com

5.3 Counterparts; Electronic Delivery. This Agreement and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

5.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Neither this Agreement, nor any of the rights, interests or obligations hereunder, may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of each of SVF and Sellers, which consent shall not be unreasonably withheld, conditioned or delayed; provided that each Seller may assign or delegate any and all of its rights under this Agreement to one or more of its Affiliates without the consent of any other Party. Any purported assignment or delegation not permitted under this Section 5.4 shall be null and void ab initio.

5.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits), the Company Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than each Non-Party Affiliate enforcing its rights under Section 5.11).

5.6 Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of, first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding

arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 5.6, however, shall affect the right of any Party to serve legal process in any manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any manner provided by Law or at equity.

5.7 Trust Account Waiver. Each Seller acknowledges that SVF has established the SVF Trust Account for the benefit of its public stockholders, which holds proceeds of its initial public offering. For and in consideration of SVF entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Seller, for itself and the Affiliates it has the authority to bind, hereby irrevocably waives any past, present or future claim of any kind against, and any right to access, the SVF Trust Account (including any distributions therefrom), any trustee of the SVF Trust Account or SVF to collect from the SVF Trust Account (including any distributions therefrom) any monies that may be owed to them by SVF or any of its Affiliates for any reason whatsoever, and will not seek recourse against the SVF Trust Account (including any distributions therefrom) at any time for any reason whatsoever. Each Seller agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SVF and its Affiliates to induce SVF to enter in this Agreement, and each Seller further intends and understands such waiver to be valid, binding and enforceable against such Seller and each of its Affiliates under applicable Law. To the extent any Seller or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SVF or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SVF or its Representatives, each Seller hereby acknowledges and agrees that such Seller and its Affiliates’ sole remedy shall be against funds held outside of the SVF Trust Account and that such claim shall not permit such Seller or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the SVF Trust Account (including any distributions therefrom) or any amounts contained therein. In the event any Seller or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SVF or its Representatives, which proceeding seeks, in whole or in part, relief against the SVF Trust Account (including any distributions therefrom) or the public stockholders of SVF, whether in the form of money damages or injunctive relief, SVF and its Representatives, as applicable, shall be entitled to recover from such Seller or its Affiliates the associated legal fees and costs in connection with such action or proceeding, in the event SVF or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, this Section 5.7 shall survive indefinitely, including following the termination of this Agreement for any reason

5.8 Fees and Expenses. Each of the Parties shall be responsible for all fees and expenses incurred by such Party in connection with this Agreement and the consummation of the transactions contemplated by this Agreement, whether or not the Closing is consummated.

5.9 Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing, signed by SVF and Sellers. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other prior or subsequent default or breach or affect in any way any rights arising by virtue of any other prior or subsequent such occurrence.

5.10 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and recognize and affirm that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, unless this Agreement has been terminated, each Party agrees that each other Party shall be entitled to seek specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to seek specific enforcement of this Agreement and the terms and provisions hereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.10 shall not be required to provide any bond or other security in connection with any such injunction.

5.11 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that no Party has any rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract, equity or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or any agreements, certificates, instruments and documents delivered pursuant hereto or the transactions contemplated hereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract, equity or otherwise) based on, in respect of or by reason of such obligations or their creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith or otherwise required by this Agreement if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms, conditions and limitations set forth herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the obligations set forth herein with respect to such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 5.11.

5.12 Tax Matters. For U.S. federal income Tax purposes (and to the extent applicable, state, local and non-U.S. income Tax purposes), the Parties intend that the purchase by the Surviving Pubco of the Symbotic Common Units pursuant to this Agreement be treated as a sale by the Sellers of their Symbotic Common Units to the Surviving Pubco in a taxable transaction under Section 741 of the Code, giving rise to an adjustment to the Surviving Pubco’s tax basis in the direct and indirect assets of Symbotic pursuant to Section 743(b) of the Code. Each Party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code or a change in applicable Law after the date hereof, cause all Tax Returns to be filed on a basis consistent with the foregoing.

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
	Name:	Ioannis Pipilis
	Title:	Chairman and Chief Executive Officer

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	President

SYMBOTIC HOLDINGS LLC

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	President

[Signature Page to Unit Purchase Agreement]

SELLERS:

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

[Signature Page to Unit Purchase Agreement]

THE RBC 2021 4 YEAR GRAT (U/A MARCH 31, 2021)

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: As Trustee (and not individually)

[Signature Page to Unit Purchase Agreement]

THE RBC MILLENNIUM TRUST (U/A JUNE 19, 2000)

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: As Trustee (and not individually)

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: As Trustee (and not individually)

[Signature Page to Unit Purchase Agreement]

Exhibit 99.1

Symbotic, a Revolutionary A.I.-Enabled Technology Platform for the Supply Chain,

to Become a Public Company in Partnership with SoftBank

Combination with SVF Investment Corp. 3 Values Symbotic at an Approximate Pro Forma Equity Value of $5.5 Billion

Breakthrough Patent-Protected Technology Developed in Multi-Year Partnerships with World’s Leading Retailers Boasts an Industry-leading $5 Billion Contracted Backlog

Transaction Expected to Raise $725 Million in Gross Proceeds, including $200 Million in Committed Capital from SoftBank Vision Fund 2 and $205 Million in a Common Equity PIPE from a Select Group of Leading Strategic and Institutional Investors including Walmart

Approximately $900 Million of Committed Capital to Support Symbotic Modernizing the Global Supply Chain, a $1 Trillion Market Opportunity

WILMINGTON, Mass. and SAN CARLOS, Calif. – December 13, 2021 – Symbotic LLC (“Symbotic” or the “Company”), a revolutionary A.I.-enabled technology platform for the supply chain, and SVF Investment Corp. 3 (NASDAQ: SVFC) (“SVFC”), a special purpose acquisition company sponsored by an affiliate of SoftBank Investment Advisers (“SBIA”), today announced a definitive merger agreement expected to make Symbotic a public company listed on Nasdaq. Upon completion of the merger, which is expected in the first half of 2022, the combined company will operate under the “Symbotic Inc.” name and will trade on Nasdaq under the ticker symbol “SYM.”

Symbotic is a product movement technology platform that is adaptable to a wide range of use cases. The Company rebuilt the traditional warehouse, powered by a fleet of autonomous robots with A.I.-enabled software, to create a first of its kind physical structure that can power a customer’s entire supply chain technology platform.

“When we founded Symbotic, we set out to develop technology to make the supply chain work better for everyone. We have successfully invented and developed a truly disruptive solution that reimagines the traditional warehouse from the ground up. Not only that, but we have also proven its power in partnership with some of the world’s biggest retailers,” said Symbotic Chairman and Chief Executive Officer, Rick Cohen. “Now is the time to take Symbotic to the next level. SoftBank has tremendous experience investing in leading-edge artificial intelligence and robotics innovators, and our partnership with them will provide us with new insights, relationships and capital that will help us realize our full potential. Together, I’m confident Symbotic will be a powerful, long-term force in modernizing the supply chain to the benefit of all.”

The disruptive platform already serves some of the world’s largest retailers, grocers and wholesalers, including Walmart, Albertsons and C&S Wholesale Grocers. With the industry’s largest contracted order backlog of over $5 billion, the Company already operates systems that service over 1,400 stores in 16 states and 8 Canadian provinces. The Company expects to achieve $433 million in revenue in FY 2022, representing an increase of more than 73% year-over-year. Symbotic is expected to be a hyper-growth company as it disrupts the more than $1 trillion that the retail and wholesale industries spend annually on supply chain functions, realizing a revenue growth rate in excess of 80% between 2020 and 20251, with the Company’s current backlog in excess of its total projected revenue through 2025.

[1]	As of September 25, 2021; Source: Symbotic management forecast

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“We are highly impressed by how Rick and the team have built Symbotic into the remarkable, growing business and industry leader it is today,” said Yanni Pipilis, Chairman and CEO of SVF Investment Corp. 3 and Managing Partner for SBIA. “We believe Symbotic has built an exceptional platform on which to scale, building on the company’s strong revenue, balance sheet and profitability to thrive as Rick and the team continue to reimagine global supply chains.”

“Symbotic is harnessing the power of A.I. to deliver the products that customers want and need, and to bring more products to more consumers in less-time and at a lower cost,” said Vikas J. Parekh, Managing Partner for SBIA. “That this is achieved while also lowering the environmental impact is a great thing and a testament to the capabilities of Symbotic’s technology. We’re proud they chose to go public through a merger with SVFC, and we look forward to supporting the company’s growth into promising new verticals and markets.”

The Symbotic Platform

Symbotic’s A.I.-powered software acts as the conductor of a team of robots that receive, store and retrieve a virtually unlimited number of products. At the core of the system is a fleet of several hundred autonomous, intelligent, mobile robots called “Symbots.” These fully autonomous fleets of Symbots move products at speeds up to 25 mph with 99.9999% accuracy to and from random access storage structures. As products exit the system, A.I.-enabled robots use proprietary end of arm tools and vision to output cases, totes and packages at some of the fastest speeds in the industry. The system enhances storage density, increases available SKUs, reduces product damage and improves throughput and speed to customers.

Making the Supply Chain Better for Everyone

The Symbotic team works toward a mission of making the supply chain better for everyone. Workers benefit significantly from enhanced workplace safety while gaining important, widely applicable skills in robotics and technology. The platform can create a significant reduction in damage and waste due to its software that manages inventory in the system more efficiently and the Symbots’ ability to handle product in native cases with precision. In addition, the platform can be incorporated into existing operating infrastructure so customers can reap the benefits of the system without disrupting existing operations or needing to build new distribution infrastructure to accommodate automation. This extends the economic benefits of existing infrastructure, workforces and provides less disruption to surrounding communities.

Transaction Summary

The transaction values Symbotic at a pro forma enterprise value of $4.8 billion, representing 4.8x Symbotic’s forecast 2023 calendar year end estimated revenues, and a pro forma equity value of approximately $5.5 billion.

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The transaction is expected to deliver up to $725 million of primary gross proceeds, consisting of $320 million of cash in trust from SVFC, assuming no public shareholders of SVFC exercise their redemption rights, a $205 million common equity PIPE at a $10.00 per share entry price, including a $150 million PIPE participation from Walmart, and a $200 million forward purchase of common equity at $10.00 per share by an affiliate of SoftBank Vision Fund 2. The minimum cash of the transaction is fully covered by the $405 million of committed equity capital that Symbotic and SVFC have raised, reducing potential transaction uncertainty. Symbotic also expects to receive an additional $174 million in cash from Walmart by the end of December to be used for general corporate purposes as a result of Walmart gross exercising warrants it holds in the Company.

The proceeds of the transaction will enable Symbotic to accelerate its growth plans, provide Symbotic with the flexibility to continue innovating to streamline its customers’ supply chains, and to efficiently deliver on its contracted backlog while achieving its growth targets. The Company also continues to invest in innovation to expand the application of its core technology to new use cases. This includes expansion into new verticals such as auto parts, home improvement and apparel as well as entering new geographies.

At closing, assuming no public shareholders of SVFC exercise their redemption rights, existing Symbotic equity holders are expected to own 88% of the combined business, with Mr. Cohen retaining 76% ownership, Walmart retaining 9% and other holders retaining 3%. New investors will own 12%, with SPAC public shareholders owning 6%, the SVFC sponsor and its affiliates owning 5% and other PIPE investors owning 1%. Symbotic’s CEO and CFO will be subject to a one-year lock-up period post-closing.

The transaction, which was unanimously approved by the board of directors of SVFC and the board of managers of Symbotic, is subject to approval by SVFC stockholders and other customary closing conditions. At closing, Symbotic is expected to form a seven-member board of directors including executives from some of the world’s largest retailers and technology leaders.

Investor Presentation and Additional Materials

A presentation and webcast made by the management of Symbotic and SVFC regarding the transaction will be available on Symbotic’s website at https://www.symbotic.com/investor-relations. An investor presentation is furnished as an exhibit in a Current Report on Form 8-K filed by SVFC, available on the United States Securities and Exchange Commission (“SEC”) website at https://www.sec.gov.

A more detailed description of the transaction terms and a copy of the Agreement and Plan of Merger will be included in a current report on Form 8-K to be filed by SVFC with the SEC. SVFC will file a registration statement (which will contain a proxy statement/prospectus) with the SEC in connection with the transaction.

Advisors

Goldman Sachs & Co. LLC is serving as exclusive financial advisor and Sullivan & Cromwell LLP is serving as legal advisor to Symbotic. Deutsche Bank Securities is serving as exclusive financial advisor as well as capital markets advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP as legal advisor to SVFC. Goldman Sachs & Co. LLC and Deutsche Bank Securities are also serving as lead Placement Agents on behalf of SVFC.

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About Symbotic

Symbotic LLC is a robotics and automation-based product movement technology platform focused on transforming the consumer goods supply chain. The Company has spent more than a decade perfecting its warehouse automation platform to disrupt the supply chain of goods between manufacturers and consumers. Symbotic’s unique platform, with more than 250 issued patents, is an end-to-end system that reimagines every aspect of the warehouse and is fueled by a unique combination of proprietary software and a fleet of fully autonomous robots. The system enhances storage density, increases available SKUs, reduces product damage and improves throughput and speed to customers. Symbotic is rapidly growing with a pipeline to build its transformative systems for Fortune 100 retailers and wholesalers in new and existing warehouses throughout the United States and Canada. For more information about Symbotic visit https://www.symbotic.com.

About SVF Investment Corp. 3

SVF Investment Corp. 3 is a blank check company formed by an affiliate of SoftBank Investment Advisers (“SBIA”). Through the SoftBank Vision Funds, SBIA is investing up to $150 billion in many of the world’s leading technology companies, including those they helped take public such as 10X Genomics, Aurora, Auto1, Autostore, Berkshire Gray, Beike, Compass, Coupang, DiDi, Dingdong Maicai, DoorDash, Exscientia, Full Truck Alliance, Grab, Guardant Health, IonQ, JD Logistics, OneConnect, Opendoor, Paytm, PingAn Good Doctor, Policybazaar, Qualtrics, Relay Therapeutics, Roivant, Seer, Slack, Uber, View, Vir, WeWork, Zhangmen, ZhongAn Insurance and Zymergen. SBIA’s global reach, unparalleled ecosystem, and patient capital help founders build transformative businesses.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVFC, Warehouse Technologies LLC (“Warehouse”), Symbotic Holdings LLC and Saturn Acquisition (DE) Corp. SVFC intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement and a prospectus of SVFC, and each party will file other documents regarding the proposed transaction with the SEC. The definitive proxy statement/prospectus will also be sent to the stockholders of SVFC and unitholders of Warehouse, seeking any required stockholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVFC and Warehouse are urged to carefully read the entire registration statement and proxy statement prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVFC with the SEC may be obtained free of charge at the SEC’s website at https://www.sec.gov. In addition, the documents filed by SVFC may be obtained free of charge from SVFC at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents, when available, can be obtained free of charge from SVFC upon written request to SVF INVESTMENT CORP., 3, 1 Circle Star Way, San Carlos, California 9470, United States Attn: Secretary, or by calling 650-562-8100.

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PARTICIPANTS IN THE SOLICITATION

SVFC, Warehouse and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SVFC, in favor of the approval of the Merger. Additional information regarding the interests of those participants, the directors and executive officers of Warehouse and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVFC’s and Warehouse’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVFC’s final prospectus filed with the SEC on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVFC and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVFC nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVFC has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVFC’s prospectus filed with the SEC on March 10, 2021 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Merger, including approval by stockholders of SVFC and Warehouse on the expected terms and schedule; delay in closing the Merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVFC and Warehouse; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any PIPE subscription agreements entered into by SVFC in connection with the Merger; possible variances between the historical financial information Warehouse presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by SVFC’s stockholders; the effect of the announcement or pendency of the transaction on Warehouse’s

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business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Merger; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVFC to issue equity securities in connection with the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks related to SVFC’s restatement of financials, as described on a Form 8-K filed with the SEC on November 30, 2021.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVFC’s and Warehouse’s control. While all projections are necessarily speculative, SVFC and Warehouse believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVFC and Warehouse, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVFC and is not intended to form the basis of an investment decision in SVFC. All subsequent written and oral forward-looking statements concerning SVFC and Warehouse, the proposed transaction or other matters and attributable to SVFC and Warehouse or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

For Symbotic

Media

Pat Tucker / Blair Hennessy

pct@abmac.com / bth@abmac.com

212-371-5999

Investors

Jeff Evanson

VP, Investor Relations

ir@symbotic.com

978-284-8616

For SVF Investment Corp. 3

svfinvestmentcorp@softbank.com

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Exhibit 99.2

THE BACKBONE OF COMMERCE

symbotic®

SoftBank Investment Advisers

December 2021

Exhibit 99.2

Disclaimers

Cautionary Notes

This presentation (together with the information and data contained herein, "Presentation") is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Presentation has been prepared solely to assist interested parties in making their own evaluation with respect to a contemplated business combination involving Warehouse Technologies, LLC (together with any successor thereto and its subsidiaries, "Symbotic") and SVF Investment Corp. 3 ("SVF") and the related transactions (collectively, the "Contemplated Business Combination") and for no other purpose.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Contemplated Business Combination presented herein or the securities, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation or otherwise with respect to Symbotic, SVF, their respective affiliates or the Contemplated Business Combination. To the fullest extent permitted by law in no circumstances will SVF, Symbotic or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither SVF nor Symbotic has independently verified the data obtained from these sources and no representation or warranty is made as to the reasonableness of the assumptions made within or the accuracy or completeness of the data. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Contemplated Business Combination or an investment in Symbotic or SVF and is not intended to form the basis of any investment decision in Symbotic or SVF. Viewers of this Presentation should consult their own legal, regulatory, tax, business, financial and accounting advisors to the extent they deem necessary, and each viewer must make its own evaluation of Symbotic, SVF and the transactions contemplated in this Presentation and of the relevance and adequacy of the information. Viewers of this Presentation should make such other investigations as they deem necessary. References in this Presentation to our "partners" or "partnerships" with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party.

Forward Looking Statements

Use of Projections

The risk factor titles presented in this Presentation are certain of the risks related to the business of Symbotic, SVF and the Contemplated Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Symbotic and SVF with the SEC with respect to the Contemplated Business Combination.

There are many risks that could affect the business and results of operations of Symbotic, many of which are beyond its control. If any of these risks or uncertainties occurs, Symbotic's business, financial condition and/or operating results could be materially and adversely harmed. Additional risks and uncertainties not currently known or those currently viewed to be immaterial may also materially and adversely affect Symbotic's business, financial condition and/or operating results.

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Disclaimers

Use of Data
The data contained herein is derived from various internal and external sources. The data involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to the data. Further, no representation or warranty is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Neither SVF nor Symbotic assumes any obligation to update the information in this Presentation.

Financial Information; Use of Non-GAAP Financial Metrics and Other Key Financial Metrics
Certain financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by SVF with the SEC.

This Presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. Symbotic defines Adjusted EBITDA as net income (loss), adjusted for interest expense, depreciation and amortization, employee incentive plan-based compensation and income taxes and one-off non-recurring items. Maintenance capital expenditures are capital expenditures less expenditures for the planned innovation center. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this Presentation.

Symbotic believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Symbotic. Symbotic's management uses forward looking non-GAAP measures to evaluate Symbotic's projected financial and operating performance. Symbotic believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Symbotic's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Symbotic's non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Symbotic does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude items that are significant in understanding and assessing Symbotic's financial results, including significant expenses, income and tax liabilities that are required by GAAP to be recorded in Symbotic's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Symbotic about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Symbotic presents non-GAAP financial measures in connection with GAAP results. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Trademarks and Trade Names
Symbotic and SVF and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Symbotic, SVF or any of their affiliates, or an endorsement or sponsorship by or of Symbotic, SVF or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM, SM or ® symbols, but such references are not intended to indicate, in any way, that Symbotic, SVF, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names.

See Risk Factors beginning on Page 44.

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Transaction Overview BUSINESS OBJECTIVE§ To transform the supply chain with A.I. enabled technologies that increase agility and reduce resource consumption TRANSACTION STRUCTURE§ Business combination of Symbotic with SVF Investment Corp. 3 § $725MM gross proceeds, consisting of $320MM cash in trust, a $205MM PIPE ($150MM from Walmart), a $200MM FPA from SoftBank § $300MM of net proceeds to founder to redeem a portion of outstanding preferred equity § Zero-warrants SPAC, 40% of sponsor promote deferred to earnout, $200MM seller earnout ILLUSTRATIVE PRO FORMA § $4.8BN pro forma enterprise value VALUATION § Attractively-valued entry multiple for a high-growth business ILLUSTRATIVE PRO FORMA§ $705MM cash on balance sheet CAPITAL STRUCTURE § No debt or preferred equity outstanding post transaction ILLUSTRATIVE PRO FORMA § Founder (Rick Cohen, Family & Trusts) will own 76% 1 OWNERSHIP 2 § Walmart will own 9% § Other existing Symbotic holders will own 3% § SPAC public shareholders will own 6% 4 § SPAC Sponsor will own 5% § Other PIPE investors will own 1% 3 § CEO and CFO of Symbotic, in addition to Sponsor, will be subject to a one-year lock-up post close Note: $405MM in fully-committed capital exceeds the transaction’s minimum cash closing condition, reducing potential deal uncertainty risk. Assumes no redemptions. Assumes pre-transaction cash balance of $330MM, pro forma for the gross exercise of vested Walmart warrants 1 2 for $174MM. Unvested warrants are assumed by the successor company (although they may instead convert to restricted units). Ownership percentages are calculated using the treasury stock method, assuming a $10 share price. Does not include exercise of unvested 3 4 warrants or restricted units Subject to early release if the share price equals or exceeds $12.00 per share for any 20 trading days within a 30-trading-day period commencing at least 150 days after the business combination. SoftBank’s 5% ownership is comprised of 4% from the FPA, 1% from the promote shares and <1% from the shares purchased in a private placement concurrent with the SPAC IPO. 4

SoftBank + Symbotic

Yanni Pipilis

CEO,
SVF INVESTMENT CORP. 3
MANAGING PARTNER,
SOFTBANK INVESTMENT ADVISERS

Vikas J. Parekh

MANAGING PARTNER
SOFTBANK
INVESTMENT ADVISERS

Rick Cohen

FOUNDER
CHAIRMAN & CEO

Bill Boyd

CHIEF STRATEGY OFFICER

Tom Ernst

CHIEF FINANCIAL OFFICER

SoftBank Investment Advisers

symbotic

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SVF Investment Corp. 3

SVF INVESTMENT CORP. 3 OVERVIEW

SVF Investment Corp. 3 is sponsored by SoftBank Investment Advisers ("SBIA"). Through SoftBank Vision Fund 1 and 2, SBIA has invested $100+ billion in many of the world's leading technology companies.

SOFTBANK'S LEADING CAPABILITIES

01 Led by Masayoshi Son, SoftBank has 40+ years of experience in investing, operating, and capitalizing upon the shifting technology landscape

02 SBIA's 145+* investment experts across the globe will help accelerate Symbotic's rapid growth

03 Strong ecosystem with over 180+* growth-stage portfolio companies

04 Top-tier name recognition and demonstrated successful partnerships with management teams

05 Track record of driving strong public value creation

*As of June 30, 2021.

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Automation Drives Transformation

symbotic
SUPPLY CHAIN
HEALTHCARE
INTUITIVE SURGICAL
shopify
RETAIL
TRANSPORTATION
TESLA
UiPath
UNSTRUCTURED DATA MANAGEMENT

Third-party logos included herein are provided for illustrative purposes only. Inclusion of such logos does not imply affiliation with or endorsement by such firms or businesses. There is no guarantee that SVF will work with any of the firms or businesses whose logos are included herein in the future.

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SVF3's Assessment...

SUBSTANTIAL TAM
Addressing a $1T annual problem with adjacent opportunities in a rapidly changing industry

A.I. POWERED DISRUPTOR
A.I. enabled autonomous robots dramatically improve supply chain logistics. Growing deployment creates increasingly valuable operational data sets

EXCEPTIONAL TEAM
Ambitious management team; experienced in technology and supply chain; well-positioned to succeed

SUSTAINED, PROFITABLE GROWTH
Strong value proposition with increased customer penetration, customer expansion and product-led growth; significant revenue visibility with long-term retention

BROAD REACH
Symbotic platform investments expand potential opportunities across end-uses and industries, and can benefit from SoftBank's robotics domain knowledge and network symbotic

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First Principles of the $1T+ Supply Chain

ATOMIZE, BUFFER, MOVE

QUANTITY MISMATCH
TIMING MISMATCH
LOCATION MISMATCH
RESOURCE INTENSIVE
PROBLEMS
MANUFACTURERS
PALLETS & CASES
symbotic
ATOMIZE
BUFFER
MOVE
CASES & ITEMS
MICRO FULFILLMENT
HOME DELIVERY
RETAIL STORE
SOLUTIONS
ATOMIZE TO ALIGN QUANTITIES
BUFFER TO ALIGN TIMING
MOVE TO ALIGN LOCATION
REDUCE RESOURCE USE

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Manually Operated Distribution

LIMITATIONS: High operating cost, multiple touches, high damage rate, inaccuracy, injuries

80%
of U.S.
Warehouses[1]

[1] Source: DHL (2016).

10

Mechanized Distribution

LIMITATIONS: Numerous single points of failure, high maintenance costs, limited savings

15%
of U.S.
Warehouses[1]

[1] Source: DHL (2016).

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Symbotic Addresses Existential Threats

EXISTENTIAL THREATS

LABOR PRESSURES

EVOLVING OMNI-CHANNEL STRATEGIES

SKU PROLIFERATION

ADDRESSED BY

SYMBOTIC'S A.I. POWERED AUTOMATION

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Experienced, Founder-Led Team

Rick Cohen
FOUNDER
CHAIRMAN & CEO
C&S Wholesale Grocers

Bill Boyd
CHIEF STRATEGY OFFICER
C&S Wholesale Grocers
ImperialDade

Tom Ernst
CHIEF FINANCIAL OFFICER
Goldman Sachs
REALPAGE

Iman Abbasi
CHIEF HUMAN RESOURCES OFFICER
LexisNexis
Thomson Reuters

Bob Doucette
CHIEF OPERATING OFFICER

Corey Dufresne
GENERAL COUNSEL
NETEZZA
WilmerHale
Jones Walker

Mike Dunn
VICE PRESIDENT, SALES, MARKETING & PRODUCT STRATEGY
KPMG
Manhattan
FORTNA

George Dramalis
CHIEF INFORMATION OFFICER
C&S Wholesale Grocers
SHARP
KPMG

Evan Pennell
VICE PRESIDENT PRODUCT
flex
P&G

Arnie VanDoren
VICE PRESIDENT HARDWARE ENGINEERING
BOSE
iRobot

Prospective Board of Directors[1]

Rick Cohen
FOUNDER
CHAIRMAN & CEO
C&S Wholesale Grocers

Rollin Ford
BOARD MEMBER
Leverage33
Walmart

Chuck Kane
BOARD MEMBER
MIT Massachusetts Institute of Technology

Todd Krasnow
BOARD MEMBER
Staples

Vikas J. Parekh
MANAGING PARTNER, SOFTBANK INVESTMENT ADVISERS
SoftBank

Merline Saintil
BOARD MEMBER
intuit

Michael Rhodin
BOARD MEMBER
IBM
IBM Watson

Note: Symbotic and C&S share common control through the Cohen family. [1]Additional board members to be added who have not yet been determined.

13

Leverage33

Symbotic Distribution

symbotic®
Reinvent the warehouse | Reimagine the supply chain®

System Architecture

- Fully autonomous mobility
- Granular atomization
- Digitized buffering
- RAID-based architecture

Multi-layer buffering structure
& Mobile robots
Outbound cells
Inbound cells

A typical system has...

~400	5-10	Proprietary	A.I.	Complete
autonomous EV mobile robots	inbound & outbound cells	software	logic	autonomy & modularity

15

• • • •

A.I.-Powered System Improves with Time

Top View of a Single Buffering Layer
Autonomous EV mobile robots

- Optimized Case Location
- Order Processing
- Integrated Coordination of Bot Traffic, Lifts & Cells
- Pallet Building Planner & Replan Software
- Product Type & Dimensions, Code Life & Inventory Dates
- Real-Time Data Analytics

16

Plug-n-Play Omni-channel

Case & item buffering
botX
Case atomizing
Mini bots
Pallet atomizing
Outbound cells

fully integrated case/item atomizing & buffering system with attached pallet building functionality fully automated fulfillment

multi-item tote capability eliminates pre-pick decant process potential for significant item picking cost reduction

17

Deep Competitive Moat

1
2
3
4
5
6

1. RAID-based buffering and system-of-systems architecture
2. Patented depalletizing tool and connected singularization for inbound
3. Lifts and buffer shelves enabling inbound and outbound
4. Intelligent, autonomous bots enabling case movement from inbound lifts to storage as well as selection and delivery to outbound buffers
5. Outbound fulfillment method and palletizing technology allowing for nearly continuous building of high cube pallets
6. Propriety software coordinates operations and optimizes 'bot traffic, storage, lifts and cells

450+
Patent Filings

276
Issued Patents

142
Patents Pending

$400MM
Cumulative R&D Spend

15+ Years
R&D Development

Data as of September 25, 2021.

18

Symbotic's Competitive Positioning

symbotic®

- Inventory reduction & cost savings
- Improved throughput efficiency
- Retrofit into existing facilities
- Increased storage density
- Superior accuracy

Distribution Centers

Conveyor/Crane/Shuttle

Dematic, Honeywell Intelligrated, Knapp, SSI Schäfer, Vanderlande, Witron, Swisslog

Poor SKU flexibility
High cost / Single failure points
Inflexible architecture

Limited retrofit
Limited throughput
Poor buffering density

Fulfillment/Micro-Fulfillment Centers

Cube Storage

Attabotics, AutoStore, Exotec Solutions, Ocado, Opex

Limited & slower throughput
Limited application
Manual case management

Human-centric

amazon.com, KIVA Systems, Geek+, Locus, IAM Robotics, 6 River Systems, Zebra Technologies

Item Pick

Berkshire Grey, RightHand Robotics, Vicarious

Partial automation
Limited application

19

• • • • •

Validated by Industry Leaders

C&S Wholesale Grocers

Largest U.S.
wholesale
grocery distributor[1]

our initial adopter
key development partner
more sites under consideration

Albertsons Companies

World's 3rd largest
supermarket
chain by revenue[2]

2 live DCs, next system ordered
industry best throughput
6 months from ground
break to acceptance

Walmart

World's largest
company
by revenue[3]

4-year development partner
1st full DC retrofit commitment
achieved industry best SKU counts

[1] Source: Forbes Magazine, November 2020.
[2] Source: The Balance Small Business, "The World's Largest Grocery Store Chains" (27-Oct-2020).
[3] Source: The 2021 Fortune Global 500, August 2021.
Note: Symbotic and C&S share common control through the Cohen family.

20

Why Walmart Partners with Symbotic

1. Symbotic is innovative, nimble, and willing to iterate to continuously improve its solutions
2. Symbotic increases agility and saves resources
3. Symbotic's intelligent automated palletizing process can optimize pallet builds on-the-fly
4. Symbotic's solution is highly configurable and can be easily retrofit into existing Walmart DCs

> "The technology from Symbotic does things differently… In short, this is a game changer."
>
> July 14, 2021
>
> Joe Metzger, Executive Vice President of Supply Chain Operations – Walmart, U.S.

- **2015** — Walmart & Symbotic sign initial Materials Handling Agreement.
- **2016** — The companies agree to develop System 1.0.
- **2017** — System 1.0 launched. The companies sign an Automation Agreement.
- **2019** — The companies contract for System 2.0.
- **2021** — Walmart accepts System 2.0 as operational & requests accelerated deployment of 25 Regional Distribution Centers.

Source: Company

21

Tangible Benefits

Powerful ROI

dramatically lower operating cost

5-9x outbound efficiency improvement

30-60% footprint reduction

99.9999%
Task accuracy

Exceptional
SKU agility

Increased pallet capacity

Lower transport costs

Faster inventory turns
Fewer stockouts

UNIT OF SALE
ONE SYSTEM "MODULE"
(ESTIMATES BASED ON CUSTOMER CASE STUDIES)

customer pays
$50MM
for system

$50MM
inventory reduction

Saves
$10MM
per year, net

25 Year
useful life

$250MM
savings over life

Sources: Management estimates from customers' analysis of Symbotic's systems compared to previous systems. Data as of August 31, 2021.

22

Strategically Addressed Markets

SAM-1
U.S. GENERAL MERCHANDISE,
AMBIENT FOOD & GROCERY,
APPAREL

SAM-2 = SAM-1 plus
U.S. CPG NON-FOOD,
HOME IMPROVEMENT, AUTO PARTS,
3PL, NON-AMBIENT FOOD

SAM-3 = SAM-2 plus
REMAINING U.S. VERTICALS
CANADA & EUROPE ALL VERTICALS

$125BN
SAM-1[1]
$238BN
SAM-2[1]
$373BN
SAM-3

Source: SWD Advisory (April 2021).
1. Walmart split evenly across general merchandise and grocery.

23

Long-Term Growth Strategy

MULTIPLE VECTORS FOR POTENTIAL GROWTH

Symbotic is currently in discussions with one of its largest existing customers with respect to a potential material expansion of the size and scope of that relationship. There are no assurances that such expansion will occur.

Increase Existing Customer Penetration

C&S
ALBERTSONS
WALMART

Win New Customers in Existing Verticals

GROCERY

GENERAL MERCHANDISE

Add New Verticals

APPAREL

CPG

HOME IMPROVEMENT

AUTO PARTS

Add New Geographies

Expand Product Suite

24

Financial Highlights

1. Hyper-growth: 86% 2020A-2025E revenue CAGR
2. High visibility growth: $5BN+ contracted backlog[1]
3. Margin expansion driven by new contracts
4. ~25% EBITDA margin as business scales
5. CapEx-light business leads to significant projected free cash flow by 2025E

[1] Symbotic is currently in discussions with one of its largest existing customers with respect to a potential material expansion of the size and scope of that relationship. There are no assurances that such expansion will occur.
Financial Highlights derived from Financial Summary. As of September 25, 2021.

25

Projected Revenue ($MM)

86% FY20-25E REVENUE CAGR

RPO of $5BN+[1]
exceeds projected revenue
$92
$211
$433
$832
$1,448
$2,027
$2BN+
FY2020A
FY2021E
FY2022E
FY2023E
FY2024E
FY2025E
26E + REVENUE BACKLOG
Non-Scheduled
Contracted and Scheduled[1]

[1]As of September 25, 2021. Symbotic is currently in discussions with one of its largest existing customers with respect to a potential material expansion of the size and scope of that relationship. There are no assurances that such expansion will occur.
Source: Symbotic management forecast.
FY: Last Saturday of September fiscal year end.

26

Sample Contract Summary

Contracts typically consist of three major components:

1. The Symbotic system (capital asset purchase)
2. Annual software subscription and support (required to use the system)
3. System operation services and parts

The system implementation (and related revenue) is spread over 6-12 months from contract date

Annual software subscription and operation services start when the system is deemed operational (6-12 months from contract date)

Gross Margin
1.6x
Year 1
System Life

Sources: Each statistic based on a result achieved at a customer site.

27

Strong Gross Margin Expansion

32%
30%
27%
23%
2%
$4
$102
$223
$436
$652
FY2021E
FY2022E
FY2023E
FY2024E
FY2025E
Systems Gross Profit ($M)
Software Subscription Gross Profit ($M)
Total Gross Margin

Source: Symbotic management forecast.
FY: Last Saturday of September fiscal year end.

28

Operating Leverage and FCF Generation

Adjusted EBITDA[1]

$486
24%
19%
9%
(9)%
$278
$74
(47)%
$(38)
$(99)
FY2021E
FY2022E
FY2023E
FY2024E
FY2025E
Adjusted EBIDTA
Adjusted EBIDTA Margin

Symbotic expected to reach ~25% Adj. EBITDA margins while continuing to scale

Free Cash Flow

$479
$(20)
$459
$273
$(37)
$236
$71
$(43)
$28
$(25)
$(41)
$(66)
$(109)
FY2021E
FY2022E
FY2023E
FY2024E
FY2025E
Adjusted EBIDTA - CAPEX
Innovation Center CAPEX

Low capex requirements imposed on Symbotic supports significant FCF generation with 2025E FCF margins at 24%

Source: Symbotic management forecast.
1. See Financial Summary Slide for reconciliation from Adjusted EBITDA to Net Income.
FY: Last Saturday of September fiscal year end.

29

FY2021 Un Aaud ctua itled Plan $ Variance % Variance REVENUE $240-$250 $211 $29-$39 14% - 18% Year over Year Growth % 161%-172% 129% GROSS PROFIT $6-$10 $4 $2-$6 50% - 150% % of Revenue 3%-4% 2% ADJUSTED OPERATING EXPENSES $105 $103 $2 2% ADJUSTED EBITDA ($99)-($95) ($99) $0-$4 0% - 4% NET INCOME ($126)-($122) ($135) $9-$13 7% - 10%

Detailed Transaction Overview

($ in millions, except per-share figures)

KEY TRANSACTION TERMS

ILLUSTRATIVE PRO FORMA OWNERSHIP[1]

Other Existing Symbotic Holders 3 %
SPAC Public Shareholders 6 %
SPAC Sponsor 5 %[2]
Other PIPE Investors 1 %
Walmart 9 %
Rick Cohen, Family & Trusts 76 %

ILLUSTRATIVE PRO FORMA VALUATION

POST-MONEY ENTERPRISE VALUE	**$4,752**
(+) Pro Forma Net Cash	705
PRO FORMA FULLY DILUTED EQUITY VALUE[1]	**$5,457**
(-) SPAC / Public Shareholder Equity	(320)
(-) Forward Purchase Agreement from SoftBank	(200)
(-) SPAC Sponsor Promote Issued at Close	(48)
(-) Additional At-Risk Sponsor Capital	(10)
(-) PIPE	(205)
PRE-MONEY EQUITY VALUE	**$4,674**

SOURCES AND USES

CASH SOURCES	
SPAC Cash in Trust	$320
FPA from SoftBank	200
New PIPE Investment	205
TOTAL	**$725**
CASH USES	
Paydown of Preferred	$300
Cash to Balance Sheet	375
Transaction Costs & Fees	50
TOTAL	**$725**

31

Detailed Transaction Overview ($ in millions, except per-share figures) KEY TRANSACTION TERMS ILLUSTRATIVE PRO FORMA VALUATION § Post-money enterprise value of $4,752MM POST-MONEY ENTERPRISE VALUE $4,752 (+) Pro Forma Net Cash 705 § $200MM FPA from SoftBank 1 PRO FORMA FULLY DILUTED EQUITY VALUE $5,457 § 40% of promote deferred to earnout, 1/2 of that triggered at $12 (-) SPAC / Public Shareholder Equity (320) and 1/2 at $14 (-) Forward Purchase Agreement from SoftBank (200) § $200MM seller earnout, 1/3 of that triggered at $12, 1/3 at $14, (-) SPAC Sponsor Promote Issued at Close (48) and 1/3 at $16 (-) Additional At-Risk Sponsor Capital (10) § Existing Symbotic equity holders (incl. Walmart) are expected to own 88% of (-) PIPE (205) the combined business at closing (including 15MM shares purchased by PRE-MONEY EQUITY VALUE $4,674 Walmart as part of a $150MM PIPE commitment), with 76% of the combined business owned by Rick Cohen, Family & Trusts 1 ILLUSTRATIVE PRO FORMA OWNERSHIP SOURCES AND USES Other Existing CASH SOURCES Symbotic Holders SPAC Cash in Trust $320 3 % FPA from SoftBank 200 SPAC Public New PIPE Investment 205 Shareholders Rick Cohen, Family & TOTAL $725 6 % Trusts CASH USES SPAC Sponsor 76% 2 5 % Paydown of Preferred $300 Cash to Balance Sheet 375 Other PIPE Investors Transaction Costs & Fees 50 1 % TOTAL $725 Walmart 9 % Note: $405MM in fully-committed capital exceeds the transaction’s minimum cash closing condition, reducing potential deal uncertainty risk. Assumes no redemptions. Assumes pre-transaction cash balance of $330MM, pro forma for the gross exercise of vested Walmart warrants 1 for $174MM. Unvested warrants are assumed by the successor company (although they may instead convert to restricted units). Pro Forma Fully Diluted Equity Value and Pro Forma Ownership include $60MM of unvested warrants that are assumed by the successor company, valued using the treasury stock method. Excluding the value of these warrants, Pro Forma Basic Equity Value is $5,397MM, and there are 539.7MM pro forma shares outstanding. The denominator of Pro Forma Ownership is 545.7MM (~539.7MM pro forma shares outstanding 2 plus ~6.0MM shares attributable to the Walmart warrants). SoftBank’s 5% ownership is comprised of 4% from the FPA, 1% from the promote shares and <1% from the shares purchased in a private placement concurrent with the SPAC IPO. 31

Symbotic's Technology is Paradigm-Shifting

Some technologies disrupt entire industries, and have substantial TAMs	Others automate manual processes using AI	Others serve as commerce-enabling technology platforms
NETFLIX TESLA PELOTON airbnb	INTUITIVE UiPath workday. zoom	DOORDASH shopify

symbotic *combines all three*

32

Valuation Upside as Symbotic's Technologies Shift the Paradigm

Automation / Industrial Technology

KEYENCE, ZEBRA, AMETEK, HEXAGON, Rockwell Automation, Trimble, COGNEX, AutoStore

- X Stable, low-growth businesses
- X Mature hardware-led offerings
- ✓ Industrial Tech Leaders

Automation / Industrial Software

ANSYS, ptc, AVEVA, Manhattan Associates, Bentley, aspentech, DESCARTES

- X Moderate top-line growth
- X Incremental vs. transformational advancement
- ✓ Visible, highly recurring revenue

Paradigm-Shifting Technologies

UiPath, DOORDASH, shopify, airbnb, TESLA, PELOTON, NETFLIX, zoom, workday, INTUITIVE

- ✓ Transformational technologies
- ✓ True industry / manual process disruptors
- ✓ Massive global TAMs

33

Χ Χ Χ Χ

Faster Revenue Growth with Comparable Margins

2021E - 2023E REVENUE CAGR
87 %
67 %
23 %
19 %
29 %
9 %
10 %
'21-'23E
'21-'25E
2023E ADJ. EBITDA MARGIN
12 %
25 %
26 %
31 %
14 %
33 %
38 %
2023E
2025E
2023E uFCF MARGIN[1]
8 %
24 %
21 %
27 %
12 %
28 %
35 %
2023E
2025E
Industry Disruptors
Process Automators
Commerce-Enabling Platforms
Automation / Industrial Tech
Automation / Industrial Software
PELOTON
TESLA
airbnb
NETFLIX
zoom
INTUITIVE
UiPath
workday
DOORDASH
shopify
KEYENCE
COGNEX
AMETEK
Trimble
ZEBRA
Rockwell Automation
HEXAGON
AutoStore
ANSYS
AVEVA
Bentley
aspentech
Manhattan Associates
ptc
DESCARTES

Source: Symbotic management forecast; Bloomberg, Capital IQ, company filings, and median IBES estimates (all companies calendarized to 31-Dec FYE)
Note: Market data as of 07-Dec-2021.
[1] uFCF defined as Adjusted EBITDA – CapEx.

34

87% 67% 29% 23% 19% 9% 10 % Symbotic ('21-'23) Symbotic ('21-'25) TSLA ABNB PTON NFLX PATH 38% 33% 31% 26% 25% 14% 12% 35% 28% 27% 24% 21% 12% 8%

Compelling Revenue Visibility

RPO ($B)

$5.3
$11.0
$3.2
$2.5
$1.7
$1.2
$0.5
$0.0
$0.0
$0.0
$0.0
$1.6
$1.0
$0.7
$0.5
$0.3
$0.0
$0.0
$0.0
$1.5
$0.9
$0.9
$0.6
$0.6
$0.3
$0.2

RPO AS A MULTIPLE OF CONSENSUS 2-YR-FWD REVENUE[1]

5.3 x
1.8 x
0.5 x
0.5 x
0.3 x
0.0 x
0.0 x
0.0 x
0.0 x
0.0 x
0.0 x
0.6 x
0.4 x
0.2 x
0.1 x
0.1 x
0.0 x
0.0 x
0.0 x
0.8 x
0.8 x
0.7 x
0.7 x
0.5 x
0.4 x
0.2 x
Paradigm Shifters
Automation / Industrial Technology
Automation / Industrial Software

Source: Symbotic management forecast; company filings, median IBES estimates

Note: Market data as of 07-Dec-2021. Reflects most recently available RPO, i.e., as of 30-Sep-2021 for Symbotic, Bentley Systems, Manhattan Associates, AspenTech, Ansys, Tesla, Intuitive Surgical, Netflix, Peloton, Airbnb, Doordash, Ametek, Autostore PTC and Rockwell Automation, 31-Mar-2021 for Aveva, 31-Jul-2021 for UIPath, and 01-Oct-2021 for Trimble, 02-Oct-2021 for Zebra, 03-Oct-2021 for Cognex, and 31-Oct-2021 for Workday, Descartes and Zoom.

[1] 2-yr-fwd represents the fiscal year following the current fiscal year, e.g., FY2023 for Symbotic and FY2022 for Autostore.

35

$11.0 $5.3 $3.2 $2.5 $1.7 $1.6 $1.5 $1.2 $1.0 $0.9 $0.9 $0.7 $0.6 $0.5 $0.6 $0.5 $0.3 $0.3 $0.2 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 5.3 x 1.8 x 0.8 x 0.8 x 0.7 x 0.7 x 0.6 x 0.5 x 0.5 x 0.5 x 0.4 x 0.4 x 0.3 x 0.2 x 0.2 x 0.1 x 0.1 x 0.0 x 0.0 x 0.0 x 0.0 x 0.0 x 0.0 x 0.0 x 0.0 x 0.0 x

Transaction Multiples Present Potential Upside Relative to Peers

2023E EV / REVENUE
4.8 x
2.1 x
10.6 x
13.0 x
15.1 x
6.2 x
12.8 x
2023E
2025E
2023E EV / EBITDA
38.2 x
8.6 x
51.9 x
37.8 x
108.5 x
22.0 x
28.9 x
2023E
2025E
2023E EV / uFCF[1]
59.9 x
8.9 x
51.8 x
44.3 x
122.6 x
24.3 x
30.0 x
2023E
2025E
Industry Disruptors
Process Automators
Commerce-Enabling Platforms
Automation / Industrial Tech
Automation / Industrial Software
PELOTON
TESLA
airbnb
NETFLIX
zoom
INTUITIVE
UiPath
workday.
DOORDASH
shopify
KEYENCE
COGNEX
AMETEK
Trimble.
ZEBRA
Rockwell Automation
HEXAGON
AutoStore
ANSYS
AVEVA
Bentley
aspentech
Manhattan Associates
ptc
DESCARTES

Source: Symbotic management forecast; Bloomberg, Capital IQ, company filings, and median IBES estimates (all companies calendarized to 31-Dec FYE)
Note: Market data as of 07-Dec-2021. Excludes negative multiples or multiples greater than 200x. Symbotic multiples reflect transaction EV of $4,752.
[1] uFCF defined as Adjusted EBITDA – CapEx.

36

15.1 x 13.0 x 12.8 x 10.6 x 6.2 x 4.8 x 2.1 x 108.5 x 51.9 x 38.2 x 37.8 x 28.9 x 22.0 x 8.6 x 122.6 x 59.9 x 51.8 x 44.3 x 30.0 x 24.3 x 8.9 x

symbotic
3940
symbotic

A complete system to automate the supply-chain with AI-enabled automation and integrated omni-channel

Extensive runway ahead to transform ~$1T of market spend

37 37

Highly visible growth profile underpinned by $5B+ contracted pipeline with large, blue-chip customers

Transaction Multiples Present Potential Upside Relative to Peers

($ in millions)

Implied Future EV
Implied Discounted EV
Implied Post-Money EV
$ 23,959
$ 13,310
Midpoint represents ~292% upside to transaction value
Midpoint represents ~172% upside to transaction value
$ 16,638
$9,243
$ 4,752

	Implied Future EV	Implied Discounted EV	Implied Post-Money EV
EV / 2025E uFCF[1]	25.0 x – 45.0 x	17.4 x – 31.3 x	8.9 x
EV / 2025E Revenue	6.0 x – 10.8 x	4.1 x – 7.5 x	2.1 x
EV / 2023E Revenue	13.3 x – 24.0 x	9.3 x – 16.7 x	4.8 x

Valuation Approach

- Symbotic is valued by applying EV/2023E uFCF peer multiple of 25.0 –45.0x to CY 2025E uFCF of $532mm, which implies a future EV of $18,635mm at the midpoint
- The implied future EV is then discounted 20% over a 2-year period to arrive at an implied present value of $12,941mm at the midpoint
- Transaction priced at $4.75bn, implying a 172% upside to the discounted EV

Source: Symbotic management forecast (all companies calendarized to 31-Dec FYE)
Note: Market data as of 7-Dec-2021.
[1] uFCF defined as Adjusted EBITDA – CapEx.

39

Implied Future EV Implied Discounted EV Transaction Value $ 23,959 $ 16,638 $ 13,310 $ 4,752 $9,243 ▪ ▪ ▪

Operational Benchmarking

2021E - 2023E REVENUE CAGR

87%
67%
34 %
32 %
30 %
24 %
23 %
23 %
19 %
18 %
15 %
14 %
Median: 23%
59%
14 %
13 %
10 %
9 %
9 %
7 %
5 %
Median: 9%
13 %
12 %
12 %
10 %
9 %
9 %
4 %
Median: 10%
'21-'23E
'21-'25E
UiPath
zoom
NETFLIX
INTUITIVE
AutoStore
KEYENCE
COGNEX
Trimble
AMETEK
ZEBRA
AVEVA
Bentley
DESCARTES
ptc
ANSYS

2023E ADJ. EBITDA MARGIN

Median: 24%
12 %
25 %
44 %
37 %
27 %
27 %
25 %
24 %
15 %
13 %
4 %
0.1%
Median: 33%
57 %
51 %
38 %
36 %
30 %
26 %
25 %
23 %
Median: 38%
54 %
45 %
44 %
38 %
35 %
35 %
26 %
2023E
2025E
INTUITIVE
zoom
NETFLIX
workday
UiPath
KEYENCE
AutoStore
COGNEX
AMETEK
Trimble
ZEBRA
ANSYS
DESCARTES
ptc
AVEVA
Bentley

2023E uFCF MARGIN[1]

Median: 18%
8 %
24 %
37 %
34 %
26 %
26 %
20 %
16 %
14 %
10 %
0.1%
(0.7)%
Median: 28%
56 %
48 %
34 %
29 %
28 %
24 %
23 %
21 %
Median: 35%
54 %
44 %
36 %
33 %
33 %
25 %
NA
2023E
2025E
INTUITIVE
zoom
NETFLIX
workday
UiPath
KEYENCE
AutoStore
COGNEX
AMETEK
Trimble
ZEBRA
ANSYS
ptc
AVEVA
Bentley
DESCARTES
Paradigm Shifters
Automation / Industrial Technology
Automation / Industrial Software

Source: Symbotic management forecast; Bloomberg, Capital IQ, company filings, and median IBES estimates (all companies calendarized to 31-Dec FYE)
Note: Market data as of 07-Dec-2021.
[1] uFCF defined as Adjusted EBITDA – CapEx.

40

Median: 23% Median: 9% Median: 10% 87% 67% 34% 59% 32% 30% 24% 23% 23% 19% 18% 14% 15% 13% 13% 14% 12% 12% 10% 10% 9% 9% 9% 9% 7% 5% 4 % Symbotic ('21-'23) Symbotic ('21-'25) SHOP PATH TSLA DASH ABNB PTON WDAY ZM NFLX ISRG AUTO KEY CGNX ROK HEXA TRMB AME ZBRA AVV BSY DSG PTC ANSS MANH AZPN Median: 24% Median: 33% Median: 38% 57% 54% 51% 45% 44% 44% 38% 38% 37% 36% 35% 35% 30% 27% 27% 26% 25% 25% 25% 24% 23% 26% 15% 12% 13% 0.1% 4 % Median: 18% 56 % Median: 28% 54 % Median: 35% 48% 44% 37% 36% 34% 34% 33% 33% 29% 28% 26% 26% 24% 25% 24% 23% 21% 20% 16% 14% 10% 8% 0.1% (0.7)% NA

Valuation Benchmarking

2023E EV / REVENUE

Median: 11.9x
Median: 6.2x
Median: 12.8x
4.8 x
2.1 x
22.3 x
16.5 x
15.8 x
14.2 x
13.7 x
10.1 x
9.6 x
8.5 x
7.4 x
2.2 x
22.7 x
19.1 x
10.6 x
6.9 x
5.5 x
5.4 x
5.3 x
5.1 x
15.7 x
13.0 x
13.0 x
12.8 x
12.5 x
7.5 x
7.1 x
2023E
2025E

2023E EV / EBITDA

Median: 50.5x
Median: 22.0x
Median: 28.9x
38.2 x
8.6 x
149.7 x
67.2 x
59.4 x
53.3 x
50.5 x
40.9 x
37.8 x
27.3 x
25.8 x
NM
44.5 x
33.4 x
29.7 x
22.4 x
21.7 x
21.0 x
18.7 x
18.2 x
48.5 x
37.4 x
34.5 x
28.9 x
23.8 x
21.5 x
18.7 x
2023E
2025E

2023E EV / uFCF[1]

Median: 51.6x
Median: 24.3x
Median: 30.0x
59.9 x
8.9 x
160.2 x
86.7 x
85.0 x
51.8 x
51.4 x
44.3 x
28.8 x
28.4 x
NM
NM
47.3 x
33.9 x
31.2 x
24.5 x
24.0 x
22.8 x
22.4 x
20.0 x
50.5 x
39.1 x
35.9 x
24.0 x
22.4 x
19.5 x
NA
2023E
2025E

■ Paradigm Shifters ■ Automation / Industrial Technology ■ Automation / Industrial Software

Source: Symbotic management forecast; Bloomberg, Capital IQ, company filings, and median IBES estimates (all companies calendarized to 31-Dec FYE)
Note: Market data as of 07-Dec-2021. NM if negative or greater than 200x.
[1] uFCF defined as Adjusted EBITDA – CapEx.

41

Median: 11.9x Median: 6.2x Median: 12.8x 22.3 x 22.7 x 19.1 x 16.5 x 15.8 x 15.7 x 14.2 x 13.7 x 13.0 x 13.0 x 12.8 x 12.5 x 10.1 x 10.6 x 9.6 x 8.5 x 7.4 x 7.5 x 6.9 x 7.1 x 5.5 x 5.4 x 5.3 x 4.8 x 5.1 x 2.1 x 2.2 x Symbotic '23 Symbotic '25 SHOP ISRG PATH TSLA ABNB WDAY ZM DASH NFLX PTON AUTO KEY CGNX HEXA AME TRMB ZBRA ROK ANSS AZPN BSY DSG MANH AVV PTC Median: 50.5x Median: 22.0x Median: 28.9x 149.7 x 67.2 x 59.4 x 53.3 x 50.5 x 44.5 x 48.5 x 38.2 x 40.9 x 37.8 x 33.4 x 37.4 x 34.5 x 27.3 x 29.7 x 28.9 x 25.8 x 22.4 x 21.7 x 21.0 x 23.8 x 21.5 x 18.7 x 18.2 x 18.7 x 8.6 x NM Symbotic '23 Symbotic '25 SHOP DASH TSLA PTON ABNB WDAY ISRG NFLX ZM PATH AUTO KEY CGNX ROK ZBRA TRMB AME HEXA MANH BSY ANSS DSG AZPN AVV PTC Median: 51.6x Median: 24.3x Median: 30.0x 160.2 x 86.7 x 85.0 x 59.9 x 51.8 x 51.4 x 50.5 x 47.3 x 44.3 x 39.1 x 35.9 x 33.9 x 31.2 x 28.8 x 28.4 x 24.5 x 24.0 x 24.0 x 22.8 x 22.4 x 20.0 x 22.4 x 19.5 x 8.9 x NM NM NA Symbotic 23 Symbotic '25 SHOP TSLA DASH ABNB WDAY ISRG NFLX ZM PTON PATH AUTO KEY CGNX ROK HEXA ZBRA TRMB AME MANH BSY ANSS AZPN AVV PTC DSG

Financial Summary

($ in millions)

	FY2020A	FY2021E	FY2022E	FY2023E	FY2024E	FY2025E
REVENUE	**$92**	**$211**	**$433**	**$832**	**$1,448**	**$2,027**
Year over Year Growth %		129%	106%	92%	74%	40%
GROSS PROFIT	**($19)**	**$4**	**$102**	**$223**	**$436**	**$652**
% of Revenue		2%	23%	27%	30%	32%
ADJUSTED OPERATING EXPENSES						
R&D	55	72	90	92	93	94
SG&A	31	31	50	57	65	72
Total Adjusted Operating Expenses	**$86**	**$103**	**$140**	**$149**	**$158**	**$166**
Adjusted EBITDA	**($105)**	**($99)**	**($38)**	**$74**	**$278**	**$486**
RECONCILIATION TO NET INCOME						
ADJUSTED EBTIDA	**($105)**	**($99)**	**($38)**	**$74**	**$278**	**$486**
One-Time Expenses	–	(17)	–	–	–	–
Employee Incentive Plans	–	(15)	(33)	(11)	(20)	(11)
Depreciation & Amortization	(6)	(4)	(8)	(20)	(33)	(39)
Interest Income, net	1	–	–	–	–	–
NET INCOME	**($110)**	**($135)**	**($80)**	**$43**	**$225**	**$437**
Maintenance CapEx	(5)	(10)	(3)	(3)	(5)	(7)
ADJUSTED EBITDA LESS MAINTENANCE CAPEX	($110)	($109)	($41)	$71	$273	$479
Innovation CapEx	–	–	(25)	(43)	(37)	(20)
ADJUSTED EBITDA LESS TOTAL CAPEX	($110)	($109)	($66)	$28	$236	$459

Source: Symbotic management forecast. FY: Last Saturday of September fiscal year end. Figures may not total due to rounding. Adjusted EBITDA is a non-GAAP measures. EBITDA = Earnings Before Interest, Taxes and Depreciation.

42

Returns Summary STOCK PRICE $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 ILLUSTRATIVE PRO FORMA VALUE ($MM) SPAC Public Shareholders $ 192 $ 256 $ 320 $ 384 $ 448 $ 512 $ 576 $ 640 1 SPAC Sponsor 155 207 258 329 407 465 523 581 Other PIPE Investors 33 44 55 66 77 88 99 110 2 Walmart Basic Shares 255 340 424 514 605 698 785 873 Walmart Warrants 0 27 60 93 126 159 192 224 Rick Cohen, Family & Trusts 2,492 3,323 4,154 5,056 5,983 6,934 7,801 8,667 Other Existing Shareholders 111 148 185 226 267 310 348 387 POST-MONEY EQUITY VALUE $ 3,238 $ 4,345 $ 5,457 $ 6,669 $ 7,913 $ 9,165 $ 10,324 $ 11,482 IMPLIED RETURNS 3 Illustrative IPO Investor 1-Year Return (%) (40)% (20)% 0% 20% 40% 60% 80% 100% 3 Illustrative PIPE Investor 1-Year Return (%) (40) (20) 0 20 40 60 80 100 1,4 SPAC Sponsor Gain ($MM) ($55) ($4) $48 $119 $196 $254 $312 $370 1,4 Illustrative SPAC Sponsor 1-Year Return (%) (26)% (2)% 23% 57% 93% 121% 148% 176% IMPLIED PRO FORMA OWNERSHIP SPAC Public Shareholders 5.9% 5.9% 5.9% 5.8% 5.7% 5.6% 5.6% 5.6% 1 SPAC Sponsor 4.8 4.8 4.7 4.9 5.1 5.1 5.1 5.1 Other PIPE Investors 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 2 Walmart Basic Shares 7.9 7.8 7.8 7.7 7.6 7.6 7.6 7.6 Walmart Warrants 0.0 0.6 1.1 1.4 1.6 1.7 1.9 2.0 Rick Cohen, Family & Trusts 77.0 76.5 76.1 75.8 75.6 75.7 75.6 75.5 Other Existing Shareholders 3.4 3.4 3.4 3.4 3.4 3.4 3.4 3.4 TOTAL 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0 % Implied Dilution from Sponsor Promote and Additional At-Risk Capital 1.1% 1.1% 1.1% 1.3% 1.6% 1.6% 1.6% 1.6 % Note: Assumes no redemptions. Assumes pre-transaction preferred balance of $691MM (as of 9/25/2021) and cash balance of $330MM pro forma for the gross exercise of vested Walmart warrants for $174MM. Unvested warrants are assumed by the successor company (although they may instead convert to restricted units),. Values above include only the triggered portion of the 8.0MM SVF Investment Corp 3. promote shares and of the 20MM seller earnout shares. For example, $12 column includes the SVF Investment Corp 3. promote and seller earnout shares that are triggered at $12 but not those that are triggered at $14. 6.7MM of the seller earnout shares will be triggered at $12 and forfeited if that target is not met in seven years, 6.7MM will be triggered at $14 and forfeited if that target is not met in seven years, and the remaining 6.7MM seller earnout shares will be triggered at $16 and forfeited if that target is not met in seven years. 40% of the 8.0MM SVF Investment Corp 3. promote shares held by the Sponsor will be deferred. 1.6MM of the deferred promote shares will be triggered at $12 and forfeited if that target is not met in seven years, and the remaining 1.6MM deferred promote shares will be triggered at $14 and forfeited if that target is not met in seven years. 1 SPAC Sponsor shares include promote shares, 1.04mm shares that the SPAC Sponsor purchased in a private placement concurrent with the SPAC IPO, and 20mm shares to be purchased by the SPAC sponsor as part of the SoftBank FPA. 2 Includes shares issued as part of gross exercise of warrants as well as shares issued as part of Walmart’s $150mm PIPE investment. 3 Assumes investor entry price of $10/share. 4 Assumes SPAC Sponsor at-risk capital of $200mm (from the SoftBank FPA) plus $10.4mm (from the shares purchased in a private placement concurrent with the SPAC IPO). 43

Risk Factors

Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could have a material adverse effect on our business, financial condition and results of operations. If any of the following risks actually materialize, they could have a material adverse effect on our business, financial condition and results of operations. In that event, you could lose part or all of your investment. All references in this section to "we," "our" or "us" refer both to the business of Warehouse Technologies LLC and its subsidiaries (collectively, "Symbotic") prior to the consummation of the Contemplated Business Combination (the "Contemplated Business Combination") with SVF Investment Corp. 3 ("SVF") and to the business of the post-business combination public company and its subsidiaries.

The list below is not exhaustive. It has been prepared solely for purposes of the private placement transaction and solely for potential private placement investors. It has not been prepared for any other purpose. You should carefully consider these risks and uncertainties, together with any other information provided to you, and you should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business and securities of Symbotic and SVF as well as the Contemplated Business Combination will be disclosed in future documents filed or furnished by Symbotic or SVF with the U.S. Securities and Exchange Commission ("SEC"), including the documents filed or furnished in connection with the Contemplated Business Combination. The risks and uncertainties presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of Symbotic and SVF as well as the Contemplated Business Combination. Accordingly, such risks and uncertainties may differ significantly from, and be more extensive than, those presented below.

Risks Related to Symbotic's Business, Operations and Industry

- We are an early-stage company with a limited operating history and a history of losses. We have not been profitable historically, and it is difficult to evaluate our future prospects and the risks and challenges we may encounter.
- Our operating results and financial condition may fluctuate from period to period, which could make our future operating results difficult to predict or cause our operating results to fall below analysts' and investors' expectations.
- We may need to raise additional capital, and this capital may not be available on terms favorable to us or our stockholders, or at all, when needed.
- We depend heavily on principal customers, and therefore, our success is heavily dependent on our principal customers' ability to grow their businesses and their adoption of our warehouse automation systems.
- If any of our principal customers terminates, or decides not to renew its contract, or we are unable to grow our business by attracting new customers, our business, financial condition and results of operations will be adversely affected.
- We may not achieve profitability in the near term or at all.
- C&S Wholesale Grocers, Inc. ("C&S Wholesale Grocers"), one of our largest customers, is an affiliate of Symbotic. Despite our affiliation with C&S Wholesale Grocers, there is no guarantee that they will continue to be a customer beyond the term of their current contract with us.
- Complex software and technology systems will need to be developed, both in-house and in coordination with vendors and suppliers, for us to successfully produce and integrate our warehouse automation systems with our customers' existing warehouses, and there can be no assurance that such systems will be successfully developed.
- We depend upon key employees and other highly qualified personnel, including hardware and software engineers, and will need to hire and train additional personnel.
- Our new warehouse automation systems, software, services and products may not be successful.
- We rely on suppliers to provide equipment, components and services. Any disruption to the suppliers' operations could adversely affect our business, financial condition and results of operations.
- The suppliers on which we rely have each entered into services agreements with us, and a number of these agreements provide the supplier with a termination right upon notice for any reason. A supplier's choice to give notice of termination could disrupt our operations, negatively impact our reputation and adversely affect our business, financial condition and results of operations.
- We currently share certain services with C&S Wholesale Grocers including, but not limited to, insurance, tax and treasury services. We are in the process of procuring such services separately from C&S Wholesale Grocers or entering into agreements that govern the use of shared services with C&S Wholesale Grocers. Among other potential risks, this process may result in increased costs, including insurance costs, for Symbotic.
- The markets in which we participate could become competitive and many companies, including large retail and e-commerce companies, companies that offer point solutions or other end-to-end or specific supply chain functionalities and other companies that focus on automated technologies, may target the markets in which we do business. Additionally, our customers and potential customers may develop in-house solutions that compete with our warehouse automation systems. If we are unable to compete effectively with these potential competitors and developments, our sales and profitability could be adversely affected.
- If we are unable to develop new solutions, adapt to technological change, sell our software, services and products into new markets or further penetrate our existing markets, our revenue may not grow as expected.

44

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Risk Factors

Risks Related to Symbotic's Business, Operations and Industry (continued)

- *Failure to manage our growth effectively could make it difficult to execute our business strategy and could adversely affect our business, financial condition and results of operations.*
- *Our warehouse automation systems, software, services and products may be affected from time to time by design and manufacturing defects that could adversely affect our business, financial condition and results of operations and result in harm to our reputation.*
- If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing business needs, requirements or preferences, our products may become less competitive.
- In our customer agreements, we agreed to undertake certain liability allocations as part of the negotiation process. The occurrence of such liability could disrupt our business or result in liability.
- Inflation, tariffs, customs duties and other increases in manufacturing and operating costs could adversely affect our cash flow as well as our business, financial condition and results of operations.
- We may experience risks associated with future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.

Risks Related to Intellectual Property

- We may need to bring or defend ourselves against patent, copyright, trademark, trade secret or other intellectual property infringement or misappropriation claims, which may adversely affect our business, financial condition and results of operations by limiting our ability to use technology or intellectual property and causing us to incur substantial costs.
- Our business, financial condition and results of operations may be adversely affected and the value of our brand, products and other intangible assets may be diminished if we are unable to maintain and protect our intellectual property rights (including maintaining the confidentiality and control of our proprietary source code and other trade secrets) from unauthorized use or infringement by third parties.
- Our software platform contains third-party open source software components. Certain use of such open source components with our proprietary software could adversely affect our ability to charge fees for, or otherwise protect the value of, our offerings.
- Our patent applications may not issue or, if issued, may not provide sufficient protection, which may adversely affect our ability to prevent others from commercially exploiting products similar to ours.

Risks Related to Cybersecurity, Software Deficiencies, Service Interruptions and Data Privacy

- We have experienced cybersecurity incidents in the past and may experience further cybersecurity incidents or security breaches of our systems or information technology in the future, which may result in system disruptions, shutdowns or unauthorized access to or disclosure of confidential or personal information.
- Our ability to efficiently manage and expand our business depends significantly on the reliability, capacity and protection of our systems and information technology. Real or perceived failures or security breaches of our systems and information technology could disrupt our operations, lead to loss of proprietary information, damage our relationships with customers, result in regulatory investigations and penalties, lead to liability, negatively impact our reputation and otherwise adversely affect our business, financial condition and results of operations.
- A breach of our systems or information technology that results in unauthorized access to personal information could require us to notify affected employees, customers and other persons (including governmental organizations) and lead to lawsuits and investigations alleging breaches of applicable laws or regulations.
- We depend and rely upon technologies from third parties (including cloud-based technologies) to operate our business, and interruptions or performance or security problems with these technologies or the termination of relationships with the providers of these technologies may adversely affect our business, financial condition and results of operations.
- Real or perceived errors, failures, bugs or defects in our systems or information technology could adversely lead to liability and litigation, disrupt our operations and could negatively impact our reputation and otherwise adversely affect our business, financial condition and results of operations.
- Our business requires the collection, use, handling, processing, transfer and storage of employee and customer data, and such activities may be regulated by third-party agreements and our own privacy policies as well as certain federal, state and foreign laws and regulations.
- Numerous states and the federal government have enacted, or are considering enacting, increasingly complex and rigorous privacy, information security and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection and information security-related practices. In addition, monitoring and complying with these laws and regulations may be expensive and disruptive to our business, and our real or perceived failure to comply with them could adversely affect our business, financial condition and results of operations.

Risks Related to the Contemplated Business Combination

- The announcement or pendency of the Contemplated Business Combination may impact our business relationships, performance and operations generally.
- The Contemplated Business Combination may disrupt our current business plans and operations and may cause difficulties in retaining our employees.

45

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Risk Factors

Risks Related to the Contemplated Business Combination (continued)

- If the conditions to closing of the Contemplated Business Combination are not satisfied or waived, the Contemplated Business Combination agreement may be terminated in accordance with its terms.
- Legal proceedings in connection with the Contemplated Business Combination could delay or prevent the completion of the Contemplated Business Combination.
- If SVF's public stockholders exercise redemption rights for a large number of shares prior to the Contemplated Business Combination, this could deplete SVF's trust account and diminish Symbotic's working capital.
- The shares acquired in the proposed private placement transaction will be subject to registration with the SEC, and upon registration, the share price may be volatile due to a variety of factors, such as changes in the competitive environment in which we operate, the regulatory framework of the industry in which we will operate, developments in our business and operations and changes in our capital structure.
- Investors in this offering will experience immediate and substantial dilution.
- Our only principal asset following the Contemplated Business Combination will be our interest in a new Symbotic holding company, and accordingly, we will depend on distributions from the new Symbotic holding compnay to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.
- Pursuant to the Tax Receivable Agreement, we will be required to make payments to equityholders of the new Symbotic holding company for certain tax benefits we may claim, and those payments may be substantial.
- In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we realize or be accelerated.
- If the new Symbotic holding company were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and the new Symbotic holding company might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

Other Risks

- As a private company, we have not been required to document and test our internal controls over financial reporting, management has not been required to certify the effectiveness of our internal controls, and our auditors have not been required to opine on the effectiveness of our internal controls over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses and errors in our financial reporting, which could adversely affect our business, financial condition and results of operations. Moreover, there are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm our business may occur and not be detected.
- We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.
- Our management has limited experience in operating a public company.
- The dual class structure of our common stock has the effect of concentrating voting control with our Chief Executive Officer and certain other holders of our Class V-3 common stock; this will limit or preclude your ability to influence corporate matters.
- We have not elected to take advantage of the "controlled company" exemption to the corporate governance rules for publicly traded companies but may do so in the future.
- We share certain key executives with C&S Wholesale Grocers, one of our major customers, which means those executives do not devote their full time and attention to our affairs, and the overlap may give rise to conflicts.
- Our overlapping executive officers and directors with C&S Wholesale Grocers may result in the diversion of corporate opportunities to C&S Wholesale Grocers and other conflicts, and provisions in our certificate of incorporation may provide us no remedy in those circumstances.
- Our business, financial condition, results of operations or cash flows could be significantly hindered by the occurrence of a natural disaster, terrorist attack or other catastrophic event. We also face risks related to health epidemics, including the ongoing COVID-19 pandemic, which could adversely affect our business, financial condition and results of operations.
- New legislative and regulatory actions could adversely affect our business, financial condition and results of operations.
- We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations and could face criminal liability and other serious consequences for violations, which could adversely affect our business, financial condition and results of operations.
- Any future litigation against us could be costly and time-consuming to defend.
- Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could harm our future profitability or otherwise adversely affect our business, financial condition and results of operations.

46

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Exhibit 99.3

See Important Disclaimers at the bottom of this document.

Public Management Presentation Transcript

Jack Antsey – Goldman

Slide: Transaction Overview

Hi, I’m Jack Anstey, Vice President at Goldman Sachs’ Technology Investment Banking Group.

On behalf of Goldman Sachs and Deutsche Bank, we are incredibly excited to introduce you to both Symbotic and Softbank today and let you hear all the reasons why we believe Symbotic is poised to transform the global supply chain with its AI enabled technology in a way that increases supply chain agility while reducing resource consumption.

I’ll now hand over to Vikas Parekh Partner at SoftBank who will provide some insight why of all the opportunities in the world to come across their desk they decided to partner with Rick Cohen, Bill Boyd, Tom Ernst and the Symbotic team on this exciting growth opportunity.

Vikas Parekh – Softbank

Slide: SVF Investment Corp. 3

Softbank is a founder-led company just like Symbotic

For over 40 years we’ve been investing in the technology ecosystem across the globe.

SoftBank Investment advisors manages the SoftBank vision fund and has more than 145 investment professionals globally. We have already invested in over 180 growth stage companies and SoftBank Investment Corp 3 is sponsored by the SoftBank Investment advisors

The SPAC vehicle for SoftBank is really an opportunity to partner with world class management teams and accrete ownership in cutting edge technology companies.

To that end, SVF Investment Corp 3 has attached with it, a Forward Purchase Agreement of up to $200 million dollars.

Slide: Automation Drive Transformation

One key investment theme for SoftBank is the role of automation in transforming large industries. Examples of which include Intuitive Surgical in healthcare, and Tesla in transportation, and now we are thrilled to be investing in Symbotic as they transform the supply chain.

Slide: SVF3’s Assessment

When SoftBank had the opportunity to assess Symbotic, we came to the conclusion that here is a technology leader that is attacking a massive TAM and is doing so using AI to automate and deliver solutions. It is backed by an exceptional founder and has a world class management team. It has a track record of sustained and profitable growth, with significant visibility into the future revenue growth potential as well. We believe that Symbotic is just getting started with an opportunity to expand its reach into many more verticals and geographies.

Rick Cohen – Symbotic CEO

Slide: First Principles of the $1T Supply Chain

Thank you Vikas

Let me explain why the supply chain is fundamentally broken and needs to change and why this is the right time for Symbotic to change that supply chain.

Let me explain how the supply chain has worked since the 50’s and why it is going to dramatically change in the next ten years

Manufacturers want to produce and ship things in large quantities. They want to make full pallets and they want to ship truckloads. The most efficient way to move to stuff from the manufacturer and receive stuff in a warehouse is by truck in full pallets.

Warehouse move individual cases to the stores and typically these stores are within 100-200 miles of the warehouse, and the stores want individual cases

The supply chain moves goods through a process of atomizing pallets and cases into items, while buffering the flow to match supply and demand.

Meanwhile, the supply chain has become increasingly global, and labor is increasingly strained, stressing today’s supply chain to the breaking point.

We have invented a unique system that transforms this process with A.I. and robotic automation, and that’s why leading retailers like Walmart partner with us.

Symbotic’s system is the backbone of commerce for our customers, processing inventory faster, more accurately, and far more efficiently.

Slide: Manually Operated Distribution

Let’s back up and discuss the current state of the industry.

Today’s modern supply chain was designed to store, ship and buffer pallets and tractor-trailer’s containers.

It is labor-intensive, space consuming and inflexible, whether you are a large, small, global or regional operator.

Mostly, this warehouse stores air. These humans must inefficiently travel miles per day, the work is strenuous and tedious, often resulting in high workers comp costs, and turnover rates often exceeding 100% if you can even fill the jobs.

Finally, humans are three 9’s accurate, maybe at best four 9’s, resulting in expensive extra buffering in the system and stock-outs at the point of commerce.

Slide: Mechanized Distribution

So, over the last couple of decades the industry has begun to partially mechanize.

The most common technology used, in about 15% of warehouses, reduces the needs for humans to transit the warehouse. This is the approach behind conveyance-based automation.

The problem is a human still needs to take goods off the end of that conveyer you see. In addition, the goods are not sorted, so goods need to be sorted at the store.

So, in the end, this approach only saves some labor.

In addition, conveyors are inflexible to product variety growth or change, they have many single points of failure, and have high and complex maintenance costs.

For Symbotic, even in the supply chains that have invested in conveyance-based automation, the opportunity to rip out and upgrade is massive.

Slide: Symbotic Addresses Existential Threats

Companies are being forced to simultaneously confront three major compounding challenges that have broken their existing supply chains.

First, long-term labor challenges have boiled over into spiraling wage inflation and permanently understaffed warehouses as far as the eye can see.

Second, e-commerce competition is forcing retailers to push the e-commerce fulfillment closer to the customer for faster delivery.

And the third challenge is that today’s consumers expect millions of choices and instant gratification so retailers must tap global supply chains to expand their product variety.

All of this has broken existing inflexible pallet and container-based manual supply chains.

As a customer of supply chain services at my grocery distributor C&S, I could see these three supply chain challenges emerging 15 years ago. So, I started to look for a solution.

Now those challenges pose an existential problem. You must change or you will not be able to compete.

Fortunately, I now have a solution that will transform the industry and I’ve assembled a strong team to execute on this strategy.

Slide: Experienced, Founder-Led Team

Our management and board team are comprised of seasoned and talented leaders that share the passion I have to re-invent the supply chain with A. I. and full robot-to-robot automation.

Rather than just tell you about it, I’d like to show you the system in action.

Slide: Symbotic Distribution Video

Bill Boyd – Symbotic Chief Strategy Officer

Slide: System Architecture

Hello, I’m Bill Boyd, Chief Strategy Officer here at Symbotic.

Now that you’ve seen the video, I thought I would take a few minutes to orient you to the system and our technology in a bit more depth.

Our system has been created on a horizontal architecture in which 3-foot-tall layers of buffering and selection are stacked on top of each other

This architecture allows us to retrofit virtually any existing distribution center while maximizing density.

Because we digitize each individual case and know all of its size and handling attributes, we are able to operate our systems with no labels or trays which gives us an advantage in terms of density, speed and the number of different SKUs we can handle.

The blue area on this slide which you can see makes up most of the space, has no moving parts in it other than our fleet of autonomous robots.

Once a pallet of merchandise is inducted into our system through the inbound cells at the bottom left, no human touches a case on that pallet until it is ready for delivery to a store.

The system that you saw operating in the video is comprised of 5 automated outbound cells, 4 automated inbound cells and a fleet of 400 autonomous bots. It ships about 1 million cases a week and it does that with less than one error per million.

Slide: A.I. Powered System Improves with Time

But what truly makes our system dynamic and disruptive is what it can do when it’s paired with our proprietary AI enhanced software.

What you see on this slide is a top-down view of our software controlling our autonomous bots on one level of our system. Buffering is handled in the yellow areas on the top and inbound and outbound processing is handled in the blue and purple at the bottom of the slide.

Our software plans and manages inbound flow, outbound flow and the tasks of all of the autonomous bots in the system dynamically for optimal performance.

And, critically, the software manages these functions in three dimensions. What you see here is the x and y axes on an individual level, but as I mentioned earlier, we utilize a stacked architecture so a typical system will have ten of the levels you see depicted here stacked on top of each other and the software then manages the system in each of the x, y and z dimensions to create what is truly high-speed, random-access storage and selection throughout the whole system.

And, since our software learns as it handles each and every item, our system becomes more dynamic with use.

Slide: Plug-n-Play Omni-channel

We believe that the ability for our system to learn and improve though operation combined with the speed and accuracy we are able to achieve will also allow future capabilities that have never been achieved in this industry.

What you see on this slide is one of those unlocks.    We are in the process of installing our first prototype of a fully integrated case and item handling system.    Utilizing our existing software and existing case handling autonomous bots along with a new autonomous mini bot we’ll be able to incorporate item atomizing and selection into our system.

The gray structure you see on the left is plugged into our system and allows us to bring native cases directly from our buffering structure to selection stations within our structure where they are selected, added to totes with other items and then returned to buffering by our autonomous bots. They are then selected along with cases for delivery to stores in aisle friendly pallets.

Slide: Deep Competitive Moat

Symbotic has a deep competitive moat which has been developed over 15 years.

We have always looked at our technology as both a system and the sum of a number of very valuable parts.

As a result, we have amassed a very large patent portfolio over time that includes a number of system level patents and patents on critical pieces of our technology and processes.

As a reminder, our software that manages a fleet of hundreds of autonomous vehicles is the ultimate enabler of this system.

Slide: Symbotic’s Disruptive Architecture

And with that, let’s talk about some other solutions in the market and where we fit in.

As I mentioned earlier, we believe that Symbotic utilizes a truly unique and disruptive architecture.

There are capable crane and shuttle-based systems on the market, but they generally require a greenfield purpose-built facility, and they are throughput and SKU constrained compared to Symbotic.

The mechanized handling systems in the market are also capable, but they generally solve only part of the problem facing supply chains as they only automate certain tasks.

We believe that Symbotic offers a better solution than either of these alternatives, and because of our architecture and our ability to handle native cases we think we can potentially be a significant enhancement to the e-commerce and point solutions on the right hand side of this page as they still have not solved the problem of storing, handling and, in many cases, decanting of items that arrive to their systems in cases and/or pallets from manufacturers.

As an analogy for each of these categories of technologies, we liken them to a very capable passenger airplane. It works well, does what they are supposed to do and serves a very valuable purpose, but it will never carry passengers to space. To do that you need a fundamentally different vehicle that is able to reach escape velocity. In this industry we believe that we are that different and disruptive technology.

Slide: Validated by Industry Leaders

We believe that we have a fundamentally different solution for the supply chain of the future because we have worked with some of the most demanding operators of supply chains in developing our system.

Slide: Why Walmart Partners with Symbotic

Walmart has told us that our system is unique in its ability to both retrofit into existing buildings and handle its very large SKU count.

In addition, our ability to innovate and improve our existing system capabilities during the life of the system allows for added flexibility.

And our system throughput exceeds anything else on the market by more than 2x.

Tom Ernst – Symbotic CFO

Slide: Tangible Benefits, Powerful ROI

Hello, I’m Tom Ernst, Chief Financial Officer here at Symbotic.

Let’s discuss the “game-changing” economics our customers can experience by looking at some of the data that our customers have shared with us.

An average system could cost our customers about $50m up front per install.

Given the scalable, modular nature of our system, we currently have installs contemplated that are one third the size of this average system to more than three times as large.

Because of our speed and accuracy, some of our customers plan to save up-front capital costs by reducing their inventory in their supply chain, allowing the system to pay for itself in the first year.

But the savings are just getting started. Our customers realize greatly improved labor efficiency, both in the DC and in the back of the store, lower real-estate needs and increased sales through higher SKU count and lower stock-outs.

Net of annual software subscription fees owed to Symbotic; on an average system our customers typically reduce their operating expenses by over $10m per year.

It is this strong ROI that positions us well to rapidly penetrate our market.

Slide: Strategically Addressed Markets

We have planned our go-to-market strategy over the next few years in three phases.

In our first strategically addressed market, we are targeting five focus verticals, and particularly the top 10 companies in those verticals, providing a $125B addressable opportunity.

Our SAM-2 expands our opportunity by over $100 Billion with the next five verticals.

And then we plan to address another over $100B in opportunities in SAM-3 as we expand into Europe and then the next ten verticals.

Beyond our 3 SAM phases, we have many potential vectors for long-term growth.

Slide: Long-Term Growth Strategy

We see multiple attractive international markets around the globe, particularly East Asia, South America, and the Middle East, where we have already experienced inbound demand for our systems.

The modular, AI and software-driven nature of our system allows us to readily upsell upgrades and performance enhancements.

And we have longer-term product strategies to expand our footprint and see several adjacent markets that would vertically integrate with our strategic platform to expand the scope of our technology.

The massive growth opportunity supports a strong business plan.

Slide: Financial Highlights

I joined the company just over a year ago and couldn’t be more excited about the CFO’s dream combination we have, unparalleled growth visibility, powerful and expanding operating leverage and cash flow to mirror the bottom-line profitability.

Our business plan is built to grow quickly.

While we are targeting nearly a 100% CAGR over the next five years, our backlog exceeds our total cumulative revenue through 2025, giving us exceptional visibility into our top-line plan.

Slide: Projected Revenue

For the next few years, while we are growing rapidly and the initial system capital sale is the strong majority of revenue, we see gross margins growing to and through 30%.

As we look at the business long-term, we see leverage to and through the 50% level.

Our strong gross margins are complemented by operating leverage.

Slide: Sample Contract Summary

The nature of our business model adds additional visibility.

We typically sell three major components.

The customer pays up front and will then own the physical system.

In order to use the system, the customer annually pays software subscription and support.

Finally, and the smallest piece, the customer contracts for system operation services and buys maintenance parts from us as needed.

The revenue recognition for these systems is on a percentage of completion basis, so we benefit from the smoother recognition of revenue as components are built and installed. Currently, this is about a year, and we are working to increase deployment speeds to be able to complete deployment in about six months.

Our recurring revenues are at much higher gross margins than the initial capital purchase. And as a result, we expect the lifetime gross margin of an install to expand by over 60% relative to the first year which provides a powerful razor and razor-blade effect.

Slide: Operating Leverage and FCF Generation

Our growth visibility enables us to plan for operational scale efficiencies and to leverage go-to-market partners in both supply chain and in commissioning of systems.

This enables us to focus our almost doubling of overhead expenses from 2020 to 2025 in investment growth to broaden our market opportunity while we are scaling.

The net result of our strong operating leverage enables us to plan for EBITDA and free cash flow expansion into the low-to-mid 20 percent levels in our plan.

Additionally, we plan to use $125million in capital from this fund raise to fund innovation centers for deployment prototyping, customer experience and training and advanced testing.

Slide: FY2021 Unaudited Results vs Plan

We have a September fiscal year end and are wrapping up our year end close, but I can share our preliminary unaudited results.

We expect to beat our 2021 revenue projections by 14 to 18 percent, driven by faster than expected starts to new systems.

As a result, gross margins should beat plan.

With slightly more operating expenses, we should beat our planned bottom-line plan by up to 10%.

I’d like to turn it over to Vikas from Softbank to discuss the funding transaction.

Vikas Parekh – Softbank

Slide: Symbotic’s Technology is Paradigm-Shifting

I just want to take a minute to reiterate why Softbank sees Symbotic as a transformative opportunity.

Symbotic is well on its way to disrupt a massive industry.

It is doing so using AI and automation to make manual processes more efficient.

And finally, the industry it serves has tremendous secular tailwinds that are going to favor the company for a long time.

Slide: Valuation Upside as Symbotic’s Technologies Shift the Paradigm

Symbotic is a unique company with no direct comparables.

When we considered the landscape, it became clear to us that they are not an automation or industrial technology company with a much higher growth profile and the fact that they are a system led sale, versus a point solution.

We believe that Symbotic compares more favorably to the traditional industrial software players as well, given that their top line growth is accelerating and the very transformative nature of their solutions.

The way we think about Symbotic is more akin to companies that have paradigm shifting technologies and work in massive TAMs, and to disrupt them.

Slide: Faster Revenue Growth with Comparable Margins

Given this framework, we evaluated the financial profile of Symbotic relative to the categories and the names on the previous slide.

Symbotic compares very favorably since it delivers outsized growth and does so profitability.

Not just from an operating margin standpoint, but also from a cashflow standpoint which is indicative of the fact that it is not a capital-intensive business.

Slide: Compelling Revenue Visibility

One of the most unique and differentiating features of Symbotic’s financial profile is the unparalleled revenue visibility that the company has.

Symbotic’s RPO is higher than most of the comp set, and this is especially true if we think of the RPO as a multiple of the forward-looking two-year revenue, which is truly best in class in the case of Symbotic.

In addition to this being an incredible financial feature for all investors, we also believe that this represents the criticality of Symbotic’s tech to its customers and the faith that its customers are placing in Symbotic and its management team.

Slide: Transaction Multiples Present Potential Upside Relative to Peers

Given the nature of the company and its management profile, the transaction multiples represent an upside to the comp set used. The valuation represents a 4.8x 2023 revenue multiple which is lower than the comp set used.

It represents an 8.6x EV/EBITDA multiple and an 8.9 EV / unlevered free cash flow multiple on a 2025 basis, which is again lower than the comps used.

In summary, we believe that the company and the transaction represent a very attractive proposition for all our investors.

Rick Cohen – Symbotic CEO

Thank you Vikas.

The supply chain is fundamentally broken and needs to change, and this is the right time for Symbotic.

Disclaimers

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF Investment Corp. 3’s (“SVF”) and Warehouse Technologies LLC’s (“Warehouse”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s prospectus filed with the SEC on March 10, 2021 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Warehouse (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Warehouse, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by stockholders of SVF and Warehouse on the expected terms and schedule; delay in closing the Merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Warehouse; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; possible variances between the historical financial information Warehouse presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by SVF’s stockholders; the effect of the announcement or pendency of the transaction on Warehouse’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Merger; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks related to SVF’s restatement of financials, as described on a Form 8-K filed with the SEC on November 30, 2021.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Warehouse’s control. While all projections are necessarily speculative, SVF and Warehouse believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Warehouse, or their representatives, considered or consider the projections to be a reliable prediction of future events.

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This communication is being made in respect of the proposed merger transaction involving SVF and Warehouse.

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